Exhibit 99.10

EXECUTION COPY

CREDIT AGREEMENT

dated as of

August 2, 2013

Among

BROOKFIELD RESIDENTIAL US CORPORATION,

as Borrower

BROOKFIELD RESIDENTIAL PROPERTIES INC.,

as Holdings

THE LENDERS PARTY HERETO,

as Lenders

and

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH,

as Administrative Agent and Collateral Agent

CREDIT SUISSE SECURITIES (USA) LLC

and

CITIGROUP GLOBAL MARKETS INC.,

as Joint Lead Arrangers and Joint Bookrunners

$250,000,000 REVOLVING CREDIT FACILITY

i

5.6	Litigation; Compliance with Laws	73
5.7	Payment of Taxes	74
5.8	Governmental Regulation	74
5.9	Compliance with ERISA and Similar Applicable Law	74
5.10	Environmental Matters	75
5.11	Employee Matters	75
5.12	Solvency	75
5.13	True and Complete Disclosure	75
5.14	Sanctioned Persons	76
5.15	Insurance	76

SECTION 6.
AFFIRMATIVE COVENANTS		76

6.1	Financial Statements and Other Reports	76
6.2	Consolidated Corporate Franchises	80
6.3	Payment of Taxes; Performance of Obligations	80
6.4	Maintenance of Properties; Insurance	80
6.5	Inspection; Books and Records	81
6.6	Compliance with Statutes	81
6.7	Execution of Guaranty and Collateral Documents by Future Guarantors and Subsidiaries	81
6.8	Further Assurances	82
6.9	Transactions with Affiliates	82
6.10	End of Fiscal Years; Fiscal Quarters	83
6.11	Use of Proceeds	83
6.12	Changes in Business	84
6.13	Designation of Subsidiaries	84
6.14	Ratings	84
6.15	Anti-Money Laundering Legislation	84

SECTION 7.
NEGATIVE COVENANTS		84

7.1	Limitation on Liens, etc.	85
7.2	Investments; Joint Ventures	89
7.3	Restricted Payments	92
7.4	Financial Covenants	94
7.5	Restriction on Fundamental Changes; Asset Sales	95
7.6	Sale Leasebacks	97
7.7	Modifications of Material Agreements	98

SECTION 8.
EVENTS OF DEFAULT		98

8.1	Failure to Make Payments When Due	98
8.2	Default in Other Agreements	98
8.3	Breach of Certain Covenants	99
8.4	Breach of Warranty	99
8.5	Bankruptcy, etc.	99
8.6	Judgments and Attachments	99
8.7	Employee Benefit Plans	99

8.8	Change in Control	100
8.9	Invalidity of the Guaranty	100
8.10	Failure of Security	100
8.11	Right to Cure	101

SECTION 9.
AGENTS		102

9.1	Appointment	102
9.2	Rights as a Lender	103
9.3	Exculpatory Provisions	103
9.4	Reliance by the Agents	104
9.5	Delegation of Duties	104
9.6	Resignation of Administrative Agent and/or Collateral Agent	104
9.7	Collateral Documents; Successor Collateral Agent	105
9.8	Release of Guarantors	105
9.9	Non-Reliance on Agents and Other Lenders	105
9.10	Duties of Other Named Entities	106

SECTION 10.
MISCELLANEOUS		106

10.1	Assignments and Participations in Loans	106
10.2	Expenses; Indemnity; Damage Waiver	112
10.3	Right of Set-Off	113
10.4	Sharing of Payments by Lenders	114
10.5	Amendments and Waivers	114
10.6	Independence of Covenants	116
10.7	Notices	116
10.8	Survival of Representations, Warranties and Agreements	118
10.9	Failure or Indulgence Not Waiver; Remedies Cumulative	118
10.10	Marshaling; Payments Set Aside	118
10.11	Severability	119
10.12	Obligations Several; Independent Nature of the Lenders’ Rights	119
10.13	Maximum Amount	119
10.14	Headings	120
10.15	Applicable Law	120
10.16	Successors and Assigns	120
10.17	Consent to Jurisdiction and Service of Process	120
10.18	Waiver of Jury Trial	121
10.19	Confidentiality	121
10.20	Integration; Electronic Execution	122
10.21	USA Patriot Act Notification	123
10.22	Agency of the Borrower for each other Loan Party	123
10.23	No Fiduciary Duties	123
10.24	Judgment Currency	124
10.25	Effect of Certain Inaccuracies	124

EXHIBITS

I	FORM OF NOTICE OF BORROWING
II	FORM OF NOTICE OF CONVERSION/CONTINUATION
III	FORM OF NOTICE OF ISSUANCE OF LETTER OF CREDIT
IV	FORM OF NOTE
V	FORM OF GUARANTY
VI	FORM OF OFFICER’S CERTIFICATE
VII	FORM OF BORROWING BASE CERTIFICATE
VIII	FORM OF ASSIGNMENT AGREEMENT
IX	FORM OF NON-DEBT FUND AFFILIATE ASSIGNMENT AGREEMENT
X	FORM OF SECURITY AGREEMENT
XI	FORM OF OPINION OF CLEARY GOTTLIEB STEEN & HAMILTON LLP
XII	FORM OF OPINION OF BROWNSTEIN HYATT FARBER SCHRECK, LLP
XIII	FORM OF OPINION OF CORBETT STEELMAN & SPECTER, APLC
XIV	FORM OF OPINION OF FIELD LLP
XV	FORM OF OPINION OF GOODMANS LLP
XVI	FORM OF OPINION OF GREENBERG TRAURIG LLP
XVII	FORM OF OPINION OF SHULMAN, ROGERS, GANDAL, PORDY & ECKER, PA

SCHEDULES

2.1	COMMITMENTS
3.1	LETTER OF CREDIT COMMITMENTS
4.1	CERTAIN DEBT AND LETTERS OF CREDIT
5.1C	SUBSIDIARIES OF HOLDINGS
5.15	INSURANCE
6.9	TRANSACTIONS WITH AFFILIATES
7.1A	CERTAIN EXISTING INDEBTEDNESS
7.1	CERTAIN EXISTING LIENS
7.2	CERTAIN EXISTING INVESTMENTS

CREDIT AGREEMENT

This CREDIT AGREEMENT is dated as of August 2, 2013 and entered into by and among BROOKFIELD RESIDENTIAL US CORPORATION, a Delaware corporation (the “Borrower”), as borrower, BROOKFIELD RESIDENTIAL PROPERTIES INC., a company organized under the laws of the Province of Ontario, Canada (“Holdings”), EACH LENDER FROM TIME TO TIME PARTY HERETO (each individually referred to herein as a “Lender” and collectively as “Lenders”) and CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as administrative agent for the Lenders (in such capacity, together with its successors and assigns, the “Administrative Agent”) and as collateral agent for the Lenders (in such capacity, together with its successors and assigns, the “Collateral Agent”).

In consideration of the premises and the agreements, provisions, and covenants herein contained, the parties hereto agree as follows:

SECTION 1.

DEFINITIONS

1.1 Certain Defined Terms.

The following terms used in this Agreement shall have the following meanings:

“Accepting Lenders” has the meaning assigned to that term in Section 2.9A.

“Additional Facilities Amount” means $75,000,000; provided that to the extent any additional Commitments with a maturity date later than the Commitment Termination Date are made pursuant to Section 2.1A(ii) concurrently with a permanent reduction pursuant to Section 2.4A(ii) in the Commitments existing immediately prior to such time, the Additional Facilities Amount shall be deemed increased by the lesser of (i) the amount of such additional Commitments and (ii) the amount of such permanent reduction.

“Adjusted LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum equal to the product of (i) the LIBO Rate in effect for such Interest Period and (ii) Statutory Reserves; provided, however, that the adjustment for Statutory Reserves shall only apply to interest payable to the Administrative Agent or a Lender in the event the Administrative Agent or such Lender, as applicable, is subject to Statutory Reserves.

“Administrative Agent” has the meaning assigned to that term in the preamble to this Agreement.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Class” has the meaning assigned to that term in Section 10.5A.

“Affected Lender” has the meaning assigned to that term in Section 2.6C.

“Affected Loans” has the meaning assigned to that term in Section 2.6C.

“Affected Revolving Credit Class” has the meaning assigned to that term in Section 2.9A.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. The term “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. The terms “Controlling” and “Controlled” have meanings correlative thereto.

“Affiliate Lender” means, at any time, any Lender that is BAM or that is a wholly-owned Subsidiary of BAM (other than Holdings, the Borrower or any of their respective Subsidiaries and other than any natural person) at such time.

“Affiliate Lender Register” has the meaning assigned to that term in Section 10.1G(iv).

“Agent” means the Administrative Agent and/or the Collateral Agent, as context requires.

“Agreement” means this Credit Agreement as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% and (c) the Adjusted LIBO Rate for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1.00%; for the purpose of clause (c), the Adjusted LIBO Rate for any day shall be based on the rate determined on such day at approximately 11 a.m. (London time) by reference to the interest settlement rates for deposits in Dollars (as set forth by (a) the British Bankers’ Association, (b) any successor service or entity that has been authorized by the U.K. Financial Conduct Authority to administer the London Interbank Offered Rate or (c) any service selected by the Administrative Agent that has been nominated by such an entity as an authorized information vendor for the purpose of displaying such rates). If the Administrative Agent shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, including the inability or failure of the Administrative Agent to obtain sufficient quotations in accordance with the terms of the definition thereof, the Alternate Base Rate shall be determined without regard to clause (b) of the preceding sentence until the circumstances giving rise to such inability no longer exist. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective on the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate, as the case may be.

“Anticipated Collateral” means, as of any date of determination thereof, the Collateral that would be required to be delivered by the Borrower pursuant to Section 6.7B (after giving effect to any applicable grace periods) if the Borrower were to elect on such date that the Secured Borrowing Base be In Effect.

“Applicable Accounting Standards” means, as of the Effective Date, GAAP; provided, however, that Holdings may, in accordance with Section 1.2C, change the Applicable Accounting Standards to IFRS; provided, that any change in the Applicable Accounting Standards shall have no retroactive effect for purposes of calculations previously made pursuant to the covenants contained in this Agreement.

“Applicable Laws” means, as to any Person, any law (including common law), statute, regulation, ordinance, rule, order, decree, judgment, consent decree, writ, injunction, settlement agreement or governmental requirement enacted, promulgated or imposed or entered into or agreed by any Governmental Authority (including the USA PATRIOT Act, ERISA and laws relating to Foreign Plans and obligations), in each case applicable to or binding on such Person or any of its property or assets or to which such Person or any of its property or assets is subject.

“Applicable Margin” means, for any day, with respect to any Eurodollar Loan or Base Rate Loan, the applicable rate per annum set forth below under the caption “Eurodollar Margin” or “Base Rate Margin”, as the case may be, based on the Capitalization Ratio as of the last day of the most recent Fiscal Year or period, as the case may be, for which Section 6.1 Financials have been delivered; provided that until the date of delivery to the Administrative Agent of the Section 6.1 Financials as of and for the Fiscal Quarter ended March 31, 2014, the Capitalization Ratio shall be deemed to be in Category 1 for purposes of determining the Applicable Margin:

CAPITALIZATION RATIO	EURODOLLAR MARGIN	BASE RATE MARGIN
Category 1	2.250%	1.250%
> 0.55 to 1.00

Category 2	2.000%	1.000%
≤ 0.55 to 1.00
> 0.40 to 1.00

Category 3	1.875%	0.875%
≤ 0.40 to 1.00

Each change in the Applicable Margin resulting from a change in the Capitalization Ratio shall be effective with respect to all Commitments on and after the date of delivery to the Administrative Agent of the Section 6.1 Financials indicating such change until the date immediately preceding the next date of delivery of Section 6.1 Financials indicating another such change. At any time during which Holdings has failed to deliver Section 6.1 Financials, the Capitalization Ratio shall be deemed to be in Category 1 for purposes of determining the Applicable Margin.

“Applicable Period” has the meaning assigned to that term in Section 10.25.

“Approved Fund” means any Fund or similar investment vehicle that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arrangers” means Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners.

“Asset Sale” means any Disposition (other than operating leases entered into in the ordinary course of business) by Holdings or any of its Subsidiaries to any Person (other than the Loan Parties) of any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, including, Capital Stock (including, Capital Stock of any Subsidiary of Holdings), but excluding (a) sales (including bulk sales), leases, assignments, conveyances, transfers or other dispositions (including exchanges or swaps) of amenities, homes, Model Units, land, other real property, inventory or goods, in each case held for sale or otherwise disposed of in the ordinary course of a Permitted Business; (b) Dispositions arising out of, or the granting of, any options or rights of first refusal to purchase real property granted to the master developer or the seller of real property that arise as a result of the non-use or non-development of such real property by a Loan Party; (c) sales, assignments, conveyances, transfers or other Dispositions of obsolete or worn out assets in the ordinary course of a Permitted Business; (d) the creation of Permitted Encumbrances and dispositions in connection with, or pursuant to the exercise of remedies under, Permitted Encumbrances; (e) licenses or other Dispositions of Intellectual Property entered into in the ordinary course of a Permitted Business; (f) sales of Cash Equivalents; (g) immaterial Dispositions (including lot line adjustments) of portions of any Real Estate for dedication to the public or otherwise in connection with the development of Real Estate; (h) immaterial Dispositions for the purpose of resolving any encroachment issues; and (i) any Disposition for a purchase price not in excess of $10,000,000.

“Assignment Agreement” means an assignment and assumption agreement in substantially the form of Exhibit VIII annexed hereto or in such other form as may be approved by the Administrative Agent.

“Assumed Purchase Money Loan” means, at any time, (a) any loan secured by Real Property Inventory purchased by the applicable Loan Party and improvements constructed thereon and/or an Equity Pledge and incurred or assumed by such Loan Party simultaneously or within 180 days after the date of the purchase of such Real Property Inventory, provided that (i) the original aggregate principal amount of such loan shall not exceed the sum of (x) the purchase price of the Real Property Inventory securing such loan, plus (y) the aggregate amount of costs and expenses incurred in connection with the purchase of such Real Property Inventory and such loan, plus (z) the aggregate amount of all reserves required to be established pursuant to the terms and conditions of such loan and (ii) such loan may only be secured by a security interest on such Real Property Inventory and/or an Equity Pledge (and customary deposits in connection therewith and proceeds and products therefrom) and (b) any amendment, modification, extension or refinancing of such loan, provided that, with respect to any amendment, modification, extension or refinancing of such loan, (i) the aggregate principal amount thereof shall not exceed the sum of (x) the greater of (A) the outstanding principal amount of, and accrued interest and prepayment premiums and similar amounts on, such loan at the time of such amendment, modification, extension or refinancing and (B) the purchase price of the Real Property Inventory securing such loan, plus (y) the aggregate amount of costs and expenses incurred in connection with such amendment, modification, extension or refinancing, plus (z) the aggregate amount of all reserves required to be established pursuant to the terms and conditions of such amendment, modification, extension or refinancing (less any reserves returned to such Loan Party in connection with such amendment, modification, extension or refinancing) and (ii) such loan (as amended, modified, extended or refinanced) shall not be secured by the assets of any Loan Party other than the Real Property Inventory initially purchased by the applicable Loan Party and improvements constructed thereon and/or an Equity Pledge (and customary deposits in connection therewith and proceeds and products therefrom). Notwithstanding anything to the contrary herein, (A) a loan that satisfies the foregoing requirements set forth in this definition shall be an “Assumed Purchase Money Loan” regardless of whether such loan otherwise constitutes Non-Recourse Indebtedness and (B) the obligations under such loan may be guaranteed by a Non-Recourse Guaranty or Non-Recourse Payment Guaranty.

“Availability Amount” means, at any time (a) if the Capitalization Ratio as of the last day of the most recent Test Period for which Section 6.1 Financials have been delivered exceeds 0.60 to 1.00 (a “Borrowing Base Trigger Event”), from and after the date that such Section 6.1 Financials were delivered, the lesser of (i) the Commitments then in effect and (ii) the Total Borrowing Base Availability or (b) if clause (a) of this definition is not applicable, the Commitments then in effect.

“BAM” means Brookfield Asset Management Inc.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada), in each case as now and hereafter in effect, or any successor statutes.

“Base Rate Loans” means Loans bearing interest at rates determined by reference to the Alternate Base Rate as provided in Section 2.2A.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is defined in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time or upon the occurrence of a subsequent condition. The term “Beneficially Own” shall have a corresponding meaning.

“Board” means the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Board of Directors” means (a) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board, (b) with respect to a partnership, the board of directors of the general partner of the partnership, (c) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof and (d) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrower” has the meaning assigned to that term in the preamble to this Agreement.

“Borrower Materials” has the meaning assigned to that term in Section 10.7D.

“Borrowing” means Loans of the same Class, Type and currency, made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect.

“Borrowing Base Assets” means Unrestricted Cash and Cash Equivalents, Escrow Proceeds Receivable, Units Under Contract, Units Under Construction, Speculative Units, Model Units, Finished Lots, Lots Under Development and Entitled Land.

“Borrowing Base Certificate” means a certificate executed by a Responsible Officer in the form annexed hereto as Exhibit VII or another form reasonably acceptable to the Administrative Agent and the Borrower.

“Borrowing Base Debt” means, as of any date, on a consolidated basis, Total Indebtedness, minus, to the extent included therein, (a) Subordinated Debt, (b) Non-Recourse Indebtedness (including, for the avoidance of doubt, Non-Recourse Indemnity Guaranties), (c) Non-Recourse Payment Guaranties and Guarantee Obligations in respect of any Indebtedness incurred by joint ventures or Subsidiaries of Holdings, the Borrower or the Restricted Subsidiaries, (d) to the extent not otherwise excluded from this definition under clause (b), Permitted Purchase Money Loans, Construction Loans or Combination Loans, in each case, in an amount equal to the lesser of (i) the aggregate principal amount of such Indebtedness and (ii) the sum of (x) the book value of the assets securing such Indebtedness, plus (y) the aggregate amount of costs and expenses incurred in connection with such Indebtedness, plus (z) the aggregate amount of all reserves required to be established pursuant to the terms and conditions of such Indebtedness, and (e) letters of credit or similar arrangements to the extent cash collateralized.

“Borrowing Base Trigger Event” has the meaning assigned to that term in the definition of “Availability Amount”.

“Borrowing Minimum” means $1,000,000.

“Borrowing Multiple” means $100,000.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close; provided that with respect to matters relating to Eurodollar Loans, the term “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City or London, England, are authorized or required by law to close.

“Calculation Date” has the meaning assigned to that term in Section 7.4A.

“Canadian Dollars” or “C$” means the lawful currency of Canada.

“Canadian Dollar Equivalent” means, on any date of determination with respect to an amount in Dollars, the equivalent thereof in Canadian Dollars, determined by the Administrative Agent using the Exchange Rate then in effect.

“Canadian Pension Plan” means a “registered pension plan” as that term is defined in subsection 248(1) of the Income Tax Act (Canada).

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person. Notwithstanding the foregoing, all leases of any Person that are or would be treated as operating leases in accordance with GAAP on the Effective Date (whether or not such operating leases are in effect on the Effective Date) shall continue to be accounted for as operating leases (and not as Capital Leases) for purposes of this Agreement regardless of any change in GAAP following the Effective Date which would otherwise require such leases to be treated as Capital Leases.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing, excluding from all of the foregoing any debt securities convertible into Capital Stock so long as such debt securities are not entitled to share in the payment or distribution of any Dividends (other than Dividends paid in the form of Capital Stock) at any time prior to their conversion into Capital Stock.

“Capitalization Ratio” has the meaning assigned to that term in Section 7.4A.

“Capitalization Ratio Covenant” means the covenant of Holdings set forth in Section 7.4A.

“Cash” means (a) money, (b) currency or (c) a credit balance in a Deposit Account with a Cash Equivalent Bank.

“Cash Equivalent Bank” means any Lender or any commercial bank organized under the laws of the United States of America, any state thereof, the District of Columbia or Canada, in each case having unimpaired capital and surplus of not less than $500,000,000 (or the Canadian Dollar Equivalent thereof).

“Cash Equivalents” means (a) marketable securities issued or directly and unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (b) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having the highest rating obtainable from either S&P or Moody’s (or, at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent from another U.S. nationally recognized rating service); (c) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of Canada or of any Canadian province (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of Canada or of such Canadian province), in each case maturing within one year from the date of acquisition thereof; (d) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s (or, at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent from another U.S. nationally recognized rating service); (e) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s, issued by any Cash Equivalent Bank; (f) Eurodollar time deposits having a maturity of less than one year purchased directly from any Cash Equivalent Bank (provided such deposit is with such bank or any other

Cash Equivalent Bank); (g) repurchase agreements with a term of not more than 30 days for underlying securities of the type described in clauses (a), (b), (c) and (f) above entered into with any Cash Equivalent Bank or securities dealers of recognized national standing; (h) marketable short-term money market and similar securities having a rating of at least A-1 or P-1 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another U.S. nationally recognized rating service); (i) shares of investment companies that are registered under the Investment Company Act of 1940, as amended, and invest solely in one or more of the types of securities described in clauses (a) through (h) above; and (j) other short-term investments utilized by Restricted Subsidiaries in jurisdictions other than the United States and Canada in accordance with normal investment practices for cash management in investments of a type analogous to the foregoing.

“Cash Management Bank” means any Person that is an Agent, a Lender or an Affiliate of an Agent or a Lender at the time it provides any Cash Management Services or that is an Agent, a Lender or an Affiliate of an Agent or Lender at any time after it has provided any Cash Management Services.

“Cash Management Obligations” means obligations owed by Holdings, the Borrower or any Restricted Subsidiary to any Cash Management Bank in connection with, or in respect of, any Cash Management Services.

“Cash Management Services” means treasury, depository and cash management services and any automated clearing house fund transfer services.

“Change in Law” means the occurrence, after the Effective Date, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, regulations or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines, regulations or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued, in each case to the extent materially different from that in effect on the Effective Date.

“Class”, when used in reference to any Loans or Commitments, means each of the following classes of Loans or Commitments: (a) the Commitments and the Loans, (b) if any additional Commitments are made pursuant to Section 2.1A(ii) that are Other Credit Extensions, such additional Commitments and Other Credit Extensions (it being understood that any Other Credit Extensions (together with the Commitments in respect thereof) having different terms shall each be construed to be a different Class) or (c) if any Loan Modification Offers are made and accepted pursuant to Section 2.9, the Commitments of the Accepting Lenders and the Loans made thereunder (it being understood that the Loans of Accepting Lenders (together with the Commitments in respect thereof) having different terms shall each be construed to be a different Class); provided, however, that at no time shall there be more than six Classes of Loans or Commitments outstanding under this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended to the Effective Date and from time to time thereafter and any successor statute.

“Collateral” means any and all assets, whether real or personal, tangible or intangible, on which Liens are purported to be granted pursuant to the Security Agreement as security for the Obligations, in each case except to the extent released in accordance with the Loan Documents.

“Collateral Agent” has the meaning assigned to that term in the preamble to this Agreement.

“Collateral Deliverables” means, with respect to any Pledged Equity, (a) the results of a search of the UCC (or equivalent) filings made with respect to the applicable Loan Parties and, if requested by the Administrative Agent, copies of the financing statements (or similar documents) disclosed by such search and evidence reasonably satisfactory to the Administrative Agent that the Liens indicated by such financing statements (or similar documents) are permitted by Section 7.1 of this Agreement, or have been or will be released contemporaneously with, in connection with the Initial Pledged Equity, the effectiveness of the Security Agreement or, in connection with any other Pledged Equity, the creation and perfection of the security interest in such Pledged Equity in favor of the Administrative Agent, (b) certificates evidencing all of such Pledged Equity that is represented by certificates and stock powers and membership interest powers (as the case may be) with respect thereto executed in blank, all in form and substance reasonably acceptable to the Administrative Agent, (c) with respect to such Pledged Equity that constitutes an uncertificated security, a Transaction Statement confirming that the issuer of such Pledged Equity will comply with instructions with respect to such security originated by the Administrative Agent without further consent or approval, (d) proper financing statements in form appropriate for filing under the Uniform Commercial Code of all jurisdictions that the Administrative Agent may deem reasonably necessary or desirable in order to perfect and protect the first priority liens and security interests created under the Security Agreement and evidence of the completion of all other recordings, filings and other actions with respect to the Security Agreement that the Administrative Agent may deem necessary or desirable in order to perfect and protect the security interest created thereunder and (e) favorable opinions of counsel to the applicable Loan Parties as to such matters as the Administrative Agent may reasonably request, including, without limitation, as to corporate formalities and creation and perfection of the security interest in such Pledged Equity in favor of the Administrative Agent, in form and substance reasonably satisfactory to the Administrative Agent.

“Collateral Documents” means the Security Agreement and any other documents, instruments or agreements delivered by any Loan Party pursuant to this Agreement or any of the other Loan Document in order to grant, protect or perfect Liens on any assets of such Loan Party as security for all or any of the Obligations.

“Combination Loan” means a single loan that is (a) used for both acquisition, land development and construction purposes and (b) satisfies the requirements contained in the definition of “Assumed Purchase Money Loan” or “Seller Purchase Money Loan”, as the case may be, and the definition of “Construction Loan”. A Combination Loan (x) shall be considered an Assumed Purchase Money Loan or a Seller Purchase Money Loan, as the case may be, with respect to the portion of such Combination Loan used for acquisition purposes, and a Construction Loan with respect to the portion of such Combination Loan used for land development or construction purposes, (y) shall be treated as a single loan for purposes of the definition of “Assumed Purchase Money Loan” or “Seller Purchase Money Loan”, as the case may be, and the definition of “Construction Loan”, in each case in connection with any amendment, modification, extension or refinancing of such Combination Loan and (z) may, for the avoidance of doubt, be secured by the Real Property Inventory relating to such Combination Loan and/or an Equity Pledge (and customary deposits in connection therewith and proceeds and products therefrom).

“Commitment” means, with respect to each Lender, the commitment of such Lender to make Loans hereunder (and to acquire participations in Letters of Credit as provided for herein) as set forth on Schedule 2.1 or in any agreement entered into by such Lender pursuant to Section 2.1A(ii), or in the Assignment Agreement or Non-Debt Fund Affiliate Assignment Agreement pursuant to which such Lender assumed its Commitment, as applicable, as the same may be (a) reduced from time to time pursuant to Section 2.4A(ii) and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 10.1.

“Commitment Fee Rate” means the applicable rate per annum set forth below as the case may be, based on the Capitalization Ratio as of the last day of the most recent Fiscal Year or period, as the case may be, for which Section 6.1 Financials have been delivered; provided that until the date of delivery to the Administrative Agent of the Section 6.1 Financials as of and for the Fiscal Quarter ended March 31, 2014, the Capitalization Ratio shall be deemed to be in Category 1 for purposes of determining the Commitment Fee Rate:

CAPITALIZ ATION RATIO	FACILITY FEE RATE
Category 1	0.500%
≥ 0.40 to 1.00

Category 2	0.375%
< 0.40 to 1.00

Each change in the Commitment Fee Rate resulting from a change in the Capitalization Ratio shall be effective with respect to all Commitments on and after the date of delivery to the Administrative Agent of the Section 6.1 Financials indicating such change until the date immediately preceding the next date of delivery of Section 6.1 Financials indicating another such change. At any time during which Holdings has failed to deliver Section 6.1 Financials, the Capitalization Ratio shall be deemed to be in Category 1 for purposes of determining the Commitment Fee Rate.

“Commitment Fees” has the meaning assigned thereto in Section 2.3A.

“Commitment Termination Date” means, with respect to any Class, the earliest of (a) August 1, 2017, subject to extension as provided in Section 2.9, (b) the date on which the Commitments of such Class are permanently reduced to zero pursuant to Section 2.4A(ii) and (c) the date of termination of the Commitments of such Class pursuant to Section 8.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Communications” has the meaning specified in Section 10.7B.

“Completed Unit” means a Unit owned by the Borrower or its Restricted Subsidiaries as to which all necessary construction has been completed in order to obtain a temporary or final certificate of occupancy (whether or not such certificate of occupancy has actually been obtained), or if a certificate of occupancy is not required to be provided to, or issued by, the applicable jurisdiction, respectively, the Unit is otherwise ready for occupancy in accordance with Applicable Law.

“Consolidated Loan Party Adjusted Tangible Assets” means, as of any date of determination, the total amount of all assets of the Loan Parties, less Intangible Assets of the Loan Parties, in each case as determined on a consolidated basis in accordance with Applicable Accounting Standards, as shown on the most recently delivered Section 6.1 Financials.

“Consolidated Net Income” of Holdings for any period means the aggregate Net Income of Holdings, the Borrower and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with Applicable Accounting Standards; provided that there shall be excluded from such Net Income (to the extent otherwise included therein), without duplication:

(i) the Net Income of any Person (other than the Borrower or a Restricted Subsidiary) in which any Person (including an Unrestricted Subsidiary) other than Holdings, the Borrower or any Restricted Subsidiary has an ownership interest, except to the extent that any such income has actually been received by Holdings, the Borrower or any Restricted Subsidiary in the form of cash dividends or similar cash distributions during such period, or in any other form but converted to cash during such period;

(ii) except to the extent includable in Consolidated Net Income pursuant to clause (i) of this definition, the Net Income of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged or amalgamated with or into or consolidated with Holdings, the Borrower or any Restricted Subsidiary or (b) the assets of such Person are acquired by Holdings, the Borrower or any Restricted Subsidiary;

(iii) the Net Income of any Non-Guarantor only to the extent that (but only so long as) the declaration or payment of dividends or similar distributions by such Non-Guarantor of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Non-Guarantor during such period;

(iv) in the case of a successor Holdings or the Borrower by consolidation, amalgamation, merger or transfer of its assets, any earnings of the successor prior to such merger, consolidation, amalgamation or transfer of assets;

(v) the gains and losses realized during such period by Holdings, the Borrower or any Restricted Subsidiary resulting from (a) the acquisition of securities issued by Holdings or extinguishment of Indebtedness of Holdings, the Borrower or any Restricted Subsidiary, (b) Asset Sales by Holdings, the Borrower or any Restricted Subsidiary and (c) other extraordinary, non-recurring or unusual items realized by Holdings, the Borrower or any Restricted Subsidiary (other than gains in connection with the proceeds of any life insurance policy);

(vi) any income or loss from the early extinguishment of Indebtedness or Hedge Agreements or other derivative instruments;

(vii) any unrealized net gain or loss resulting in such period from Hedge Agreements or other derivative instruments;

(viii) the cumulative effect of a change in accounting principles;

(ix) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees;

(x) any net unrealized gain or loss (after any offset) resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any unrealized net loss or gain resulting from hedge agreements for currency exchange risk); and

(xi) any non-cash impairment charge or asset write-off (other than with respect to inventory), in each case pursuant to Applicable Accounting Standards.

“Consolidated Tangible Net Worth” means, as of any date of determination, the consolidated stockholders’ equity of Holdings, the Borrower and the Restricted Subsidiaries, less (without duplication) Intangible Assets of Holdings, the Borrower and the Restricted Subsidiaries, in each case as determined on a consolidated basis in accordance with Applicable Accounting Standards, as shown on the most recently delivered Section 6.1 Financials; provided that “Consolidated Tangible Net Worth” shall exclude any non-cash gain or loss of Holdings, the Borrower and the Restricted Subsidiaries after December 31, 2012 recorded pursuant to Accounting Standards Codification Topic 815 or 820, which results in any adjustment to the net worth of Holdings, the Borrower and the Restricted Subsidiaries on a consolidated basis; provided further that “Consolidated Tangible Net Worth” shall include other interests (as determined in accordance with ASC Topic 480 (Distinguishing Liabilities from Equity) (or any substantively comparable successor provision thereto)) of Holdings and its consolidated Subsidiaries in consolidated Subsidiaries.

“Consolidated Total Assets” means, as of any date of determination, the total amount of all assets of Holdings, the Borrower and the Restricted Subsidiaries, determined on a consolidated basis in accordance with Applicable Accounting Standards, as shown on the most recently delivered Section 6.1 Financials.

“Consolidated Total Capitalization” means, as of any date of determination, the sum of (a) Consolidated Tangible Net Worth as of such date of determination and (b) Consolidated Total Debt as of such date of determination.

“Consolidated Total Debt” means, as at any date of determination, the aggregate amount of (a) all outstanding Indebtedness of Holdings, the Borrower and the Restricted Subsidiaries for borrowed money outstanding on such date (excluding Non-Recourse Indebtedness and Non-Recourse Indemnity Guaranties but including, for the avoidance of doubt, Non-Recourse Payment Guaranties), (b) all obligations under Capital Leases of Holdings, the Borrower and the Restricted Subsidiaries outstanding on such date and (c) all obligations owed for all or any part of the deferred purchase price of property (including earn-outs with respect to acquisitions) due and payable in the applicable period to the extent that any such obligation becomes a liability on the balance sheet of Holdings, the Borrower and the Restricted Subsidiaries, in accordance with Applicable Accounting Standards, all calculated on a consolidated basis; provided that Consolidated Total Debt shall be determined net of the aggregate amount (to the extent in excess of $5,000,000) of Unrestricted Cash and Cash Equivalents as of such date required to be reflected on a consolidated balance sheet in accordance with Applicable Accounting Standards.

“Construction Bonds” means bonds issued by surety bond companies or other Persons or other security for the benefit of municipalities or other political subdivisions to secure the performance by Holdings or any Subsidiary thereof of its obligations relating to Real Estate improvements and subdivision development and completion.

“Construction Loan” means, at any time, (a) any loan incurred by a Loan Party in order to finance the construction or installation of buildings or other improvements or the performance of site work or similar work (including construction or installation or site work or similar work performed as part of land development) constituting part of, or related to, any Real Property Inventory, provided that (i) the aggregate principal amount of such loan shall not exceed the sum of (x) the aggregate amount of costs and expenses incurred in connection with such construction, installation or site work or similar work (including both so-called “hard” and so-called “soft” costs (such as interest, real estate taxes, carrying costs and professional fees)), plus (y) the aggregate amount of costs and expenses incurred in connection with such loan, plus (z) the aggregate amount of all reserves required to be established pursuant to the terms and conditions of such loan, (ii) such loan may only be secured by a security interest on such Real Property Inventory and/or an Equity Pledge (and customary deposits in connection therewith and proceeds and products therefrom ) and (b) any amendment, modification, extension or refinancing of such loan, provided that, with respect to any amendment, modification, extension or refinancing of such loan, (i) the aggregate principal amount thereof shall not exceed the sum of (x) the outstanding principal amount of, and accrued interest and prepayment premiums and similar amounts on, such loan at the time of such amendment, modification, extension or refinancing, plus (y) the aggregate amount of costs and expenses incurred in connection with such amendment, modification, extension or refinancing, plus (z) the aggregate amount of all reserves required to be established pursuant to the terms and conditions of such amendment, modification, extension or refinancing (less any reserves returned to such Loan Party in connection with such amendment, modification, extension or refinancing) and (ii) such loan (as amended, modified, extended or refinanced) shall not be secured by the assets of any Loan Party other than such Real Property Inventory and improvements constructed thereon and/or an Equity Pledge (and customary deposits in connection therewith and proceeds and products therefrom). Notwithstanding anything to the contrary herein, (A) a loan that satisfies the foregoing requirements set forth in this definition shall be a “Construction Loan” regardless of whether such loan otherwise constitutes Non-Recourse Indebtedness and (B) the obligations under such loan may be guaranteed by a Non-Recourse Indemnity Guaranty or Non-Recourse Payment Guaranty.

“Contingent Obligation” means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person (a) with respect to any Indebtedness, lease, dividend or other obligation of another if the primary purpose or intent thereof by the Person incurring the Contingent Obligation is to provide assurance to the obligee of such obligation of another that such obligation of another will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected (in whole or in part) against loss in respect thereof, (b) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings or (c) under Hedge Agreements. Contingent Obligations shall include (i) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another, (ii) the obligation to make take-or-pay or similar payments if required regardless of non-performance by any other party or parties to an agreement and (iii) any liability of such Person for the obligation of another through any agreement (contingent or otherwise) (A) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (B) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under subclause (A) or (B) of this sentence, the primary purpose or intent thereof is as described in the preceding sentence; provided, however, that the term “Contingent Obligation” shall not include (x) obligations (including indemnity obligations but excluding Indebtedness for borrowed money) incurred in the ordinary course of business, including in respect of land acquisition contracts and (y) endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported or, if less, the amount to which such Contingent Obligation is specifically limited.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound other than the Obligations.

“Credit Agreements” means (i) that certain Amended and Restated Credit Agreement, dated as of May 31, 2012, by and among Brookfield Residential (Alberta) LP, as borrower, and The Bank of Nova Scotia, as lender, (ii) that certain Amended and Restated Credit Agreement, dated December 31, 2010, by and among Carma Developers LP, as borrower, Carma Ltd., as General Partner, The Toronto-Dominion Bank as agent, and the credit parties and lenders from time to time thereto providing for revolving credit borrowings, and (iii) that certain Modified Line of Credit Loan Agreement, dated as of March 30, 2012, by and among Brookfield Financial California LLC, as borrower, Brookfield Homes Holdings LLC, as guarantor, and Bank of America, National Association, as lender, in each case, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced by any other Indebtedness (including any amendment, restatement, modification, renewal, refunding, replacement or refinancing that increases the amount borrowed thereunder or extends the maturity thereof) in whole or in part from time to time.

“Credit Facilities” means one or more debt facilities, commercial paper facilities or debt securities or other forms of debt financing, in each case, with banks, institutional investors or other lenders or credit providers or a trustee providing for the revolving credit loans, term loans, project loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), bankers acceptances, letters of credit or issuances of debt securities, including any related notes, guarantees, collateral documents, instruments, indentures, documents and agreements executed in connection therewith and in each case, as amended, restated, modified, renewed, extended, supplemented, restructured, refunded, replaced in any manner (whether upon or after termination or otherwise) or in part from time, in one or more instances and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders), including one or more separate instruments or facilities, in each case, whether any such amendment, restatement, modification, renewal, extension, supplement, restructuring, refunding, replacement or refinancing occurs simultaneously or not with the termination or repayment of a prior Credit Facility.

“Cumulative Buildup Basket” has the meaning assigned to that term in Section 7.2.

“Cure Amount” has the meaning assigned to that term in Section 8.11A.

“Cure Right” has the meaning assigned to that term in Section 8.11A.

“Cure Right Expiration Date” has the meaning assigned to that term in Section 8.11A.

“Debt Fund Affiliate” means any Affiliate of BAM (other than Holdings, the Borrower or any of their respective Subsidiaries and other than any natural person) that is an investment vehicle that is primarily engaged in the business of investing in, acquiring or trading commercial loans, bonds and similar extensions of credit in the ordinary course of business, in each case, that is not organized primarily for the purpose of making equity investments, with respect to which BAM does not, directly or indirectly, possess the power to direct or cause the direction of investment policies of such entity.

“Default” means a condition or event that, after notice or after any applicable grace period has lapsed, or both, would constitute an Event of Default.

“Defaulting Lender” means any Lender with respect to which a Lender Default is in effect.

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a negotiable certificate of deposit.

“Development Agreement” means an agreement entered into with one or more Governmental Authorities (or one or more entities sponsored by Governmental Authorities), other developers, joint venture partners or other Persons, in each case in connection with the payment of the cost of, or the performance of obligations relating to, infrastructure, amenities, common areas and the like, including roads, schools, sidewalks, plazas and parks.

“Disposition” has the meaning assigned to that term in Section 7.5B(i).

“Disqualified Domestic Subsidiary” means any Domestic Subsidiary that is treated for U.S. federal income tax purposes as an entity disregarded as separate from its owner and has no material assets other than Capital Stock or other interests treated as equity for U.S. federal income tax purposes of one or more Foreign Subsidiaries.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise (other than solely as a result of a change of control), is convertible or exchangeable for Indebtedness or Disqualified Stock or is redeemable at the option of the holder thereof (other than solely as a result of a change of control), in whole or in part, in each case prior to the date that is 91 days after the

Commitment Termination Date; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of Holdings or any of its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because (i) it may be required to be repurchased by Holdings or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or (ii) in the case of an option issued to any such employee, such option gives the employee the right, under certain circumstances, to require Holdings to withhold shares to pay the exercise price or the withholding taxes that are applicable upon exercise of such option.

“Dividends” has the meaning assigned to that term in Section 7.3.

“Domestic Subsidiary Guarantor” means each wholly-owned Domestic Subsidiary of the Borrower (other than an Unrestricted Subsidiary or an Excluded Subsidiary) on the Effective Date, and each wholly-owned Domestic Subsidiary of the Borrower (other than an Unrestricted Subsidiary or an Excluded Subsidiary) that becomes a party to the Guaranty at any time after the Effective Date pursuant to Section 6.7, except to the extent such Domestic Subsidiary Guarantor has been released from the Obligations in accordance with the provisions of Section 10.26.

“Domestic Subsidiary” means any Subsidiary incorporated, formed or organized under the laws of any jurisdiction within the United States of America or any territory thereof.

“Effective Date” means the date on and as of which each of the conditions set forth in Section 4.1 shall have been satisfied or waived.

“Eligible Assignee” means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund, (d) a commercial bank organized under the laws of the United States or Canada, or any State thereof, and having a combined capital and surplus of at least $250,000,000, (e) a savings and loan association or savings bank organized under the laws of the United States or Canada, or any State or Province thereof, and having a combined capital and surplus of at least $250,000,000, (f) a commercial bank organized under the laws of any other country that is a member of the OECD or has concluded special lending arrangements with the International Monetary Fund associated with its General Arrangements to Borrow or a political subdivision of any such country, and having a combined capital and surplus of at least $250,000,000, so long as such bank is acting through a branch or agency located in the United States, (g) a finance company, insurance company or other financial institution or fund (whether a corporation, partnership, trust or other entity) that is engaged in making, purchasing or otherwise holding commercial loans in the ordinary course and having a combined capital and surplus of at least $250,000,000 or an Approved Fund thereof and (h) any other Person (other than a natural person) approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed) and so long as no Event of Default under Section 8.1 or 8.5 has occurred and is continuing, in the case of this clause (h), approved by Holdings; provided that notwithstanding the foregoing, “Eligible Assignee” shall not include any Defaulting Lender, any Permitted Holder, Holdings or any of their respective Subsidiaries or Affiliates other than, subject to Section 10.1G, Affiliate Lenders and Debt Fund Affiliates.

“Entitled Land” means Qualified Real Property Inventory comprised of land zoned for residential and related uses.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations by a Governmental Authority or proceedings relating in any way to any Environmental Law or any permit issued, or any approval given, under any Environmental Law (hereinafter, “Claims”), including (i) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation, medical monitoring or injunctive relief relating to or resulting from the Release or threatened Release of Hazardous Materials or arising in any manner from alleged injury or threat of injury to health, safety or the environment.

“Environmental Law” means any applicable Federal, state, foreign or local statute, law, rule, regulation, directive, ordinance, code and rule of common law now or hereafter in effect and in each case as amended, and any binding judicial or administrative interpretation thereof, including any binding judicial or administrative order, consent decree or judgment, relating to the protection of the environment or, to the extent relating to exposure to Hazardous Materials, of human health or safety.

“Environmental Liabilities” means all liabilities, obligations and responsibilities, arising from (a) environmental, health or safety conditions, (b) the presence, Release or threatened Release of Hazardous Materials at any location, whether or not owned, leased or operated by any Loan Party or any of its Subsidiaries, or (c) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Equity Issuance” means any issuance or sale by Holdings of any of its Capital Stock or the receipt by Holdings of any capital contribution, except in each case for any issuance of Permitted Cure Securities or the receipt of any capital contribution in connection with any exercise of the Cure Right.

“Equity Pledge” means, with respect to any Permitted Purchase Money Loan, Construction Loan or Combination Loan, a pledge of the Capital Stock of the Loan Party that has incurred or assumed such Permitted Purchase Money Loan, Construction Loan or Combination Loan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated thereunder. Section references to ERISA are to ERISA as in effect at the Effective Date and any subsequent provisions of ERISA amendatory thereof, supplemental thereto or substituted therefore unless such references refer to prior plan years, in which case such references are to ERISA as in effect for the applicable plan year.

“ERISA Affiliate” means each person (as defined in Section 3(9) of ERISA) that together with Holdings, the Borrower or any Subsidiary thereof would be deemed to be a “single employer” within the meaning of Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“Escrow Proceeds Receivable” means funds due to the Borrower or any of its Restricted Subsidiaries held in escrow in connection with the sale and conveyance of title of a Unit to a buyer.

“Eurodollar Loan” or “Eurodollar Borrowing” shall mean a Loan or a Borrowing, as applicable, consisting of Loans bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

“Event of Default” means each of the events set forth in Section 8 after any applicable notice or grace period has lapsed.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder from time to time, and any successor statute.

“Exchange Rate” means, on any day, the rate at which Canadian Dollars may be exchanged into U.S. Dollars (or, for purposes of the definition of “Canadian Dollar Equivalent” or any other provision of this Agreement requiring or permitting the conversion of U.S. Dollars to Canadian Dollars, the rate at which U.S. Dollars may be exchanged into Canadian Dollars) as set forth at approximately 11:00 a.m., New York City time, on such date on the Bloomberg Key Cross Currency Rates Page for Canadian Dollars. In the event that such rate does not appear on any Bloomberg Key Cross Currency Rate Page, the Exchange Rate shall be determined by reference to such other publicly available services for displaying exchange rates as selected by the Administrative Agent, or, at the discretion of the Administrative Agent, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the primary market where its foreign currency exchange operations in respect of Canadian Dollars is then being conducted, at or about 10:00 a.m., local time, on such date for the purchase of U.S. Dollars (or Canadian Dollars, as the case may be) for delivery two Business Days later; provided that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent may use any reasonable method it deems appropriate to determine such rate, and such determination shall be presumed correct absent manifest error.

“Excluded Contribution” means cash or Cash Equivalents received by Holdings (a) as capital contributions to its common equity (other than through the issuance of Disqualified Stock) or from the issuance or sale (other than to a Subsidiary) of Capital Stock of Holdings (other than Disqualified Stock), in each case, to the extent designated as an Excluded Contribution pursuant to an officer’s certificate of Holdings and (b) in connection with the issuance of Permitted Cure Securities.

“Excluded Subsidiary” means (a) any Subsidiary that is not a wholly-owned Subsidiary, (b) any wholly-owned Domestic Subsidiary that is restricted by Applicable Law from guaranteeing the Obligations, (c) any Immaterial Subsidiary (provided that Holdings shall not be permitted to exclude Immaterial Subsidiaries from guaranteeing the Obligations or pledging Collateral to the extent that (i) the aggregate amount of gross revenue for all Immaterial Subsidiaries (other than Unrestricted Subsidiaries) excluded by this clause (c) exceeds 5% of the consolidated gross revenues of Holdings, the Borrower and the Restricted Subsidiaries for the most recent Test Period ended prior to the date of determination or (ii) the aggregate amount of total assets for all Immaterial Subsidiaries (other than Unrestricted Subsidiaries) excluded by this clause (c) exceeds 5% of the Consolidated Total Assets of Holdings, the Borrower and the Restricted Subsidiaries as at the end of the most recent Test Period ended prior to the date of determination; provided, however, that if at any time and from time to time after the Effective Date, (i) the aggregate amount of gross revenue for all Immaterial Subsidiaries (other than Subsidiaries that are otherwise Excluded Subsidiaries without regard to this clause (c)) excluded by this clause (c) exceeds 5% of the consolidated gross revenues of Holdings, the Borrower and the Restricted Subsidiaries for the most recent Test Period ended prior to the date of determination or (ii) the aggregate amount of total assets for all Immaterial Subsidiaries (other than Subsidiaries that are otherwise Excluded Subsidiaries without regard to this clause (c)) excluded by this clause (c) exceeds 5% of the Consolidated Total Assets of Holdings, the Borrower and the Restricted Subsidiaries as at the end of the most recent Test Period ended prior to the date of determination, then Holdings may, not later than ten (10) Business Days after the date that Section 6.1 Financials are required to be delivered for the last fiscal quarter of such Test Period pursuant to this Agreement, designate in writing to the Administrative Agent that one or more such Subsidiaries shall be deemed not to be Immaterial Subsidiaries in an Officer’s Certificate delivered pursuant to Section 6.1(iii) for purposes of this clause (c) to the extent required such that the foregoing clauses (i) and (ii) cease to be true, it being understood that Holdings may subsequently redesignate any such Subsidiary as an Immaterial Subsidiary for purposes of this clause (c) so long as such redesignation would not cause the foregoing clauses (i) and (ii) to be true)), (d) any Mortgage Subsidiary or Insurance Subsidiary, (e) any Disqualified Domestic Subsidiary or Domestic Subsidiary of a Foreign Subsidiary of the Borrower, (f) any Subsidiary that is a “U.S. SPE” as defined in the Senior Unsecured 2012 Notes Indenture, and (g) any other Subsidiary with respect to which, in the reasonable judgment of the Administrative Agent (confirmed in writing by notice to the Borrower), the cost or other consequences (including any adverse tax consequences) of providing a guarantee or pledging collateral shall be excessive in view of the benefits to be obtained by the Lenders therefrom.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Guarantor pursuant to the Guaranty of such Swap Obligation (or any guarantee thereof pursuant to the Guaranty) is or becomes illegal under the Commodity Exchange Act (as in effect from time to time) or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of such Guarantor pursuant to the Guaranty becomes effective with respect to such Swap Obligation unless otherwise agreed in writing between the Administrative Agent and the Borrower. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee is or becomes illegal.

“Excluded Taxes” means, with respect to any payment made by a Loan Party under any Loan Document, any of the following Taxes imposed on or with respect to any Recipient, (a) Taxes imposed on or measured by its overall net income (however denominated), franchise taxes imposed on it (in lieu of net income taxes), branch profits taxes, and backup withholding taxes, in each case (1) that are Other Connection Taxes or (2) imposed by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable Lender Office is located, (b) in the case of a Lender (other than an assignee pursuant to a request by the Borrower under Section 2.8B), any withholding Tax that is imposed on amounts payable to such Lender and is the result of any law in effect on the date on which such Lender becomes a party hereto (or designates a new Lender Office), except to the extent that such Lender (or its assignor, if any) was entitled, at the time of designation of a new Lender Office (or assignment), to receive additional amounts from the Borrower with respect to such withholding Tax pursuant to Section 2.7E(i), (c) any withholding Tax that is imposed on amounts payable to the Administrative Agent or a Lender that is attributable to the failure (other than as a result of a Change in Law) of the Administrative Agent or such Lender to comply with Section 2.7E(vi)(b) and (d) any U.S. Federal withholding Tax imposed by FATCA.

“Existing Project Loans” means all of the project loans of Holdings, the Borrower and the Restricted Subsidiaries in existence on the Effective Date.

“Facility Amount” means, at any time, the aggregate amount of the Lenders’ Commitments at such time.

“Fair Market Value” with respect to any asset means the sale value that would be obtained in an arm’s length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value shall be determined by Holdings acting in good faith.

“FASB” means the Financial Accounting Standards Board.

“FATCA” means Sections 1471 through 1474 of the Code as of the Effective Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any published administrative guidance or applicable Treasury regulations promulgated thereunder and any agreements entered into pursuant to Section 1471(b) of the Code.

“Federal Funds Effective Rate” means, for any period, a fluctuating interest rate equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by the Administrative Agent.

“Financial Performance Covenants” means the covenants of Holdings set forth in Section 7.4.

“Financial Reporting Conversion” shall mean Holdings’ conversion (on behalf of itself and its Restricted Subsidiaries) to use IFRS, in lieu of GAAP, for financial reporting purposes, which conversion may only be made as of (and commencing on) the 1st calendar day of a fiscal year of Holdings in accordance with Section 1.2C (the “Financial Reporting Conversion Start Date”).

“Financial Reporting Conversion Start Date” shall have the meaning assigned to such term in the definition of “Financial Reporting Conversion.”

“Finished Lots” means Entitled Land owned by the Borrower or its Restricted Subsidiaries with respect to which (a) development has been completed to such an extent to allow use and construction of a Unit on such Entitled Land and, to the extent required, permits for the same are entitled to be obtained and (b) start of construction has not occurred.

“First Priority” means, with respect to any Lien purported to be created in any Collateral pursuant to any Collateral Document, that such Lien is the most senior Lien (other than Permitted Encumbrances and other Liens permitted pursuant to Section 7.1A which by operation of law or contract would have priority over the Liens securing the Obligations) to which such Collateral is subject.

“Fiscal Quarter” means a fiscal quarter of a Fiscal Year.

“Fiscal Year” means the fiscal year of Holdings and its Subsidiaries ending on December 31 of each calendar year.

“Foreign Benefit Event” means, with respect to any Foreign Plan, (i) the existence of an Unfunded Current Liability in excess of the amount permitted under any Applicable Law, or in excess of the amount that would be permitted absent a waiver from a Governmental Authority, (ii) the failure to make the required contributions or payments, under the terms of the plan or any Applicable Law, on or before the due date for such contributions or payments, (iii) the receipt of a notice by a Governmental Authority relating to the intention to terminate any such Foreign Plan, in whole or in part, or to appoint a replacement administrator, trustee or similar official to administer any such Foreign Plan, or alleging the insolvency of any such Foreign Plan, (iv) the incurrence of any liability by Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliate under Applicable Law on account of the complete or partial termination of such Foreign Plan or the complete or partial withdrawal of any participating employer therein, the occurrence of an event that could reasonably be expected to result in a complete or partial termination of a Canadian Pension Plan or (v) the occurrence of any transaction that is prohibited under any Applicable Law and that could reasonably be expected to result in the incurrence of any liability by Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliate, or the imposition on any of the foregoing entities of any fine, excise tax or penalty resulting from any noncompliance with any Applicable Laws.

“Foreign Corporation” means (i) a “controlled foreign corporation” under section 957 of the Code with respect to which the Borrower is a “U.S. Shareholder” (as defined in section 951 of the Code), (ii) any Person directly or indirectly owned by a Person described in clause (i) above that is treated for U.S. federal income tax purposes as a flow-through entity and (iii) any direct or indirect Subsidiary of the Borrower if such Subsidiary is a Person that is treated for U.S. federal income tax purposes as an entity disregarded as separate from its owner and has no material assets other than any entity or entities described in clause (i) above.

“Foreign Lender” means any Lender or Issuing Bank that is not a U.S. Person.

“Foreign Plan” means any pension, retirement or employee benefit plan or arrangement that under Applicable Law outside of the United States is required to be funded through a trust, insurance contract or other funding vehicle, including a Canadian Pension Plan, and (i) that is maintained or contributed to by, or entered into with, Holdings, the Borrower or any of their Subsidiaries or any ERISA Affiliate or (ii) with respect to which any of the foregoing entities would reasonably be expected to have actual liability; provided that, for the avoidance of doubt, a “Foreign Plan” does not include a “Plan” as defined below.

“Foreign Subsidiary” means any Subsidiary of Holdings or the Borrower that is not a Domestic Subsidiary.

“Fronting Exposure” means, at any time there is a Defaulting Lender, with respect to any Issuing Bank, such Defaulting Lender’s Pro Rata Share of the outstanding LC Exposure with respect to Letters of Credit issued by such Issuing Bank other than LC Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or cash collateralized in accordance with the terms hereof.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans or similar extensions of credit in the ordinary course.

“Funding and Payment Office” means the office of the Administrative Agent located at Eleven Madison Avenue, New York, NY 10010 (or such office of the Administrative Agent or any successor Administrative Agent specified by the Administrative Agent or such successor Administrative Agent in a written notice to the Borrower and the Lenders).

“Funding Date” means the date of the funding of a Loan, which shall be a Business Day.

“GAAP” means, subject to the limitations on the application thereof set forth in Section 1.2, generally accepted accounting principles, as in effect in the United States of America on the date of determination.

“Governmental Authority” means the government of the United States, Canada, any other country or any multinational authority, or any state, province or political subdivision thereof, and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the PBGC and other quasi-governmental entities established to perform such functions.

“Grantor” has the meaning assigned to that term in the Security Agreement.

“Guarantee Obligations” means, as to any Person, any obligation of such Person guaranteeing or intended to guarantee any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent, (a) to purchase any such Indebtedness or any property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such Indebtedness or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness or (d) otherwise to assure or hold harmless the owner of such Indebtedness against loss in respect thereof (including endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Effective Date or entered into in connection with any acquisition or disposition of assets permitted under this Agreement). The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such Guarantee Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Guaranteed Hedge Agreement” means any Hedge Agreement that is entered into by and between any Loan Party or any Restricted Subsidiary and any Hedge Bank.

“Guaranteed Hedge Obligations” means the due and punctual payment and performance of all obligations of any Loan Party or Restricted Subsidiary under any Guaranteed Hedge Agreement (other than Excluded Swap Obligations).

“Guaranteed Parties” means, collectively, (a) the Lenders, (b) each Issuing Bank, (c) each Agent, (d) each Hedge Bank, (e) each Cash Management Bank, (f) the beneficiaries of each indemnification obligation undertaken by any Loan Party under the Loan Documents and (g) any successors, indorsees, transferees and assigns of any of the foregoing.

“Guarantor” means, individually, Holdings, each of the Notes Guarantors and each of the Domestic Subsidiary Guarantors, except to the extent such Guarantor has been released from the Obligations in accordance with the provisions of Section 9.8.

“Guaranty” means the Guaranty, annexed as Exhibit V hereto, dated as of the Effective Date, and entered into by and among Holdings, the Notes Guarantors and the Domestic Subsidiary Guarantors, or executed and delivered by any additional Notes Guarantor or Domestic Subsidiary Guarantor from time to time thereafter pursuant to Section 6.7, as such Guaranty may thereafter be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, friable asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous waste”, “hazardous materials”, “extremely hazardous waste”, “restricted hazardous waste”, “toxic substances”, “toxic pollutants”, “contaminants”, or “pollutants”, or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, that is prohibited, limited or regulated by any Environmental Law, excluding commercially available materials used in de minimis amounts in the normal course of business.

“Hedge Agreements” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Hedge Bank” means any Person that is a Lender, an Agent or an Affiliate of a Lender or an Agent at the time it enters into a Hedge Agreement or that is a Lender or an Agent or an Affiliate of a Lender or an Agent at any time after it has entered into a Hedge Agreement, in its capacity as a party thereto.

“Historical Financial Statements” means audited consolidated balance sheets and related consolidated statements of income and cash flows of Holdings and its consolidated Subsidiaries for the 2011 and 2012 Fiscal Years.

“Holdings” has the meaning assigned to that term in the preamble to this Agreement.

“Honored LC Drawing” has the meaning assigned to that term in Section 3.1C.

“Housing Unit” means a detached or attached (including townhouse condominium or condominium) single-family house (but excluding mobile homes) owned by a Subsidiary of Holdings (i) which is completed or for which there has been a start of construction and (ii) which has been or is being constructed on any Real Estate which immediately prior to the start of construction constituted a Real Property Inventory hereunder.

“IFRS” means the International Financial Reporting Standards, as promulgated by the International Accounting Standards Board (or any successor board or agency), as in effect from time to time; provided, that for purposes of any determination under this Agreement, IFRS shall not include any provision of such standards that would require a lease that would be classified as an operating lease under GAAP in effect on the Effective Date to be classified as indebtedness or a finance or capital lease.

“Immaterial Subsidiary” means, at any date of determination, any Restricted Subsidiary of Holdings (a) whose total assets at the last day of the Test Period ending on the last day of the most recent fiscal period for which Section 6.1 Financials have been delivered were less than 5% of the Consolidated Total Assets of Holdings, the Borrower and the Restricted Subsidiaries at such date, and (b) whose gross revenues for such Test Period were less than 5% of the consolidated gross revenues of Holdings, the Borrower and the Restricted Subsidiaries for such period, in each case determined in accordance with Applicable Accounting Standards.

“Indebtedness” means, as applied to any Person, without duplication, (a) all indebtedness for borrowed money, (b) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with Applicable Accounting Standards, (c) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money (other than current accounts payable and trade payables (including amounts payable under construction contracts) incurred in the ordinary course of business and accrued expenses incurred in the ordinary course of business), (d) any obligation owed for all or any part of the deferred purchase price of property or services (excluding any such obligations incurred under ERISA, current trade payables incurred in the ordinary course of business and obligations with respect to options or contracts to purchase real property, but including earn-outs with respect to any acquisition), (e) all obligations evidenced by notes, bonds (other than bid or performance bonds), debentures or other similar instruments, (f) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to any property or assets acquired by such Person (even though the rights and remedies of the seller or the lender under such agreement in the event of default are limited to repossession or sale of such property or assets), (g) all obligations, contingent or otherwise, as an account party under any letter of credit or under acceptance, letter of credit or similar facilities to the extent not reflected as trade liabilities on the balance sheet of such Person in accordance with Applicable Accounting Standards (excluding any portion of the actual or potential reimbursement obligations that are secured by cash collateral), (h) all obligations, contingent or otherwise, to purchase, redeem, retire or otherwise acquire for value any Disqualified Stock, (i) all obligations under Hedge Agreements, including, as of any date of determination, the net amounts, if any, that would be required to be paid by such Person if such Hedge Agreements were terminated on such date, (j) all Contingent Obligations in respect of obligations of the kind referred to in clauses (a) through (i) above and (k) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person; provided, that if such Person has not assumed such secured indebtedness that is nonrecourse to its credit, then the amount of indebtedness of such Person pursuant to this clause (k) shall be equal to the lesser of the amount of the secured indebtedness or the Fair Market Value of the assets of such Person which secure such indebtedness; provided, further, that obligations secured by liens on Cash or Cash Equivalent shall not constitute Indebtedness unless such obligations would appear as Indebtedness (or a loan or note or other equivalent term) on the consolidated balance sheet of such Person. For all purposes of this Agreement, the term “Indebtedness” shall not include (x) any reimbursement obligations in respect of Performance Letters of Credit, Construction Bonds or guaranties of performance obligations (such as bid or performance bonds), Non-Recourse Indemnity Guaranties or guaranties of non-financial obligations or (y) Indebtedness owed by one Loan Party to another Loan Party.

“Indemnified Taxes” means Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by any Loan Party under any Loan Document.

“Indemnitee” has the meaning assigned to that term in Section 10.2B.

“In Effect” means, with respect to the Secured Borrowing Base, that the Borrower has delivered written notice to the Administrative Agent of the Borrower’s election to utilize the Secured Borrowing Base, and the Borrower has not subsequently rescinded such election in writing (which notice of rescission may be included in any Release Notice) in accordance with the terms of this Agreement. For the avoidance of doubt, such notice and any subsequent rescission of such notice may be made by e-mail to the Administrative Agent in accordance with Section 10.7.

“Information” has the meaning assigned to that term in Section 10.19.

“Initial Pledged Equity” has the meaning assigned to that term in the Security Agreement.

“Initial Yield” means with respect to additional Commitments extended pursuant to Section 2.1A(ii), the amount (as reasonably determined by the Administrative Agent) equal to the sum of (a) the margin above the Adjusted LIBO Rate on the Loans to be made under such Commitments and (b) the quotient obtained by dividing (i) the amount of any Up-Front Fees on such Commitments (including any fee or discount received by Lenders in connection with the initial extension thereof) by (ii) the lesser of (x) the Weighted Average Life to Maturity of such Commitments and (y) four.

“Insurance Subsidiaries” means any corporation, limited partnership, limited liability company or business trust that is (i) organized after the Effective Date or designated by Holdings as an Insurance Subsidiary on or after the Effective Date, (ii) a Subsidiary of Holdings and (iii) engaged in the business of providing title insurance, captive insurance (whether for Holdings and its Subsidiaries or otherwise) or insurance agency or other ancillary or complementary services that in each case is subject to state regulation and/or licensing requirements.

“Insured Liens” has the meaning assigned to such term in clause (f) of the definition of “Permitted Encumbrances.”

“Intangible Assets” of any Person means all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their prior carrying value (other than write-ups which occurred prior to the Effective Date and other than, in connection with the acquisition of an asset, the write-up of the value of such asset (within one year of its acquisition) to its fair market value in accordance with Applicable Accounting Standards) and all other items which would be treated as intangible on the consolidated balance sheet of such Person prepared in accordance with Applicable Accounting Standards.

“Intellectual Property” has the meaning assigned to that term in Section 5.5B.

“Interest Payment Date” means:

(a) with respect to any Base Rate Loan, the last Business Day in each of March, June, September and December of each year, commencing on September 30, 2013; and

(b) with respect to any Eurodollar Loan, the last day of each Interest Period applicable to such Loan; provided that in the case of each Interest Period of longer than three months, “Interest Payment Date” shall also include the dates that are three months and, if applicable, six months or such other period as agreed by the Borrower and all Lenders after the commencement of such Interest Period.

“Interest Period” has the meaning assigned to that term in Section 2.2B.

“Investment” means (a) any direct or indirect purchase or other acquisition by Holdings or its Subsidiaries of, or of a beneficial interest in, stock or other Securities of any other Person, or (b) any direct or indirect loan, advance (other than loans or advances to employees for moving, education, computer, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by Holdings or any of its Subsidiaries to any other Person, including all indebtedness and accounts receivable acquired from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business; provided, however, that the term “Investment” shall not include (i) current trade and customer accounts receivable for goods furnished or services rendered in the ordinary course of business and payable in accordance with customary trade terms, (ii) advances and prepayments to suppliers for goods and services in the ordinary course of business, (iii) Capital Stock or other Securities acquired in connection with the satisfaction or enforcement of Indebtedness or claims due or owing to Holdings or any of its Subsidiaries or as security for any such Indebtedness or claims, (iv) Cash, (v) Cash Equivalents or (vi) the licensing or contribution of Intellectual Property in the ordinary course of business. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment.

“Issuing Bank” means (a) as the term is used generally in this Agreement, each Lender with a Letter of Credit Commitment, and (b) as the term is used with respect to specific Letters of Credit, the Lender that shall have issued (or arranged for the issuance of) such Letter of Credit pursuant to its Letter of Credit Commitment, in its capacity as the issuer of such Letter of Credit, and any other Lender reasonably acceptable to Holdings and the Administrative Agent that shall become an Issuing Bank hereunder, with respect to Letters of Credit issued by it. Each Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“Judgment Currency” has the meaning assigned to that term in Section 10.24.

“Judgment Currency Conversion Date” has the meaning assigned to that term in Section 10.24.

“Knowledge” means the actual knowledge, after due inquiry, of any Responsible Officer of Holdings or the Borrower.

“LC Exposure” means, at any time, the sum of (a) the Stated Amount of all Letters of Credit that remains available for drawing at such time and (b) the aggregate amount of all Honored LC Drawings that have not yet been reimbursed at such time. The LC Exposure of any Lender at any time shall be its Pro Rata Share of the total LC Exposure at such time.

“Lender” and “Lenders” means the Persons identified as “Lenders” and listed on Schedule 2.1 of this Agreement, together with their successors and permitted assigns pursuant to Section 10.1 and the term “Lenders” shall include any Lender providing an additional Commitment pursuant to Section 2.1A(ii); provided that the term “Lenders”, when used in the context of a particular Commitment, means the Lenders having that Commitment.

“Lender Default” means, subject to Section 3.6D, (a) the failure or refusal (which has not been retracted within three Business Days) of a Lender to make available its portion of any Loans (including any Loans made to reimburse drawings under Letters of Credit) in accordance with Section 2.1A or its portion of any Unpaid Drawing in accordance with Section 3.3C unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure or refusal is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, (b) a Lender having notified the Borrower and/or the Administrative Agent that it does not intend to comply with its obligations under Section 2.1 or Section 3.1C, 3.3B or 3.3C, or has made a public statement to the effect that it does not intend to comply with such obligations hereunder or its funding obligations under other agreements generally in which it commits to extend credit (unless such writing or public statement states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) the failure, within three Business Days after written request by the Administrative Agent or the Borrower, of a Lender to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective obligations under Section 2.1 or Section 3.1C, 3.3B or 3.3C (provided that a Lender Default with respect to such Lender shall cease pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (d) a Lender or any Person that directly or indirectly controls such Lender becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in, any such proceeding or appointment; provided that a Lender Default shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any equity interests in any Lender or any Person that directly or indirectly controls such Lender by a Governmental Authority or an instrumentality thereof, so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.

“Lender Office” means, as to any Lender, the office or offices of such Lender specified in the Administrative Questionnaire completed by such Lender and delivered to the Administrative Agent, and the office or offices of such Lender that the Administrative Agent notifies Holdings promptly but not later than two days after the Effective Date, or such other office or offices as such Lender may from time to time designate to Holdings and the Administrative Agent.

“Letters of Credit” means the commercial Letters of Credit and standby Letters of Credit issued or to be issued by an Issuing Bank pursuant to Section 3.1 for general corporate purposes; provided, however, that no Issuing Bank shall be obligated to issue commercial (as opposed to standby) Letters of Credit hereunder.

“Letter of Credit Commitment” means, with respect to each Issuing Bank, the commitment of such Issuing Bank to issue Letters of Credit hereunder as set forth on Schedule 3.1. The aggregate Letter of Credit Commitments of all Issuing Banks on the Effective Date is $100,000,000.

“Letter of Credit Issuing Office” means, as to any Issuing Bank, the address from time to time specified in writing by such Issuing Bank to the Borrower and the Administrative Agent as its letter of credit issuing office.

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the commencement of such Interest Period by reference to the interest settlement rates for deposits in Dollars (as set forth by (a) the British Bankers’ Association, (b) any successor service or entity that has been authorized by the U.K. Financial Conduct Authority to administer the London Interbank Offered Rate or (c) any service selected by the Administrative Agent that has been nominated by such an entity as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “LIBO Rate” shall be the interest rate per annum determined by the Administrative Agent (including by reference to any applicable published market data) to be the average of the rates per annum at which deposits in Dollars are offered for such relevant Interest Period to major banks in the London interbank market in London, England by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the beginning of such Interest Period.

“Lien” means any mortgage, pledge, security interest, hypothecation, assignment, lien (statutory or other) or similar encumbrance, and any easement, right-of-way, license, restriction (including zoning restrictions), defect, exception or irregularity in title or similar charge or encumbrance (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease be deemed to be a Lien.

“Loan Documents” means this Agreement, the Notes, the Guaranty and, if applicable, the Collateral Documents, all other documents evidencing, securing, governing or otherwise pertaining to the Loans, and all amendments, modifications, renewals, substitutions and replacements of any of the foregoing.

“Loan Parties” means Holdings, the Borrower, each Notes Guarantor and each Domestic Subsidiary Guarantor.

“Loans” means the loans made by the Lenders to the Borrower pursuant to Section 2.1A(i) or 2.1A(ii), if applicable.

“Loan Modification Agreement” has the meaning assigned to that term in Section 2.9B.

“Loan Modification Offer” has the meaning assigned to that term in Section 2.9A.

“Lots Under Development” means Entitled Land where physical site improvement has commenced but which is not a Finished Lot, Unit Under Construction, Completed Unit, Speculative Unit, Model Unit or Unit Under Contract.

“Marketable Securities” means (a) equity securities that are listed on the New York Stock Exchange, the NYSE MKT, The Nasdaq Stock Market or the Toronto Stock Exchange and (b) debt securities that are rated by a nationally recognized rating agency, listed on the New York Stock Exchange, the NYSE MKT or the Toronto Stock Exchange or covered by at least two reputable market makers.

“Master Agreement” has the meaning assigned to that term in the definition of “Hedge Agreements”.

“Material Adverse Effect” means a circumstance or condition affecting the business, assets, operations, properties or financial condition of Holdings and its Subsidiaries, taken as a whole, that would have a material adverse effect on (a) the ability of Holdings and the other Loan Parties, taken as a whole, to perform their payment obligations under this Agreement or any of the other Loan Documents or (b) the rights and remedies of the Agent and the Lenders under this Agreement or any of the other Loan Documents.

“Material Agreement” means (a) each contract to which Holdings or any of its Subsidiaries is a party involving aggregate consideration payable to or by Holdings or such Subsidiary in an amount of $10,000,000 or more per annum and (b) each contract to which any Loan Party is a party as to which a material default of a material provision thereunder could be reasonably expected to result in a Material Adverse Effect.

“Maximum Amount” has the meaning assigned to that term in Section 10.13A.

“Measurement Quarter” has the meaning set forth in Section 7.4.

“Minority Investment” means any Person (other than a Subsidiary of Holdings) in which Holdings, the Borrower or any Restricted Subsidiary owns Capital Stock.

“Model Unit” means a Completed Unit to be used as a model home in connection with the sale of Units in a residential housing project.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgage Subsidiary” means any corporation, limited partnership, limited liability company or business trust that is (i) organized after the Effective Date or designated by Holdings as a Mortgage Subsidiary on or after the Effective Date, (ii) a Subsidiary of Holdings and (iii) engaged in the business of issuing mortgage loans on residential properties (whether for purchase of homes or refinancing of existing mortgages), purchasing and selling mortgage loans, issuing securities backed by mortgage loans, acting as a broker of mortgage loans and other activities customarily associated with mortgage banking and related businesses.

“Multiemployer Plan” means a “multiemployer plan”, as defined in Section 4001(a)(3) of ERISA, that is subject to ERISA and is or was within the last six years maintained by Holdings, the Borrower or any ERISA Affiliate, to which Holdings, the Borrower or any ERISA Affiliate is contributing or to which Holdings, the Borrower or any ERISA Affiliate had an obligation to contribute within the last six years or with respect to which Holdings, the Borrower or any ERISA Affiliate has any liability (whether actual or contingent).

“Net Income” means, with respect to any specified Person, such Person’s net income (loss) attributable to owners, determined in accordance with Applicable Accounting Standards and before any reduction in respect of preferred stock dividends.

“No MNPI Representation” shall mean, with respect to any person, a representation that such person is not in possession of any material non-public information with respect to Holdings and its Subsidiaries or the securities of any of them that has not been disclosed to the Lenders generally (other than Lenders who have elected not to receive such information).

“Non-Consenting Lender” has the meaning assigned to that term in Section 10.5B.

“Non-Debt Fund Affiliate Lender” means an Affiliate Lender that is not a Debt Fund Affiliate.

“Non-Debt Fund Affiliate Assignment Agreement” means an assignment and assumption agreement in substantially the form of Exhibit IX annexed hereto or in such other form as may be approved by the Administrative Agent.

“Non-Guarantor” means any Restricted Subsidiary that is not a Subsidiary Guarantor.

“Non-Recourse Indebtedness” with respect to any Person means (a) Indebtedness of such Person for which (i) the sole legal recourse for collection of principal and interest on such Indebtedness is (A) against the specific property or properties (and improvements constructed thereon) identified in the instruments evidencing or securing such Indebtedness and such properties were acquired (directly or indirectly, including through the purchase of Capital Stock of the Person owning such property or properties) with the proceeds of such Indebtedness or such Indebtedness was incurred within 180 days after the acquisition (directly or indirectly, including through the purchase of Capital Stock of the Person owning such property or properties) of such property or properties, (B) so long as such Person does not (y) own or acquire any assets other than the property or properties being acquired, constructed, installed or improved with the proceeds of such Indebtedness, any buildings or other improvements then or thereafter erected on such property or properties and any other property or assets (including any Intangible Assets) incidental or related thereto or (z) incur any liabilities other than such Indebtedness and any other liabilities incidental thereto or related to the ownership, operation and development of such property or properties in the ordinary course of business, against any other assets of such Person, and (C) the enforcement of any applicable Non-Recourse Payment Guaranties in respect of such Indebtedness and (ii) no other assets of such Person may (except as provided in clause (a)(i) above) be realized upon in collection of principal or interest on such Indebtedness and (b) any amendment, modification, extension or refinancing of any Indebtedness described in clause (a) above, provided that such Indebtedness (as amended, modified, extended or refinanced) satisfies the requirement set forth in clause (a) above (other than the requirement that such Indebtedness shall have been incurred within 180 days after the acquisition of the specific property described in cause (a)(i)(A) above). Indebtedness which otherwise constitutes

Non-Recourse Indebtedness will not lose its character as Non-Recourse Indebtedness because there is recourse to any borrower, any guarantor or any other Person with respect to such Indebtedness for or in respect of (a) environmental warranties and indemnities, (b) indemnities for and losses arising from fraud, misrepresentation, misapplication or non-payment of rents, profits, insurance and condemnation proceeds and other sums actually received by the borrower from secured assets to be paid to the lender, waste and mechanics’ liens, (c) a voluntary bankruptcy filing (or similar filing or action) or collusive involuntary bankruptcy filings by such Person, and other events, actions and circumstances customarily excluded by institutional lenders from exculpation provisions and/or included in separate indemnification agreements or guaranties in non-recourse financings of real estate or (d) remargin or completion guaranties (clauses (a) through (d) collectively being referred to hereinafter as “Non-Recourse Indemnity Guaranties”).

“Non-Recourse Indemnity Guaranties” has the meaning assigned to such term in the definition of “Non-Recourse Indebtedness”.

“Non-Recourse Payment Guaranties” means Guarantee Obligations (whether secured or unsecured) incurred by any Loan Party in respect of Non-Recourse Indebtedness of the Borrower or any Restricted Subsidiary.

“Notes” means (a) the promissory notes of the Borrower issued pursuant to Section 2.1D and (b) any promissory notes issued by the Borrower in connection with assignments of the Commitment and Loans of any Lender, in each case substantially in the form of Exhibit IV annexed hereto, as they may be amended, restated, supplemented or otherwise modified from time to time.

“Notes COC Triggering Event” has the meaning assigned to such term in Section 8.8.

“Notice of Borrowing” means a notice in the form of Exhibit I annexed hereto delivered by the Borrower to the Administrative Agent pursuant to Section 2.1B with respect to a proposed Borrowing.

“Notes Guarantors” means the subsidiaries of Holdings that are guarantors of the Senior Unsecured 2013 Notes.

“Notice of Conversion/Continuation” means a notice substantially in the form of Exhibit II annexed hereto delivered by the Borrower to the Administrative Agent pursuant to Section 2.2D with respect to a proposed conversion or continuation of the applicable basis for determining the interest rate with respect to the Loans specified therein.

“Notice of Intent to Cure” has the meaning assigned to such term in Section 6.1(iii).

“Notice of Issuance of Letter of Credit” means a notice in the form of Exhibit III annexed hereto delivered by the Borrower to the Administrative Agent pursuant to Section 3.1B(i) with respect to the proposed issuance of a Letter of Credit.

“Obligations” means the collective reference to (a) the due and punctual payment of (i) the principal of and premium, if any, and interest at the applicable rate provided in this Agreement (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, (ii) each payment required to be made by the Borrower under this Agreement in respect of any Letter of Credit, when and as due, including payments in respect of reimbursement of disbursements, interest thereon and obligations to provide cash collateral and (iii) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Borrower or any other Loan Party to any of the Guaranteed

Parties under this Agreement and the other Loan Documents, (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Borrower under or pursuant to this Agreement and the other Loan Documents, (c) the due and punctual payment and performance of all the covenants, agreements, and liabilities of each other Loan Party under or pursuant to this Agreement or the other Loan Documents, (d) the due and punctual payment and performance of all Guaranteed Hedge Obligations and (e) the due and punctual payment and performance of all Cash Management Obligations. Notwithstanding the foregoing, (i) the Guaranteed Hedge Obligations and the Cash Management Obligations shall be secured and guaranteed pursuant to the Collateral Documents and the Guaranty, respectively, only to the extent that, and for so long as, the other Obligations are so secured and guaranteed and (ii) any release of Collateral or Guarantors effected in the manner permitted by this Agreement and the other Loan Documents, shall not require the consent of the holders of the Guaranteed Hedge Obligations or the holders of the Cash Management Obligations.

“OFAC” has the meaning assigned to that term in Section 5.14.

“Officer’s Certificate” means, with respect to any Person, a certificate executed on behalf of such Person (a) if such Person is a partnership or limited liability company, by its chairman of the board (if an officer) or chief executive officer or by the chief financial officer of its general partner or managing member or other Person authorized to do so by its Organizational Documents, (b) if such Person is a corporation, on behalf of such corporation by its chairman of the board (if an officer) or chief executive officer or its chief financial officer or any vice president, and (c) if such Person is Holdings or any of its Subsidiaries, a Responsible Officer.

“Organizational Authorizations” means, with respect to any Person, resolutions of its Board of Directors, equity holders, general partners or members of such Person, and such other Persons, groups or committees (including managers and managing committees), if any, required by the Organizational Certificate or Organizational Documents of such Person to authorize or approve the taking of any action or the entering into of any transaction.

“Organizational Certificate” means, with respect to any Person, the certificate or articles of incorporation, partnership or limited liability company or any other similar or equivalent organizational, charter or constitutional certificate or document filed with the applicable Governmental Authority in the jurisdiction of its incorporation, organization or formation, which, if such Person is a partnership or limited liability company, shall include such certificates, articles or other documents in respect of each partner or member of such Person.

“Organizational Documents” means (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction), (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and, if applicable, any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes” means, with respect to Recipient, Taxes imposed as a result of a present or former connection between it and the jurisdiction imposing such Taxes (other than a connection arising from its having executed, delivered, enforced, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, or engaged in any other transaction pursuant to, any Loan Document).

“Other Credit Extensions” has the meaning assigned to that term in Section 2.1A(ii).

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“PAPA” means an arrangement, other than with an Affiliate of any Loan Party, which may be unsecured or secured by a Lien granted in conjunction with purchase contracts for the purchase of Real Estate and which provides for future payments due to the sellers of such Real Estate, which future payments may be made at the time of the sale of homes constructed on such Real Estate (or on a date related to the sale or failure to sell such homes) and which payments may be contingent on the sale price of such homes, which arrangement may include (a) adjustments to the land purchase price, (b) profit participations, (c) community marketing fees and community enhancement fees and (d) reimbursable costs paid by the land developer.

“Pari Passu Indebtedness” means:

(a) all Indebtedness of Holdings, the Borrower or any Subsidiary Guarantor outstanding under any Credit Facilities (including post-petition interest at the rate provided in the documentation with respect thereto, whether or not allowed as a claim in any bankruptcy proceeding), and all Hedge Agreements with respect thereto, and any other Indebtedness of the Borrower or any Subsidiary Guarantor permitted to be incurred under the terms of this Agreement, unless, in each case, the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Loans and any Notes and the Guarantee Obligations of Holdings and the Subsidiary Guarantors with respect thereto; and

(b) all obligations with respect to the items listed in the preceding clause (a) of this definition.

Notwithstanding anything to the contrary in the preceding clauses (a) and (b) of this definition, Pari Passu Indebtedness shall not include:

(i) any intercompany Indebtedness of Holdings or any of its Subsidiaries to any of its Affiliates;

(ii) any trade payables;

(iii) the portion of any Indebtedness that is incurred in violation of this Agreement (but only to the extent so incurred); provided that Indebtedness outstanding under Credit Facilities shall not cease to be Pari Passu Indebtedness as a result of this clause (iii) if the lenders or agents thereunder obtained a representation from Holdings or any of its Subsidiaries on the date such Indebtedness was incurred to the effect that such Indebtedness was not prohibited by this Agreement; or

(iv) Indebtedness which is classified as non-recourse in accordance with Applicable Accounting Standards or any unsecured claim arising in respect thereof by reason of the application of Section 1111(b)(1) of the U.S. Bankruptcy Code.

“Participant” has the meaning assigned to that term in Section 10.1D.

“Participant Register” has the meaning specified in Section 10.1D.

“PBGC” means the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA (or any successor thereto).

“Pension Act” means the Pension Protection Act of 2006, as amended.

“Performance Letter of Credit” means any letter of credit of the Borrower or any Subsidiary Guarantor that is issued for the benefit of a municipality, other Governmental Authority, utility, water or sewer authority, or other similar entity for the purpose of assuring such beneficiary of the letter of credit of the proper and timely completion of construction work.

“Permitted Amendments” means an amendment to this Agreement, effected in connection with a Loan Modification Offer pursuant to Section 2.9, providing for an extension of the Commitment Termination Date applicable to all or a portion of the Loans and/or the Commitments of the Accepting Lenders and, in connection therewith, (a) a change in the interest rates with respect to the Loans and/or Commitments of the Accepting Lenders, (b) a change in the fees payable to, or the inclusion of new fees to be payable to, the Accepting Lenders and/or (c) such other modifications to this Agreements and the other Loan Documents to take effect after the Commitment Termination Date then in effect as may be specified therein.

“Permitted Business” means (i) any business engaged in by Holdings, the Borrower or any of its Restricted Subsidiaries on the Effective Date, (ii) any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses described in clause (i) of this definition and (iii) any business in the homebuilding, real estate development or community planning industries, including for the avoidance of doubt, property management, commercial property development, mortgage or infrastructure lending and asset or fund management related to commercial or residential real estate.

“Permitted Business Asset Sale” means the sale, factoring or lease of inventory (including commercial properties, development rights, homes, housing units, land, lots and all or portions of master planned communities, including in each case any facilities or amenities relating thereto), model home units, mortgages or other loans, services or accounts receivable (including at a discount and in connection with factoring arrangements), or other assets in the ordinary course of business or consistent with past practice (including back-to-back acquisitions and resales of such assets).

“Permitted Business Investments” means Investments and expenditures made in the ordinary course of a Permitted Business as a means of acquiring or developing land or any other real property interests through agreements, transactions, interests or arrangements that, among other things, permit a Person to share (or have the effect of sharing) risks or costs, to participate in (or have the effect of participating in) the economics of land or real property or development projects or to comply with any regulatory agreements or requirements, including (a) co-tenancies, co-ownerships and the holding of ownership interests through nominee companies to hold title to land or other real property interests and (b) Investments in the form of or pursuant to joint development agreements, partnership agreements, limited liability company agreements, trust agreements, joint venture agreements, buy/sell arrangements or other similar agreements with third parties.

“Permitted Cure Securities” means equity securities of Holdings or any direct or indirect parent of Holdings having no mandatory redemption, repurchase or similar requirements prior to 91 days after the latest maturity date for any of the Loans, and upon which all dividends or distributions (if any), other than dividends and distributions payable solely in additional shares of such equity interests, shall be payable no earlier than 91 days after the Commitment Termination Date.

“Permitted Encumbrances” means the following types of Liens:

(a) Liens for taxes, assessments or other governmental or quasi-governmental charges or claims that (i) are not yet overdue for a period of more than 30 days, (ii) are being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with Applicable Accounting Standards, if required, or (iii) solely encumber property abandoned or in the process of being abandoned;

(b) Liens imposed by law, such as landlord’s, carriers’, warehousemen’s, repairmen’s, construction contractors’ and mechanics’ Liens and other similar Liens, in each case so long as such Liens arise in the ordinary course of business and (i) do not individually or in the aggregate have a Material Adverse Effect or (ii) are with respect to amounts that are (x) not yet overdue for a period of more than 30 days or (y) are being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with Applicable Accounting Standards, if required;

(c) Liens arising from judgments or decrees for the payment of money in circumstances not constituting an Event of Default under Section 8.6;

(d) Liens incurred or pledges or deposits made in connection with workers’ compensation, unemployment insurance and other types of social security or similar legislation, or to secure (or secure the bonds or other comparable instrument securing) the performance of tenders, statutory obligations, surety, stay, customs and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of-money bonds, utility services, developer’s or others’ obligations to make on-site or off-site improvements, obligations to title insurance companies and other similar obligations (including those to secure health, safety and environmental obligations) incurred in the ordinary course of business but not including any Liens imposed under the Pension Benefits Act (Ontario) or any pension standards legislation of any other applicable jurisdiction;

(e) ground leases or other leases, subleases, licenses or sublicenses in respect of real property on which properties owned or leased by any Subsidiary of Holdings are located;

(f) easements, rights-of-way, licenses, dedications, covenants, conditions, assessment district or similar Liens in connection with municipal or special district financing, agreements with adjoining landowners or state or local Government Authorities, restrictions (including zoning restrictions, ordinances and similar restrictions), reservations, recorded plats, subdivision maps, Development Agreements, recorded condominium or home owner association documents, defects, exceptions or irregularities in title, encroachments, protrusions, water course rights, rights of water and rights in the nature of easements for walkways, sidewalk, public ways, sewers, drains, gas, soil, steam and water mains or pipelines, electrical lights and power, telephone, television and cable conduits, poles, wires or cables granted to reserved or vested in any Governmental Authority or public or private utility and other similar charges or encumbrances, which do not interfere in any material respect with the business of the Borrower, the Subsidiary Guarantors and their Subsidiaries, and that were not incurred in connection with and do not secure any Indebtedness (other than in connection with municipal or special district financing) and Liens insured over by title policies obtained by any Loan Party with respect to Real Property Inventory (such Liens being “Insured Liens”);

(g) any interest or title of a lessor, sublessor, licensor or sublicensor or secured by a lessor’s, sublessor’s, licensor’s or sublicensor’s interest under any lease, sublease, license or sublicense in the ordinary course of business;

(h) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(i) Liens on goods or inventory the purchase, shipment or storage price of which is financed by a documentary letter of credit or bankers’ acceptance issued or created for the account of the Borrower, the Subsidiary Guarantors or any Subsidiary of the Borrower or any Subsidiary Guarantor; provided that such Lien secures only the obligations of the Borrower, such Subsidiary Guarantor or such Subsidiaries in respect of such letter of credit;

(j) leases or subleases, licenses or sublicenses granted to others not interfering in any material respect with the business of the Borrower, the Subsidiary Guarantors and their respective Subsidiaries, taken as a whole;

(k) Liens created in the ordinary course of business in favor of banks and other financial institutions over credit balances of any bank accounts of the Borrower, the Subsidiary Guarantors and the Restricted Subsidiaries held at such banks or financial institutions, as the case may be, to facilitate the operation of cash pooling and/or interest set-off arrangements in respect of such bank accounts in the ordinary course of business;

(l) Liens arising from precautionary UCC financing statement or similar filings made in respect of operating leases entered into by the Borrower, the Subsidiary Guarantors or any Subsidiary of the Borrower or any Subsidiary Guarantor;

(m) Liens for homeowner, condominium and similar association fees, assessments and other payments;

(n) rights of purchasers and borrowers with respect to security deposits, escrow funds and other amounts held by the Borrower, the Subsidiary Guarantors or any Subsidiary of the Borrower or any Subsidiary Guarantor;

(o) pledges, deposits and other Liens existing under, or required to be made in connection with, (i) earnest money obligations, escrows or similar purpose undertakings or indemnifications in connection with any purchase and sale agreement, (ii) Development Agreements or other contracts entered into with Governmental Authorities (or an entity sponsored by a Governmental Authority) in connection with the entitlement of real property or (iii) agreements for the funding of infrastructure, including in respect of the issuance of community facility district bonds, metro district bonds, subdivision improvement bonds and similar bonding requirements arising the ordinary course of a Permitted Business;

(p) Liens on or leases of Model Units and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds and products therefrom;

(q) assignments of insurance or condemnation proceeds provided to landlords (or their mortgagees) pursuant to the terms of any lease of property leased by the Borrower, any Subsidiary Guarantor or any Subsidiary of the Borrower or any Subsidiary Guarantor, in each case with respect to the property so leased, and customary Liens and rights reserved in any lease for rent or for compliance with the terms of such lease;

(r) without limiting the scope of clause (f) above, minor encroachments by improvements located on property over adjacent lands and minor encroachments over the property by improvements of adjacent landowners, if existing on the date of the title searches conducted for purposes of Schedule 7.1;

(s) in connection with any specific Liens listed on Schedule 7.1, any postponement of the same to another Permitted Encumbrance which is registered on title;

(t) with respect to any real property of Holdings or any of its Subsidiaries located in Ontario, any subsisting restrictions, exceptions, reservations, limitations, provisos and conditions (including royalties, reservation of mines, mineral rights and timber rights, access to navigable waters and similar rights) expressed in any original grants from the applicable Governmental Authority;

(u) (i) with respect to any real property of Holdings or any of its Subsidiaries located in Ontario, any and all encumbrances (including rights, privileges and claims in the nature of profit a prendre) in favor of aboriginal peoples, native peoples or First Nations that do not impair in any material respect the value of the development project subject thereto or the ability of the Loan Parties and the Restricted Subsidiaries to develop such properties or sell residential units or lots in such project in the manner presently contemplated by the applicable parties and (ii) Liens (including deposits and pledges) to secure the performance of public or statutory obligations (including any Crown Patent for any real property, as such has been varied by the Public Lands Act (Ontario)), progress payments, surety or appeal bonds, performance bonds, completion guarantees or other obligations of a like nature incurred in the ordinary course of business;

(v) with respect to any real property of Holdings or any of its Subsidiaries located in Ontario, the exceptions or qualifications to title found in Section 44(1) of the Land Titles Act (Ontario), save and except for the exceptions and qualifications in paragraphs 1, 2, 3, 4, 5, 8, 11 and 14;

(w) Liens (i) of a collection bank arising under Section 4-210 of the UCC on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right to set off) and which are within the general parameters customary in the banking industry;

(x) Liens arising pursuant to vexatious, frivolous or meritless claims, suits, actions or filings initiated, or other similar bad faith actions taken, by a Person that is not an Affiliate of Holdings; provided that a Loan Party is disputing such Lien in good faith and by appropriate proceedings;

(y) Liens securing reimbursement obligations in respect of Performance Letters of Credit, Construction Bonds or guaranties of performance obligations (such as bid or performance bonds), in each case, incurred in the ordinary course of business; and

(z) with respect to any Intellectual Property of Holdings or any of its Subsidiaries, any and all licenses granted by Holdings or any of its Subsidiaries in the ordinary course of business.

“Permitted Holders” means (i) BAM and its Affiliates (including any investment partnership or fund managed by any of them) and (ii) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the Persons in clause (i) are members; provided that in the case of such “group” and without giving effect to the existence of such “group” or any other “group,” such foregoing Persons in clause (i), collectively, have Beneficial Ownership, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Holdings or any of its direct or indirect parent entities held by such “group.”

“Permitted Purchase Money Loans” means, collectively, Seller Purchase Money Loans and Assumed Purchase Money Loans.

“Permitted Release Event” has the meaning assigned to such term in Section 10.26.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, limited partnership, governmental authority or other entity.

“Plan” means (a) any Multiemployer Plan or (b) any single employer plan, as defined in Section 4001(a)(15) of ERISA that is subject to Title IV of ERISA and (i) is maintained for employees of Holdings, the Borrower or any Subsidiary of Holdings or ERISA Affiliate or (ii) was so maintained and in respect of which Holdings, the Borrower or any Subsidiary of Holdings or ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

“Platform” has the meaning assigned to that term in Section 10.7D.

“Pledged Entity” shall mean the Borrower and each existing and subsequently organized or acquired wholly-owned Domestic Subsidiary of the Borrower other than (i) any Disqualified Domestic Subsidiary, (ii) any Domestic Subsidiary that is owned, either directly or indirectly, by a Foreign Subsidiary, (iii) any Domestic Subsidiary, to the extent that the pledge to the Collateral Agent of the Capital Stock of such Domestic Subsidiary would breach or constitute a default under any lease, license, permit, governmental authorization, contract, instrumental document or agreement to which Holdings or any of its Subsidiaries is a party, (iv) any Immaterial Subsidiary, (v) any Unrestricted Subsidiary, (vi) any SPE and (vii) any other Subsidiary with respect to which, in the reasonable judgment of the Collateral Agent (confirmed in writing by notice to the Borrower), the cost or other consequences (including any adverse tax consequences) of pledging collateral shall be excessive in view of the benefits to be obtained by the Lenders therefrom.

“Pledged Equity” has the meaning assigned to that term in the Security Agreement.

“Prime Rate” means the rate of interest per annum determined from time to time by Credit Suisse AG as its prime commercial lending rate in effect at its principal office in New York City and notified to the Borrower. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. Credit Suisse AG or any other Lender may make commercial loans or other loans at rates of interest at, above or below the Prime Rate.

“Process Agent” has the meaning specified in Section 10.17C.

“Pro Forma Basis” means, with respect to compliance with any test or covenant hereunder in respect of a Fiscal Year, Fiscal Quarter, Test Period or other specified measurement period, compliance with such covenant or test after giving effect to any proposed acquisition, investment, distribution, Disposition or other action which requires compliance on a pro forma basis, using, for purposes of determining such compliance, the historical financial statements of all entities or assets so acquired or to be acquired or disposed of and the consolidated financial statements of Holdings and its Subsidiaries which shall be reformulated as if (i) such acquisition, investment, distribution, Disposition or other action, and any acquisitions or Dispositions which have been consummated during a Fiscal Quarter had been consummated on the first day of such Fiscal Quarter and (ii) any Indebtedness or other liabilities incurred in connection with any such acquisition, investment, distribution, Disposition or other action had been consummated on the last day of such Fiscal Quarter (and assuming that such Indebtedness bears interest during any portion of such Fiscal Quarter prior to the relevant acquisition at the weighted average of the interest rates applicable to outstanding Loans during such Fiscal Quarter).

“Pro Rata Share” means (a) with respect to all payments, computations and other matters relating to the Commitments or the Loans (or any Class of Commitments or Loans, in the case of the allocation of Borrowings of Loans pursuant to Section 2.1A(i), 2.1A(ii) or 2.9 (except as otherwise expressly provided in any such Section), payments of principal in respect of Commitments and Loans on any Commitment Termination Date pursuant to Section 2.1A(i), 2.1A(ii) or 2.9, any payment of interest in respect of Loans pursuant to Section 2.2, any payment of Facility Fees pursuant to Section 2.3A and any payment of Letter of Credit fees pursuant to Section 3.2) of any Lender, or any Letter of Credit issued by any Issuing Bank or any participations purchased by any Lender therein, the percentage obtained by dividing (i) the Revolving Loan Exposure (or the Revolving Loan Exposure with respect to such Class of Commitments or Loans, as applicable) of that Lender by (ii) the aggregate Revolving Loan Exposure (or the aggregate Revolving Loan Exposure with respect to such Class of Commitments or Loans, as applicable) of all the Lenders of such Class. The Pro Rata Share of each Lender on the Effective Date shall be set forth in the Register.

“Project Level Indebtedness” with respect to any Person means (a) Indebtedness of such Person for which the legal recourse for collection of principal and interest on such Indebtedness is (A) against such Person and against the specific property or properties (and improvements constructed thereon) identified in the instruments evidencing or securing such Indebtedness, (B) so long as such Person does not (y) own or acquire any assets other than the property or properties being acquired, constructed, installed or improved with the proceeds of such Indebtedness, any buildings or other improvements then or thereafter erected on such property or properties and any other property or assets (including any Intangible Assets) incidental or related thereto and any proceeds therefrom or (z) incur any liabilities other than such Indebtedness and any other liabilities incidental thereto or related to the ownership, operation and development of such property or properties in the ordinary course of business, against any other assets of such Person, and (C) the enforcement of any applicable guaranties in respect of such Indebtedness and (b) any amendment, modification, extension or refinancing of any Indebtedness described in clause (a) above, provided that such Indebtedness (as amended, modified, extended or refinanced) satisfies the requirements set forth in clause (a) above; provided, however that individual financings of assets provided by one lender may be cross-collateralized to other financings of assets provided by such lender.

“Public Lender” has the meaning assigned to that term in Section 10.7D.

“Qualified Additional Lender” means (i) any Lender and/or (ii) any other financial institution that would qualify as an Eligible Assignee, and, if providing an additional Commitment pursuant to Section 2.1A(ii) has been approved by the Borrower and the Administrative Agent and Issuing Banks holding a majority of the Letter of Credit Commitments if not already a Lender or an Affiliate of a Lender hereunder at such time (such approval by the Administrative Agent not to be unreasonably withheld or delayed); provided that, with respect to such approval by the Issuing Banks, the approval of any Issuing Bank shall be deemed to have been given if such Issuing Bank shall not have responded within five Business Days of its receipt of a request for such approval, which request shall be made by the Administrative Agent on behalf of the Borrower.

“Qualified Proceeds” means any of the following or any combination of the following:

(i) Cash and Cash Equivalents;

(ii) the Fair Market Value of assets other than Cash and Cash Equivalents that are used or useful in the Permitted Business; and

(iii) the Fair Market Value of Capital Stock of any Person engaged primarily in a Permitted Business if, in connection with the receipt of such Capital Stock, such Person becomes a Restricted Subsidiary of Holdings or such Person is merged or consolidated into Holdings or any of its Restricted Subsidiaries.

“Qualified Real Property Inventory” means, as of any date, Real Property Inventory that is owned by the Borrower or its Restricted Subsidiaries that is not subject to or encumbered by any Lien, other than (a) Liens described in clauses (a), (b), (c), (d), (e), (f), (g), (j), (m), (o), (q), (r), (t), (u) and (v) of the definition of “Permitted Encumbrances” and in clauses (i) and (xv) of Section 7.1A, (b) any Lien that has been bonded around so as to remove such Lien as an encumbrance against such Real Property Inventory and (c) any Insured Lien.

“Real Estate” has the meaning assigned to that term in Section 6.1(viii).

“Real Property Inventory” means, as of any date, land that is owned by any Loan Party, which land is developed, is being developed or held for future development or sale, together with the right, title and interest of such Loan Party in and to the streets, the land lying in the bed of any streets, roads or avenues, open or proposed, in or of, the air space and development rights pertaining thereto and the right to use such air space and development rights, all rights of way, privileges, liberties, tenements, hereditaments and appurtenances belonging in or in any way appertaining thereto, all fixtures, all easements now or hereafter benefiting such land and all royalties and rights appertaining to the use and enjoyment of such land, together with all of the buildings and other improvements now or hereafter erected on such land, and any fixtures appurtenant thereto and all related property and assets (including any Intangible Assets) whether constructed, installed, acquired or otherwise existing at the time of or after the acquisition of, or initial construction on, such land.

“Recipient” means (a) any Agent, (b) any Lender, (c) any Issuing Bank or (d) any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder, as applicable.

“refinance” means to modify, refinance, replace, renew, refund, repay, restate, defer, substitute, supplement, reissue or extend (including pursuant to any defeasance or discharge mechanisms); and the term “refinances,” “refinanced” and “refinancing” as used for any purpose in this Agreement shall have correlative meanings.

“Refinancing Indebtedness” means, in respect of any Indebtedness (the “Original Indebtedness”), any Indebtedness that refinances such Original Indebtedness (or any Refinancing Indebtedness in respect thereof); provided that (a) the principal amount (or accreted value, if applicable) of such Refinancing

Indebtedness shall not exceed the principal amount (or accreted value, if applicable) of the Original Indebtedness outstanding immediately prior to such refinancing except by an amount equal to the unpaid accrued interest and premiums (including tender premiums) thereon and underwriting discounts, defeasance costs and commissions, plus other reasonable amounts paid and fees and expenses incurred in connection with such refinancing, plus an amount equal to any existing unutilized commitment and letters of credit undrawn thereunder, (b) no Refinancing Indebtedness shall have any direct or contingent obligors that are not (or would not have been) obligated with respect to the Original Indebtedness being refinanced (except that a Loan Party may be added as an additional obligor) and (c) such Refinancing Indebtedness shall have a final maturity date equal to or later than the final maturity date of, and have a Weighted Average Life to Maturity equal to or greater than the then remaining Weighted Average Life to Maturity of, the Original Indebtedness.

“Register” has the meaning assigned to that term in Section 10.1C.

“Related Parties” means, with respect to any Person, such Person’s Affiliates, successors, and the directors, officers, employees, agents, advisors, representatives, successors and assigns of such Person and of such Person’s Affiliates.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Materials into the environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Materials), or into or out of any property, including the movement of any Hazardous Material through the air, soil, surface water, groundwater or property.

“Release Notice” has the meaning assigned to such term in Section 10.27.

“Reportable Event” means an event described in Section 4043 of ERISA and the regulations thereunder.

“Requisite Class Lenders” means, at any time of determination for any Class of Loans or Commitments, Lenders having or holding more than 50% of the aggregate Revolving Loan Exposure with respect to such Class; provided that the Revolving Loan Exposure of any Defaulting Lender shall be disregarded in the determination of the Requisite Class Lenders at any time.

“Requisite Lenders” means Lenders having or holding more than 50% of the aggregate Revolving Loan Exposure of all Lenders; provided that the Revolving Loan Exposure of any Defaulting Lender shall be disregarded in the determination of the Requisite Lenders at any time.

“Responsible Officer” means the President, the Vice President, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Treasurer, the Assistant Treasurer, with respect to certain limited liability companies that do not have officers, any manager thereof, any other senior officer of Holdings or any other Loan Party designated as such in writing to the Administrative Agent by Holdings or such other Loan Party, as applicable, and, with respect to any document delivered on the Effective Date, the Secretary or the Assistant Secretary of any Loan Party. Any document delivered hereunder that is signed by an Responsible Officer shall be conclusively presumed to have been authorized by all necessary corporate, limited liability company, partnership and/or other action on the part of Holdings or any other Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Person.

“Restricted Investment” has the meaning assigned to that term in Section 7.2.

“Restricted Payments” means Dividends and Subordinated Debt Payments.

“Restricted Subsidiary” means, unless otherwise specified herein, any Subsidiary of Holdings, other than the Borrower and other than an Unrestricted Subsidiary.

“Revolving Loan Exposure” means, with respect to any Lender as of any date of determination (a) prior to the termination of the Commitments, that Lender’s Commitment and (b) after the termination of the Commitments, the sum of, without duplication, (i) the aggregate outstanding principal amount of the Loans (or the relevant Class of Loans in connection with a calculation by Class under the definition of “Pro Rata Share”) of that Lender, plus (ii) in the event that Lender is an Issuing Bank, the aggregate LC Exposure in respect of all Letters of Credit issued by that Lender (net of any participations purchased by other Lenders in such Letters of Credit), plus (iii) the aggregate amount of all participations purchased by that Lender in any issued Letters of Credit or any Unpaid Drawings.

“Revolving Loan Yield” means, at the time of the establishment of any additional Commitments pursuant to Section 2.1A(ii), the sum of (i) the Applicable Margin then in effect for Eurodollar Loans under the Commitments (other than such additional Commitments) and (ii) one fourth of the Up-Front Fees paid in respect of the Commitments (other than such additional Commitments). If immediately prior to the establishment of any additional Commitments pursuant to Section 2.1A(ii) there shall exist more than one Class of Commitments hereunder, the Revolving Loan Yield shall be determined separately for each such Class.

“Sale Leaseback” means any transaction or series of related transactions pursuant to which the Borrower or any of the Restricted Subsidiaries (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed of.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies Inc.

“SEC” means the U.S. Securities and Exchange Commission or any successor thereto.

“Section 6.1 Financials” means the financial statements delivered, or required to be delivered, pursuant to Section 6.1(i) or (ii) together with the accompanying officer’s certificate delivered, or required to be delivered, pursuant to Section 6.1(iii).

“Secured Borrowing Base” means (a) at any time that the Secured Borrowing Base is In Effect and the Borrower is in compliance with its obligations under Section 4.2C and Section 6.7B, as applicable, $300,000,000 and (b) at any other time, zero.

“Secured Parties” means, collectively, (a) the Lenders, (b) each Issuing Bank, (c) the Administrative Agent, (d) the Collateral Agent, (f) each Hedge Bank, (g) each Cash Management Bank, (h) the beneficiaries of each indemnification obligation undertaken by any Loan Party under the Loan Documents and (i) any successors, indorsees, transferees and assigns of any of the foregoing.

“Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Security Agreement” means a Security Agreement entered into by and among Holdings, the Borrower and the other grantors party thereto, substantially in the form of Exhibit X annexed hereto, as such Security Agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Seller Purchase Money Loan” means, at any time, (a) any loan made to a Loan Party by the seller of Real Property Inventory in a single transaction or separate transactions for the exclusive purpose of purchasing such Real Property Inventory, provided that (i) the original aggregate principal amount of such loan shall not exceed the sum of (x) the purchase price of the Real Property Inventory securing such loan, plus (y) the aggregate amount of costs and expenses incurred in connection with the purchase of such Real Property Inventory and such loan, plus (z) the aggregate amount of all reserves required to be established pursuant to the terms and conditions of such loan and (ii) such loan may only be secured by a security interest on such Real Property Inventory and/or an Equity Pledge (and customary deposits in connection therewith and proceeds and products therefrom) and (b) any amendment, modification, extension or refinancing of such loan, provided that with respect to any amendment, modification, extension or refinancing of such loan, (i) the aggregate principal amount thereof shall not exceed the sum of (x) the greater of (A) the outstanding principal amount of, and accrued interest and prepayment premiums and similar amounts on, such loan at the time of such amendment, modification, extension or refinancing and (B) the purchase price of the Real Property Inventory securing such loan, plus (y) the aggregate amount of costs and expenses incurred in connection with such amendment, modification, extension or refinancing, plus (z) the aggregate amount of all reserves required to be established pursuant to the terms and conditions of such amendment, modification, extension or refinancing (less any reserves returned to such Loan Party in connection with such amendment, modification, extension or refinancing) and (ii) such loan (as amended, modified, extended or refinanced) shall not be secured by the assets of any Loan Party other than the Real Property Inventory initially purchased by the applicable Loan Party and improvements constructed thereon and/or an Equity Pledge (and customary deposits in connection therewith and proceeds and products therefrom). Notwithstanding anything to the contrary herein, (A) a loan that satisfies the foregoing requirements set forth in this definition shall be a “Seller Purchase Money Loan” regardless of whether such loan otherwise constitutes Non-Recourse Indebtedness and (B) the obligations under such loan may be guaranteed by a Non-Recourse Indemnity Guaranty or Non-Recourse Payment Guaranty.

“Senior Unsecured Notes” means the Senior Unsecured 2012 Notes and the Senior Unsecured 2013 Notes.

“Senior Unsecured 2012 Notes” means the 6.500% senior notes due 2020 issued under the Indenture, dated as of December 14, 2012 (the “Senior Unsecured 2012 Notes Indenture”), among Holdings, the Borrower, the Domestic Subsidiary Guarantors party thereto and the trustee named therein from time to time, in an initial aggregate principal amount of $600,000,000 as of December 14, 2012.

“Senior Unsecured 2012 Notes Indenture” has the meaning assigned to that term in the definition of “Senior Unsecured 2012 Notes”.

“Senior Unsecured 2013 Notes” means the 6.125% senior notes due 2022 issued under the Indenture, dated as of June 25, 2013, among Holdings, the Borrower, the Notes Guarantors and the trustee named therein from time to time, in an initial aggregate principal amount of $500,000,000 as of June 25, 2013.

“Solvent” means, with respect to any Person, that as of the date of determination both (a) (i) the then fair saleable value of the property of such Person, sold as a going concern, is (A) greater than the total amount of liabilities (including contingent liabilities but excluding amounts payable under intercompany promissory notes) of such Person and (B) not less than the amount that will be required to pay the probable liabilities on such Person’s then existing debts as they become absolute and matured considering all financing alternatives and potential asset sales reasonably available to such Person, (ii) such Person’s capital is not unreasonably small in relation to its business or any contemplated or undertaken transaction and (iii) such Person does not intend to incur, or believe (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due; (b) such Person is “solvent” within the meaning given that term and similar terms under Applicable Laws relating to fraudulent transfers and conveyances; or (c) in the case of any Person existing under the laws of Canada or any of its Provinces or territories, such Person is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada). For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“SPE” means (i) an entity formed for the purposes of holding, acquiring, constructing, developing or improving assets whose acquisition, construction, development or improvement will be financed by Non-Recourse Indebtedness or equity Investments in such entity or (ii) an entity acquired by the Borrower or any of its Restricted Subsidiaries whose outstanding Indebtedness is all Non-Recourse Indebtedness.

“Specified Conditions” means, with respect to any transaction, event or occurrence, that (a) no Default or Event of Default shall have occurred and be continuing or would result therefrom, (b) Holdings would be in compliance with the Financial Performance Covenants on a Pro Forma Basis after giving effect thereto as of the last day of the most recent Fiscal Quarter for which Section 6.1 Financials have been or were required to be delivered (if, on a Pro Forma Basis, such Fiscal Quarter would have been a Measurement Quarter (for this purpose only, any increase in the Revolving Loan Exposure since the last day of such Fiscal Quarter shall be deemed to have occurred on the last day of such Fiscal Quarter)) and (c) Holdings would be in compliance with Section 2.4A(iii)(b) on a Pro Forma Basis after giving effect thereto as of the last day of the most recent Test Period for which Section 6.1 Financials have been or were required to be delivered (if, on a Pro Forma Basis, the Capitalization Ratio as of the last day of such Test Period would have resulted in a Borrowing Base Trigger Event (for this purpose only, any increase in the Consolidated Total Debt since the last day of such Test Period shall be deemed to have occurred on the last day of such Test Period)).

“Specified Subsidiary” means, at any date of determination, (a) any Restricted Subsidiary whose total assets at the last day of the Test Period ending on the last day of the most recent fiscal period for which Section 6.1 Financials have been delivered were equal to or greater than 10% of the Consolidated Total Assets of Holdings, the Borrower and the Restricted Subsidiaries at such date, (b) any Restricted Subsidiary whose gross revenues for such Test Period were equal to or greater than 10% of the consolidated gross revenues of Holdings, the Borrower and the Restricted Subsidiaries for such period, in each case determined in accordance with Applicable Accounting Standards, or (c) each other Restricted Subsidiary that, when such Restricted Subsidiary’s total assets and gross revenues are aggregated with each other Restricted Subsidiary that is not a Specified Subsidiary, would have (i) total assets at the last day of the Test Period ending on the last day of the most recent fiscal period for which Section 6.1 Financials have been delivered that are equal to or greater than 15% of the Consolidated Total Assets of Holdings, the Borrower and the Restricted Subsidiaries at such date or (i) gross revenues for such Test Period that are equal to or greater than 15% of the consolidated gross revenues of Holdings, the Borrower and the Restricted Subsidiaries for such period, in each case determined in accordance with Applicable Accounting Standards, provided that at any time that the thresholds in clauses (i) and (ii) would otherwise be exceeded, Holdings may, not later than ten (10) Business Days after the date that Section 6.1 Financials are required to be delivered for the last fiscal quarter of such Test Period pursuant to this Agreement, designate in writing to the Administrative Agent that one or more such Restricted Subsidiaries shall be Specified Subsidiaries to the extent required such that the foregoing clauses (i) and (ii) cease to be true, it being understood that Holdings may subsequently designate any such Restricted Subsidiary to not be a Specified Subsidiary in an Officer’s Certificate delivered pursuant to Section 6.1(iii), so long as such subsequent designation would not cause the foregoing clauses (i) and (ii) to be true and would otherwise comply with clauses (a) and (b) of this definition.

“Speculative Unit” means any Completed Unit that is neither a Unit Under Contract nor a Model Unit.

“Stated Amount” means, with respect to any Letter of Credit, the maximum amount from time to time available to be drawn thereunder, determined without regard to whether any conditions to drawing could then be met.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness, including pursuant to any mandatory redemption or sinking fund provision, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Statutory Reserves” means, in respect of the Administrative Agent or any Lender, a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the maximum reserve percentage applicable to the Administrative Agent or such Lender (including any marginal, special, emergency or supplemental reserves) established by the Board and any other applicable banking authority, domestic or foreign, to which the Administrative Agent or such Lender (including any branch, Affiliate or other fronting office thereof making or holding a Loan) is subject for Eurocurrency Liabilities (as defined in Regulation D of the Board). Eurodollar Loans shall be deemed to constitute Eurocurrency Liabilities and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D. Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subordinated Debt” means any Indebtedness of a Loan Party that is subordinated in right of payment to the Obligations pursuant to terms reasonably satisfactory to the Administrative Agent, provided that such Indebtedness shall have a maturity date of at least 91 days after the Commitment Termination Date.

“Subordinated Debt Payments” has the meaning assigned to that term in Section 7.3.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

“Subsidiary Guarantor” means each Notes Guarantor and each Domestic Subsidiary Guarantor.

“Successor Borrower” has the meaning assigned to that term in Section 7.5A(i).

“Successor Holdings” has the meaning assigned to that term in Section 7.5A(i).

“Supplemental Collateral Agent” and “Supplemental Collateral Agents” shall have the meaning assigned to these terms in Section 9.1B.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges (including Canada Pension Plan and provincial pension plan contributions, employment insurance and workers’ compensation premiums) imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto and whether disputed or not.

“Test Period” means, for any determination under this Agreement, the four consecutive fiscal quarters of Holdings then last ended.

“Total Borrowing Base Availability” means the Secured Borrowing Base plus the Unsecured Borrowing Base minus the Borrowing Base Debt on such date; provided, that, in the case of any Borrowing Base Certificate delivered pursuant to clause (c) of Section 6.1(iv), the Total Borrowing Base Availability calculated therein shall become effective only upon the consummation of the applicable acquisition, regardless of whether such Borrowing Base Certificate shall have been delivered prior to the consummation of such acquisition; provided further that the Total Borrowing Base Availability calculated therein (and any Borrowing Base Debt incurred or assumed in connection with the applicable acquisition) shall be used to determine the Total Borrowing Base Availability at the time of such acquisition if the Borrower intends to borrow Loans at the time of such acquisition and use the proceeds thereof to fund the consideration for such acquisition.

“Total Indebtedness” means at any time all Indebtedness of Holdings, the Borrower and the Restricted Subsidiaries on a consolidated basis. For the avoidance of doubt, “Total Indebtedness” shall include Credit Agreements, Credit Facilities and Pari Passu Indebtedness of the Loan Parties on a consolidated basis.

“Total Utilization” means with respect to the Lenders, at any time, the sum of (a) the aggregate principal amount of the Lenders’ Loans at such time and (b) the Lenders’ LC Exposure at such time. The Total Utilization of any Lender at any time shall be such Lender’s Pro Rata Share of the aggregate Total Utilization at such time.

“Transaction Costs” means the fees, costs and expenses payable by each Loan Party in connection with the execution and delivery by it of the Loan Documents to which it is a party (including the fees, costs and expenses payable by Holdings and its Subsidiaries to the Administrative Agent and the Lenders in connection with this Agreement).

“Transactions” means (a) the execution, delivery and performance by each Loan Party of the Loan Documents to which it is a party and (b) the payment of the Transaction Costs.

“Transaction Statement” has the meaning assigned to that term in the Security Agreement.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code, as amended from time to time and any successor regulations.

“Type” means, with respect to a Loan, its character as a Base Rate Loan or a Eurodollar Loan.

“UCC” means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect in any applicable jurisdiction.

“Unfunded Current Liability” of any Plan or Foreign Plan means the amount, if any, by which the present value of the accrued benefits under the plan as of the close of its most recent plan year, determined in accordance with FASB Accounting Standards Codification 715 as in effect on the Effective Date, based upon the actuarial assumptions used by the plan’s actuary for funding of the plan, exceeds the Fair Market Value of the assets allocable thereto.

“Unit” means Qualified Real Property Inventory that is, or is planned to be, comprised of a single-family residential housing unit or a multi-family residential housing unit.

“Unit Under Contract” means, as of any date, a Unit, whether or not construction has commenced, is completed or is in process, owned by the Borrower or its Restricted Subsidiaries, as to which the Loan Party owning such Unit has entered into a bona fide contract of sale (a) substantially in a form customarily employed by such Loan Party, (b) with a Person that is not a Subsidiary or Affiliate of such Loan Party and (c) under which no material defaults giving rise to a termination right by such Loan Party then exist.

“Units Under Construction” means Units owned by the Borrower or its Restricted Subsidiaries where on-site construction has commenced as evidenced by the trenching of foundations for such Units, other than Units Under Contract.

“Unpaid Drawings” means, as of any date of determination, the amount set forth in clause (b) of the definition of LC Exposure.

“Unrestricted Cash and Cash Equivalents” means Cash and Cash Equivalents of the Borrower and its Restricted Subsidiaries that are free and clear of all Liens (other than Liens described in clauses (a), (b), (c), (k), (w), (x) or (y) (to the extent such Lien does not solely consist of deposit of cash) of the definition of the term “Permitted Encumbrances” or in clause (i) or sub-clauses (a) or (b) of clause (xi) of Section 7.1A); provided, that solely for purposes of the proviso to the definition of “Consolidated Total Debt”, the term “Unrestricted Cash and Cash Equivalents” shall mean Unrestricted Cash and Cash Equivalents of the Loan Parties and the Restricted Subsidiaries.

“Unrestricted Subsidiary” means any Subsidiary of Holdings that is designated as an Unrestricted Subsidiary by Holdings pursuant to Section 6.13 subsequent to the Effective Date.

“Unsecured Borrowing Base” means, as of any date, an amount calculated as follows:

(a) 100% of Unrestricted Cash and Cash Equivalents in excess of $10,000,000, plus

(b) 100% of the amount of Escrow Proceeds Receivable, plus

(c) 90% of the book value of Units Under Contract, plus

(d) 85% of the book value of Units Under Construction, plus

(e) subject to the limitations set forth below, 85% of the book value of Speculative Units, plus

(f) subject to the limitation set forth below, 90% of the book value of Model Units, plus

(g) 70% of the book value of Finished Lots, plus

(h) 65% of the book value of Lots Under Development; plus

(i) 50% of the book value of Entitled Land that is not included in the Borrowing Base pursuant to the preceding clauses (a) through (h).

Notwithstanding the foregoing:

(i) the advance rate for Speculative Units shall be 65% of book value for any Unit that has been a Speculative Unit for more than 360 days; and

(ii) the advance rate for Model Units shall be 65% of book value for any Unit that has been a Model Unit for more than 360 days following the sale of the last production Unit in the applicable project relating to such Model Unit.

“Unused Revolving Commitment” means, as of any date of determination, the amount, if any, by which the aggregate Commitments exceed the Total Utilization at such time.

“Up-Front Fees” means the amount of any fees or discounts received by Lenders in connection with the making of loans or extensions of credit, expressed as a percentage of such loan or extension of credit.

“USA PATRIOT Act” means the USA PATRIOT Improvement and Reauthorization Act, Title III of Pub. L. 109-177 (signed into law March 9, 2006, as amended from time to time).

“U.S. Dollar Equivalent” means, on any date of determination, (a) with respect to any amount in U.S. Dollars, such amount and (b) with respect to any amount in Canadian Dollars, the equivalent in U.S. Dollars of such amount, determined by the Administrative Agent using the Exchange Rate then in effect.

“U.S. Dollars”, “Dollars”, “dollars” or “$” refers to lawful money of the United States of America.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“Voting Stock” means, with respect to any Person, shares of such Person’s Capital Stock having the right to vote for the election of directors of such Person under ordinary circumstances.

“Warehouse Facility” means any bank credit agreement, repurchase agreement or other credit facility entered into to finance the making of mortgage loans originated by a Mortgage Subsidiary so long as the Indebtedness thereunder is non-recourse to Holdings, the Borrower or any Restricted Subsidiary (other than such Mortgage Subsidiary) and exclusive of Non Recourse Indemnity Guaranties.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

“Withholding Agent” means any Loan Party and the Administrative Agent, as applicable.

“Yield Differential” has the meaning assigned to that term in Section 2.1A(ii).

1.2 Defined Terms; Accounting Terms; Utilization of Applicable Accounting Standards for Purposes of Calculations Under Agreement.

A. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Sections, Exhibits and Schedules shall be construed to refer to Sections of, and Exhibits and Schedules to, this Agreement (unless expressly referring to another agreement) and (e) the words “asset” and “property” shall be construed to have the same meaning and effect.

B. Except as otherwise expressly provided in this Agreement, (a) all accounting terms not otherwise defined herein shall have the meanings assigned to them in conformity with Applicable Accounting Standards and (b) financial statements and other information required to be delivered by Holdings to the Lenders pursuant to clauses (i), (ii), (iv) and (vii) of Section 6.1 shall be prepared in accordance with Applicable

Accounting Standards (except, with respect to interim financial statements, for the absence of normal year-end audit adjustments and explanatory footnotes) as in effect at the time of such preparation. Calculations in connection with the definitions, covenants and other provisions of this Agreement shall utilize accounting principles and policies in conformity with those used to prepare the Historical Financial Statements; provided that, should such accounting principles and policies change and either Holdings or the Requisite Lenders shall so request, the Administrative Agent and Holdings shall negotiate in good faith to amend such provision to preserve the original intent thereof in light of such change in Applicable Accounting Standards (subject to the approval of the Requisite Lenders); provided, further, that, until so amended, such provision shall continue to be interpreted in accordance with Applicable Accounting Standards prior to such change therein regardless of whether any such request is given before or after such change in Applicable Accounting Standards or in the application thereof.

C. The Borrower shall give 15 days’ prior written notice to the Administrative Agent of a Financial Reporting Conversion. Such notice shall include a reasonably detailed explanation of the impact of such Financial Reporting Conversion on the consolidated balance sheet, consolidated statement of operations and consolidated statement of cash flows of Holdings and its consolidated Subsidiaries. Upon the occurrence of the Financial Reporting Conversion, all references to Applicable Accounting Standards herein or in any other Loan Document shall thereafter be construed to mean for any period (i) prior to the Financial Reporting Conversion Start Date, GAAP and (ii) commencing on and after the Financial Reporting Conversion Start Date, IFRS; provided that, if such change would affect the computation of any financial ratio, basket, calculation or requirement set forth herein or in any other Loan Document, at the request of the Borrower or the Requisite Lenders given prior to the Financial Reporting Conversion, the Borrower and the Requisite Lenders shall negotiate in good faith to amend such ratio, basket, calculation or requirement to preserve the original intent thereof in light of such change and, if so requested and until so amended, such ratio, basket, calculation or requirement shall continue to be computed in accordance with GAAP. A Financial Reporting Conversion may only occur once during the term of this Agreement and no conversion to use GAAP, in lieu of IFRS, for financial reporting purposes may be made by Holdings or any of its Restricted Subsidiaries after the occurrence of the Financial Reporting Conversion.

SECTION 2.

AMOUNTS AND TERMS OF COMMITMENTS AND LOANS

2.1 Commitments; Loans.

A. (i) Each Lender severally agrees, subject to the limitations set forth below with respect to the maximum amount of Loans permitted to be outstanding from time to time, to lend to the Borrower from time to time in U.S. Dollars during the period on and from the Effective Date to but excluding the Commitment Termination Date an aggregate amount not exceeding its Pro Rata Share of the aggregate amount of the Commitments, to be used for the purposes identified in Section 2.5A. The aggregate amount of the Commitments as of the Effective Date is $250,000,000. Subject to Section 2.9, each Lender’s Commitment (other than Other Credit Extensions or any Commitments amended by Permitted Amendments pursuant to a Loan Modification Offer) shall expire on the Commitment Termination Date and all Loans (other than Other Credit Extensions or any Loans amended by Permitted Amendments pursuant to a Loan Modification Offer) and all other amounts owed hereunder with respect to the Loans and the Commitments (other than Other Credit Extensions or any Commitments or Loans amended by Permitted Amendments pursuant to a Loan Modification Offer) shall be paid in full not later than that date. Amounts borrowed under this Section 2.1A(i) may be repaid and reborrowed, subject to the limitations and conditions set forth herein, up to but excluding the Commitment Termination Date.

Notwithstanding anything contained herein to the contrary, in no event shall the Total Utilization at any time exceed the Availability Amount then in effect.

(ii) Additional Commitments. The Borrower may from time to time after the Effective Date, by notice to the Administrative Agent, request that, on the terms and subject to the conditions contained in this Agreement, Qualified Additional Lenders provide up to the Additional Facilities Amount in the aggregate in additional Commitments; provided that (i) no Default or Event of Default shall have occurred and be continuing or would occur after giving effect to such additional Commitments, (ii) the Loans under such additional Commitments shall have the same Guaranties and Collateral (if any), and shall rank pari passu with the Loans to be made pursuant to Section 2.1A(i), (iii) the representations and warranties in Section 5 shall be true and correct in all material respects prior to and after giving effect to such additional Commitments, (iv) the maturity date of any additional Commitments shall be no earlier than, and no scheduled mandatory commitment reduction shall be required prior to, the maturity date of the existing Commitments (or any Other Credit Extensions constituting Commitments), (v) the terms (other than with respect to pricing or maturity) of any additional Commitments and the Loans to be made thereunder, to the extent not consistent with the Commitments and the Loans extended under this Agreement pursuant to Section 2.1A(i), shall be reasonably satisfactory to the Administrative Agent, (vi) such additional Commitments shall be made available no more than four times prior to the Commitment Termination Date, (vii) each such additional Commitment shall be in a minimum aggregate principal amount of $10,000,000, (viii) the minimum commitment of any Qualified Additional Lender shall be $2,500,000 and (ix) if the Initial Yield applicable to the additional Commitments extended pursuant to this Section 2.1A(ii) exceeds by more than 50 basis points the Revolving Loan Yield at such time (the amount by which the Initial Yield applicable to the additional Commitments incurred pursuant to this Section 2.1A(ii) exceeds the Revolving Loan Yield at such time being referred to herein as the “Yield Differential”), then the “LIBO Rate floor” and/or the Applicable Margin applicable to the Loans shall be increased such that after giving effect to such increases, the Yield Differential shall equal 50 basis points; provided that, to the extent any portion of the Yield Differential is attributable to a higher “LIBO Rate floor” being applicable to the additional Commitments, the “LIBO Rate floor” applicable to the Loans shall be increased (or, in the event there is no “LIBO Rate floor” applicable to the Loans at such time, a “LIBO Rate floor” shall be added) to an amount not to exceed the “LIBO Rate floor” applicable to the additional Commitments prior to any increase in the Applicable Margin applicable to the Loans. Nothing contained in this Section 2.1A(ii) or otherwise in this Agreement is intended to commit any Lender or the Administrative Agent to provide any portion of any such additional Commitments. If and to the extent that any Qualified Additional Lenders agree, in their sole discretion, to provide any such additional Commitments on the terms and conditions set forth herein, (a) at such time and in such manner as the Administrative Agent shall reasonably determine, the Qualified Additional Lenders who have in their sole discretion agreed to provide additional Commitments shall purchase and assume outstanding Loans and/or participations incurred in connection with Letters of Credit so as to cause the amount of such Loans and/or participations in connection with Letters of Credit held by each Lender to conform to the respective percentages of the applicable Commitments of the Lenders as so adjusted and (b) the Borrower shall execute and deliver any additional Notes as any Lender may reasonably request or other amendments or modifications to this Agreement or any other Loan Document as the Administrative Agent may reasonably request.

If any new Commitments incurred pursuant to this Section 2.1A(ii) are to have terms that are different from the Commitments outstanding immediately prior to such incurrence (any such new Commitments, “Other Credit Extensions”), all such terms shall be as set forth in a separate assumption agreement among Holdings, the Borrower, the Qualified Additional Lenders providing such additional Revolving Commitments and the Administrative Agent, the execution and delivery of which agreement shall be a condition to the effectiveness of the Other Credit Extensions. If the Borrower incurs new Commitments under this Section 2.1A(ii), regardless of whether such Commitments are Other Credit Extensions, the Borrower shall, after such time, (x) incur and repay Loans ratably as between the new Commitments and the Commitments outstanding immediately prior to such incurrence and (y) permanently reduce Commitments ratably as between the new Commitments and the Commitments outstanding immediately prior to such incurrence; provided that on the date of incurrence of the new Commitments, the Borrower may permanently reduce the Commitments outstanding immediately prior to such time without ratably reducing the new Commitments. Notwithstanding anything to the contrary in Section 10.5, the Administrative Agent is expressly permitted, without the consent of any Lender, to amend the Loan Documents to the extent necessary to give effect to any increases pursuant to this Section 2.1A(ii) and mechanical and conforming changes necessary or advisable in connection therewith (including amendments to (1) implement the requirements in the preceding two sentences, (2) ensure pro rata allocations of Eurodollar Loans and Base Rate Loans between Loans incurred pursuant to this Section 2.1A(ii) and Loans outstanding immediately prior to any such incurrence and (3) implement ratable participation in Letters of Credit between the Other Credit Extensions consisting of Commitments and the Commitments outstanding immediately prior to any such incurrence).

B. Borrowing Mechanics. Loans (including any Loans made as Eurodollar Loans) made on any Funding Date (other than Loans made pursuant to Section 3.3C for the purpose of reimbursing the applicable Issuing Bank for the amount of a drawing or payment under a Letter of Credit issued by it) shall be in an aggregate minimum amount of the Borrowing Minimum and integral multiples of the Borrowing Multiple in excess of that amount. The Borrower shall deliver to the Administrative Agent a Notice of Borrowing not later than 1:00 p.m. (New York City time) on the proposed Funding Date; provided, that, in the case of any Loan requested as a Eurodollar Loan, the Borrower shall deliver such Notice of Borrowing not later than 1:00 p.m. (New York City time), at least three Business Days in advance of the proposed Funding Date. The Notice of Borrowing shall specify (i) the proposed Funding Date (which shall be a Business Day), (ii) the amount and Type of Loans requested, (iii) in the case of any Loans requested to be made as Eurodollar Loans, the initial Interest Period requested, and (iv) remittance instructions applicable for the Loans requested. Loans may be continued as or converted into Base Rate Loans or Eurodollar Loans in the manner provided in Section 2.2D.

In lieu of delivering the above-described Notices of Borrowing, the Borrower may give the Administrative Agent telephonic notice by the required time of any proposed Borrowing under this Section 2.1B; provided that such notice shall be promptly confirmed in writing by delivery of a Notice of Borrowing to the Administrative Agent. Neither the Administrative Agent nor any Lender shall incur any liability to the Borrower in acting upon any telephonic notice referred to above that the Administrative Agent believes in good faith to have been given by a duly authorized officer or other person authorized to borrow on behalf of the Borrower or for otherwise acting in good faith under this Section 2.1B, and upon funding of Loans by the Lenders in accordance with this Agreement pursuant to any such telephonic notice, the Borrower shall have effected Loans hereunder.

The Administrative Agent shall be entitled to rely upon, and shall be fully protected in relying upon, any Notice of Borrowing, Notice of Conversion/Continuation or similar notice believed by the Administrative Agent to be genuine. The Administrative Agent may assume that each Person executing and delivering such a notice was duly authorized, unless the responsible individual acting thereon for the Administrative Agent has actual knowledge to the contrary.

The Borrower shall notify the Administrative Agent prior to the funding of any Loans in the event that any of the matters to which the Borrower is required to certify in the applicable Notice of Borrowing are no longer true and correct as of the applicable Funding Date, and the acceptance by the Borrower of the proceeds of any Loans shall constitute a re-certification by the Borrower, as of the applicable Funding Date, as to the matters to which the Borrower is required to certify in the applicable Notice of Borrowing.

Except as otherwise provided in Sections 2.6B, 2.6C, 2.6D and 2.6G, a Notice of Borrowing for any Loan (or telephonic notice in lieu thereof) shall be irrevocable and the Borrower shall be bound to make a Borrowing in accordance therewith.

C. Disbursement of Funds. All Loans and all participations purchased under this Agreement shall be made by the Lenders simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in that other Lender’s obligation to make a Loan requested hereunder nor shall the Commitment of any Lender to make the particular type of Loan requested be increased or decreased as a result of a default by any other Lender in that other Lender’s obligation to make a Loan requested hereunder.

Promptly after receipt by the Administrative Agent of a Notice of Borrowing with respect to a Loan pursuant to Section 2.1B (or telephonic notice in lieu thereof), the Administrative Agent shall notify each Lender of the proposed Borrowing and of the amount of such Lender’s Pro Rata Share of the applicable Loans. Each Lender shall make the amount of its Loan available to the Administrative Agent in the applicable currency not later than 3:00 p.m. (New York City time) on the applicable Funding Date in same-day funds at the Funding and Payment Office. Upon satisfaction or waiver of the conditions precedent specified in Section 4.2, the Administrative Agent shall make the proceeds of such Loans in the applicable currency available to the Borrower on the applicable Funding Date by causing an amount of same-day funds equal to the proceeds of all such Loans received by the Administrative Agent from the Lenders, to be credited to the account of the Borrower at the Funding and Payment Office.

Unless the Administrative Agent shall have received notice from a Lender prior to the Funding Date for any Loans that such Lender will not make available to the Administrative Agent the amount of such Lender’s Loan requested on such Funding Date, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.1A and may, in reliance upon such assumption and in the Administrative Agent’s sole discretion, make available to the Borrower a corresponding amount on such Funding Date. In such event, if a Lender has not in fact made its share of the applicable Loan available to the Administrative Agent on the Funding Date, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of a payment to be made by such Lender, for the first three (3) days, at a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and, thereafter, the greater of (x) the Alternate Base Rate and (y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (ii) in the case of a payment to be made by the Borrower, the interest rate applicable to Base Rate Loans of the applicable Class. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. Nothing in this paragraph shall relieve any Lender of its obligation to fulfill its commitments hereunder and the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

Subject to Section 3.3B, unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders and the applicable Issuing Bank hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or such Issuing Bank, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or such Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or such Issuing Bank, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, for the first three days, at a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and, thereafter, at the greater of (i) the Alternate Base Rate and (ii) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

D. Notes. The Borrower shall execute and deliver on the Effective Date to each Lender requesting the same (or to the Administrative Agent for such Lender) not less than five Business Days prior to the Effective Date a Note substantially in the form of Exhibit IV annexed hereto to evidence that Lender’s Loans, in the principal amount of that Lender’s Commitment. Any Lender not receiving a Note may request at any time that the Borrower issue it such Note on the terms set forth herein, and the Borrower agrees to issue such Note promptly upon the request of a Lender. The Notes and the Obligations evidenced thereby shall be governed by, subject to and benefit from all of the terms and conditions of this Agreement and the other Loan Documents and, at all times that the Secured Borrowing Base is In Effect, shall be secured by the Collateral, subject to the grace period set forth in Section 6.7B, to the extent applicable.

2.2 Interest on the Loans.

A. Rate of Interest. Subject to the provisions of Sections 2.2E, 2.6 and 2.7, each Loan shall bear interest on the unpaid principal amount thereof from the date made to maturity (whether by acceleration or otherwise) at a rate determined by reference to the Alternate Base Rate or the Adjusted LIBO Rate, as the case may be. The applicable basis for determining the rate of interest with respect to any Loan shall be selected by the Borrower initially at the time a Notice of Borrowing is given with respect to such Loan pursuant to Section 2.1B. The basis for determining the interest rate with respect to any Loan may be changed from time to time pursuant to Section 2.2D. If on any day any Loan is outstanding with respect to which notice has not been delivered to the Administrative Agent in accordance with the terms of this Agreement specifying the applicable basis for determining the rate of interest, then for that day that Loan shall bear interest determined by reference to the Alternate Base Rate. Subject to the provisions of Sections 2.2E, 2.6 and 2.7, the Loans shall bear interest through maturity as follows:

(a) if a Base Rate Loan, then at the sum of the Alternate Base Rate plus the Applicable Margin; or

(b) if a Eurodollar Loan, then at the sum of the Adjusted LIBO Rate for the relevant Interest Period plus the Applicable Margin.

B. Interest Periods. In connection with each Eurodollar Loan, the Borrower may, pursuant to the applicable Notice of Borrowing or Notice of Conversion/Continuation, as the case may be, select an interest period (each an “Interest Period”) to be applicable to such Loan, which Interest Period shall (except as provided in Section 2.1B) be, at the Borrower’ option, one-, two-, three- or six-month, provided that:

(i) the initial Interest Period for any Eurodollar Loan shall commence on the Funding Date in respect of such Loan, in the case of a Loan initially made as a Eurodollar Loan, or on the date specified in the applicable Notice of Conversion/Continuation, in the case of a Loan converted to a Eurodollar Loan;

(ii) in the case of immediately successive Interest Periods applicable to a Eurodollar Loan continued as such pursuant to a Notice of Conversion/Continuation, each successive Interest Period shall commence on the day on which the next preceding Interest Period expires;

(iii) if an Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided that, if any Interest Period would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day;

(iv) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to clause (i)(E) of this Section 2.2B, end on the last Business Day of a calendar month;

(v) no Interest Period with respect to any portion of the Loans of any Class shall extend beyond the Commitment Termination Date or other final maturity date (in the case of Other Credit Extensions), as applicable, of such Class;

(vi) there shall be no more than eight Interest Periods in respect of Eurodollar Loans for any Class of Loans outstanding at any time; and

(vii) in the event the Borrower fails to specify an Interest Period for any Eurodollar Loan in the applicable Notice of Borrowing or Conversion/Continuation, the Borrower shall be deemed to have selected an Interest Period of one month.

C. Interest Payments. Subject to the provisions of Section 2.2E below, interest on each Loan shall be payable in arrears on each Interest Payment Date applicable to that Loan, upon any prepayment of that Loan (to the extent accrued on the amount being prepaid) and at maturity (including final maturity, by acceleration or otherwise); provided that in the event that any Base Rate Loans are prepaid pursuant to Section 2.4A(i), interest accrued on such Loans through the date of such prepayment shall be payable on the next succeeding Interest Payment Date applicable to Base Rate Loans (or, if earlier, at final maturity).

D. Conversion or Continuation. Subject to the provisions of Section 2.6, the Borrower shall have the option (i) to convert at any time all or any part of their outstanding Loans equal to the Borrowing Minimum and integral multiples of the Borrowing Multiple in excess of that amount from Base Rate Loans to Eurodollar Loans in the same currency (or vice versa) or (ii) upon the expiration of any Interest Period applicable to a Eurodollar Loan, to continue all or any portion of such Loan equal to the Borrowing Minimum and integral multiples of the Borrowing Multiple in excess of that amount as a Eurodollar Loan in the same currency for another permissible Interest Period.

The Borrower shall deliver a Notice of Conversion/Continuation to the Administrative Agent not later than 1:00 p.m. (New York City time) on the proposed conversion date (in the case of a conversion to a Base Rate Loan), and at least three Business Days in advance of the proposed conversion/continuation date (in the case of a conversion to, or a continuation of, a Eurodollar Loan). A Notice of Conversion/Continuation shall specify (i) the proposed conversion/continuation date (which shall be a Business Day), (ii) the amount, Type and Class of the Loan to be converted/continued, (iii) the nature of the proposed conversion/continuation, (iv) in the case of a conversion to, or a continuation of, a Eurodollar Loan, the requested Interest Period and (v) in the case of a conversion to, or a continuation of, a Eurodollar Loan, that no Event of Default has occurred and is continuing. In lieu of delivering the above-described Notice of Conversion/Continuation, the Borrower may give the Administrative Agent telephonic notice by the required time of any proposed conversion/continuation under this Section 2.2D; provided that such notice shall be promptly confirmed in writing by delivery of a Notice of Conversion/Continuation to the Administrative Agent. Each conversion or continuance shall be made ratably among the Lenders holding the Loans comprising the affected Borrowing. If the Borrower shall not have given notice in accordance with this Section 2.2D to continue any Borrowing into a subsequent Interest Period (and shall not otherwise have given notice in accordance with this Section 2.2D to convert such Borrowing), such Borrowing shall, at the end of the Interest Period applicable thereto (unless repaid pursuant to the terms hereof), automatically be continued into a Base Rate Loan.

If the Borrower fails to specify the Type of Loan the applicable Borrowing is to be converted into or continued as, then the applicable Borrowing shall be deemed to have been requested to be converted into or continued as a Base Rate Loan.

Neither the Administrative Agent nor any Lender shall incur any liability to the Borrower in acting upon any telephonic notice referred to above that the Administrative Agent believes in good faith to have been given by a duly authorized officer or other person authorized to act on behalf of the Borrower or for otherwise acting in good faith under this Section 2.2D, and upon conversion or continuation of the applicable basis for determining the interest rate with respect to any Loans in accordance with this Agreement pursuant to any such telephonic notice, the Borrower shall have effected a conversion or continuation, as the case may be, hereunder.

Except as otherwise provided in Sections 2.6B, 2.6C and 2.6G, a Notice of Conversion/Continuation for conversion to, or continuation of, any Eurodollar Loan (or telephonic notice in lieu thereof) shall be irrevocable, and the Borrower shall be bound to effect a conversion or continuation in accordance therewith.

E. Post-Default Interest. At any time that an Event of Default shall have occurred and be continuing, if all or a portion of the principal amount of any Loan or interest thereon or fees or other amounts due hereunder shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall thereafter bear interest (including post-petition interest in any proceeding under the Bankruptcy Code, or other applicable bankruptcy or insolvency laws) payable upon demand (a) in the case of principal, at the rate otherwise applicable to such Loan plus 2% per annum and (b) in all other cases, at a rate which is 2% per annum in excess of the interest rate otherwise payable under this Agreement for Loans bearing interest at a rate determined by reference to the Alternate Base Rate (computed on the basis of the actual number of days elapsed over a year of 360 days), in each case to the extent permitted by Applicable Laws. Payment or acceptance of the increased rates of interest provided for in this Section 2.2E is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of the Administrative Agent or any Lender.

F. Computation of Interest. Interest on Loans shall be computed on the basis of a 360-day year (a 365 or 366 day year, as applicable, in the case of Base Rate Loans based on the Prime Rate) and for the actual number of days elapsed in the period during which it accrues. In computing interest on any Loan, the date of the making of such Loan or the first day of an Interest Period applicable to such Loan or, with respect to a Base Rate Loan being converted from a Eurodollar Loan, the date of conversion of such Eurodollar Loan to such Base Rate Loan, as the case may be, shall be included, and the date of payment of such Loan or the expiration date of an Interest Period applicable to such Loan or, with respect to a Base Rate Loan being converted to a Eurodollar Loan, the date of conversion of such Base Rate Loan to such Eurodollar Loan, as the case may be, shall be excluded; provided that if a Loan is repaid on the same day on which it is made, one day’s interest shall be paid on that Loan.

2.3 Fees.

A. Commitment Fees. The Borrower agrees to pay to the Administrative Agent for the account of each Lender which is not a Defaulting Lender, on the last Business Day of March, June, September and December in each year and on each date on which any Commitment of such Lender shall expire or be terminated as provided herein, a commitment fee (an “Commitment Fee”) equal to the Commitment Fee Rate on the daily Unused Revolving Commitment of such Lender during the preceding quarter (or other period commencing with the date hereof or ending with the Commitment Termination Date or the date on which the Commitments of such Lender shall expire or be terminated); provided that any Commitment Fee owing to a Lender which is a Defaulting Lender may be withheld by the Administrative Agent in its sole discretion for so long as such Lender remains a Defaulting Lender. All Commitment Fees shall be computed on the basis of the actual number of days elapsed in a year of 360 days.

B. Annual Administrative Fee. The Borrower agrees to pay to the Administrative Agent, for the account of it and its Affiliates, an annual administrative fee in such amounts as may have been or hereafter may be agreed between them from time to time.

C. Other Agent Fees. The Borrower agrees to pay such other fees to the Administrative Agent as may hereafter be agreed upon from time to time.

2.4 Repayments and Prepayments; General Provisions Regarding Payments.

A. Prepayments and Reductions in Commitments.

(i) Voluntary Prepayments. The Borrower may, upon not less than (i) three Business Days’ prior written notice (or telephonic notice promptly confirmed in writing to the Administrative Agent), in the case of Eurodollar Rate Loans, or (ii) one Business Day’s prior written notice (or telephonic notice promptly confirmed in writing to the Administrative Agent), in the case of Base Rate Loans, in each case which notice the Administrative Agent will promptly transmit to each Lender, at any time and from time to time prepay, without premium or penalty, the Loans on any Business Day in whole or in part in an aggregate minimum amount of the Borrowing Minimum and integral multiples of the Borrowing Multiple in excess of that amount or in each case such lesser amount as is then outstanding; provided, however, that in the event the Borrower shall prepay a Eurodollar Rate Loan other than on the expiration of the Interest Period applicable thereto, the Borrower shall, at the time of such prepayment, also pay any amounts payable under Section 2.6D hereof. Notice of prepayment having been given as aforesaid, the Loans shall become due and payable on the prepayment date specified in such notice and in the aggregate principal amount specified therein.

(ii) Voluntary Reductions of Commitments. The Borrower may, upon not less than three Business Days’ prior written or telephonic notice, promptly confirmed in writing to the Administrative Agent (which notice the Administrative Agent will promptly transmit to each Lender), at any time and from time to time terminate in whole or permanently reduce in part, without premium or penalty, the Commitments in an amount up to the Unused Revolving Commitment at the time of such proposed termination or reduction; provided that any such partial reduction of the Commitments shall be in an aggregate minimum amount of the Borrowing Minimum and integral multiples of the Borrowing Multiple in excess of that amount, or such lesser amount as is then outstanding. The Borrower’s notice to the Administrative Agent shall designate the date (which shall be a Business Day) of such termination or reduction and the amount of any partial reduction, and such termination or reduction of the Commitments shall be effective on the date specified in such notice and shall reduce the Commitment of each Lender proportionately to its Pro Rata Share.

(iii) Mandatory Prepayments. The Loans shall be prepaid in the manner provided in Section 2.4B upon the occurrence of the following circumstances:

(a) Prepayments Due to Reductions or Restrictions of Commitments. The Borrower shall prepay the Loans from time to time to the extent necessary so that the Total Utilization shall not at any time exceed the Commitments then in effect. If at any time that there are no Loans outstanding (whether after giving effect to any prepayment thereof pursuant to this subclause (a) or otherwise) the Total Utilization exceeds the Commitments, the Borrower shall deposit as cash collateral with the Collateral Agent such amounts as are necessary so that, after giving effect thereto, the amount on deposit in the form of cash collateral with the Collateral Agent pursuant to this subclause (a) is at least equal to such excess. If, on the tenth Business Day prior to the Commitment Termination Date, the conditions precedent to Borrowing set forth in Section 4.3B and 4.3C would not be satisfied, then the Borrower shall, on such date, cash collateralize such amount of LC Exposure that is attributable to the Commitments. Any failure to make such deposit within two Business Days after notice by the Administrative Agent shall constitute an Event of Default.

(b) Prepayments Due to Total Borrowing Base Availability. If a Borrowing Base Trigger Event has occurred and is continuing and the Total Utilization exceeds the Total Borrowing Base Availability then in effect, the Borrower shall, within five Business Days of such occurrence, (x) prepay the Loans from time to time to the extent necessary so that the Total Utilization shall not exceed the Total Borrowing Base Availability then in effect or (y) deliver to the Administrative Agent an updated Borrowing Base Certificate reflecting changes in the Total Borrowing Base Availability such that, immediately after giving effect to such updated Borrowing Base Certificate, the Total Utilization shall not exceed the Total Borrowing Base Availability. If a Borrowing Base Trigger Event has occurred and is continuing and there are no Loans outstanding (whether after giving effect to any prepayment thereof pursuant to this subclause (b) or otherwise) and the Total Utilization exceeds the Total Borrowing Base Availability then in effect, the Borrower shall, within five Business Days of such occurrence, (x) deposit as cash collateral with the Administrative Agent such amounts as are necessary so that, after giving effect thereto, the amount on deposit in the form of cash collateral with the Administrative Agent pursuant to this subclause (b) is at least equal to such excess or (y) deliver to the Administrative Agent an updated Borrowing Base Certificate reflecting changes in the Total Borrowing Base Availability such that, immediately after giving effect to such updated Borrowing Base Certificate, the Total Utilization shall not exceed the Total Borrowing Base Availability.

(iv) Application of Prepayments. Application of Prepayments by Type of Loans. Any voluntary prepayments pursuant to Section 2.4A shall be subject to the requirements of Section 2.6C; provided that, in connection with any voluntary prepayments by the Borrower pursuant to Section 2.4A and considering each Class of Loans being prepaid separately, any voluntary prepayment thereof shall be applied first to Base Rate Loans to the full extent thereof before application to Eurodollar Loans, in each case in a manner that minimizes the amount of any payments required to be made by the Borrower pursuant to Section 2.6C.

B. Application of Proceeds of Collateral and Payments Under the Guaranty and Certain Other Amounts.

(i) Application of Proceeds of Collateral. All proceeds received by the Administrative Agent or the Collateral Agent, as the case may be, in respect of any sale of, collection from, or other realization upon all or any part of the Collateral under any Collateral Document in connection with the Administrative Agent or Collateral Agent exercising its/their rights and remedies following the occurrence and during the continuance of any Event of Default shall be held by the Collateral Agent as Collateral for, and/or (then or at any time thereafter) applied in full or in part by the Administrative Agent against the Obligations in the following order of priority:

(a) First, to the payment of (x) all reasonable and documented out-of-pocket costs and expenses of such sale, collection or other realization, including all reasonable and documented out-of-pocket expenses, liabilities and advances made or incurred by the Agents in connection with the exercise of any right or remedy under such Collateral Document, all in accordance with the terms of this Agreement and such Collateral Document, and all amounts for which such Agents are entitled to indemnification under such Collateral Document and all advances made by the Collateral Agent thereunder for the account of the applicable Loan Party (excluding principal and interest in respect to any Loans of the Borrower) and (y) any amounts owed to any Issuing Bank in respect of any Unpaid Drawings not reimbursed pursuant to Section 3.3B or 3.3C;

(b) thereafter, to the extent of any excess proceeds, to the payment of all other Obligations for the ratable benefit of the holders thereof (including providing cash collateral in an amount equal to 102% of the aggregate Stated Amount of all Letters of Credit outstanding at such time); and

(c) thereafter, to the extent of any excess proceeds, to the payment to or upon the order of such Loan Party or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

(ii) Application of Payments Under the Guaranty. All payments received by the Administrative Agent under the Guaranty shall be applied promptly from time to time by the Administrative Agent in the following order of priority:

(a) First, to the payment of the reasonable and documented out-of-pocket costs and expenses of any collection or other realization under the Guaranty, including reasonable compensation to the Administrative Agent and its agents and counsel, and all reasonable and documented out-of-pocket expenses, liabilities and advances made or incurred by the Administrative Agent in connection therewith, all in accordance with the terms of this Agreement and the Guaranty;

(b) Second, to the extent of any excess such payments, to the payment of all other Obligations for the ratable benefit of the holders thereof; and

(c) Third, to the extent of any excess such payments, to the payment to the applicable Guarantor or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

C. General Provisions Regarding Payments.

(i) Manner, Time and Currency of Payment. All payments by the Borrower of principal, interest, fees and other Obligations hereunder and under any Notes shall be made in same day funds and without defense, setoff or counterclaim, free of any restriction or condition, and delivered to the Administrative Agent not later than 1:00 p.m. (New York City time) on the date due at the Funding and Payment Office for the account of the Lenders; funds received by the Administrative Agent after that time on such due date shall, at the Administrative Agent’s sole discretion, be deemed to have been paid by the Borrower on the next succeeding Business Day. Each payment to be made by the Borrower hereunder shall be made in U.S. Dollars.

(ii) Application of Payments to Principal, Interest and Prepayment Fees. Except as provided in Section 2.2C, all payments and prepayments in respect of the principal amount of any Loan shall include payment of accrued interest and prepayment fees, if any, on the principal amount being repaid or prepaid, and all such payments (and in any event any payments made in respect of any Loan on a date when interest is due and payable with respect to such Loan) shall be applied to the payment of interest and prepayment fees, if any, before application to principal.

(iii) Apportionment of Payments. The aggregate principal, prepayment fees and interest payments shall be apportioned among all outstanding Loans to which such payments relate, in each case proportionately to the Lenders’ respective Pro Rata Shares. The Administrative Agent shall promptly distribute to each applicable Lender, at its applicable Lender Office, its Pro Rata Share of all such payments received by the Administrative Agent and the Commitment Fees of such Lender when received by the Administrative Agent pursuant to Section 2.3. Notwithstanding the foregoing provisions of this Section 2.4C(iii) if, pursuant to the provisions of Section 2.6C, any Notice of Conversion/Continuation is withdrawn as to any Affected Lender or if any Affected Lender makes Base Rate Loans in lieu of its Pro Rata Share of any Eurodollar Loans, the Administrative Agent shall give effect thereto in apportioning payments received thereafter.

(iv) Payments on Business Days. Except if expressly provided otherwise, whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next preceding Business Day.

(v) Notation of Payment. Each Lender agrees that before disposing of any Note held by it, or any part thereof (other than by granting participations therein), that Lender will make a notation thereon of all Loans evidenced by that Note and all principal payments previously made thereon and of the date to which interest thereon has been paid; provided that the failure to make (or any error in the making of) a notation of any Loan made under such Note shall not limit or otherwise affect such disposition or the obligations of the Borrower hereunder or under such Note with respect to any Loan or any payments of principal or interest on such Note.

2.5 Use of Proceeds.

A. Loans. The proceeds of any Loans shall be applied for working capital and general corporate purposes (including acquisitions, capital expenditures, development activities, repayment of existing debt, distributions to Holdings and other Investments permitted or not otherwise prohibited under this Agreement and payment of Transaction Costs) of the Borrower and its Subsidiaries.

B. Letters of Credit. Letters of Credit shall be used for general corporate purposes of the Borrower and its Subsidiaries, including backstopping or replacing letters of credit (or other comparable arrangements) of the Borrower outstanding on the Effective Date.

2.6 Special Provisions Governing Eurodollar Loans.

Notwithstanding any other provision of this Agreement to the contrary, the following provisions shall govern with respect to Eurodollar Loans as to the matters covered:

A. Determination of Applicable Interest Rate. As soon as practicable after 11:00 a.m. (New York City time) on each Interest Rate Determination Date, the Administrative Agent shall determine (which determination shall, absent manifest error, be final, conclusive and binding upon all parties) the interest rate that shall apply to Eurodollar Loans for which an interest rate is then being determined for the applicable Interest Period and shall promptly give notice thereof (in writing or by telephone confirmed in writing) to the Borrower and each Lender.

B. Inability to Determine Applicable Interest Rate. In the event that the Administrative Agent shall have reasonably determined (which determination shall be final and conclusive and binding upon all parties hereto), on any Interest Rate Determination Date with respect to any Eurodollar Loans, that by reason of circumstances arising after the Effective Date affecting the London interbank market, adequate and fair means do not exist for ascertaining the interest rate applicable to such Loans on the basis provided for in the definition of Adjusted LIBO Rate, the Administrative Agent shall on such date give notice (by telecopy or by telephone confirmed in writing) to the Borrower and each Lender of such determination, whereupon (i) no Loans may be made or continued as, or converted to, Eurodollar Loans in the applicable currency, until such time as the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist (such notification not to be unreasonably withheld or delayed) and (ii) any Notice of Borrowing or Notice of Conversion/Continuation given by the Borrower with respect to the Loans in respect of which such determination was made shall be deemed to be rescinded by the Borrower; provided, however, that, at the option of the Borrower, any such Notice of Borrowing may be re-submitted to the Administrative Agent indicating that the Borrower is electing a Base Rate Loan, which Loan shall be funded not later than one Business Day after the date of such Base Rate Loan Notice of Borrowing in accordance with Section 2.1B.

C. Illegality or Impracticability of Eurodollar Loans. In the event that on any date any Lender shall have reasonably determined (which determination shall be final and conclusive and binding upon all parties hereto but shall be made only after consultation with the Borrower and the Administrative Agent) that the making, maintaining or continuation of its Eurodollar Loans (i) has become unlawful as a result of compliance by such Lender in good faith with any law, treaty, governmental rule, regulation, guideline or order (or would conflict with any such treaty, governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful) or (ii) has become impracticable as a result of contingencies occurring after the Effective Date which materially and adversely affect the London interbank market then, and in any such event, such Lender shall be an “Affected Lender” and it shall on that day give notice (by telecopy or by telephone confirmed in writing) to the Borrower and the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each other Lender). Thereafter (a) the obligation of the Affected Lender to make Loans as, or to convert Loans to, Eurodollar Loans shall be suspended until such notice shall be withdrawn by the Affected Lender, (b) to the extent such determination by the Affected Lender relates to a Eurodollar Loan then being requested pursuant to the Notice of Borrowing or a Notice of Conversion/Continuation, the Affected Lender shall make such Loan as (or convert such Loan to, as the case may be) a Base Rate Loan, (c) the Affected Lender’s obligation to maintain its outstanding Eurodollar Loans (the “Affected Loans”) shall be terminated at the earlier to occur of the expiration of the Interest Period then in effect with respect to the Affected Loans or when required by law, and (d) the Affected Loans shall automatically convert into Base Rate Loans on the date of such termination. Notwithstanding the foregoing, to the extent a determination by an Affected Lender as described above relates to a Eurodollar Loan then being requested pursuant to a Notice of Conversion/Continuation, the Borrower shall have the option, subject to the provisions of Section 2.6D, to rescind such Notice of Borrowing or Notice of Conversion/Continuation as to all Lenders by giving notice (by telecopy or by telephone confirmed in writing) to the Administrative Agent of such rescission on the date on which the Affected Lender gives notice of its determination as described above (which notice of rescission the Administrative Agent shall promptly transmit to each other Lender). Except as provided in the immediately preceding sentence, nothing in this Section 2.6C shall affect the obligation of any Lender other than an Affected Lender to make or maintain Loans as, or to convert Loans to, Eurodollar Loans in accordance with the terms of this Agreement.

D. Compensation For Breakage or Non-Commencement of Interest Periods. The Borrower shall compensate the Administrative Agent, upon written request by any Lender (which request shall set forth the basis for requesting such amounts), for all reasonable losses, expenses and liabilities (including any interest paid by such Lender to the lenders of funds borrowed by it to make or carry its Eurodollar Loans and any actual loss, expense or liability sustained by such Lender in connection with the liquidation or re-employment of such funds, but excluding any loss of anticipated profits) which such Lender may sustain: (i) if for any reason (other than a default by such Lender) a Borrowing of any Eurodollar Loan does not occur on a date specified therefor in a Notice of Borrowing or a telephonic request for Borrowing, or a conversion to or continuation of any Eurodollar Loan does not occur on a date specified therefor in a Notice of Conversion/Continuation or a telephonic request for conversion or continuation, (ii) if any payment (including any prepayment pursuant to Section 2.4A or assignment pursuant to Section 2.8 or Section 10.5B) or conversion of any of its Eurodollar Loans occurs on a date that is not the last day of an Interest Period applicable to that Loan, (iii) if any prepayment of any of its Eurodollar Loans is not made on any date specified in a notice of prepayment given by the Borrower, or (iv) as a consequence of any other default by the Borrower in the repayment of their Eurodollar Loans when required by the terms of this Agreement.

E. Booking of Loans. Any Lender may make, carry or transfer Loans at, to, or for the account of any of its branch offices or the office of an Affiliate of that Lender.

F. Assumptions Concerning Funding of Eurodollar Loans. Calculation of all amounts payable to a Lender under this Section 2.6 and under Section 2.7A shall be made as though that Lender had actually funded each of its relevant Eurodollar Loans through the purchase of a Eurodollar deposit or bankers acceptance, as the case may be, bearing interest at the rate obtained pursuant to the definition of Adjusted LIBO Rate in an amount equal to the amount of such Eurodollar Loan and having a maturity comparable to the relevant Interest Period and, in the case of a Eurodollar Loan, through the transfer of such Eurodollar deposit from an offshore office of that Lender to a domestic office of that Lender in the United States of America;

provided, however, that each Lender may fund each of its Eurodollar Loans in any manner it sees fit and the foregoing assumptions shall be utilized only for the purposes of calculating amounts payable under this Section 2.6 and under Section 2.7A.

G. Eurodollar Loans After Default. During the continuation of a Default or Event of Default, (i) the Borrower may not elect to have a Loan be made or maintained as, or converted to, a Eurodollar Loan after the expiration of any Interest Period then in effect for that Loan and (ii) subject to the provisions of Section 2.6D, any Notice of Borrowing or Notice of Conversion/Continuation given by the Borrower with respect to a requested Borrowing or conversion/continuation that has not yet occurred shall be deemed to be rescinded by the Borrower.

2.7 Increased Costs; Taxes.

A. Increased Costs Generally. If any Change in Law shall: (i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any reserve requirement reflected in the Adjusted LIBO Rate) or any Issuing Bank; (ii) subject any Lender or any Issuing Bank to any Taxes (other than (A) Excluded Taxes, (B) Indemnified Taxes, (C) Other Taxes and (D) Other Connection Taxes on gross or net income, profits or receipts (including value-added or similar Taxes)) with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit, any Eurodollar Loans made by it, or its deposits, reserves, other liabilities or capital attributable thereto; or (iii) impose on any Lender or any Issuing Bank or the London interbank market any other condition, cost or expense affecting this Agreement or Eurodollar Loans hereunder made by such Lender or any Letter of Credit or participation therein; and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Loan (or of maintaining its obligations to make any such Loan) or to increase the cost to such Lender or such Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or such Issuing Bank hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrower will pay to such Lender or such Issuing Bank such additional amount or amounts as will compensate such Lender or such Issuing Bank for such additional costs incurred or reduction suffered.

B. Capital Requirements. If any Lender or any Issuing Bank reasonably determines that any Change in Law affecting such Lender or such Issuing Bank or the applicable Lender Office of such Lender or the Letter of Credit Issuing Office or such Lender’s or such Issuing Bank’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Bank’s capital or on the capital of such Lender’s or such Issuing Bank’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by such Lender, or the Letters of Credit issued by such Issuing Bank to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction actually suffered.

C. Certificates for Reimbursement; General Policy of Lenders.

(i) A certificate of a Lender or an Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or such Issuing Bank or its holding company, as the case may be, as specified in Section 2.7A or 2.7B and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender or such Issuing Bank, as the case maybe, the amount shown as due on any such certificate within fifteen days after receipt thereof.

(ii) Notwithstanding anything in this Agreement to the contrary, no Lender or Issuing Bank shall be entitled to compensation under Sections 2.7A or 2.7B if it shall not be the general policy or practice of such Lender or Issuing Bank to demand such compensation in similar circumstances and unless such demand is generally consistent with such Lender’s or Issuing Bank’s treatment of comparable borrowers of such Lender or Issuing Bank in the United States with respect to similarly affected commitments or loans.

D. Delay in Requests. Failure or delay on the part of any Lender or any Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or such Issuing Bank’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender or an Issuing Bank pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender or such Issuing Bank, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or such Issuing Bank’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine month period referred to above shall be extended to include the period of retroactive effect thereof).

E. Taxes.

(i) Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party hereunder or any other Loan Document shall be made free and clear of and without reduction or withholding for any Indemnified Taxes or Other Taxes; provided that if any Withholding Agent shall be required by Applicable Laws to deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable by the applicable Loan Party shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.7E) the Recipient receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Withholding Agent shall make such deductions and (iii) the Withholding Agent shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with Applicable Laws.

(ii) Payment of Other Taxes by the Borrower. Without limiting the provisions of paragraph (i) above, the Loan Parties shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Laws.

(iii) Indemnification by the Borrower. The Loan Parties shall indemnify each Recipient within 20 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 2.7E) paid by the Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate stating the amount of such payment or liability and setting forth in reasonable detail the calculation thereof delivered to the Borrower by the applicable Recipient (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of another applicable Recipient shall be conclusive absent manifest error.

(iv) Indemnification by the Lenders and Issuing Banks. Each Lender and each Issuing Bank shall severally indemnify the Administrative Agent for the full amount of any Excluded Taxes attributable to such Lender or Issuing Bank that are paid or payable by the Administrative Agent in connection with any Loan Document and any reasonable expenses arising therefrom or with respect thereto, whether or not such Excluded Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. The indemnity under this paragraph (iv) shall be paid within 20 days after the Administrative Agent delivers to the applicable Lender a certificate stating the amount of Excluded Taxes so payable by the Administrative Agent. Such certificate shall be conclusive of the amount so payable absent manifest error.

(v) Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Loan Party to a Governmental Authority, the Borrower or the applicable Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(vi) Status of Lenders and Issuing Banks.

(a) The Administrative Agent, any Lender or any Issuing Bank, if requested by the Borrower or the Administrative Agent, shall deliver documentation prescribed by Applicable Laws or the published administrative practice of a relevant Governmental Authority when reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not the Administrative Agent, such Lender or such Issuing Bank is subject to withholding, backup withholding or information reporting requirements.

(b) Without limiting the generality of the foregoing,

(i) each Lender and Issuing Bank that is a U.S. Person shall deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Lender or Issuing Bank becomes a Lender or Issuing Bank, as applicable, under this Agreement (and from time to time thereafter upon the request of the Borrower or the Administrative Agent) a properly completed and duly executed Internal Revenue Service Form W-9;

(ii) each Foreign Lender shall deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the request of the Borrower or the Administrative Agent), whichever of the following is applicable: (i) duly completed copies of Internal Revenue Service Form W-8BEN, claiming eligibility for benefits of an income tax treaty to which the United States of America is a party, (ii) duly completed copies of Internal Revenue Service Form W-8ECI, (iii) duly completed copies of Internal Revenue Service Form W-8IMY, (iv) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under section 881(c) of the Code, (x) a certificate to the effect that such Foreign Lender is not (A) a “bank” within the meaning of section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the Borrower within the meaning of section 881(c)(3)(B) of the Code, or (C) a “controlled foreign corporation” described in section 881(c)(3)(C) of the Code and (y) duly completed copies of Internal Revenue Service Form W-8BEN or (v) any other form prescribed by Applicable Laws as a basis for claiming exemption from or a reduction in United States Federal withholding Tax and reasonably requested by the Borrower or the Administrative Agent duly completed together with such supplementary documentation as may be prescribed by Applicable Laws and reasonably requested by the Borrower or the Administrative Agent to permit the Borrower to determine the withholding or deduction required to be made. A Lender shall not be required to deliver any form or statement pursuant to this Section 2.7E(ii) that such Foreign Lender is not legally able to deliver;

(iii) if a payment made to a Lender or Issuing Bank under this Agreement would be subject to U.S. Federal withholding Tax imposed by FATCA, such Lender or Issuing Bank, as applicable, shall deliver to the Borrower or the Administrative Agent, at the time or times prescribed by Applicable Law and at such time or times reasonably requested by the Borrower or the Administrative Agent, such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower or the Administrative Agent to comply with its obligations under FATCA, to determine that such Lender or Issuing Bank, as applicable, has complied with its obligations under FATCA or to determine the amount to deduct and withhold from such payment; and

(iv) the Administrative Agent shall deliver to the Borrower (in such number of copies as shall be requested by the Borrower) on or prior to the date on which the Administrative Agent becomes the Administrative Agent under this Agreement (and from time to time thereafter (i) promptly upon the obsolescence, expiration or invalidity of any form previously delivered by the Administrative Agent and (ii) upon the request of any Withholding Agent) a properly completed and duly executed Internal Revenue Service Form W-9 or W-8IMY (or any other form prescribed by Applicable Laws as the basis for claiming complete exemption from United States federal withholding Tax and reasonably requested by the Withholding Agent) certifying the Administrative Agent’s entitlement as of such date to a complete exemption from United States federal withholding Tax with respect to payments to be made under this Agreement and the other Loan Documents.

(vii) Treatment of Certain Refunds. If any party determines, in its reasonable discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified pursuant to this Section 2.7E (including additional amounts paid pursuant to Section 2.7E(i)), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, under this Section 2.7E with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that such indemnifying party, upon the request of such indemnified party, agrees to repay to such indemnified party the amount paid over to such indemnified party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event such indemnified party is required to repay such refund to such Governmental Authority. This paragraph shall not be construed to require any indemnified party to make available its tax returns (or any other information relating to its Taxes which it deems confidential) to the indemnifying party or any other Person.

2.8 Mitigation Obligations; Replacement of Lenders.

A. Designation of a Different Lender Office. If any Lender or any Issuing Bank requests compensation under Section 2.7A or 2.7B, or requires a Loan Party to pay any additional amount to any Lender, any Issuing Bank or any Governmental Authority for the account of any Lender or any Issuing Bank pursuant to Section 2.7E, then such Lender or such Issuing Bank shall (at the request of the Borrower) use reasonable efforts to designate a different Lender Office or Letter of Credit Issuing Office, as applicable, for making, issuing of or for funding or maintaining its Commitments, Loans or Letters of Credit hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender or such Issuing Bank, as the case may be, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.7, in the future, and (ii) would not subject such Lender or such

Issuing Bank to any unreimbursed cost or expense and would not otherwise be materially disadvantageous to such Lender or such Issuing Bank. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender or any Issuing Bank in connection with any such designation or assignment.

B. Replacement of Lenders. If any Lender requests compensation under Section 2.7A or 2.7B, or if a Loan Party is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.7E, or if any Lender is a Defaulting Lender, or if any Lender has determined that it is unable to make, maintain or continue its Eurodollar Loans in accordance with Section 2.6C hereof, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.1), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which Eligible Assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 10.1B(i)(d), (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 2.6D) from such Eligible Assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), (iii) such Eligible Assignee is able to make, maintain or continue, as applicable, Eurodollar Loans, (iv) in the case of any such assignment resulting from a claim for compensation under Section 2.7A or 2.7B or payments required to be made pursuant to Section 2.7E, such assignment will result in a reduction in such compensation or payments thereafter, and (v) such assignment does not conflict with Applicable Laws. A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

2.9 Loan Modification Offers.

A. The Borrower may, by written notice to the Administrative Agent from time to time, make one or more offers (each, a “Loan Modification Offer”) to all the Lenders of one or more Classes (each Class subject to such a Loan Modification Offer, an “Affected Revolving Credit Class”) to make one or more Permitted Amendments pursuant to procedures reasonably specified by the Administrative Agent and reasonably acceptable to the Borrower. Such notice shall set forth (i) the terms and conditions of the requested Permitted Amendment and (ii) the date on which such Permitted Amendment is requested to become effective (which shall not be less than 10 Business Days nor more than 30 Business Days after the date of such notice, unless otherwise agreed to by the Administrative Agent). Permitted Amendments shall become effective only with respect to the Loans and Commitments of the Lenders of the Affected Revolving Credit Class that accept the applicable Loan Modification Offer (such Lenders, the “Accepting Lenders”) and, in the case of any Accepting Lender, only with respect to such Lender’s Loans and Commitments of such Affected Revolving Credit Class as to which such Lender’s acceptance has been made.

B. A Permitted Amendment shall be effected pursuant to a loan modification agreement in form and substance reasonably acceptable to the Borrower and the Administrative Agent (a “Loan Modification Agreement”) executed and delivered by Holdings and the Borrower, each applicable Accepting Lender and the Administrative Agent; provided that no Permitted Amendment shall become effective unless Holdings and the Borrower shall have delivered to the Administrative Agent such customary legal opinions, board resolutions, secretary’s certificates, officer’s certificates and other similar documents as shall be reasonably be requested by the Administrative Agent in connection therewith. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Loan Modification Agreement. Each Loan Modification Agreement may, without the consent of any Lender other than the applicable Accepting Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the opinion of the Administrative Agent, to give effect to the provisions of this Section 2.9, including any amendments necessary to treat the applicable Loans and/or Commitments of the Accepting Lenders as a new

Class of Loans and/or Commitments hereunder; provided that, except as otherwise agreed to by each Issuing Bank, (x) the allocation of the participation exposure with respect to any then-existing or subsequently issued or made Letter of Credit as between the commitments of such new Class and the remaining Commitments shall be made on a ratable basis as between the commitments of such new Class and the remaining Commitments and (y) no Letter of Credit may extend beyond the Commitment Termination Date (as in effect prior to any Permitted Amendment which effectuates an extension of the then-existing Commitment Termination Date) without the consent of the Issuing Bank that issued such Letter of Credit.

C. If a new Class of Loans and Commitment are created under this Section 2.9, the Borrower shall, after such time, (x) incur and repay Loans ratably as between the new Commitments and the Commitments outstanding immediately prior to the effectiveness of such Loan Modification Offer and (y) permanently reduce Commitments ratably as between the new Commitments and the Commitments outstanding immediately prior to the effectiveness of such Loan Modification Offer; provided that on the date of effectiveness of any Loan Modification Offer, the Borrower may permanently reduce the Commitments outstanding immediately prior to such time without ratably reducing the new Commitments. Notwithstanding anything to the contrary in Section 10.5, the Administrative Agent is expressly permitted, without the consent of any Lender, to amend the Loan Documents to the extent necessary to give effect to any Loan Modification Offer effected pursuant to this Section 2.9 and mechanical and conforming changes necessary or advisable in connection therewith (including amendments to (i) implement the requirements in the preceding two sentences, (ii) ensure pro rata allocations of Eurodollar Loans and Base Rate Loans between Loans incurred pursuant to this Section 2.9 and Loans outstanding immediately prior to any such Loan Modification Offer and (iii) implement ratable participation in Letters of Credit between the new Commitments and the Commitments outstanding immediately prior to the effectiveness of any such Loan Modification Offer).

SECTION 3.

LETTERS OF CREDIT

3.1 Issuance of Letters of Credit and Lenders’ Purchase of Participations Therein.

A. Letters of Credit. In addition to requesting that the Lenders make Loans pursuant to Section 2.1A(i), the Borrower may request, in accordance with the provisions of this Section 3.1, from time to time during the period after the Effective Date to but excluding the date which is thirty (30) days before the Commitment Termination Date, that an Issuing Bank issue Letters of Credit for the account of the Borrower or any Domestic Subsidiary Guarantor (provided that any Letter of Credit may be for the benefit of any Subsidiary of the Borrower) for general corporate purposes. Subject to and upon the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Loan Parties herein set forth, such Issuing Bank agrees to issue such Letters of Credit in accordance with the provisions of this Section 3.1; provided that the Borrower shall not request that such Issuing Bank issue (and such Issuing Bank shall not issue):

(i) any Letter of Credit if, after giving effect to such issuance, (a) the Total Utilization would exceed the Availability Amount then in effect, (b) the aggregate Stated Amounts of all Letters of Credit then outstanding would exceed the Letter of Credit Commitments then in effect or (c) the aggregate Stated Amounts of all Letters of Credit issued by such Issuing Bank and then outstanding would exceed the Letter of Credit Commitment of such Issuing Bank (in the case of this clause (c), without the consent of such Issuing Bank);

(ii) any Letter of Credit having an expiration date later than the date which is the earlier of (x) 12 months from the date of issuance of such Letter of Credit and (y) five (5) Business Days prior to the Commitment Termination Date; provided that this clause (ii) shall not prevent such Issuing Bank from agreeing that a Letter of Credit will automatically be extended for one or more successive periods absent a Default or Event of Default, not to exceed 12 months each unless such Issuing Bank elects not to extend for any such additional period; provided further that Letters of

Credit with expiration dates later than the Commitment Termination Date may be issued during the 180-day period immediately preceding the Commitment Termination Date so long as the Borrower provides cash collateral in respect of such Letters of Credit in accordance with the terms of the last paragraph of this Section 3.1A; provided further that unless the Requisite Lenders otherwise consent, such Issuing Bank shall give notice that it will not extend such Letter of Credit if it has knowledge that a Default or Event of Default has occurred and is continuing on the last day on which such Issuing Bank may give notice to the beneficiary that it will not extend such Letter of Credit;

(iii) any Letter of Credit during any period when a Lender Default exists, unless such Issuing Bank has entered into arrangements satisfactory to it and the Borrower to eliminate such Issuing Bank’s risk with respect to the Defaulting Lender, including by cash collateralizing such Defaulting Lender’s Pro Rata Share of the LC Exposure (after giving effect to the issuance of the proposed Letter of Credit);

(iv) any commercial Letter of Credit, unless such Issuing Bank has agreed in writing to issue commercial Letters of Credit pursuant to this Section 3.1;

(v) unless otherwise agreed by such Issuing Bank, any Letter of Credit that, together with all other Letters of Credit issued by such Issuing Bank hereunder, would exceed fifty (50) Letters of Credit in the aggregate.

If an outstanding Letter of Credit is stated to expire after the Commitment Termination Date, then at least 180 days prior to the Commitment Termination Date (or, if later, at the time of the issuance of such Letter of Credit by such Issuing Bank), the Borrower shall deposit cash with such Issuing Bank or provide such Issuing Bank with a letter of credit acceptable to it that names such Issuing Bank as the beneficiary thereunder, in each case in an amount equal to at least 102% of the Stated Amount of such Letter of Credit, pursuant to arrangements reasonably acceptable to such Issuing Bank.

B. Mechanics of Issuance.

(i) Notice of Issuance. Whenever the Borrower desires the issuance of a Letter of Credit, it shall deliver to the applicable Issuing Bank, at the applicable Letter of Credit Issuing Office, and the Administrative Agent, at the applicable Funding and Payment Office, a Notice of Issuance of Letter of Credit not later than 1:00 p.m. (New York time) at least five (5) Business Days, or such shorter period as may be agreed to by such Issuing Bank in any particular instance, in advance of the proposed date of issuance. The Notice of Issuance of Letter of Credit shall specify (a) the proposed date of issuance (which shall be a Business Day), (b) the face amount of or maximum aggregate liability under, as applicable, the Letter of Credit, (c) the expiration date of the Letter of Credit, (d) the name and address of the beneficiary and (e) the verbatim text of the proposed Letter of Credit or the proposed terms and conditions thereof, including a precise description of any documents and the verbatim text of any certificates to be presented by the beneficiary which, if presented by the beneficiary prior to the expiration date of the Letter of Credit, would require such Issuing Bank to make payment thereunder; provided that such Issuing Bank, in its reasonable discretion, may require changes in the text of the proposed Letter of Credit or any such documents or certificates; provided further that no Letter of Credit shall require payment against a conforming draft or other request for payment to be made thereunder on the same business day (under the laws of the jurisdiction in which the office of such Issuing Bank to which such draft or other request for payment is required to be presented is located) that such draft or other request for payment is presented if such presentation is made after 10:00 a.m. (in the time zone of such office of such Issuing Bank) on such Business Day. At the request of the Issuing Bank, the Borrower shall also complete and submit such Issuing Bank’s standard letter of credit application form.

The Borrower shall notify such Issuing Bank and the Administrative Agent prior to the issuance of any Letter of Credit in the event that any of the matters to which the Borrower is required to certify in the applicable Notice of Issuance of Letter of Credit is no longer true and correct as of the proposed date of issuance of such Letter of Credit, and upon the issuance of any Letter of Credit, the Borrower shall be deemed to have re-certified, as of the date of such issuance, as to the matters to which the Borrower is required to certify in the applicable Notice of Issuance of Letter of Credit.

(ii) Issuance of Letter of Credit. Upon satisfaction or waiver (in accordance with Section 10.5) of the conditions set forth in Section 4.3, and upon prior confirmation from the Administrative Agent that the issuance of the requested Letter of Credit would not result in the violation of Section 3.1A(i), 3.1A(ii) or 3.1A(v), such Issuing Bank shall issue the requested Letter of Credit in accordance with such Issuing Bank’s standard procedures, and upon its issuance of such Letter of Credit such Issuing Bank shall promptly notify the Administrative Agent of such issuance, which notice shall be accompanied by a copy of such Letter of Credit.

(iii) Reports to Lenders. (a) On the last Business Day of every calendar month, so long as any Letter of Credit shall have been outstanding during such month, such Issuing Bank shall deliver to the Administrative Agent a report setting forth for such month the daily maximum amount available to be drawn under the Letters of Credit that were outstanding during such calendar month; and (b) on or prior to the fifth Business Day of every calendar month, the Administrative Agent shall deliver to each Lender a report setting forth for the previous calendar month the daily maximum amount available to be drawn under the Letters of Credit that were outstanding during the previous calendar month.

C. Lenders’ Purchase of Participations in Letters of Credit. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Lenders, the applicable Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Pro Rata Share of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the applicable Issuing Bank, such Lender’s Pro Rata Share of any drawings honored or payments made by the Issuing Bank in respect of such Letter of Credit (each, an “Honored LC Drawing”) and not reimbursed by the Borrower on the date due as provided in Section 3.3B, or of any reimbursement payment required to be refunded to the Borrower for any reason. Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or Event of Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

3.2 Letter of Credit Fees.

The Borrower agrees to pay the following amounts to the Administrative Agent with respect to Letters of Credit issued by an Issuing Bank pursuant to Section 3.1A:

(i) with respect to each Letter of Credit, (a) a fronting fee for the account of each Issuing Bank equal to 0.125% per annum of the daily Stated Amount under such Letter of Credit issued by such Issuing Bank, and (b) a Letter of Credit fee payable for the account of each Lender equal to the product of (x) the then Applicable Margin for Eurodollar Loans and (y) the average daily Stated Amount under such Letter of Credit, in each case, payable in arrears on and to the last Business Day in each of March, June, September and December of each year, commencing September 30, 2013, and on the Commitment Termination Date and computed on the basis of a 360-day year for the actual number of days elapsed; and

(ii) for the account of each Issuing Bank, with respect to the issuance, amendment or transfer of each Letter of Credit issued by such Issuing Bank and each drawing made thereunder (without duplication of the fees payable under clause (i) above), issuance documentary, administration and processing charges in accordance with such Issuing Bank’s standard schedule for such charges in effect at the time of such issuance, amendment, transfer or drawing, as the case may be.

Promptly upon receipt by the Administrative Agent of any amount described in clause (i)(a) or clause (ii) of this Section 3.2, the Administrative Agent shall distribute such amount to the applicable Issuing Banks. Promptly upon receipt by the Administrative Agent of any amount described in clause (i)(b) of this Section 3.2, the Administrative Agent shall distribute to each Lender its Pro Rata Share of such amount.

3.3 Honoring Drawings and Payments Under Letters of Credit.

A. Responsibility of Issuing Bank With Respect to Requests for Drawings and Payments. In determining whether to honor any drawing or request for payment under any Letter of Credit by the beneficiary thereof, the applicable Issuing Bank shall be responsible only to determine that the documents and certificates required to be delivered under such Letter of Credit have been delivered and that they comply on their face with the requirements of such Letter of Credit.

B. Honoring of LC Drawing by the Borrower Under Letters of Credit. If any Issuing Bank shall honor any Letter of Credit, the Borrower shall, as a primary obligation of the Borrower, reimburse such Issuing Bank by paying to the Administrative Agent an amount equal to such honored amount not later than 3:00 p.m., New York City time, on the Business Day following the date that such Letter of Credit is honored, if the Borrower shall have received notice no later than 12:00 noon, New York City time, on such date, or, if such notice has not been received by the Borrower prior to such time on such date, then not later than (i) 2:00 p.m., New York City time, on the second Business Day following the date that the Borrower receives such notice; provided that the Borrower may, subject to the conditions to Borrowing set forth herein, request in accordance with Section 2.1A(i) that such payment be financed with a Loan that is a Base Rate Loan in an equivalent amount to the Honored LC Drawing, and, to the extent so financed, the Borrower’s obligation to make such payment shall be discharged and replaced by the resulting Loan.

C. Payment by Lenders of Unpaid Drawings or Payments Under Letters of Credit.

(i) Payment by Lenders. In the event that the Borrower shall fail for any reason to reimburse any Issuing Bank for an Honored LC Drawing as provided in Section 3.3B when due or provide cash collateral as required by the last paragraph of Section 3.1A, the Administrative Agent shall notify each Lender of the applicable Honored LC Drawing or of such failure, the payment then due from the Borrower in respect thereof and such Lender’s Pro Rata Share thereof. Promptly following receipt of such notice, each Lender shall pay to the Administrative Agent its Pro Rata Share of the payment then due from the Borrower, in the same manner as provided in Section 2.1C with respect to Loans made by such Lender (and Section 2.1C shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Lenders have made payments pursuant to this paragraph to reimburse the Issuing Bank, then to such Lenders and the applicable Issuing Bank as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse the Issuing Bank for any Honored LC Drawing (other than the funding of Base Rate Loans as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such Honored LC Drawing. Any payment made by a Lender pursuant to this paragraph to fund required cash collateral shall constitute a Base Rate Loan.

(ii) Distribution to Lenders of Reimbursements. In the event any Issuing Bank shall have been reimbursed by other Lenders pursuant to Section 3.3C(i) for all or any portion of any honored drawing or payment made by such Issuing Bank under a Letter of Credit issued by it, such Issuing Bank shall distribute to each other Lender which has paid all amounts payable by it under Section 3.3C(i) with respect to such honored drawing or payment such other Lender’s Pro Rata Share of all payments subsequently received by such Issuing Bank from the Borrower in reimbursement of such Unpaid Drawings when such payments are received. Any such distribution shall be made to a Lender at its primary address identified to the Administrative Agent or at such other address as such Lender may request.

D. Interest on Unpaid Drawings Under Letters of Credit.

(i) Payment of Interest. The Borrower agrees to pay to each Issuing Bank, with respect to any Unpaid Drawings, interest on such amount of Unpaid Drawings from the date such drawing is honored or payment is made to but excluding the date such amount is reimbursed by the Borrower (including any such reimbursement out of the proceeds of Loans pursuant to Section 3.3B) at a rate equal to (a) for the period from the date such drawing is honored or payment is made to and including the applicable reimbursement date the Alternate Base Rate plus the Applicable Margin applicable to Loans that are Base Rate Loans and (b) thereafter, a rate which is 2.00% per annum in excess of the rate of interest described in the foregoing clause (a). Interest payable pursuant to this Section 3.3D(i) shall be computed on the basis of a 365- or 366-day year, as applicable, for the actual number of days elapsed in the period during which it accrues and shall be payable on demand or, if no demand is made, on the date on which the related Honored LC Drawing is reimbursed in full.

(ii) Distribution of Interest Payments by Issuing Bank. Promptly upon receipt by any Issuing Bank of any payment of interest pursuant to Section 3.3D(i), (a) such Issuing Bank shall distribute to each other Lender, out of the interest received by such Issuing Bank in respect of the period from the date of the applicable Honored LC Drawing to but excluding the date on which such Issuing Bank is reimbursed for the amount of such drawing or payment (including any such reimbursement out of the proceeds of Loans pursuant to Section 3.3B), the amount that such other Lender would have been entitled to receive in respect of the Letter of Credit fee that would have been payable in respect of such Letter of Credit for such period pursuant to Section 3.2 if an Honored LC Drawing had been made, and (b) in the event such Issuing Bank shall have been reimbursed by other Lenders pursuant to Section 3.3C(i) for all or any portion of such Honored LC Drawing, such Issuing Bank shall distribute to each other Lender which has paid all amounts payable by it under Section 3.3C(i) with respect to such Honored LC Drawing such other Lender’s Pro Rata Share of any interest received by such Issuing Bank in respect of that portion of such Honored LC Drawing so reimbursed by other Lenders for the period from the date on which such Issuing Bank was so reimbursed by other Lenders to and including the date on which such portion of such Honored LC Drawing is reimbursed by the Borrower.

3.4 Obligations Absolute.

The obligation of the Borrower to reimburse each Issuing Bank for an Honored LC Drawing in respect of a Letter of Credit issued by it (which reimbursement, for the avoidance of doubt, may be made from the proceeds of Loans pursuant to Section 3.3B) and to repay any Loans made by the Lenders pursuant to Section 3.3B and the obligations of the Lenders under Section 3.3C(i) shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

(i) any lack of validity or enforceability of any Letter of Credit;

(ii) the existence of any claim, set-off, defense or other right which the Borrower or any Lender may have at any time against a beneficiary or any transferee of any Letter of Credit (or any Persons for whom any such transferee may be acting), any Issuing Bank or other Lender or any other Person or, in the case of a Lender, against the Borrower whether in connection with this Agreement, the transactions contemplated herein or any unrelated transaction (including any underlying transaction between Holdings, the Borrower or one of their respective Subsidiaries and the beneficiary for which any Letter of Credit was procured);

(iii) any draft, demand, certificate or other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

(iv) payment by the applicable Issuing Bank under any Letter of Credit against presentation of a demand, draft or certificate or other document which appears to substantially comply with the terms of such Letter of Credit;

(v) any adverse change in the business, assets, operations, properties, condition (financial or otherwise) or prospects of Holdings or any of its Subsidiaries;

(vi) any breach of this Agreement or any other Loan Document by any party hereto or thereto;

(vii) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing; or

(viii) the fact that a Default or Event of Default shall have occurred and be continuing;

provided, in each case, that payment by the applicable Issuing Bank under the applicable Letter of Credit shall not have constituted gross negligence, bad faith or willful misconduct of such Issuing Bank under the circumstances in question (as determined by a final judgment of a court of competent jurisdiction).

3.5 Nature of Issuing Bank’s Duties.

As between the Borrower and any Issuing Bank, the Borrower assumes all risks of the acts and omissions of, or misuse of the Letters of Credit issued by such Issuing Bank by, the respective beneficiaries of such Letters of Credit. In furtherance and not in limitation of the foregoing, such Issuing Bank shall not be responsible for: (i) the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any Person in connection with the application for and issuance of any such Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged, (ii) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason, (iii) failure of the beneficiary of any such Letter of Credit to comply fully with any conditions required in order to draw upon such Letter of Credit, (iv) errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex, facsimile or otherwise, whether or not they be in cipher, (v) errors in interpretation of technical terms, (vi) any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Letter of Credit or of the proceeds thereof, (vii) the misapplication by the beneficiary of any such Letter of Credit of the proceeds of any drawing or payment under such Letter of Credit or (viii) any consequences arising from causes beyond the control of such Issuing Bank, including any acts of any Governmental Authorities, and none of the above shall affect or impair, or prevent the vesting of, any of such Issuing Bank’s rights or powers hereunder.

In furtherance and extension and not in limitation of the specific provisions set forth in the first paragraph of this Section 3.5, any action taken or omitted by any Issuing Bank under or in connection with the Letters of Credit issued by it or any documents and certificates delivered thereunder, if taken or omitted in good faith, shall not put such Issuing Bank under any resulting liability to the Borrower.

Notwithstanding anything to the contrary contained in this Section 3.5, the Borrower shall retain any and all rights it may have against any Issuing Bank for any liability arising solely out of the gross negligence, bad faith or willful misconduct of such Issuing Bank, as determined by a final judgment of a court of competent jurisdiction.

3.6 Defaulting Lenders.

Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

A. Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 8 or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to any right of setoff shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank hereunder; third, to cash collateralize the Issuing Banks’ Fronting Exposure with respect to such Defaulting Lender; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) cash collateralize the Issuing Banks’ future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 3.6C; sixth, to the payment of any amounts owing to the Lenders or any Issuing Bank as a result of any judgment of a court of competent jurisdiction obtained by any Lender or any Issuing Bank against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or Honored LC Drawings in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued (as applicable) at a time when the conditions set forth in Sections 4.2 and 4.3 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and Honored LC Drawings owed to, all Lenders other than Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or Honored LC Drawings owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in Letters of Credit are held by the Lenders pro rata in accordance with their Commitments without giving effect to Section 3.6B. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section 3.6A shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

B. Reallocation of Participations to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in LC Exposure shall be reallocated among the non-Defaulting Lenders in accordance with their respective Pro Rata Shares (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that (x) the conditions set forth in Section 4.2 are satisfied at the time of such reallocation (and, unless the Borrower shall have otherwise notified the Administrative Agent at such time (provided that the Borrower shall have received reasonable notice of such reallocation), the Borrower shall be deemed to have represented and warranted that such conditions are satisfied at such time), and (y) such reallocation does not cause the Total Utilization of any non-Defaulting Lender to exceed such non-Defaulting Lender’s Commitment. No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a non-Defaulting Lender as a result of such non-Defaulting Lender’s increased exposure following such reallocation.

C. Cash Collateral. If the reallocation described in Section 3.6B above cannot, or can only partially, be effected, the Borrower shall, without prejudice to any right or remedy available to it hereunder or under law, cash collateralize the Issuing Banks’ Fronting Exposure in accordance with the procedures set forth in Section 8.10.

D. Defaulting Lender Cure. If the Borrower, the Administrative Agent and each Issuing Bank agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any cash collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit to be held pro rata by the Lenders in accordance with the Commitments (without giving effect to Section 3.6B), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided further that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

3.7 Resignation of an Issuing Bank.

Any Issuing Bank, at any time that neither such Issuing Bank nor any of its Affiliates has any Commitment, may notify the Administrative Agent that it will resign as an Issuing Bank hereunder and will not thereafter issue, extend or renew Letters of Credit hereunder; provided that such resignation shall not become effective until the acceptance of appointment as an Issuing Bank hereunder by a successor Lender (reasonably acceptable to the Borrower) of the Letter of Credit Commitment of such resigning Issuing Bank, evidenced by an agreement entered into by such successor, in a form satisfactory to the Borrower and the Administrative Agent, and, from and after the effective date of such agreement, (a) such successor Lender shall have all the rights and obligations of the previous Issuing Bank under this Agreement and the other Loan Documents and (b) references herein and in the other Loan Documents to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require; provided further that such resigning Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such time.

SECTION 4.

CONDITIONS

4.1 Conditions to Effectiveness.

The effectiveness of this Agreement and the obligations of the Lenders to make Loans are subject to the satisfaction (or waiver in accordance with Section 10.5) of the following conditions precedent:

A. Documents. On or before the Effective Date, each Loan Party shall deliver or cause to be delivered to the Administrative Agent for the Lenders the following, each, unless otherwise noted, dated the Effective Date:

(i) Certified copies of the Organizational Certificate, together with a good standing certificate, certificate of status or certificate of compliance (as applicable) from the applicable Governmental Authority of its jurisdiction of incorporation, organization or formation, each dated a recent date prior to the Effective Date;

(ii) Copies of its Organizational Documents, certified as of the Effective Date by its corporate secretary or an assistant secretary;

(iii) Copies of its Organizational Authorizations approving and authorizing the execution, delivery and performance of each Loan Document to which it is a party that is to be delivered on the Effective Date, certified as of the Effective Date by its corporate secretary or an assistant secretary as being in full force and effect without modification or amendment;

(iv) Incumbency certificate of its officers executing each Loan Document to which it is a party; and

(v) To the extent that it is a party thereto, executed counterparts of this Agreement and the Guaranty.

B. Financial Condition Certificate. Holdings shall have delivered to the Administrative Agent a solvency certificate on behalf of Holdings and the Borrower from the treasurer of Holdings in customary form and substance reasonably satisfactory to the Arranger with respect to Holdings and its Subsidiaries (on a consolidated basis).

C. Fees and Expenses. On or prior to the Effective Date, the Borrower shall have paid to the Administrative Agent, the Arrangers or the Lenders, as applicable, any and all costs, fees and expenses (including reasonable and documented legal fees and expenses) to the extent then due and owing or accrued and not yet paid under or in connection with this Agreement, the other Loan Documents or any of the documents, instruments, agreements or letter agreements executed in connection herewith (and in the case of costs and expenses, to the extent a written invoice therefor is delivered to the Borrower no later than one Business Day prior to the Effective Date).

D. Opinions of Loan Parties’ Counsel. The Administrative Agent and its counsel shall have received executed copies for each Agent and Lender of favorable written opinions of (i) Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel for the Loan Parties, (ii) Brownstein Hyatt Farber Schreck, LLP, Nevada counsel for the Loan Parties, (iii) Corbett Steelman & Specter, APLC, Alberta counsel for the Loan Parties, (iv) Field LLP, Alberta counsel for the Loan Parties, (iv) Goodmans LLP, Ontario counsel for the Loan Parties, (vi) Greenberg Traurig LLP, Colorado counsel for the Loan Parties and (vii) Shulman, Rogers, Gandal, Pordy & Ecker PA, Maryland and Virginia counsel for the Loan Parties, in the form of Exhibits XI, XII, XIII, XIV, XV, XVI and XVII hereto, respectively, dated the Effective Date.

E. Patriot Act and Other Requirements. On or before the date five Business Days prior to the Effective Date, Holdings shall have delivered or caused to be delivered to the Agents all documentation, information and certifications as have been reasonably requested at least five Business Days prior to the Effective Date by the Agents as being required, in their reasonable determination, by applicable Governmental Authorities under applicable “know your customer” and anti-money laundering rules and regulations (including, the USA PATRIOT Act).

F. Representations and Warranties. The representations and warranties set forth in Section 5 shall be true and correct on and as of the Effective Date in all material respects.

G. Indebtedness. Immediately after giving effect to the transactions contemplated hereby, Holdings, the Borrower and the Restricted Subsidiaries shall have outstanding no Indebtedness for borrowed money other than (a) Indebtedness outstanding under this Agreement, (b) Indebtedness set forth on Schedule 7.1A or (c) Indebtedness in any instance in an amount of $10,000,000 or less incurred since June 30, 2013 (other than the Indebtedness set forth on Schedule 7.1A).

H. Financial Statements. The Arranger shall have received the Historical Financial Statements.

I. Notes. The Administrative Agent shall have received an original Note duly executed by the Borrower and payable to the order of each Lender that has requested the same at least five Business Days prior to the Effective Date.

J. Evidence of Payment of Debt and Cash Collateralization. The Administrative Agent shall have received evidence of the payment of debt and cash collateralization of letters of credit described in Schedule 4.1.

K. No Default or Event of Default. No event shall have occurred and be continuing that would constitute a Default or Event of Default.

4.2 Conditions to All Loans.

The effectiveness of this Agreement and obligations of the Lenders to make Loans to the Borrower on each Funding Date are subject to the following further conditions precedent:

A. The Administrative Agent shall have received before that Funding Date, in accordance with the provisions of Section 2.1B, an executed Notice of Borrowing, in each case signed by a Responsible Officer on behalf of the Borrower in a writing delivered to the Administrative Agent.

B. As of that Funding Date, the representations and warranties contained herein and in the other Loan Documents shall be true and correct in all material respects (unless qualified as to materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) on and as of that Funding Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects (unless qualified as to materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) on and as of such earlier date.

C. If the calculation of the Availability Amount in respect of the Borrowing of such Loans will utilize the Secured Borrowing Base, the Secured Borrowing Base is In Effect, subject to any applicable grace period in Section 6.8B of this Agreement:

(i) each Grantor shall have delivered or caused to be delivered to the Administrative Agent for the Lenders an executed counterpart of the Security Agreement;

(ii) all documents and instruments required to perfect the Collateral Agent’s first priority security interest in the Collateral shall have been executed and delivered and, if applicable, be in proper form for filing, and none of the Collateral shall be subject to any other pledges or security interests, except for the Liens permitted under this Agreement; and

(iii) the Administrative Agent shall have received each of the Collateral Deliverables with respect to the Initial Pledged Equity.

For the avoidance of doubt, the grace period for delivery of the Collateral Deliverables set forth in the first proviso in Section 6.7B shall not apply to the satisfaction of the conditions in this Section 4.2C.

D. As of that Funding Date and after giving effect to the Borrowing of any Loans thereon, the Total Utilization would not exceed the Availability Amount then in effect.

E. No event shall have occurred and be continuing or would result from the consummation of the Borrowing contemplated by such Notice of Borrowing that would constitute a Default or Event of Default.

F. If the most recent Fiscal Quarter for which Section 6.1 Financials have been delivered was not a Measurement Quarter, then Holdings would have been in compliance with the Financial Performance Covenants as of the last day of such Fiscal Quarter as if it were a Measurement Quarter, and Holdings shall have delivered to the Administrative Agent a certificate signed by a Responsible Officer of Holdings showing such compliance as of such date.

4.3 Conditions to Letters of Credit.

The issuance of any Letter of Credit hereunder (whether or not the applicable Issuing Bank is obligated to issue such Letter of Credit) is subject to the satisfaction of the following additional conditions precedent:

A. On or before the date of issuance of such Letter of Credit, the applicable Issuing Bank and the Administrative Agent shall have received, in accordance with the provisions of Section 3.1B(i), an executed Notice of Issuance of Letter of Credit, signed by a Responsible Officer on behalf of the Borrower in a writing delivered to the Administrative Agent, together with all other information specified in Section 3.1B(i) and such other documents or information as the applicable Issuing Bank may reasonably require in connection with the issuance of such Letter of Credit.

B. On the date of issuance of such Letter of Credit, all conditions precedent described in Sections 4.2B, 4.2C, 4.2D and 4.2E shall be satisfied or waived to the same extent as if the issuance of such Letter of Credit were the making of a Loan and the date of issuance of such Letter of Credit were a Funding Date.

C. In the event that the aggregate Stated Amount of undrawn Letters of Credit (except to the extent cash collateralized) as of the date of such issuance exceeds $25,000,000 or if the issuance of such Letter of Credit would cause the aggregate Stated Amount of undrawn Letters of Credit (except to the extent cash collateralized) to exceed $25,000,000, if the most recent Fiscal Quarter for which Section 6.1 Financials have been delivered was not a Measurement Quarter, then Holdings would have been in compliance with the Financial Performance Covenants as of the last day of such Fiscal Quarter as if it were a Measurement Quarter.

D. On the date of the issuance of such Letter of Credit and after giving effect thereto, the aggregate Stated Amounts of all Letters of Credit then outstanding would not exceed the Letter of Credit Commitments.

SECTION 5.

REPRESENTATIONS AND WARRANTIES

In order to induce the Lenders to enter into this Agreement and to make the Loans, to induce the Issuing Banks to issue Letters of Credit and to induce the other Lenders to purchase participations therein, each of Holdings and the Borrower jointly and severally represents and warrants to the Agents, each Lender and each Issuing Bank, on the Effective Date, and on each Funding Date, and on the date of issuance of each Letter of Credit, that:

5.1 Corporate Status; Corporate Power and Authority; Enforceability; Subsidiaries.

A. Corporate Status. Each Loan Party (a) is a duly organized and validly existing corporation or other entity in good standing under the laws of the jurisdiction of its organization and has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged and (b) has duly qualified and is authorized to do business and is in good standing in all jurisdictions where it is required to be so qualified, except where the failure to be so qualified could not reasonably be expected to result in a Material Adverse Effect.

B. Corporate Power and Authority; Enforceability. Each Loan Party has the corporate or other organizational power and authority to execute, deliver and carry out the terms and provisions of the Loan Documents to which it is a party and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of the Loan Documents to which it is a party. Each Loan Party has duly executed and delivered each Loan Document to which it is a party and each such Loan Document constitutes the legal, valid and binding obligation of such Loan Party enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law). Each Loan Party and each of the Specified Subsidiaries (a) is in compliance with all Applicable Laws and (b) has all requisite governmental licenses, authorizations, consents and approvals to operate its business as currently conducted except, in each case to the extent that failure to be in compliance therewith could not reasonably be expected to have a Material Adverse Effect.

C. Subsidiaries. On the Effective Date, Holdings does not have any Subsidiaries other than the Subsidiaries listed on Schedule 5.1C. Schedule 5.1C describes the direct and indirect ownership interest of Holdings in each Subsidiary as of the Effective Date.

5.2 No Violation; Governmental Approvals; Collateral Documents.

A. No Violation. None of the execution, delivery and performance by any Loan Party of the Loan Documents to which it is a party and compliance with the terms and provisions thereof, will (i) contravene any applicable provision of any material Applicable Law of any Governmental Authority, (ii) result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of any Loan Party pursuant to, (x) the terms of any material indenture, loan agreement, lease agreement, mortgage or deed of trust or (y) any other material Contractual Obligation, in the case of either clause (x) and (y) to which any Loan Party is a party or by which they or any of their property or assets is bound or (iii) violate any provision of the Organizational Documents of any Loan Party, except with respect to any conflict, breach of contravention or default (but not creation of Liens) referred to in clause (ii)(y), to the extent that such conflict, breach, contravention or default could not reasonably be expected to have a Material Adverse Effect.

B. Governmental Approvals. No order, consent, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, any Governmental Authority is required to authorize or is required in connection with (a) the execution, delivery and performance of any Loan Document or (b) the legality, validity, binding effect or enforceability of any Loan Document, except consents, approvals, exemptions, authorizations, actions, notices and filings that have been duly obtained, taken, given or made and are in full force and effect, unless, in the case of either clause (a) or clause (b), the failure to obtain or make any of the foregoing could not reasonably be expected to have a Material Adverse Effect.

C. Collateral Documents. If the Secured Borrowing Base is In Effect, subject to any applicable grace periods set forth in Sections 6.7B and 6.8B, the security interests created in favor of the Collateral Agent under the Collateral Documents constitute, as security for the obligations purported to be secured thereby, a legal, valid and enforceable security interest in and perfected First Priority Lien on all of the Collateral referred to therein in favor of the Collateral Agent for the benefit of the Secured Parties. Each Loan Party has good title to its Collateral. No consents, filings or recordings are required in order to perfect (or maintain the perfection or priority of) the security interests purported to be created by any of the Collateral Documents, other than the filing of UCC financing statements by the Collateral Agent and the periodic filing of UCC continuation statements in respect of UCC financing statements filed by or on behalf of the Collateral Agent.

D. Margin Regulations. Neither the making of any Loan hereunder nor the use of the proceeds thereof will violate the provisions of Regulation U or Regulation X of the Board.

5.3 Financial Statements.

The Historical Financial Statements present fairly in all material respects the financial position and results of operations of Holdings and its consolidated Subsidiaries at the respective dates of such information and for the respective periods covered thereby, subject, in the case of the unaudited financial information, to changes resulting from audit, normal year end audit adjustments and the absence of footnotes. Such financial statements have been prepared in accordance with Applicable Accounting Standards consistently applied except to the extent provided in the notes thereto.

5.4 No Material Adverse Change.

Since the date of the most recently delivered Section 6.1 Financials, no event or change has occurred (including, without limitation, any litigation or investigation) that has caused or could reasonably be expected to cause, either individually or in the aggregate, a Material Adverse Effect.

5.5 Title to Properties; Liens; Intellectual Property.

A. Title to Properties; Liens. As of the Effective Date, and as of each Funding Date thereafter, each Loan Party has good and marketable title to, a valid leasehold interest in, or easements, licenses or other limited property interests in, all properties (other than Intellectual Property, which is dealt with solely in Section 5.5B) that are necessary for the operation of its business as currently conducted and as proposed to be conducted, free and clear of all Liens (other than Liens permitted or not otherwise prohibited by this Agreement) and except where the failure to have such good title could not reasonably be expected to have a Material Adverse Effect.

B. Intellectual Property. To the Knowledge of Holdings and the Borrower, each Loan Party has good and marketable title to, or a valid license or right to use, all patents, trademarks, servicemarks, trade names, copyrights and all applications therefor, and all other intellectual property rights (collectively, “Intellectual Property”), free and clear of all Liens (other than Liens permitted or not otherwise prohibited by Section 7.1A, that are necessary for the operation of its business as currently conducted and as proposed to be conducted, except where the failure to have any such rights could not reasonably be expected to have a Material Adverse Effect.

5.6 Litigation; Compliance with Laws.

There are no actions, suits or proceedings (including Environmental Claims) pending or, to the Knowledge of Holdings or the Borrower, threatened against any Loan Party or any Specified Subsidiary that could reasonably be expected to result in a Material Adverse Effect. None of the Loan Parties or any of their respective material properties or assets is in violation of, nor will the continued operation of their material properties and assets as currently conducted violate, any law, rule or regulation (including the USA PATRIOT Act and any zoning and building law, ordinance, code or approval, or permits, any Environmental Law), or is in default with respect to any judgment, writ, injunction, decree or order of any Governmental Authority, where such violation or default could reasonably be expected to result in a Material Adverse Effect.

5.7 Payment of Taxes.

Holdings and each of its Subsidiaries have filed on a timely basis all federal Canadian and U.S. income tax returns (as applicable) and all other material Tax returns, domestic and foreign, required to be filed by them and have paid all material Taxes and assessments payable by them that have become due, other than those not overdue by more than 30 days or being contested in good faith (and for which adequate reserves have been established). Each of Holdings and its Subsidiaries (as applicable) have paid, or have provided adequate reserves (in the good faith judgment of the management of Holdings) in accordance with Applicable Accounting Standards for the payment of, all material federal Canadian and U.S., state, provincial and foreign income taxes applicable for all prior Fiscal Years and for the current Fiscal Year to the Effective Date.

5.8 Governmental Regulation.

None of the Loan Parties is required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.9 Compliance with ERISA and Similar Applicable Law.

A. Each Plan is in compliance with ERISA, the Code and any Applicable Law; no Reportable Event has occurred (or is reasonably likely to occur) with respect to any Plan; no Multiemployer Plan is insolvent or in reorganization (or is reasonably likely to be insolvent or in reorganization), and no written notice of any such insolvency or reorganization has been given to any of Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliate; no Plan is in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA); no Multiemployer Plan has received notice concerning the imposition of any withdrawal liability; no Plan has failed to satisfy the minimum funding standard (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived, or has an accumulated or waived funding deficiency (or is reasonably likely to have such a deficiency); no Plan has filed, pursuant to Section 412(c) of the Code or Section 302(c) of ERISA, an application for a waiver of the minimum funding standard with respect to any Plan; none of Holdings, the Borrower, any of their respective Subsidiaries or any ERISA Affiliate has incurred (or is reasonably likely expected to incur) any liability to or on account of a Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code or has been notified in writing that it will incur any liability under any of the foregoing Sections with respect to any Plan; no Plan is, or is expected to be, in “at risk” status (as defined in Section 430(i)(4) of the Code or Section 303(i)(4) of ERISA; no proceedings have been instituted (or are reasonably likely to be instituted) to terminate or to reorganize any Plan to appoint a trustee to administer any Plan, and no written notice of any such proceedings has been given to any of Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliate; and the conditions for imposition of a lien that could be imposed under the Code or ERISA on the assets of any of Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliate do not exist (or are not reasonably likely to exist) nor has Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliate been notified in writing that such a lien will be imposed on the assets of any of Holdings, any of its Subsidiaries or any ERISA Affiliate on account of any Plan, except to the extent that a breach of any of the representations, warranties or agreements in this Section 5.9 would not result, individually or in the aggregate, in an amount of liability that would be reasonably likely to have a Material Adverse Effect. No Plan has an Unfunded Current Liability that would, individually or when taken together with any other liabilities referenced in this Section 5.9, be reasonably likely to have a Material Adverse Effect. With respect to Multiemployer Plans, the representations and warranties in this Section 5.9, other than any made with respect to (a) liability under Section 4201 or 4204 of ERISA or (b) liability for termination or reorganization of such Plans under ERISA, are made to the Knowledge of Holdings or the Borrower.

B. Each Foreign Plan is in compliance with Applicable Law and the respective requirements of the governing documents for such plan; with respect to each Foreign Plan, none of Holdings, the Borrower, any of their respective Subsidiaries, any ERISA Affiliate or any of their respective directors, officers, employees or agents has engaged in a transaction that could subject Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliate, directly or indirectly, to a tax or civil penalty; reserves have been established in the financial statements furnished to Lenders in respect of any unfunded liabilities in accordance with Applicable Law or, where required, in accordance with ordinary accounting practices in the jurisdiction in which such Foreign Plan is maintained; and no Foreign Benefit Event has occurred, except to the extent that a breach of any of the foregoing representations, warranties or agreements in this Section 5.9 would not result, individually or in the aggregate, in an amount of liability that would be reasonably likely to have a Material Adverse Effect. No Foreign Plan has an Unfunded Current Liability that would, individually or when taken together with any other liabilities referenced in this Section 5.9, be reasonably likely to have a Material Adverse Effect.

5.10 Environmental Matters.

A. Except as could not reasonably be expected to have a Material Adverse Effect, (i) Holdings and each of its Subsidiaries is in compliance with all Environmental Laws in all jurisdictions in which Holdings or such Subsidiary, as the case may be, is currently doing business (including having obtained all permits required under Environmental Laws) and (ii) none of Holdings or any of its Subsidiaries has become subject to any pending or, to the Knowledge of Holdings or the Borrower, threatened Environmental Claim or to the Knowledge of Holdings or the Borrower any Environmental Liability, or knows of any basis therefor.

B. None of Holdings or any of its Subsidiaries has treated, stored, transported or Released Hazardous Materials at or from any currently or formerly owned Real Estate or facility relating to its business in a manner that could reasonably be expected to have a Material Adverse Effect.

5.11 Employee Matters.

There is no strike or work stoppage in existence or threatened involving any Loan Party or any Specified Subsidiary that could reasonably be expected to have a Material Adverse Effect.

5.12 Solvency.

On the Effective Date, the Loan Parties, on a consolidated basis, are Solvent.

5.13 True and Complete Disclosure.

A. Factual Information and Data. None of the factual information and data (taken as a whole) heretofore or contemporaneously furnished by any Loan Party or any of its authorized representatives in writing to the Administrative Agent or any Lender on or before the Effective Date (including all information contained in the Loan Documents) for purposes of or in connection with this Agreement or any transaction contemplated herein contained any untrue statement of material fact or omitted to state any material fact necessary to make such information and data (taken as a whole) not materially misleading at such time (after giving effect to all supplements so furnished prior to such time) in light of the circumstances under which such information or data was furnished, it being understood and agreed that for purposes of this Section 5.13A, such factual information and data shall not include projections, pro forma financial information or information of a general economic or general industry nature.

B. Projections and Pro Forma Financial Information. The projections and pro forma financial information contained in the information and data referred to in paragraph A of this Section 5.13 were prepared in good faith based upon assumptions believed by Holdings and the Borrower to be reasonable at the time made, it being recognized by the Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results and such differences may be material.

5.14 Sanctioned Persons.

None of the Loan Parties or any of their respective Subsidiaries or, to the Knowledge of Holdings or the Borrower, any Affiliate of any Loan Party or any of its respective Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Borrower will not directly or indirectly use the proceeds of the Loans or the Letters of Credit or otherwise make available such proceeds to any person, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

5.15 Insurance.

Schedule 5.15 sets forth a true, complete and correct description of all material insurance policies maintained by or on behalf of the Borrower and the Domestic Subsidiary Guarantors as of the Effective Date. As of such date, such insurance is in full force and effect and all premiums have been duly paid. The Loan Parties have insurance in such amounts and covering such risks and liabilities as are in accordance with normal industry practice.

SECTION 6.

AFFIRMATIVE COVENANTS

Each of Holdings and the Borrower covenants and agrees that, so long as any of the Commitments hereunder shall remain in effect and until payment in full of all of the Loans and other Obligations (other than contingent indemnification obligations, Guaranteed Hedge Obligations or Cash Management Obligations, in each case, not then due and payable) and the cancellation or expiration of all Letters of Credit (or the making of other arrangements with respect to such Letters of Credit reasonably satisfactory to the Administrative Agent and each relevant Issuing Bank), unless the Requisite Lenders shall otherwise give prior written consent, each of Holdings and the Borrower shall perform, and shall cause each of the other Loan Parties to perform, all covenants in this Section 6.

6.1 Financial Statements and Other Reports.

Holdings will furnish to the Administrative Agent for prompt further distribution to each Lender:

(i) Quarterly Financials. As soon as available and in any event on or before the date on which such financial statements are required to be filed with the SEC with respect to each of the first three quarterly accounting periods in each Fiscal Year of Holdings (or, if such financial statements are not required to be filed with the SEC, on or before the date that is 45 days after the end of each such quarterly accounting period), the consolidated balance sheet of Holdings and its consolidated Subsidiaries as at the end of such quarterly period and the related consolidated statement of operations for such quarterly accounting period and for the elapsed portion of the Fiscal Year ended with the last day of such quarterly period, and the related consolidated statement of cash flows for the elapsed portion of the Fiscal Year ended with the last day of such quarterly period, and setting forth comparative consolidated figures for the related periods in the prior Fiscal Year or, in the case of such consolidated balance sheet, for the last day of the prior Fiscal Year, subject to changes resulting from audit, normal year-end audit adjustments and the absence of footnotes. Notwithstanding the foregoing, the obligations in this clause (i) may be satisfied with respect to financial information of Holdings and its consolidated Subsidiaries by furnishing Holdings’ Form 10-K or 10-Q, as applicable, filed with the SEC.

(ii) Year-End Financials. As soon as available and in any event on or before the date on which such financial statements are required to be filed with the SEC (or, if such financial statements are not required to be filed with the SEC, on or before the date that is 90 days after the end of each such Fiscal Year), the consolidated balance sheet of Holdings and its consolidated Subsidiaries as at the end of such Fiscal Year, and the related consolidated statement of operations and cash flows for such Fiscal Year, setting forth comparative consolidated figures for the preceding Fiscal Year, and certified by independent registered public accountants of recognized national standing whose opinion shall not be qualified as to the scope of audit or as to the status of Holdings and its consolidated Subsidiaries as a going concern, provided that such opinion may contain an explanatory note or paragraph solely with respect to, or solely resulting from, (x) any potential inability to satisfy any Financial Performance Covenants on any future Calculation Date or (y) the fact that the scheduled maturity date of any Loan or Commitment hereunder is less than one year after the date of such opinion. Notwithstanding the foregoing, the obligations in this Section 6.1(ii) may be satisfied with respect to financial information of Holdings and its consolidated Subsidiaries by furnishing Holdings’ Form 10-K or 10-Q, as applicable, filed with the SEC; provided that to the extent such information is in lieu of information required to be provided under this Section 6.1(ii), such materials are accompanied by an opinion of an independent registered public accounting firm of recognized national standing, which opinion shall not be qualified as to the scope of audit or as to the status of Holdings and its consolidated Subsidiaries as a going concern, provided that such opinion may contain an explanatory note or paragraph solely with respect to, or solely resulting from, (x) any potential inability to satisfy any Financial Performance Covenants on any future Calculation Date or (y) the fact that the scheduled maturity date of any Loan or Commitment hereunder is less than one year after the date of such opinion.

(iii) Officer’s Certificates. At the time of the delivery of the Section 6.1 Financials, an Officer’s Certificate in the form annexed hereto as Exhibit VI to the effect that no Event of Default exists or, if any Event of Default does exist, specifying the nature and extent thereof, which certificate shall set forth (A) solely with respect to each Measurement Quarter, the calculations required to establish whether Holdings was in compliance with the provisions of Section 7.4 as at the end of such Fiscal Year or period, as the case may be, (B) a specification of any change in the identity of the Restricted Subsidiaries, Unrestricted Subsidiaries, Immaterial Subsidiaries, Excluded Subsidiaries and Specified Subsidiaries as at the end of such Fiscal Year or period, as the case may be, from the Restricted Subsidiaries and Unrestricted Subsidiaries, respectively, provided to the Lenders on the Effective Date or the most recent Fiscal Year or period, as the case may be, and (C) the Capitalization Ratio at the end of the Fiscal Year or period to which such Officer’s Certificate relates. If such Officer’s Certificate demonstrates an Event of Default resulting from a violation of Section 7.4, Holdings may deliver, together with such Officer’s Certificate, notice of its intent to cure (a “Notice of Intent to Cure”) such Event of Default pursuant to Section 8.11.

(iv) Borrowing Base Certificates. (a) If the Capitalization Ratio as of the last day of any Fiscal Year or Fiscal Quarter, as the case may be, exceeds 0.60 to 1.00, at the time of the delivery of the Section 6.1 Financials for such Fiscal Year or Fiscal Quarter, a Borrowing Base Certificate, which certificate shall set forth the calculation of the Total Borrowing Base Availability as of the close of business on the last day of such Fiscal Year or Fiscal Quarter, (b) at the Borrower’s option, on any date, a Borrowing Base Certificate, which certificate shall set forth the calculation of the Total Borrowing Base Availability as of the close of business on such date and (c) at the Borrower’s option, in connection with the consummation of any acquisition of a business or other assets permitted or not otherwise prohibited by Section 7.2, a Borrowing Base Certificate, which certificate shall set forth the calculation of the Total Borrowing Base Availability on a Pro Forma Basis after giving effect to such acquisition, with adjustments to the Total Borrowing Base Availability to reflect the acquisition of any Borrowing Base Assets and the incurrence or assumption of any Borrowing Base Debt in connection with any such acquisition.

(v) Events of Default, Litigation; Other Events. Promptly after a Responsible Officer of Holdings or the Borrower obtains actual Knowledge thereof, notice of (i) the occurrence of any event that constitutes a Default or an Event of Default, which notice shall specify the nature thereof, the period of existence thereof and what action Holdings or the Borrower propose to take with respect thereto, (ii) any litigation or governmental proceeding pending against any Loan Party that would reasonably be expected to result in a Material Adverse Effect and (iii) any other event relating to any Loan Party that would reasonably be expected to have a Material Adverse Effect.

(vi) ERISA and Similar Applicable Law. Promptly after any Loan Party knows or reasonably should have known of the occurrence of any of the following events that, individually or in the aggregate (including in the aggregate such events previously disclosed or exempt from disclosure hereunder, to the extent the liability therefor remains outstanding), would be reasonably likely to have a Material Adverse Effect, an Officer’s Certificate of Holdings or the Borrower setting forth details as to such occurrence and the action, if any, that such Loan Party or any applicable ERISA Affiliate is required or proposes to take, together with any notices (required, proposed or otherwise) given to or filed with or by such Loan Party, such ERISA Affiliate, the PBGC (or other applicable Governmental Authority (in the case of a Foreign Plan)), a Plan or Foreign Plan participant (other than notices relating to an individual participant’s benefits) or the Plan or Foreign Plan administrator with respect thereto:

(a) with respect to any Plan: that a Reportable Event has occurred; that a Plan has failed to satisfy the minimum funding standard (or has incurred an accumulated funding deficiency) or an application is to be made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard (including any required installment payments) or an extension of any amortization period under Section 412 of the Code with respect to a Plan; that a Plan having an Unfunded Current Liability has been or is to be terminated, reorganized, partitioned or declared insolvent under Title IV of ERISA (including the giving of written notice thereof); that a Plan has an Unfunded Current Liability that has or will result in a Lien under ERISA or the Code; that proceedings will be or have been instituted to terminate a Plan having an Unfunded Current Liability (including the giving of written notice thereof); that a proceeding has been instituted against Holdings, the Borrower or any of their respective Subsidiaries or an ERISA Affiliate pursuant to Section 515 of ERISA to collect a delinquent contribution to a Plan; that the PBGC has notified Holdings, any Subsidiary thereof or any ERISA Affiliate of its intention to appoint a trustee to administer any Plan; that Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliate has failed to make a required installment or other payment pursuant to Section 412 of the Code with respect to a Plan; or that Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliate has incurred or will incur (or has been notified in writing that it will incur) any liability (including any contingent or secondary liability) to or on account of a Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code and promptly following any request therefor, on and after the effectiveness of Title V of the Pension Act, copies of (i) any documents described in Section 101(k)(1) of ERISA that Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliates may request with respect to any Multiemployer Plan and (ii) any notices described in Section 101(l)(1) of ERISA that Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliates may request with respect to any Multiemployer Plan; provided that if Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliates has not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, Holdings, the Borrower or any of their respective Subsidiaries or any ERISA Affiliates shall promptly after the request of any Lender make a request for such documents or notices from the such administrator or sponsor and shall provide copies of such documents and notices promptly after receipt thereof; and

(b) with respect to any Foreign Plan: that a Foreign Benefit Event has occurred.

(vii) Financial Plans. Within 90 days after the commencement of each Fiscal Year of Holdings, a consolidated budget of Holdings and a consolidated budget of the Borrower, in each case in reasonable detail for the Fiscal Year as customarily prepared by management of Holdings for its internal use consistent in scope with the financial statements provided pursuant to Section 6.1(ii), setting forth the principal assumptions upon which such budget is based.

(viii) Environmental Matters. Promptly after obtaining Knowledge of any one or more of the following environmental matters, unless such environmental matters would not, individually or when aggregated with all other such matters, be reasonably expected to result in a Material Adverse Effect, notice of:

(a) any pending or threatened Environmental Claim against any Loan Party or any of their Subsidiaries or any Real Estate which is not cured within 30 days of the Borrower’s or Holdings’ Knowledge thereof;

(b) any condition or occurrence on any Real Estate that (x) results in noncompliance by any Loan Party or any of their Subsidiaries with any Environmental Law or (y) could reasonably be anticipated to form the basis of an Environmental Claim against such Loan Party or any of its Subsidiaries or any Real Estate which is not cured within 30 days of the Borrower’s or Holdings’ Knowledge thereof;

(c) any condition or occurrence on any Real Estate that could reasonably be anticipated to cause any restrictions on the ownership, occupancy, use or transferability of such Real Estate under any Environmental Law which is not resolved within 30 days of the Borrower’s or Holdings’ Knowledge thereof; and

(d) the taking of any removal or remedial action in response to the actual or alleged presence or Release of any Hazardous Material on any Real Estate which is not completed within 30 days of the Borrower’s or Holdings’ Knowledge thereof.

All such notices shall describe in reasonable detail the nature of the Environmental Claim, condition, occurrence or removal, remedial action and the response thereto. The term “Real Estate” means land, buildings and improvements at any time owned or leased by Holdings, the Borrower or any of their Subsidiaries, but excluding all operating fixtures and equipment, whether or not incorporated into improvements.

(ix) Other Information. Promptly upon filing thereof, copies of any filings (including on Form 10-K, 10-Q or 8-K) or registration statements with, and reports to, the SEC or any analogous Governmental Authority in any relevant jurisdiction by any Loan Party or any of the Restricted Subsidiaries (other than amendments to any registration statement (to the extent such registration statement, in the form it becomes effective, is delivered to the Administrative Agent for further delivery to the Lenders), exhibits to any registration statement and, if applicable, any registration statements on Form S-8) and copies of all financial statements, proxy statements, notices and reports that any Loan Party or any of the Restricted Subsidiaries shall send to the holders of any publicly issued debt of any Loan Party and/or any of the Restricted Subsidiaries in their capacity as such holders (in each case to the extent not theretofore delivered to the Administrative Agent for further delivery to the Lenders pursuant to this Agreement) and, with reasonable promptness, such other information (financial or otherwise) as the Administrative Agent on their own behalf or on behalf of any Lender may reasonably request in writing from time to time.

Documents required to be delivered pursuant to Sections 6.1(i), (ii), (vii) and (ix) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically in accordance with Section 10.7B; provided that: (x) upon written request by the Administrative Agent, Holdings or the Borrower shall deliver paper copies of such documents to the Administrative Agent for further distribution to each Lender until a written request to cease delivering paper copies is given by the Administrative Agent and (y) Holdings or the Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.

6.2 Consolidated Corporate Franchises.

Each of Holdings and the Borrower will do, and will cause each Subsidiary Guarantor to do, or cause to be done, all things necessary to preserve and keep in full force and effect its existence, corporate rights and authority, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect; provided, however, that the Loan Parties may consummate any transaction permitted or not otherwise prohibited under Section 7.2 or 7.5.

6.3 Payment of Taxes; Performance of Obligations.

A. Holdings and the Borrower will pay and discharge, and will cause each of their respective Subsidiaries to pay and discharge, all material Taxes, assessments and governmental charges or levies imposed upon Holdings, the Borrower or any such Subsidiary or upon its income or profits, or upon any properties belonging to it, prior to the date on which such payments become due, and all lawful material claims that, if unpaid, could reasonably be expected to become a material Lien upon any properties of Holdings, the Borrower or any of the Restricted Subsidiaries; provided that none of Holdings, the Borrower or any of their respective Subsidiaries shall be required to pay any such Tax, assessment, charge, levy or claim that is being contested in good faith and by proper proceedings if it has maintained adequate reserves (in the good faith judgment of the management of Holdings) with respect thereto in accordance with Applicable Accounting Standards.

B. Holdings and the Borrower will, and will cause each of their respective Subsidiaries to, perform and observe, all the terms and provisions of each Material Agreement to be performed or observed by it, maintain each such Material Agreement in full force and effect and enforce each such Material Agreement in accordance with its terms, except in each case to the extent that failure to do so could not be reasonably expected to have a Material Adverse Effect.

6.4 Maintenance of Properties; Insurance.

A. Each of Holdings and the Borrower will, and will cause each Subsidiary Guarantor to, ensure that its properties and equipment necessary to its business in whomsoever’s possession they may be to the extent that it is within the control of such party to cause the same, are kept in good repair, working order and condition, normal wear and tear excepted, and that from time to time there are made in such properties and equipment all appropriate repairs, renewals, replacements, extensions, additions, betterments and improvements thereto, in each case to the extent and in the manner customary for companies in the industry in which the Borrower and the Subsidiary Guarantors conduct business and consistent with third-party leases, except in each case to the extent the failure to do so could not be reasonably expected to have a Material Adverse Effect.

B. Each of Holdings and the Borrower will, and will cause each Subsidiary Guarantor to, at all times maintain in full force and effect, with insurance companies that Holdings believes (in the good-faith judgment of the management of Holdings) are financially sound and responsible at the time the relevant coverage is placed or renewed, insurance in at least such amounts and against at least such risks (and with such risk retentions) as are usually insured against by companies engaged in businesses and owning similar properties in the same general area similar to those engaged in by Holdings and the Borrower; and will furnish to the Administrative Agent for further delivery to the Lenders, upon written request from the Administrative Agent, information presented in reasonable detail as to the insurance so carried.

6.5 Inspection; Books and Records.

Each of Holdings and the Borrower will, and will cause each Subsidiary Guarantor and the Specified Subsidiaries to, maintain proper books of record and account, in which entries that are full, true and correct in all material respects and are in conformity with Applicable Accounting Standards consistently applied shall be made of all material financial transactions and matters involving the assets and business of Holdings, the Borrower, such Subsidiary Guarantor or such Specified Subsidiary, as the case may be. Holdings and the Borrower will, and will cause each Subsidiary Guarantor and the Specified Subsidiaries to, permit representatives and independent contractors of the Administrative Agent and each Lender to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants, all at the reasonable expense of the Borrower and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Borrower; provided that, excluding any such visits and inspections during the continuation of an Event of Default, only the Administrative Agent on behalf of the Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 6.5 and the Administrative Agent shall not exercise such rights more often than two (2) times during any calendar year absent the existence of an Event of Default and only one (1) such time shall be at the Borrower’s expense; and provided further that when an Event of Default exists, the Administrative Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice. The Administrative Agent and the Lenders shall give Holdings and the Borrower the opportunity to participate in any discussions with Holdings’ independent public accountants.

6.6 Compliance with Statutes.

Holdings and the Borrower will, and will cause each Subsidiary Guarantor and the Specified Subsidiaries to, comply with all Applicable Laws (including Environmental Laws and permits required thereunder), except to the extent the failure to do so could not reasonably be expected to have a Material Adverse Effect.

6.7 Execution of Guaranty and Collateral Documents by Future Guarantors and Subsidiaries.

A. Subject to any applicable limitations set forth in the Guaranty, on the date of delivery to the Administrative Agent of the Section 6.1 Financials for each Fiscal Quarter and Fiscal Year, Holdings and the Borrower will cause (i) any direct or indirect wholly owned Domestic Subsidiary of the Borrower (other than any Unrestricted Subsidiary or any Excluded Subsidiary) formed or otherwise purchased or acquired after the Effective Date, (ii) any Domestic Subsidiary of the Borrower (other than any Unrestricted Subsidiary or any Excluded Subsidiary) that is not a wholly owned Subsidiary on the Effective Date but subsequently becomes a wholly owned Subsidiary (other than any Unrestricted Subsidiary or any Excluded Subsidiary), (iii) any direct or indirect Subsidiary of Holdings that incurs Guarantee Obligations in respect of the Senior Unsecured Notes or any other Indebtedness of any Loan Party (including any Loan Party added as a Loan Party under this Section 6.7) in excess of $30,000,000 after the Effective Date and (iv) any Subsidiary that Holdings designates to no longer be an Excluded Subsidiary pursuant to the definition of “Excluded Subsidiary” and an Officer’s Certificate delivered pursuant to Section 6.1(iii), in each case to execute a supplement to the Guaranty substantially in the form of Annex B to the Guaranty in order to become a Guarantor under the Guaranty.

B. Subject to any applicable limitations set forth in the Security Agreement, at any time that the Borrower has elected that the Secured Borrowing Base be In Effect, Holdings and the Borrower will, and, if applicable, will cause each Domestic Subsidiary Guarantor (or Person required to become a Domestic Subsidiary Guarantor pursuant to Section 6.7A), to (i) pledge to the Collateral Agent for the benefit of the Secured Parties, 100% of the Capital Stock of each Pledged Entity, in each case pursuant to the Security Agreement (or a supplement thereto in the form of Annex A thereto) and (ii) provide all Collateral Deliverables in connection with such pledge; provided, that if the Borrower determines as of the date of delivery of the Section 6.1 Financials that absent an election by the Borrower that the Secured Borrowing Base be In Effect as of the last day of the last fiscal quarter of the Test Period to which such Section 6.1 Financials relate, the Borrower would be not be in compliance with Section 2.4A(iii)(b) as of the last day of such period, then the Borrower may retroactively elect for the Secured Borrowing Base to be In Effect as of the last day of such period and, if such election is made, shall have ten (10) Business Days from the date of delivery of such Section 6.1 Financials to comply with clauses (i) and (ii) and if the Borrower makes such election and complies with clauses (i) and (ii) within such ten (10) Business Day period, no Event of Default shall be deemed to have occurred as a result of the Borrower’s failure to be in compliance with Section 2.4A(iii)(b) as of the last day of such period so long as the Borrower in fact complies with Section 2.4A(iii)(b) after accounting for inclusion of the Secured Borrowing Base in the Total Borrowing Base Availability calculation; provided further that the Borrower shall not be in violation of this Section 6.7B if any failure to deliver the items specified in clause (a) of the definition of “Collateral Deliverables” is due to a delay by government offices in any applicable jurisdiction in producing search results to the extent such search results were promptly requested by the Borrower.

6.8 Further Assurances.

A. Subject to the grace periods set forth in Section 6.7B, at any time that the Secured Borrowing Base is In Effect, Holdings and the Borrower will, and will cause each Subsidiary Guarantor to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents), which may be required under any Applicable Law, or which the Administrative Agent, the Collateral Agent or the Requisite Lenders may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests created or intended to be created by the Security Agreement, all at the reasonable expense of Holdings, the Borrower and the Restricted Subsidiaries. For the avoidance of doubt, the Security Agreement must be executed and delivered by the Borrower and the applicable Subsidiary Guarantors prior to any date that the Borrower elects that the Secured Borrowing Base be In Effect, except to the extent provided in Section 6.7B.

B. At any time that the Secured Borrowing Base is In Effect, if the Borrower or any Subsidiary of the Borrower acquires any Capital Stock in a Pledged Entity after the date that the Secured Borrower Base is initially In Effect, the Borrower will notify the Collateral Agent (who shall thereafter notify the Lenders) thereof, and will, within 30 days after such acquisition, cause such Capital Stock to be subjected to a Lien securing the Obligations and will take, and cause the relevant Loan Parties to take, such actions as shall be necessary or reasonably requested by the Collateral Agent to grant and perfect such Liens consistent with the applicable requirements of the Collateral Documents, including delivery of all applicable Collateral Deliverables and all actions described in paragraph (A) of this Section 6.8, all at the expense of such Loan Parties; provided, that the Borrower shall not be in violation of this Section 6.8B if any failure to deliver the items specified in clause (a) of the definition of “Collateral Deliverables” is due to a delay by government offices in any applicable jurisdiction in producing search results to the extent such search results were promptly requested by the Borrower.

6.9 Transactions with Affiliates.

Holdings and the Borrower will, and will cause the Restricted Subsidiaries to, enter into all transactions with any Affiliate of Holdings or the Borrower on terms substantially as favorable to Holdings, the Borrower or such Restricted Subsidiary as would be obtainable by Holdings, the Borrower or such Restricted Subsidiary at the time in a comparable arm’s-length transaction with a Person other than an Affiliate, other than (a) transactions among Loan Parties and/or any Restricted Subsidiaries or any entity that becomes a Restricted Subsidiary as a result of such transaction, (b) loans, guarantees and other transactions among any of Holdings, the Borrower and the Restricted Subsidiaries, (c) pledges of Capital Stock of, or Indebtedness held by, Unrestricted Subsidiaries, (d) equity issuances, repurchases, retirements or other acquisitions or retirements of Capital Stock by the Borrower permitted or not otherwise prohibited under

Section 7.3, (e) employment, consultancy, advisory, compensation and severance arrangements and health and benefit plans between Holdings, the Borrower and the Restricted Subsidiaries and their respective officers, directors and employees in the ordinary course of business and payments pursuant thereto, (f) the payment of customary fees, compensation and reasonable out-of-pocket costs to, and indemnities provided on behalf of, directors, managers, consultants, officers and employees of Holdings, the Borrower and the Restricted Subsidiaries in the ordinary course of business to the extent attributable to the ownership or operation of, or provision of services to Holdings, the Borrower and the Restricted Subsidiaries, (g) transactions pursuant to permitted agreements in existence on the Effective Date and set forth on Schedule 6.9 or any amendment thereto to the extent such an amendment is not adverse, taken as a whole, to the Lenders in any material respect, (h) Dividends, redemptions, repurchases and other Restricted Payments permitted or not otherwise prohibited under Section 7.3 and Investments permitted or not otherwise prohibited under Section 7.2, (i) customary payments (including reimbursement of fees and expenses) by Holdings, the Borrower and any Restricted Subsidiaries to BAM or any of its majority-owned Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities (including in connection with acquisitions or divestitures, whether or not consummated), which payments are approved by the majority of the members of the Board of Directors or the Borrower, in good faith, (j) any transaction or series of related transactions having consideration in an aggregate amount less than $10,000,000, (k) any transaction in which the only consideration paid by the Loan Parties or any of their Restricted Subsidiaries is in the form of Capital Stock (other than Disqualified Stock) of any direct or indirect parent of Holdings to Affiliates of Holdings or any cash equity contribution made to the capital of Holdings, the Borrower or any Restricted Subsidiary in the form of Capital Stock (other than Disqualified Stock), (l) the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business, (m) transactions entered into good faith with an Affiliate of Holdings which provide for shared services and/or facilities arrangements and which provide cost savings and/or other operations efficiencies to the Loan Parties and the Restricted Subsidiaries, taken as a whole; (n) transactions with customers, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services, in each case, which are in the ordinary course of business (including pursuant to joint venture agreements) and otherwise in compliance with the terms of this Agreement, (o) Intellectual Property licenses and Dispositions of Intellectual Property in the ordinary course of business, (p) payments to or from, and transactions with, any joint venture in the ordinary course of business; provided that no Affiliate of Holdings (other than the Loan Parties or the Restricted Subsidiaries) has any Investment in any such joint venture, (q) loans to officers, directors and employees in the ordinary course of business, and (r) any transaction with an Affiliate of Holdings or the Borrower permitted by Section 7.5A.

6.10 End of Fiscal Years; Fiscal Quarters.

Each of Holdings and the Borrower will, for financial reporting purposes, cause (a) each of its, and each Restricted Subsidiary’s, Fiscal Years to end on December 31 of each year and (b) each of its, and each Restricted Subsidiary’s, fiscal quarters to end on dates consistent with such Fiscal Year-end and Holdings and the Borrower’s past practice; provided, however, that Holdings and the Borrower may, upon written notice to the Administrative Agent, change the financial reporting convention specified above to any other financial reporting convention reasonably acceptable to the Administrative Agent, in which case Holdings, the Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any adjustments to this Agreement that are necessary in order to reflect such change in financial reporting.

6.11 Use of Proceeds.

The Borrower will use the Letters of Credit and the proceeds of all Loans for the purposes set forth in Section 2.5.

6.12 Changes in Business.

The Loan Parties, taken as a whole, will not fundamentally and substantively alter the character of their business, taken as a whole, from the business conducted by the Loan Parties, taken as a whole, on the Effective Date and except for other business activities complementary, incidental, ancillary or related to any of the foregoing or reasonable developments or extensions thereof. None of the following will constitute a violation of this covenant: (a) the engaging by a Subsidiary of Holdings in, or the withdrawal from any business related to, a Permitted Business, (b) a change in the geographic regions of the United States or Canada in which the Subsidiaries of Holdings operate and (c) the reorganization of the business of the Subsidiaries of Holdings among such Subsidiaries.

6.13 Designation of Subsidiaries.

The Board of Directors of Holdings may at any time designate any Restricted Subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Restricted Subsidiary; provided that (i) immediately before and after such designation, no Default or Event of Default shall have occurred and be continuing, (ii) immediately after giving effect to such designation, Holdings and the Restricted Subsidiaries shall be in compliance, on a Pro Forma Basis, with the Financial Performance Covenants as of the last day of the most recent Test Period for which Section 6.1 Financials have been delivered and regardless of whether such Test Period included a Measurement Quarter (and, as a condition precedent to the effectiveness of any such designation, Holdings shall deliver to the Administrative Agent a certificate setting forth in reasonable detail the calculations demonstrating such compliance), (iii) the Borrower may not be designated as an Unrestricted Subsidiary and (iv) no Subsidiary may be designated as an Unrestricted Subsidiary if it is a “Restricted Subsidiary” for the purposes of the indenture governing the 2012 Senior Unsecured Notes or the 2013 Senior Unsecured Notes. The designation of any Subsidiary as an Unrestricted Subsidiary shall constitute an Investment by Holdings therein at the date of designation in an amount equal to the net book value of Holdings’ investment therein as reflected in the most recently delivered Section 6.1 Financials. The designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute the incurrence at the time of designation of any Indebtedness or Liens of such Subsidiary existing at such time.

6.14 Ratings.

Holdings and the Borrower will exercise commercially reasonable efforts to maintain at all times a public corporate rating from S&P and a public corporate family rating from Moody’s.

6.15 Anti-Money Laundering Legislation.

Holdings and the Borrower will, and will cause each Subsidiary Guarantor to, promptly after the request by any Lender or Issuing Bank, provide all documentation and other information that such Lender or Issuing Bank reasonably requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

SECTION 7.

NEGATIVE COVENANTS

Each of Holdings and the Borrower covenants and agrees that, so long as any of the Commitments hereunder shall remain in effect and until payment in full of all of the Loans and other Obligations (other than contingent indemnification obligations, Guaranteed Hedge Obligations or Cash Management Obligations, in each case, not then due and payable) and the cancellation or expiration of all Letters of Credit (or the making of other arrangements with respect to such Letters of Credit reasonably satisfactory to the Administrative Agent and each relevant Issuing Bank), unless the Requisite Lenders shall otherwise give prior written consent, Holdings and the Borrower shall perform, and shall cause each Subsidiary Guarantor to perform, all covenants in this Section 7.

7.1 Limitation on Liens, etc.

A. Liens.

Holdings and the Borrower will not, nor will they permit any Subsidiary Guarantor to, directly or indirectly, create, incur, assume or permit to exist any Lien upon any property or assets of any kind (real or personal, tangible or intangible) of Holdings, the Borrower or any Subsidiary Guarantor, whether now owned or hereafter acquired, except:

(i) (A) Liens created in favor of the Administrative Agent and the other Guaranteed Parties to secure the Obligations, (B) Liens created in favor of one or more Issuing Banks to secure Letters of Credit and (C) Liens in favor of Holdings, the Borrower or the Restricted Subsidiaries;

(ii) Permitted Encumbrances;

(iii) Liens securing Indebtedness arising under Capital Leases; provided that such Liens do not at any time extend to or cover any assets (except for additions, accessions, improvements and replacements of such assets and customary deposits in connection therewith and proceeds and products therefrom) other than the assets subject to such Capital Leases; provided, that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender;

(iv) each Lien existing on the Effective Date and listed on Schedule 7.1; provided that (a) such Lien does not extend to any other property or asset of a Loan Party other than after acquired property that is affixed or incorporated into the property covered by such Lien and proceeds and products thereof and (b) such Lien shall secure only those obligations that it secures on the Effective Date and any refinancing thereof constituting Refinancing Indebtedness;

(v) the modification, replacement, extension or renewal of any Lien permitted by clause (iii), (iv), (vi) or (xiv) of this Section 7.1A upon or in the same assets theretofore subject to such Lien (other than after-acquired property that is affixed or incorporated into the property covered by such Lien or financed by Indebtedness) or the refinancing of the Indebtedness or other obligation secured thereby;

(vi) Liens existing on the assets of any Person that becomes a Subsidiary Guarantor or is merged with or into, consolidated with or acquired by a Loan Party, or existing on assets acquired by the Borrower or any Subsidiary Guarantor, pursuant to any Investment permitted or not otherwise prohibited under Section 7.2; provided that such Liens attach at all times only to the same assets that such Liens (other than after-acquired property that is affixed or incorporated into the property covered by such Lien and proceeds and products thereof) attached to, and secure only the same Indebtedness or obligations (or any refinancing thereof constituting Refinancing Indebtedness) that such Liens secured, immediately prior to such Person becoming a Subsidiary Guarantor, or the merger or consolidation of such Person with or into a Loan Party, the acquisition of such Person by a Loan Party or the acquisition of such assets, as applicable;

(vii) Liens (a) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to, or not otherwise prohibited by, Section 7.2 to be applied against the purchase price for such Investment, and (b) consisting of an agreement to sell, transfer, lease or otherwise dispose of any property in a transaction permitted or not otherwise prohibited under Section 7.5B or in any transaction excluded from the definition of “Asset Sale”, in each case, solely to the extent such Investment or sale, disposition, transfer or lease, as the case may be, would have been permitted on the date of the creation of such Lien;

(viii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by the Borrower or any of the Subsidiary Guarantors in the ordinary course of a Permitted Business permitted or not otherwise prohibited by this Agreement;

(ix) Liens deemed to exist in connection with Investments in repurchase agreements permitted or not otherwise prohibited under Section 7.2;

(x) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(xi) Liens that are contractual rights of set-off (a) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (b) relating to pooled deposit, automatic clearing house or sweep accounts of the Borrower or any Subsidiary Guarantor to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower and the Subsidiary Guarantors or (c) relating to purchase orders and other agreements entered into with customers of the Borrower or any Subsidiary Guarantor in the ordinary course of business;

(xii) Liens solely on any cash earnest money deposits made by the Borrower or any of the Subsidiary Guarantors in connection with any letter of intent or purchase agreement permitted or not otherwise prohibited hereunder;

(xiii) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(xiv) Liens not otherwise permitted by this Section 7.1A so long as the aggregate outstanding amount of Indebtedness and other obligations secured thereby at any time outstanding does not exceed the greater of (x) 2% of Consolidated Loan Party Adjusted Tangible Assets at the time of incurrence and (y) $50,000,000;

(xv) pledges and deposits in the ordinary course of business securing liability for reimbursement and indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to the Borrower or any Subsidiary Guarantor;

(xvi) Liens arising in the ordinary course of business to secure accounts payable or similar trade obligations of the Borrower or any Subsidiary Guarantor not constituting Indebtedness;

(xvii) Liens deemed to exist by reason of (x) any encumbrance or restriction (including put and call arrangements) with respect to the Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement or (y) any encumbrance or restriction imposed under any contract for the sale by Holdings or any Subsidiary of Holdings of the Capital Stock of any Subsidiary of Holdings, or any business unit or division of Holdings or any Subsidiary of Holdings permitted or not otherwise prohibited under this Agreement; provided that in each case such Liens shall extend only to the relevant Capital Stock;

(xviii) Liens securing Non-Recourse Indebtedness (including, for the avoidance of doubt, Non-Recourse Indemnity Guaranties) of the Borrower or a Subsidiary Guarantor; provided that such

Liens do not at any time encumber any property, except for accessions to such property, other than the property or properties financed by such Indebtedness and the proceeds and products thereof and assets related thereto; provided, that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender;

(xix) Liens on the Capital Stock of one or more Subsidiaries of Holdings or in joint ventures or similar entities owned thereby securing (a) Non-Recourse Payment Guaranties incurred by the Borrower or a Subsidiary Guarantor and (b) Guarantee Obligations incurred by the Borrower or a Subsidiary Guarantor in respect of any Indebtedness incurred by joint ventures or similar entities that do not constitute Restricted Subsidiaries;

(xx) Liens securing obligations of the Borrower or any Subsidiary Guarantor to any third party in connection with PAPAs, any option, repurchase right or right of first refusal to purchase real property granted to the master developer or the seller of real property that arises as a result of the non-use or non-development of such real property by the Borrower or a Subsidiary Guarantor and joint development agreements with third parties to perform and/or pay for or reimburse the costs of construction and/or development related to or benefiting the Borrower or such Subsidiary Guarantor’s property (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds and products therefrom) and property belonging to such third parties, in each case entered into in the ordinary course of the Borrower or such Subsidiary Guarantor’s business; provided that such Liens do not at any time encumber any property, except for accessions to such property, other than the property financed by such Indebtedness and the proceeds and products thereof or which is otherwise the subject of such PAPAs, such option, repurchase right or right of first refusal or such joint development agreements;

(xxi) Liens securing Construction Loans, Combination Loans or Permitted Purchase Money Loans, but only (A) in the case of Permitted Purchase Money Loans, to the extent permitted by the definitions of “Assumed Purchase Money Loan” and “Seller Purchase Money Loan”, (B) in the case of Construction Loans, to the extent permitted by the definition of “Construction Loan” and (C) in the case of Combination Loans, to the extent permitted by the definition of “Combination Loan”; provided, that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender;

(xxii) Liens (other than on Collateral or Anticipated Collateral, as applicable) securing (A) Indebtedness under one or more Credit Facilities or Pari Passu Indebtedness, in each case not secured by assets of any Subsidiary formed or operating in the United States (including Liens securing Indebtedness under the Credit Agreements), (B) Project Level Indebtedness of any Subsidiary of Holdings, or (C) Existing Project Loans or guarantees thereof, provided that, in each case at the time of the incurrence of such Indebtedness described in (A), (B) or (C), the Specified Conditions have been satisfied; provided further that the aggregate principal amount of Indebtedness permitted to be secured under this clause (xxii) shall not exceed $850,000,000 less the Facility Amount as of any date of determination thereof;

(xxiii) Liens on any office building owned by the Borrower or any Subsidiary Guarantor or on any clubhouse located in any development of the Borrower or any Subsidiary Guarantor incurred in the ordinary course of business and not for purposes of securing Indebtedness for borrowed money;

(xxiv) Liens on Cash or Cash Equivalents securing obligations under Hedge Agreements arising in the ordinary course of business and not for speculative purposes;

(xxv) Liens against the ownership interest of a Loan Party in a joint venture or an Unrestricted Subsidiary;

(xxvi) Liens on Cash or Cash Equivalents in favor of any Lender or other bank or financial institution (including as agent) as security for the obligations of any Loan Party under letters of credit not issued under this Agreement in an aggregate face amount not exceeding the greater of (A) 3.0% of Consolidated Loan Party Adjusted Tangible Assets at the time of incurrence and (B) $75,000,000; and

(xxvii) Liens securing a Warehouse Facility of any Mortgage Subsidiary; provided that the amount of Indebtedness (excluding funding drafts issued thereunder) under each such Warehouse Facility outstanding at any time may not exceed 98% of the value of the mortgages pledged to secure Indebtedness under such Warehouse Facility at the time of incurrence; provided, further, that such Liens shall not extend to any assets other than the mortgages, promissory notes and other collateral that secures mortgage loans made by such Mortgage Subsidiary.

B. No Further Negative Pledges; Restrictive Agreements. The Borrower will not, nor will it permit any Restricted Subsidiary to, enter into or permit to exist any Contractual Obligation (other than this Agreement or any other Loan Document) that limits the ability of (A) the Borrower or any Subsidiary Guarantor to create, incur, assume or suffer to exist Liens on property of such Person for the benefit of the Secured Parties with respect to the Obligations or under the Loan Documents or (B) any Restricted Subsidiary to pay dividends or other distributions with respect to any of its Capital Stock or to make or repay loans or advances to the Borrower or any Restricted Subsidiary or to guarantee Indebtedness of the Borrower or any Restricted Subsidiary; provided that the foregoing shall not apply to Contractual Obligations that (i)(x) exist on the Effective Date and (to the extent not otherwise permitted by this Section 7.2B) are listed on Schedule 7.1 hereto and (y) to the extent Contractual Obligations permitted by clause (x) are set forth in an agreement evidencing Indebtedness or other obligations, are set forth in any agreement evidencing any permitted refinancing of such Indebtedness or obligation so long as such refinancing does not expand the scope of such Contractual Obligation, (ii) are binding on a Restricted Subsidiary at the time such Restricted Subsidiary first becomes a Restricted Subsidiary of Holdings, so long as such Contractual Obligations were not entered into solely in contemplation of such Person becoming a Restricted Subsidiary of Holdings, (iii) represent Indebtedness of a Restricted Subsidiary of Holdings that is not a Subsidiary Guarantor to the extent such Indebtedness is not prohibited by this Agreement, (iv) arise pursuant to agreements entered into with respect to any sale, transfer, lease or other disposition permitted by Section 7.5B, (v) are customary provisions in joint venture agreements and other similar agreements applicable to joint ventures permitted by Section 7.2 and applicable solely to such joint venture entered into in the ordinary course of business, (vi) with respect to clause (A) above, are negative pledges and restrictions on Liens in favor of any holder of Indebtedness to the extent not prohibited by this Agreement, but solely to the extent any negative pledge relates to the property financed by or the subject of such Indebtedness, (vii) with respect to clause (A) above, are customary restrictions on leases, subleases, licenses or asset sale agreements otherwise permitted hereby so long as such restrictions relate to the assets subject thereto or proceeds thereof, (viii) comprise restrictions imposed by any agreement relating to Indebtedness not prohibited by this Agreement to the extent that such restrictions apply only to the property or assets securing such Indebtedness, (ix) with respect to clause (A) above, are customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Borrower or any Restricted Subsidiary, (x) with respect to clause (A) above, are customary provisions restricting assignment of any agreement entered into in the ordinary course of a Permitted Business, (xi) are restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business, (xii) are imposed by Applicable Law, (xiii) contractual obligations that require “lockbox” or similar obligations with respect to Non–Recourse Indebtedness, (xiv) arise under Credit Agreements or other Credit Facilities of any Restricted Subsidiary formed or operating in Canada, Project Level Indebtedness of any Restricted Subsidiary or preferred stock issued by any Restricted Subsidiary as otherwise permitted by this Agreement, in each case so long as such Contractual Obligations are not materially more restrictive, taken as a whole, than those applicable to the Restricted Subsidiaries under this Agreement on the Effective Date, it being understood that Contractual Obligations substantially similar to those contained in the Senior Unsecured 2012 Notes Indenture shall be permitted under this clause (xiv) so long as such limitations shall not materially affect the Borrower’s ability to make anticipated principal, interest and fee payments in respect of the Loans and, in the case of any limitation of the type described in clause (A) above relating to Project Level Indebtedness, such limitation extends only to the specific property or properties being acquired, constructed, installed or improved with the proceeds of such Project Level Indebtedness and the proceeds thereof, and (xv) any encumbrances or restrictions of the type referred to in clauses (A) and (B) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (xiv) of this Section 7.1B; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, not materially more restrictive, taken as a whole, with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

7.2 Investments; Joint Ventures.

Holdings and the Borrower will not, nor will they permit any Restricted Subsidiary to, make or permit to exist any Investment in any Person that is not a Loan Party, except:

(i) extensions of trade credit and credit in connection with the sale of Real Property Inventory and Housing Units, asset purchases (including purchases of inventory, supplies and materials) and the licensing or contribution of Intellectual Property, in each case in the ordinary course of business;

(ii) Investments in assets that were Cash Equivalents at the time made;

(iii) any loan or advance to an officer, director, partner or employee of any Loan Party made in the ordinary course of business or in accordance with past practice; provided, however, that any such loan or advance exceeding $5,000,000 shall have been approved by the Governing Body of Holdings;

(iv) Investments (a) existing or contemplated on the Effective Date and listed on Schedule 7.2 and any modifications, replacements, extensions, renewals or reinvestments thereof and (b) Investments existing on the Effective Date of the Borrower or any Subsidiary Guarantor in a Restricted Subsidiary that is not a Guarantor and any modification, replacement, renewal, extension or reinvestment thereof, so long as the aggregate amount of all Investments pursuant to this clause (iv) is not increased at any time above the amount of such Investments existing on the Effective Date and (c) any Investment in (x) Holdings, the Borrower or any Restricted Subsidiary or (y) any Person that becomes a Restricted Subsidiary as a result of such Investment or that is consolidated, amalgamated or merged with or into, or transfers all or substantially all of the assets of it or an operating unit or line of business to, Holdings, the Borrower or a Restricted Subsidiary;

(v) Investments in Hedge Agreements entered into in the ordinary course of business and not for speculative purposes;

(vi) Investments received in connection with the bankruptcy or reorganization of suppliers or customers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business or upon the foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment;

(vii) Investments to the extent that payment for such Investments is made solely with Capital Stock of any direct or indirect parent of Holdings;

(viii) Investments constituting non-cash proceeds of sales, transfers and other dispositions of assets to the extent permitted or not otherwise prohibited by Section 7.5B;

(ix) Investments consisting of rebates or extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors and other credits to suppliers in the ordinary course of business;

(x) Investments in the ordinary course of business consisting of Article 3 endorsements for collection or deposit and Article 4 customary trade arrangements with customers consistent with past practices;

(xi) any Investment in payroll, travel and similar advances to cover business-related travel expenses, moving expenses or other similar expenses, in each case incurred in the ordinary course of business;

(xii) Guaranties by the Borrower or any Subsidiary Guarantor of leases (other than Capital Leases) or of other obligations, in each case entered into in the ordinary course of business;

(xiii) Investments made to repurchase or retire Capital Stock of Holdings (or any direct or indirect parent thereof) owned by any employee stock ownership plan or key employee stock ownership plan of Holdings (or any direct or indirect parent thereof);

(xiv) Investments of a Subsidiary Guarantor acquired after the Effective Date or of any Person merged into the Borrower or merged, amalgamated or consolidated with a Subsidiary Guarantor in accordance with Section 7.5A after the Effective Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(xv) Investments consisting of Indebtedness, fundamental changes, Dispositions and Dividends permitted or not otherwise prohibited under Sections 7.3, 7.5A or 7.5B;

(xvi) Capital contributions or other Investments in any Insurance Subsidiary by any direct or indirect parent company of such Insurance Subsidiary to the extent required to comply with Applicable Laws (including solvency laws) or to satisfy other regulatory requirements applicable to such Insurance Subsidiary;

(xvii) any Investment in any Person or the purchase of a business or assets, in each case, owned (or previously owned) by a customer of the Borrower or a Subsidiary Guarantor as a condition or in connection with such customer (or any member of such customer’s group) contracting with the Borrower or such Subsidiary Guarantor, in each case in the ordinary course of business;

(xviii) Obligations (but not payments thereon) with respect to homeowners’ association obligations, community facility district bonds, metro district bonds, mello-roos bonds and subdivision improvement bonds and similar bonding requirements arising in the ordinary course of business;

(xix) Guarantee Obligations, including completion guarantee or indemnification obligations (other than for the payment of borrowed money) entered into in the ordinary course of business and incurred for the benefit of any adjoining landowner, lender, seller of real property or municipal government authority (or enterprises thereof) in connection with the acquisition, construction, subdivision, entitlement and development of real property; and

(xx) Permitted Business Investments; provided that the Specified Conditions have been satisfied;

(xxi) Investments in joint ventures and Restricted Subsidiaries required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in the joint venture arrangements and similar binding arrangements in the ordinary course of business that in each case relate to a Permitted Business;

(xxii) Investments in any Restricted Subsidiary or joint venture of any Loan Party engaged in a Permitted Business in connection with intercompany cash management arrangements in the ordinary course of business;

(xxiii) Other Investments in Permitted Businesses having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (xxiv) that are at the time outstanding, after giving effect to any return of any Investments previously made pursuant to this clause (xxiii) received by Holdings, the Borrower or any Restricted Subsidiaries, not to exceed the greater of 2.0% of Consolidated Loan Party Adjusted Tangible Assets and $50,000,000; provided the Specified Conditions have been satisfied;

(xxiv) Investments in an entity formed to create an escrowed stock plan as contemplated by Section 7.3(ii), in an amount not to exceed in any calendar year, together with the aggregate amount of Restricted Payments made pursuant to Section 7.3(ii) in such calendar year, the sum of (A) $5,000,000 plus (B) all amounts obtained by Holdings or any direct or indirect parent thereof and contributed to the Borrower during such calendar year from the sale of such Capital Stock to other present or former officers, consultants, employees and directors in connection with any permitted compensation and incentive arrangements plus (C) all amounts obtained from any key-man life insurance policies received during such calendar year; notwithstanding the foregoing, 100% of the unused amount of payments in respect of this clause (C) may be carried forward to succeeding calendar years and utilized to make payments pursuant to this clause (xxiv); and

(xxv) Other Investments by Holdings, the Borrower, the Subsidiary Guarantors and the Restricted Subsidiaries; provided that at the time of and after giving effect to such Investment (x) the Specified Conditions have been satisfied and (y) such Investments, together with the aggregate amount of all other Investments and Restricted Payments made by Holdings, the Borrower, the Subsidiary Guarantors and the Restricted Subsidiaries since the Effective Date pursuant to this clause (xxv) and to Section 7.3(iv), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Holdings for the period (taken as one accounting period) from and including October 1, 2012 to the end of Holdings’ most recently ended fiscal quarter for which Section 6.1 Financials have been delivered to the Administrative Agent (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate Qualified Proceeds received by Holdings subsequent to December 14, 2012 as a contribution to its common equity capital or from the issue or sale of Capital Stock of Holdings (other than Disqualified Stock of Holdings), other than Excluded Contributions, or from the issue or sale of Disqualified Stock or debt securities of Holdings or any of its Restricted Subsidiaries that have been converted into or exchanged for Capital Stock (other than Disqualified Stock) of Holdings (other than Capital Stock (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of Holdings); plus

(c) to the extent not already included in Consolidated Net Income, 100% of the aggregate Qualified Proceeds from (A) the sale or other Disposition (other than to Holdings or a Restricted Subsidiary of Holdings) of any Investment other than an Investment otherwise permitted under this Section 7.2 (a “Restricted Investment”) that was made after the Effective Date and (B) repurchases, redemptions and repayments of such Restricted Investments and the receipt of any dividends or distributions from such Restricted Investments; plus

(d) to the extent that any Unrestricted Subsidiary of Holdings designated as such after the Effective Date is redesignated as a Restricted Subsidiary after the Effective Date, the Fair Market Value of Holdings’ Investment in such Subsidiary as of the date of such redesignation; plus

(e) in the event that Holdings and/or any Restricted Subsidiary of Holdings makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary of Holdings, an amount equal to the existing Investment of Holdings and/or any of its Restricted Subsidiaries in such Person to the extent it was previously treated as Restricted Investment; minus

(f) on a dollar-for-dollar basis, any amounts that have been applied prior to the Effective Date to make Investments and Restricted Payments pursuant to the equivalent cumulative buildup baskets under the Senior Unsecured Notes.

The sum of all amounts under Section 7.2(xxv) clauses (a) through (f) is referred to as the “Cumulative Buildup Basket”).

Any Investment arising in connection with any transfer of funds in connection with the Borrower’s cash management system in the ordinary course of business shall be disregarded for purposes of this Section 7.2. To the extent that the making of any Investment could be deemed a use of more than one subsection of this Section 7.2, Holdings may at the time of the making thereof select the subsection(s) to which such Investment or a portion thereof will be deemed a use and in no event shall the same Investment or same portion of such Investment be deemed a use of or be attributable to more than one subsection of this Section 7.2.

7.3 Restricted Payments.

Holdings will not declare or pay any dividends (other than dividends payable solely in the Capital Stock of Holdings) or return any capital to its stockholders or make any other distribution, payment or delivery of property or cash to its stockholders as such, in each case in respect of any Capital Stock of Holdings held by such stockholder, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for consideration, any shares of any class of its Capital Stock or the Capital Stock of any direct or indirect parent now or hereafter outstanding (or any options, warrants, stock appreciation rights or phantom-based equity issued with respect to any of its Capital Stock), or set aside any funds for any of the foregoing purposes, or permit the Borrower or any of the Restricted Subsidiaries to purchase or otherwise acquire for consideration (other than in connection with an Investment permitted or not otherwise prohibited by Section 7.2 (other than clause (xv) thereof)) any shares of any class of the Capital Stock of Holdings (or any direct or indirect parent thereof), now or hereafter outstanding (or any options or warrants or stock appreciation rights issued with respect to any of the Capital Stock of Holdings (or any direct or indirect parent thereof) (all of the foregoing “Dividends”) and Holdings and the Borrower will not, and will not allow any Restricted Subsidiary to, prepay, repurchase or redeem or otherwise defease prior to scheduled maturity any Subordinated Debt (“Subordinated Debt Payments”) (except as set forth in clause (vii) below and except that it is understood that payments of regularly scheduled interest and principal shall be permitted); provided that:

(i) Holdings may redeem in whole or in part any of its Capital Stock for another class of Capital Stock or rights to acquire its Capital Stock or with proceeds from substantially concurrent equity contributions or issuances of new shares of its Capital Stock; provided that any terms and provisions material to the interests of the Lenders, when taken as a whole, contained in such other class of Capital Stock are at least as advantageous to the Lenders as those contained in the Capital Stock redeemed thereby;

(ii) Holdings, the Borrower and the Restricted Subsidiaries may declare and pay Dividends, the proceeds of which are used to redeem, acquire, retire or repurchase shares of the Capital Stock of Holdings or any direct or indirect parent company thereof (or any options, warrants, stock appreciation rights or phantom-based equity issued with respect to any of such Capital Stock) held by current or former officers, managers, consultants, directors and employees (or their respective spouses, former spouses, successors, executors, administrators, heirs, legatees or distributees) of Holdings, the Borrower and their Subsidiaries, upon the death, disability, retirement or termination of employment of any such Person or otherwise in accordance with, and may repurchase or otherwise acquire for value Capital Stock of Holdings (or any options, warrants, stock appreciation rights or phantom-based equity issued with respect to any of such Capital Stock) to fund an escrowed stock plan established for the benefit of a current officer, director, employee or consultant of Holdings pursuant to, any equity, stock option, stock appreciation rights or phantom equity-based plan, any management, director and/or employee stock ownership or option plan, stock subscription plan, employment termination agreement or any employment agreements or stockholders’ agreement; provided that except with respect to non-discretionary repurchases, acquisitions, retirement, or redemptions pursuant to the terms of any equity, stock option, stock appreciation rights or phantom equity-based plan, any management, director or employee stock ownership or option plan, stock subscription plan, employment termination agreement or any employment or shareholder agreement, the aggregate amount of all cash paid in respect of all such shares of Capital Stock so redeemed, acquired, retired or repurchased in any calendar year, together with the aggregate amount of Investments made pursuant to Section 7.2(xxiv) in such calendar year, does not exceed the sum of (A) $5,000,000 plus (B) all amounts obtained by Holdings or any direct or indirect parent thereof and contributed to the Borrower during such calendar year from the sale of such Capital Stock to other present or former officers, consultants, employees and directors in connection with any permitted compensation and incentive arrangements plus (C) all amounts obtained from any key-man life insurance policies received during such calendar year; notwithstanding the foregoing, 100% of the unused amount of payments in respect of this clause (C) may be carried forward to succeeding calendar years and utilized to make payments pursuant to this clause (ii);

(iii) Holdings, the Borrower and Restricted Subsidiaries may make and pay Dividends, the proceeds of which are used to repurchase Capital Stock of Holdings or any direct or indirect parent company thereof which repurchase is deemed to occur upon cashless exercise of stock options or warrants held by individuals who are or were officers, managers, consultants, directors and/or employees of Holdings, the Borrower or any of their Subsidiaries (or their respective spouses, former spouses, executors, administrators, heirs or legatees) if such Capital Stock represents a portion of the exercise price, or withholding taxes payable in connection with the exercise, of such options or warrants;

(iv) Holdings, the Borrower and the Restricted Subsidiaries may make any additional Restricted Payments; provided that such Restricted Payment, together with all other Restricted Payments and Investments utilizing the Cumulative Buildup Basket pursuant to this clause (iv) and to Section 7.2(xxv), does not exceed the Cumulative Buildup Basket; provided further that at the time of and after giving effect to such Restricted Payment the Specified Conditions have been satisfied;

(v) Holdings may make payments described in Sections 6.9(e), 6.9(f), 6.9(g), 6.9(l) and 6.9(m);

(vi) Holdings, the Borrower and the Restricted Subsidiaries may make any Restricted Payment in exchange for, or out of the net cash proceeds of the sale (other than to Holdings, the Borrower or any Restricted Subsidiary) of, Capital Stock of Holdings (other than Disqualified Stock)

or from the contribution of common equity capital to Holdings, which sale or contribution occurs within 60 days prior to such Restricted Payment; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment shall be excluded from the Cumulative Buildup Basket;

(vii) Holdings, the Borrower and the Restricted Subsidiaries may repurchase, redeem, defease or acquire or retire for value of Subordinated Debt of Holdings or a Subsidiary Guarantor with the net cash proceeds from an incurrence of Refinancing Indebtedness permitted hereunder, which incurrence occurs within 60 days prior to such repurchase, redemption, defeasance or other acquisition or retirement for value;

(viii) Holdings, the Borrower and the Restricted Subsidiaries may repurchase, redeem, defease or acquire or retire for value Disqualified Stock of Holdings, the Borrower or any of the Restricted Subsidiaries at the Stated Maturity thereof or made by exchange for or out of the proceeds of the sale of such Disqualified Stock, so long as such refinancing Disqualified Stock constitutes Refinancing Indebtedness permitted hereunder and is issued within 60 days prior to such repurchase, redemption, defeasance or other acquisition or retirement for value;

(ix) the declaration and payment of dividends to holders of Holding’s 8% convertible preferred shares, Series A, outstanding on June 25, 2013 shall be permitted;

(x) so long as no Default has occurred and is continuing or would be caused thereby, Holdings, the Borrower or a Restricted Subsidiary may declare and pay dividends to holders of any class or series of Disqualified Stock of Holdings, the Borrower or a Restricted Subsidiary or preferred stock of a Restricted Subsidiary issued in accordance with the terms of this Agreement;

(xi) repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants, other rights to purchase Capital Stock or other convertible securities or similar securities if such Capital Stock represents a portion of the exercise price thereof (or withholding of Capital Stock to pay related withholding taxes with regard to the exercise of such stock options or the vesting of any such restricted stock, restricted stock units, deferred stock units or any similar securities) shall be permitted;

(xii) payments in lieu of the issuance of fractional shares of Capital Stock in connection with any transaction otherwise permitted under this Section 7.3 shall be permitted;

(xiii) payments or distributions to holders of the Capital Stock of Holdings, the Borrower or any of the Restricted Subsidiaries pursuant to appraisal or dissenter rights required under applicable law or pursuant to a court order in connection with any merger, amalgamation, arrangement, consolidation or sale, assignment, conveyance, transfer, lease or other disposition of assets shall be permitted;

(xiv) Restricted Payments that are made with Excluded Contributions shall be permitted, except in connection with the issuance of Permitted Cure Securities; and

(xv) So long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $75,000,000 shall be permitted.

7.4 Financial Covenants. For each Fiscal Quarter of Holdings (i) during which any Loans are outstanding on the last day of such Fiscal Quarter or on more than five separate days during such Fiscal Quarter or (ii) the aggregate Stated Amount of undrawn Letters of Credit (except to the extent cash collateralized) exceeds $25,000,000 or there are any Unpaid Drawings in respect of Letters of Credit on the last day of such Fiscal Quarter or for more than five consecutive days during such Fiscal Quarter (each such Fiscal Quarter, a “Measurement Quarter”), Holdings and the Borrower shall ensure that:

A. Capitalization Ratio. The ratio of (i) Consolidated Total Debt as of the last day of any Measurement Quarter (any such day being a “Calculation Date”) to (ii) Consolidated Total Capitalization as of such Calculation Date (such ratio, the “Capitalization Ratio”) shall not exceed 0.65:1.00.

B. Consolidated Tangible Net Worth. Consolidated Tangible Net Worth as of any Calculation Date shall not be less than $1,016,917,500 plus the sum of (i) 50% of Consolidated Net Income since September 30, 2013, if positive, plus (ii) 50% of the cash proceeds of any Equity Issuance received by Holdings since September 30, 2013.

7.5 Restriction on Fundamental Changes; Asset Sales.

A. Fundamental Changes. Except as expressly permitted by Section 7.2 (other than clause (xv) thereof) or Section 7.5B, Holdings and the Borrower will not, nor will they permit any Subsidiary Guarantor to, enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of all or substantially all its business units, assets or other properties, except that:

(i) any Subsidiary of Holdings or any other Person may be merged, amalgamated or consolidated with or into the Borrower or Holdings; provided that (a) the Borrower or Holdings, as applicable, shall be the continuing or surviving corporation or, in the case of a merger, amalgamation or consolidation with or into the Borrower or Holdings, the Person formed by or surviving any such merger, amalgamation or consolidation (if other than the Borrower or Holdings, as applicable) shall be an entity organized or existing under the laws of the United States, any state thereof, the District of Columbia and, in the case of a merger, amalgamation or consolidation with or into Holdings, Canada or any province thereof (the Borrower, Holdings or such Person, as the case may be, being herein referred to as the “Successor Borrower” or “Successor Holdings”, as applicable); provided that if the Successor Borrower is not the Borrower or the Successor Holdings is not Holdings, then Holdings or Successor Holdings, as applicable, would be in compliance with Section 2.4A(iii)(b) on a Pro Forma Basis after giving effect thereto as of the last day of the most recent Fiscal Quarter for which Section 6.1 Financials have been or were required to be delivered (if, on a Pro Forma Basis, the Capitalization Ratio as of the last day of such Fiscal Quarter would have resulted in a Borrowing Base Trigger Event (for this purpose only, any increase in the Consolidated Total Debt since the last day of such Fiscal Quarter shall be deemed to have occurred on the last day of such Test Period)), (b) the Successor Borrower or Successor Holdings shall (x) expressly assume all the obligations of the Borrower or Holdings, as applicable, under this Agreement and the other Loan Documents pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Administrative Agent and (y) have provided to (1) the Administrative Agent and the Lenders at least thirty (30) days’ prior notice of such merger, amalgamation or consolidation and (2) the Administrative Agent any “know your customer” information relating to such Successor Borrower or Successor Holdings reasonably required by the Administrative Agent or any Lender and such information shall be satisfactory to the Administrative Agent and the Lenders, (c) no Default or Event of Default shall have occurred and be continuing or would result from the consummation of such merger, amalgamation or consolidation, (d) if such merger, amalgamation or consolidation involves the Borrower or Holdings, then Holdings or Successor Holdings, as applicable, shall be in compliance, on a Pro Forma Basis after giving effect to such merger, amalgamation or consolidation, with the Financial Performance Covenants, as such covenants are recomputed as at the last day of the most recently ended Fiscal Quarter for which Section 6.1 Financials have been delivered as if such merger, amalgamation or consolidation had occurred on the first day of such Test Period (if, on a Pro Forma Basis, such Fiscal Quarter would have been a Measurement Quarter (for this purpose only, any increase in the Revolving Loan Exposure since the last day of such Fiscal Quarter shall be deemed to have occurred on the last day of such Fiscal Quarter)), (e) each Subsidiary Guarantor, unless it is the other party to such merger, amalgamation or consolidation or unless the Successor Borrower is the Borrower, shall have by a supplement to the Guaranty confirmed that its Guaranty shall apply to the Successor Borrower’s obligations under this Agreement), (f) the Borrower or Holdings, as applicable, shall have delivered to the Administrative Agent an officer’s certificate stating that such merger, amalgamation or consolidation and any supplements to this Agreement preserve the enforceability of the Guaranty and, if applicable, the perfection and priority of the Lien under the Collateral Documents and (g) if reasonably requested by the Administrative Agent, an opinion of counsel to the effect that such merger, amalgamation or consolidation does not violate this Agreement or any other Loan Document; provided, further that if the foregoing are satisfied, as applicable (x) the Successor Borrower (if other than the Borrower) will succeed to, and be substituted for, the Borrower under this Agreement or (y) the Successor Holdings (if other than Holdings) will succeed to, and be substituted for, Holdings under this Agreement. For the avoidance of doubt, if the Borrower is merged, amalgamated or consolidated with or into Holdings, Holdings shall become the Borrower hereunder;

(ii) any Subsidiary of Holdings or any other Person (other than Holdings or the Borrower) may be merged, amalgamated or consolidated with or into any one or more Subsidiaries of Holdings or the Borrower; provided that (a) in the case of any merger, amalgamation or consolidation involving one or more Subsidiary Guarantors, (1) a Subsidiary Guarantor shall be the continuing or surviving corporation or (2) Holdings shall take all steps necessary to cause the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Subsidiary Guarantor) to become a Subsidiary Guarantor and (b) Holdings shall have delivered to the Administrative Agent an officer’s certificate stating that such merger, amalgamation or consolidation and any supplements to this Agreement preserve the enforceability of the Guaranty;

(iii) any Subsidiary Guarantor may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Borrower or any other Subsidiary Guarantor;

(iv) any Subsidiary Guarantor may liquidate or dissolve if (A) Holdings determines in good faith that such liquidation or dissolution is in the best interests of Holdings and the Borrower and is not materially disadvantageous to the Lenders and (B) any assets or business not otherwise disposed of or transferred in accordance with Section 7.2 or 7.5A, or, in the case of any such business, discontinued, shall be transferred to, or otherwise owned or conducted by, another Guarantor after giving effect to such liquidation or dissolution; and

(v) Holdings or the Borrower may, on the recommendation of its tax advisors, enter into any merger, amalgamation, arrangement, consolidation or other reorganization with an Affiliate solely for the purpose and with the sole effect of forming a holding company or reincorporating Holdings or the Borrower in a new jurisdiction within the United States or, in the case of Holdings, Canada, provided that Holdings or the Borrower, as the case may be, shall be the continuing or surviving entity.

B. Asset Sales. Holdings and the Borrower will not, nor will they permit any Subsidiary Guarantor to, directly or indirectly, make any Asset Sale, except that the following Asset Sales shall be permitted, provided that as at the time of, and after giving effect to, such Asset Sale the Specified Conditions have been satisfied (other than in the case of Asset Sales described in clause (ii)):

(i) Any Loan Party may sell, lease, assign, convey, transfer or otherwise voluntarily dispose of assets (each a “Disposition”); provided that (a) such Loan Party, receives consideration at the time of the Disposition at least equal to the Fair Market Value of the assets or Capital Stock issued or sold or otherwise disposed of; and (b) at least 70% of the consideration received in the Disposition by such Loan Party is in the form of cash and Marketable Securities.

For the purposes of clause (i) of this Section 7.5B and for no other purpose, the following shall be deemed to be cash:

(a) Cash Equivalents;

(b) any Indebtedness (other than any Subordinated Indebtedness) of the Loan Parties that is actually assumed by the transferee in such Disposition (provided that Loan Party making the Disposition is released from its obligations with respect to such Indebtedness);

(c) any securities, notes or other obligations received by any Loan Party from such transferee that are converted by the recipient within 120 days into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(d) the Fair Market Value of any property or other assets (including Capital Stock of any Person that shall be a Restricted Subsidiary following receipt thereof) received that are used or useful in a Permitted Business.

(ii) Each Loan Party may sell, transfer or otherwise dispose of property or assets to another Loan Party; provided that if the transferor of such property is a Guarantor (a) the transferee thereof must either be a Guarantor or (b) to the extent such transaction constitutes an Investment, such transaction is permitted or not otherwise prohibited under Section 7.2 (other than clause (xv) thereof);

(iii) Each Loan Party may sell, transfer and otherwise dispose of property to the extent that (a) such property is exchanged for credit against the purchase price of similar replacement property or (b) the proceeds of such Disposition are promptly applied to the purchase price of such replacement property;

(iv) Each Loan Party may sell, transfer and otherwise dispose of Investments in Excluded Subsidiaries or in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(v) Each Loan Party may effect any transaction permitted or not otherwise prohibited by Section 7.2 (other than clause (xv) thereof), 7.3 or 7.5A;

(vi) Each Loan Party may make Permitted Business Asset Sales;

(vii) Each Loan Party may enter into Sale Leasebacks permitted by Section 7.6; and

(viii) Each Loan Party may make Dispositions not otherwise permitted by this Section 7.5B; provided, that the aggregate Fair Market Value of all assets sold, transferred or otherwise disposed of in reliance on this clause (viii) during any Fiscal Year shall not exceed $25,000,000.

7.6 Sale Leasebacks.

Holdings and the Borrower will not, nor will they permit any Restricted Subsidiaries to, enter into or effect any Sale Leasebacks, except: (a) in connection with any property acquired in connection with an Investment permitted under Section 7.2 to the extent that the lease thereof occurs within six (6) months of such Investment, (b) in connection with Model Units, and (c) in connection with any property, plant or equipment in an aggregate amount for all such property, plant and equipment subject to a Sale Leaseback pursuant to this clause (c) from and after the Effective Date not in excess of $10,000,000 unless the Borrower contemporaneously permanently reduces the Commitments pursuant to Section 2.4A(ii) by an amount at least equal to the aggregate net proceeds in excess of $10,000,000 received from all such Sale Leasebacks; provided, further, that the sale or transfer of any such property, plant or equipment was at least for Fair Market Value.

7.7 Modifications of Material Agreements.

Holdings and the Borrower will not, nor will they permit any Restricted Subsidiary to, cancel or terminate any Material Agreement or consent to or accept any cancellation or termination thereof, amend or otherwise modify any Material Agreement or give any consent, waiver or approval thereunder, waive any default under or breach of any Material Agreement, agree in any manner to any other amendment, modification or change of any term or condition of any Material Agreement or take any other action in connection with any Material Agreement that would impair in any material respect the value of the interest or rights of any Loan Party thereunder or that would impair or otherwise adversely affect in any material respect the interest or rights, if any, of any Agent, Lender or Issuing Bank, or permit any of its Subsidiaries to do any of the foregoing in each case taking into account the effect of any agreements that supplement or serve to substitute for, in whole or in part, such Material Agreement, and in a manner that could reasonably be expected to have a Material Adverse Effect.

SECTION 8.

EVENTS OF DEFAULT

If any of the following conditions or events (“Events of Default”) shall occur:

8.1 Failure to Make Payments When Due.

(i) Failure by the Borrower to pay any installment of principal of any Loan when due (including such payments due in accordance with Section 2.4A(iii) hereof), whether at stated maturity, by acceleration, by notice of prepayment or otherwise, or failure by the Borrower to provide cash collateral in respect of any Letter of Credit as and when required by the last paragraph of Section 3.1A, or (ii) failure by the Borrower to pay any interest on any Loan or any fee or any Unpaid Drawing or any other amount (other than an amount referred to in clause (i) above) due under this Agreement or any other Loan Document within five days after the date due therefor; or

8.2 Default in Other Agreements.

(a) Any Loan Party shall (i) default in any payment with respect to any Indebtedness (other than (x) any Indebtedness between or among any of the Loan Parties or any of the Restricted Subsidiaries, (y) any Indebtedness described in Section 8.1 and (z) Non-Recourse Indebtedness (including, for the avoidance of doubt, Non-Recourse Indemnity Guaranties)) in excess of $30,000,000 in the aggregate for the Loan Parties, beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created or (ii) default in the observance or performance of any agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist (other than, with respect to Indebtedness consisting of any Hedge Agreements, termination events or equivalent events pursuant to the terms of such Hedge Agreements), the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, any such Indebtedness to become due prior to its stated maturity unless such holder or holders shall have (or through its or their trustee or agent on its or their behalf) waived such default in a writing to the Borrower; or (b) without limiting the provisions of clause (a) above, any such Indebtedness shall be declared to be due and payable, or required to be prepaid other than by a regularly scheduled required prepayment or as a mandatory prepayment (and, with respect to Indebtedness consisting of any Hedge Agreements, other than due to a termination event or equivalent event pursuant to the terms of such Hedge Agreements), prior to the stated maturity thereof; or

8.3 Breach of Certain Covenants.

Any Loan Party shall (a) default in the due performance or observance by it of any term, covenant or agreement contained in Section 6.1(v) or Section 7 or (b) default in the due performance or observance by it of any term, covenant or agreement (other than those referred to in Section 8.1 or 8.4 or clause (a) of this Section 8.3) contained in this Agreement or any other Loan Document and such default shall continue unremedied for a period of at least 30 days after receipt of written notice by the Borrower from the Administrative Agent or the Requisite Lenders; or

8.4 Breach of Warranty.

Any representation, warranty or statement made or deemed made by any Loan Party herein or in any other Loan Document or any certificate, statement, report or other document delivered or required to be delivered pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made; or

8.5 Bankruptcy, etc.

Any Loan Party shall commence a voluntary case, proceeding or action concerning itself under the Bankruptcy Code; or an involuntary case, proceeding or action is commenced against any Loan Party and the petition is not controverted within 10 days after commencement of the case, proceeding or action; or an involuntary case, proceeding or action is commenced against any Loan Party and the petition is not dismissed within 60 days after commencement of the case, proceeding or action; or a custodian (as defined in the Bankruptcy Code), receiver, receiver manager, trustee or similar person is appointed for, or takes charge of, all or substantially all of the property of any Loan Party commences any other proceeding or action under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction (including any applicable corporate legislation) whether now or hereafter in effect relating to any Loan Party; or there is commenced against any Loan Party, any such proceeding or action that remains undismissed for a period of 60 days; or any Loan Party is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding or action is entered; or any Loan Party suffers any appointment of any custodian, receiver, receiver manager, trustee or the like for it or any substantial part of its property to continue undischarged or unstayed for a period of 60 days; or any Loan Party makes a general assignment for the benefit of creditors; or any corporate action is taken by any Loan Party for the purpose of effecting any of the foregoing; or

8.6 Judgments and Attachments.

One or more judgments or decrees shall be entered against any Loan Party involving a liability of $30,000,000 or more in the aggregate for all such judgments and decrees for any Loan Party (to the extent not paid or fully covered by insurance provided by a carrier not disputing coverage) and any such judgments or decrees shall not have been satisfied, vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof; or

8.7 Employee Benefit Plans.

(a) (i) A Plan shall fail to satisfy the minimum funding standard required for any plan year or part thereof or a waiver of such standard or extension of any amortization period is sought or granted under Section 412 of the Code; any Plan is or shall have been terminated or is the subject of termination proceedings under ERISA (including the giving of written notice thereof); an event shall have occurred or a condition shall exist in either case entitling the PBGC to terminate any Plan or to appoint a trustee to administer any Plan (including the giving of written notice thereof); any Plan shall have an accumulated funding deficiency (whether or not waived); or any of Holdings, the Borrower, any of their respective Subsidiaries or any ERISA Affiliate has incurred or is likely to incur a liability to or on account of a Plan under Section 409, 502(i),

502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code (including the giving of written notice thereof) or (ii) a Foreign Benefit Event shall have occurred or a Foreign Plan that is a Canadian Pension Plan has been or is in the process of being terminated in whole or in part; (b) there could result from any event or events set forth in clause (a) of this Section 8.7 the imposition of a Lien, the granting of a security interest, or a liability, or the reasonable likelihood of incurring a Lien, security interest or liability; and (c) such Lien, security interest or liability will or would be reasonably likely to have a Material Adverse Effect; or

8.8 Change in Control.

(a) Any Person, or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) (but excluding any employee benefit plan of such Person or “group” and its Subsidiaries and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than the Permitted Holders, shall at any time directly or indirectly Beneficially Own more than 50% of the outstanding Voting Stock of Holdings, unless the Permitted Holders have, at such time, the right or the ability by voting power, contract or otherwise to elect or designate for election at least a majority of the Board of Directors of Holdings (it being understood that, for purposes of this clause (a), the Permitted Holders shall be deemed to Beneficially Own any Voting Stock of a Person held by any other Person (the “parent entity”) so long as the Permitted Holders Beneficially Own directly or indirectly in the aggregate a majority of the voting power of the Voting Stock of the parent entity); and/or (b) there is a change in the composition of Holdings’ Board of Directors over a period of 24 consecutive months (or less) such that a majority of Board members (rounded up to the nearest whole number) ceases, by reason of one or more proxy contests for the election of Board members, to be comprised of individuals who either (i) have been Board members continuously since the beginning of such period or (ii) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board; and/or (c) a “Change of Control Triggering Event”, as defined under the definitive documentation governing the 2012 Senior Unsecured Notes or the 2013 Senior Unsecured Notes (so long as such Senior Unsecured Notes are outstanding), or any substantially similar concept under any other Credit Facilities permitted to be incurred hereunder (a “Notes COC Triggering Event”), and/or (d) a change of control as contemplated by the definitive documentation governing any Indebtedness of Holdings or any of its Subsidiaries in excess of $30,000,000 (other than the 2012 Senior Unsecured Notes, the 2013 Senior Unsecured Notes, or any other unsecured Credit Facilities containing a Notes COC Triggering Event and excluding, for purposes of this clause (d), any vendor take back mortgages) shall have occurred; and/or (e) Holdings shall cease to have direct or indirect ownership of all the Voting Stock of the Borrower; provided that none of the fundamental changes or asset sales permitted by Section 7.5A or 7.5B shall constitute a Change in Control; provided, further, that a “person” or “group” shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement; or

8.9 Invalidity of the Guaranty.

The Guaranty or any material provision thereof shall cease to be in full force or effect or any Guarantor thereunder or any Loan Party shall deny or disaffirm in writing any Guarantor’s obligations under the Guaranty; or

8.10 Failure of Security.

At any time that the Secured Borrowing Base is In Effect, any Collateral Document or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof or as a result of acts or omissions of the Administrative Agent, the Collateral Agent or any Lender) or any grantor, pledgor or mortgagor thereunder or any Loan Party shall deny or disaffirm in writing any grantor’s, pledgor’s or mortgagor’s obligations under such Collateral Document;

THEN and in any such event, and at any time thereafter, if any Event of Default shall then be continuing, the Administrative Agent shall, upon the written request of the Requisite Lenders, by written notice to the Borrower, take any or all of the following actions, without prejudice to the rights of the Administrative Agent or any Lender to enforce its claims against the Borrower, except as otherwise specifically provided for in this Agreement (provided that, if an Event of Default specified in Section 8.5 shall occur with respect to any Loan Party, the result that would occur upon the giving of written notice by the Administrative Agent as specified in clauses (i), (ii), (iii) and (iv) below shall occur automatically without the giving of any such notice): (i) declare all Commitments terminated and whereupon the Commitments, if any, of each Lender shall forthwith terminate immediately and any fees theretofore accrued shall forthwith become due and payable without any other notice of any kind, (ii) declare the principal of and any accrued interest and fees in respect of all Loans and all Obligations owing hereunder and thereunder to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; (iii) terminate any Letter of Credit that may be terminated in accordance with its terms; and/or (iv) direct the Borrower to pay (and the Borrower agree that upon receipt of such notice, or upon the occurrence of an Event of Default specified in Section 8.5 with respect to any Loan Party, it will pay) to the Administrative Agent at the Funding and Payment Office such additional amounts of cash, to be held as security for the Borrower’s reimbursement obligations for Honored LC Drawings that may subsequently occur thereunder, equal to 102% of the aggregate Stated Amount of all Letters of Credit issued and then outstanding; provided that the foregoing shall not affect in any way the obligations of the Lenders under Section 3.3C(i).

8.11 Right to Cure.

A.

Capitalization Ratio Covenant. Notwithstanding anything to the contrary contained in this Section 8, in the event that Holdings fails to comply with the requirements of the Capitalization Ratio Covenant, until the expiration of the 10th Business Day subsequent to the date the certificate calculating the Capitalization Ratio Covenant is required to be delivered for such Fiscal Quarter pursuant to Section 6.1(iii) (the “Cure Right Expiration Date”), Holdings (or any direct or indirect parent thereof) shall have the right to issue Permitted Cure Securities for cash or otherwise receive cash contributions to (or in the case of any direct or indirect parent of Holdings, receive equity interests in Holdings for its cash contributions to) the capital of Holdings (collectively, the “Cure Right” and such amount, the “Cure Amount”) pursuant to the exercise by Holdings of such Cure Right, the Capitalization Ratio Covenant shall be recalculated giving effect to the following pro forma adjustments:

(i) Consolidated Total Capitalization shall be increased, for the purpose of measuring the Capitalization Ratio Covenant by an amount equal to the Cure Amount; and

(ii) if, after giving effect to the foregoing recalculations, Holdings shall then be in compliance with the requirements of the Capitalization Ratio Covenant, Holdings shall be deemed to have satisfied the requirements of the Capitalization Ratio Covenant as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of the Capitalization Ratio Covenant that had occurred shall be deemed cured for purposes of this Agreement.

B. Limitation on Exercise of Cure Right. Notwithstanding anything herein to the contrary, (i) in each four fiscal-quarter period there shall be at least two fiscal quarters during which the Cure Right is not exercised, (ii) the Cure Right shall not be exercised more than five times during the term of this Agreement, (iii) the Cure Amount shall be no greater than the amount required for purposes of complying with the Capitalization Ratio Covenant, (iv) the Cure Amount shall not constitute “Unrestricted Cash and Cash Equivalents” for purposes of the proviso to the definition of “Consolidated Total Debt” and (v) solely for purposes of calculating Consolidated Total Capitalization in the Capitalization Ratio Covenant, the Cure Amount shall not be deemed to reduce any Indebtedness or other obligations of the Loan Parties that would otherwise be included in the definition of “Consolidated Total Debt” (including if such Cure Amount is used to repay, repurchase, redeem or defease such Indebtedness or other obligations).

C. Notice of Intent to Cure. Upon receipt of a Notice of Intent to Cure prior to the expiration of the Cure Right Expiration Date, the Lenders shall not be permitted to terminate the Commitments or accelerate Loans held by them or to exercise remedies against the Collateral solely on the basis of a failure to comply with the requirements of the Capitalization Ratio Covenant in respect of the Fiscal Quarter for which the Notice of Intent to Cure has been delivered unless such failure is not cured pursuant to a Cure Right on or prior to the Cure Right Expiration Date (it being understood that any Default or Event of Default that shall have occurred as a result of the failure to comply with such covenants shall exist for all other purposes of the Credit Agreement and the other Loan Documents until such Cure Right is exercised).

SECTION 9.

AGENTS

9.1 Appointment.

A. Appointment Authority. Each of the Lenders and the Issuing Banks hereby irrevocably appoints Credit Suisse AG, Cayman Islands Branch as the Administrative Agent and the Collateral Agent hereunder and under the other Loan Documents and authorizes Credit Suisse AG, Cayman Islands Branch in such capacities, to take such actions on its behalf and to exercise such powers as are delegated to Credit Suisse AG, Cayman Islands Branch in such capacities, by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. Each Agent agrees to act upon the express conditions contained in this Agreement and the other Loan Documents, as applicable. In performing its functions and duties under this Agreement, each Agent shall act solely as an agent of the Lenders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for Holdings, the Borrower or any of their Subsidiaries. The provisions of this Section 9 are solely for the benefit of the Agents, the Lenders and the Issuing Banks, and Holdings, the Borrower and their Subsidiaries shall not have rights as a third party beneficiary of any of such provisions.

B. Appointment of Supplemental Collateral Agents. It is the purpose of this Agreement and the other Loan Documents that there shall be no violation of any law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as agent or trustee in such jurisdiction. It is recognized that in case of litigation under this Agreement or any of the other Loan Documents, and in particular in case of the enforcement of any of the Loan Documents, or in case the Administrative Agent or the Collateral Agent deems that by reason of any present or future law of any jurisdiction the Administrative Agent or the Collateral Agent may not exercise any of the rights, powers or remedies granted herein or in any of the other Loan Documents or take any other action which may be desirable or necessary in connection therewith, it may be necessary that the Administrative Agent or the Collateral Agent appoint an additional individual or institution as a separate trustee, co–trustee, collateral agent or collateral co–agent (any such additional individual or institution being referred to herein individually as a “Supplemental Collateral Agent” and collectively as “Supplemental Collateral Agents”).

In the event that the Administrative Agent or the Collateral Agent appoints a Supplemental Collateral Agent with respect to any Collateral, (i) each and every right, power, privilege or duty expressed or intended by this Agreement or any of the other Loan Documents to be exercised by or vested in or conveyed to the Administrative Agent or the Collateral Agent with respect to such Collateral shall be exercisable by and vest in such Supplemental Collateral Agent to the extent, and only to the extent, necessary to enable such Supplemental Collateral Agent to exercise such rights, powers and privileges with respect to such Collateral and to perform such duties with respect to such Collateral, and every covenant and obligation contained in the Loan Documents and necessary to the exercise or performance thereof by such Supplemental Collateral Agent shall run to and be enforceable by either the Administrative Agent or the Collateral Agent or such Supplemental Collateral Agent, and (ii) the provisions of this Section 9 and of Section 10.2 that refer to the

Administrative Agent or the Collateral Agent shall inure to the benefit of such Supplemental Collateral Agent and all references therein to the Administrative Agent or the Collateral Agent shall be deemed to be references to the Administrative Agent or the Collateral Agent and/or such Supplemental Collateral Agent, as the context may require.

Should any instrument in writing from Holdings, the Borrower or any other Loan Party be required by any Supplemental Collateral Agent so appointed by the Administrative Agent or the Collateral Agent for more fully and certainly vesting in and confirming to him or it such rights, powers, privileges and duties, Holdings and the Borrower shall, or shall cause such Loan Party to, execute, acknowledge and deliver any and all such instruments promptly upon request by the Administrative Agent or the Collateral Agent. In case any Supplemental Collateral Agent, or a successor thereto, shall die, become incapable of acting, resign or be removed, all the rights, powers, privileges and duties of such Supplemental Collateral Agent, to the extent permitted by law, shall vest in and be exercised by the Administrative Agent or the Collateral Agent until the appointment of a new Supplemental Collateral Agent.

9.2 Rights as a Lender.

Each Person serving as an Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Persons serving as the Agents hereunder in their individual capacity. Such Persons and their Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with Holdings, the Borrower or any of their Subsidiaries, or any of their respective Affiliates as if such Persons were not Agents hereunder and without any duty to account therefor to the Lenders.

9.3 Exculpatory Provisions.

The Agents shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agents (i) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or an Event of Default has occurred and is continuing, (ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agents are required to exercise as directed in writing by the Requisite Lenders (or such other number or percentage of the Lenders as shall be necessary or believed by the Agents in good faith to be necessary under the circumstances as provided in Section 10.5); provided that no Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or Applicable Laws, and (iii) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to Holdings, the Borrower or any of their respective Affiliates that is communicated to or obtained by the Person serving as an Agent or any of its Affiliates in any capacity. No Agent shall be liable to the Lenders for any action taken or not taken by it with the consent or at the request of the Requisite Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 10.5) or in the absence of its own gross negligence, bad faith or willful misconduct. No Agent shall be deemed to have knowledge of any Default or Event of Default unless and until written notice thereof is given to such Agent by the Borrower, a Lender or an Issuing Bank. The Agents shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement or any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Section 4 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Agents.

9.4 Reliance by the Agents.

Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, posting or other distribution) believed by it in good faith to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Each Agent also may rely upon any statement made to it orally or by telephone and believed by it in good faith to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of any Loan or issuance of any Letter of Credit that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, the Agents may presume that such condition is satisfactory to such Lender unless the Agents shall have received notice to the contrary from such Lender or such Issuing Bank prior to the making of such Loan or issuance of such Letter of Credit. The Agents may consult with legal counsel (who may be counsel for Holdings, the Borrower or their respective Affiliates), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by them in accordance with the advice of any such counsel, accountants or experts.

9.5 Delegation of Duties.

Each Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by such Agent. Each Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of Section 9.3 shall apply to any such sub-agent and to the Related Parties of such Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as such Agent.

9.6 Resignation of Administrative Agent and/or Collateral Agent.

A. Resignation of the Administrative Agent. The Administrative Agent and/or Collateral Agent may at any time give thirty (30) days’ prior written notice of its resignation to the Lenders, the Issuing Banks, Holdings and the Borrower. Additionally, if the Lender then acting as Administrative Agent is a Defaulting Lender, then the Administrative Agent may be removed by the Requisite Lenders or the Borrower. Upon receipt of any such notice of resignation, the Requisite Lenders shall have the right, with the written consent of Holdings and the Borrower if no Default or Event of Default shall have occurred and be continuing (such consent not to be unreasonably withheld or delayed), to appoint a successor Administrative Agent and/or Collateral Agent, as applicable, which shall be a bank with an office in New York or an Affiliate of any such bank with an office in New York. If no such successor shall have been so appointed by the Requisite Lenders and shall have accepted such appointment within 20 days after the retiring Administrative Agent and/or Collateral Agent, as the case may be, gives notice of its resignation, then the retiring Administrative Agent may, with the written consent of Holdings and the Borrower if no Event of Default under Section 8.1 or 8.5 shall have occurred and be continuing (such consent not to be unreasonably withheld or delayed) on behalf of the Lenders and the Issuing Banks, appoint a successor Administrative Agent and/or Collateral Agent, as applicable, meeting the qualifications set forth above; provided that if the Administrative Agent and/or Collateral Agent, as applicable, shall notify Holdings, the Borrower and the Lenders that no such successor is willing to accept such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent and/or Collateral Agent, as applicable, shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent and/or Collateral Agent, as applicable, shall instead be made by or to each Lender or each Issuing Bank directly, until such time as the Requisite Lenders appoint a successor Administrative Agent and/or Collateral

Agent, as applicable, as provided for above in this paragraph. Upon the acceptance of a successor’s appointment as Administrative Agent and/or Collateral Agent, as applicable, hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent and/or Collateral Agent, as applicable, and the retiring Administrative Agent and/or Collateral Agent, as applicable, shall be discharged from all of its duties and obligations hereunder and under the Loan Documents. The fees payable by Holdings and the Borrower to a successor Administrative Agent and/or Collateral Agent, as applicable, shall be the same as those payable to its predecessor unless otherwise agreed between Holdings, the Borrowers and such successor. After the retiring applicable Administrative Agent’s and/or Collateral Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Section 9 and Section 10.2 shall continue in effect for the benefit of such retiring Administrative Agent and/or Collateral Agent, as applicable, its sub–agents and their respective Related Parties in respect of any actions taken or omitted to be taken, by any of them while the retiring Administrative Agent and/or Collateral Agent, as applicable, was acting in such capacity.

9.7 Collateral Documents; Successor Collateral Agent.

Each Lender and Issuing Bank hereby further authorizes the Collateral Agent to enter into each Collateral Document as secured party on behalf of and for the benefit of the Lenders, each Issuing Bank and the other beneficiaries named therein and agrees to be bound by the terms of each Collateral Document; provided that the Collateral Agent shall not enter into or consent to any amendment, modification, termination or waiver of any provision contained in any Collateral Document without the prior consent of the Requisite Lenders (or, if required pursuant to Section 10.5, all the Lenders); provided that, notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 10.5) to execute any documents or instruments, and to take any other action requested by the Borrower having the effect of releasing any asset constituting Collateral from the Lien of the applicable Collateral Document or releasing any Guaranty of any Subsidiary Guarantor, in each case to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to in accordance with Section 10.5. Anything contained in any of the Loan Documents to the contrary notwithstanding, each Lender agrees that no Lender shall have any right individually to realize upon any of the Collateral under any Collateral Document, it being understood and agreed that all rights and remedies under the Collateral Documents may be exercised solely by the Collateral Agent for the benefit of the Lenders and the other beneficiaries named therein in accordance with the terms thereof.

9.8 Release of Guarantors.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 10.5) to execute any documents or instruments, and to take any other action requested by the Borrower having the effect of releasing any Guaranty of any Domestic Subsidiary Guarantor, in each case to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to in accordance with Section 10.5

9.9 Non-Reliance on Agents and Other Lenders.

Each Lender and each Issuing Bank acknowledges that it has, independently and without reliance upon any Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and each Issuing Bank also acknowledges that it will, independently and without reliance upon any Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

9.10 Duties of Other Named Entities.

To the extent that any Lender is identified in this Agreement as a Joint Lead Arranger or Joint Bookrunner, such Lender shall not have any right, power, obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders as such. Without limiting the foregoing, none of such Lenders shall have or be deemed to have a fiduciary relationship with any Lender.

SECTION 10.

MISCELLANEOUS

10.1 Assignments and Participations in Loans.

A. Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender and the Administrative Agent and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 10.1B, (ii) by way of participation in accordance with the provisions of Section 10.1D or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.1F (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.1D and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Issuing Banks and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

B. Assignments by Lenders.

(i) Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans and participations in the Letters of Credit at the time owing to it); provided that

(a) except in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment, Loans and participations in the Letters of Credit at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment, Loans or Letters of Credit subject to each such assignment (determined as of the date the Assignment Agreement or Non-Debt Fund Affiliate Assignment Agreement with respect to such assignment is delivered to the Administrative Agent) shall not be less than $2,500,000 or an integral multiple of $1,000,000 in excess thereof; provided, that two or more related Approved Funds will be treated as one assignee for purposes of determining compliance with the minimum assignment amount;

(b) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Commitments, Loans or participations in Letters of Credit assigned;

(c) any assignment by a Lender hereunder must be consented to by the Borrower, the Administrative Agent and each Issuing Bank (in each case, not to be unreasonably withheld, delayed or conditioned); provided, that the consent of the (x) the

Administrative Agent shall not be required if such assignment is made to an Affiliate of the assigning Lender and (y) Borrower shall not be required (i) if such assignment is made to another Lender or an Affiliate or Approved Fund of a Lender or (ii) during the continuance of an Event of Default; provided, further, that such consent of the Borrower shall be deemed to have been given if the Borrower have not responded within ten Business Days of their receipt of a request for such consent;

(d) the parties to each assignment shall (i) execute and deliver to the Administrative Agent an Assignment Agreement or, in the case of a Non-Debt Fund Affiliate Lender, a Non-Debt Fund Affiliate Assignment Agreement, via an electronic settlement system acceptable to the Administrative Agent or (ii) if previously agreed with the Administrative Agent, manually execute and deliver to the Administrative Agent an Assignment Agreement or, in the case of a Non-Debt Fund Affiliate, a Non-Debt Fund Affiliate Assignment Agreement, and, in each case, shall pay to the Administrative Agent a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent); provided, that only one such fee shall be payable in the case of concurrent assignments to Persons that, after giving effect to such assignments, will be Approved Funds or concurrent assignments by Approved Funds to one assignee;

(e) in the case of an assignment to a Non-Debt Fund Affiliate, each Non-Debt Fund Affiliate shall at each of the time of its execution of a written trade confirmation in respect of, and at the time of consummation of, such assignment either (A) affirm the No MNPI Representation or (B) if it is not able to affirm the No MNPI Representation, will inform the assignor and the assignor will deliver to such Non-Debt Fund Affiliate customary written assurance that it is a sophisticated investor and is willing to proceed with the assignment; and

(f) in the case of an assignment to a Non-Debt Fund Affiliate, if such Non-Debt Fund Affiliate subsequently assigns the Loans acquired by it in accordance with this Section 10.1B, such Non-Debt Fund Affiliate shall at the time of such assignment of such Loans held by it either (A) affirm the No MNPI Representation or (B) if it is not able to affirm the No MNPI Representation, the assignee will deliver to such Non-Debt Fund Affiliate customary written assurance that it is a sophisticated investor and is willing to proceed with the assignment; and

(g) the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and if required, applicable tax forms.

(ii) Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 10.1C, from and after the effective date specified in each Assignment Agreement or Non-Debt Fund Affiliate Assignment Agreement, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment Agreement or Non-Debt Fund Affiliate Assignment Agreement, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment Agreement or Non-Debt Fund Affiliate Assignment Agreement, be released from its obligations under this Agreement (and, in the case of an Assignment Agreement or Non-Debt Fund Affiliate Assignment Agreement covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.7 and 10.2 with respect to facts and circumstances occurring prior to the effective date of such assignment. An Eligible Assignee shall not be entitled to receive any greater payment under Section 2.7 than the assigning Lender would have been entitled to receive with respect to the Loan or portion of the Loan assigned to such Eligible Assignee, unless the grant to such Eligible Assignee is made with the Borrower’ prior written consent. Except in the case of an assignment to a

Lender, an Affiliate of a Lender or an Approved Fund with respect to a Lender, any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.1D.

C. Acceptance by Administrative Agent; Recordation in the Register. Upon its receipt of an Assignment Agreement or Non-Debt Fund Affiliate Assignment Agreement executed by an assigning Lender and an assignee representing that it is an Eligible Assignee, together with the processing and recordation fee referred to in Section 10.1B(i)(d) and any forms, certificates or other evidence with respect to United States federal income tax withholding matters that such assignee may be required to deliver to the Administrative Agent pursuant to Section 2.7E(vi), the Administrative Agent shall, if the Administrative Agent and the Borrower have consented to the assignment evidenced thereby (in each case to the extent such consent is required pursuant to Section 10.1B(i)), (a) accept such Assignment Agreement or Non-Debt Fund Affiliate Assignment Agreement by executing a counterpart thereof as provided therein (which acceptance shall evidence any required consent of the Administrative Agent to such assignment) and (b) record the information contained therein in a register maintained by the Administrative Agent, solely for this purpose as agent of the Borrower, for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The Administrative Agent shall maintain a copy of each Assignment Agreement and Non-Debt Fund Affiliate Assignment Agreement delivered to and accepted by it as provided in this Section 10.1C. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this Section 10.1C. The entries in the Register shall be conclusive absent manifest error, and the Borrower, each Agent, the Issuing Banks and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.

D. Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or any Administrative Agent, sell participations to any Person (other than a natural person or a Loan Party or any of their Subsidiaries, or any of their respective Affiliates) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that

(i) such Lender’s obligations under this Agreement shall remain unchanged,

(ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and

(iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver with respect to any action (i) effecting the extension of the final maturity, the scheduled amortization or the date fixed for the payment of interest or fees with respect to the Loan allocated to such participation, (ii) effecting a reduction of the principal amount of or affecting the rate of interest payable on any Loan or any fee allocated to such participation, (iii) releasing all or substantially all of the Collateral while the Secured Borrowing Base in In Effect, other than in accordance with Section 10.26, or (iv) releasing all or substantially all the value of the Guaranty. Subject to Section 10.1E, each Borrower agrees that each Participant shall be entitled to the benefits of Section 2.7 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.1B; provided that such Participant agrees to be subject to Section 2.8 as though it were a Lender. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.3 as though it were a Lender; provided such Participant agrees to be subject to Section 10.4 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”); provided, however, that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in “registered form” under Section 5f.103-1(c) of the Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

E. Limitations Upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 2.7 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. Without limiting the generality of the foregoing, a Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.7E with respect to U.S. withholding tax unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 2.7E(vi) as though it were a Lender.

F. Certain Pledges. Any Lender may, without the consent of the Administrative Agent or the Borrower, at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. Notwithstanding anything to the contrary contained herein, any Lender that is a Fund, without the consent of the Administrative Agent or the Borrower, may create a security interest in all or any portion of the Loans owing to it and the Notes, if any, held by it to the trustee or other representative for holders of obligations owed, or securities issued, by such Fund as security for such obligations or securities; provided that unless and until such trustee or other representative actually becomes a Lender in compliance with the other provisions of this Section 10.1, (i) no such pledge shall release the pledging Lender from any of its obligations under this Agreement and (ii) such trustee or other representative shall not be entitled to exercise any of the rights of a Lender under this Agreement and the Notes even though such trustee or other representative may have acquired ownership rights with respect to the pledged interest through foreclosure or otherwise.

G. Affiliate Lenders.

(i) Any Lender may, at any time, assign all or a portion of its Loans and Commitments under this Agreement to any Person who is or will become, after such assignment, an Affiliate Lender through (A) any open market transactions or (B) “dutch auctions” open to all applicable Lenders on a pro rata basis in accordance with customary procedures to be agreed between the Borrower and the Administrative Agent; provided that:

(a) Affiliate Lenders will not be entitled to receive, and will not receive, information provided solely to Lenders by the Administrative Agent or any Lender and will not be permitted to attend or participate in, and will not attend or participate in, meetings or conference calls attended solely by the Lenders and the Administrative Agent, other than the right to receives notices of Borrowings, notices or prepayments and other administrative notices in respect of its Loans or Commitments required to be delivered to Lenders pursuant to Article 2;

(b) Affiliate Lenders shall not have access to the Platform;

(c) each Affiliate Lender that purchases any Loans or Commitments pursuant to this Section 10.1G shall affirm the No MNPI Representation to the seller (and any Affiliate Lender that assigns any Loans shall affirm the No MNPI Representation to the buyer); and

(d) the aggregate principal amount of Loans and Commitments held at any one time by Non-Debt Fund Affiliate Lenders may not exceed 20% of the principal amount of all Loans and Commitments outstanding at such time.

(ii) Notwithstanding anything in Section 10.1 or the definition of “Required Lenders” or “Required Facility Lenders” to the contrary, for purposes of determining whether the Required Lenders have consented (or not consented) to (A) any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom or (B) subject to Section 10.1G(iii), with respect to any plan of reorganization pursuant to the Bankruptcy Code or (C) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, no Non-Debt Fund Affiliate Lender shall have any right to consent (or not consent), otherwise act or direct or require the Administrative Agent or any Lender to take (or refrain from taking) any such action and:

(a) all Loans and Commitments held by any Non-Debt Fund Affiliate Lenders shall be deemed to be not outstanding for all purposes of calculating whether the Requisite Lenders or Requisite Class Lenders have taken any action;

(b) all Loans and Commitments held by Non-Debt Fund Affiliate Lenders shall be deemed to be not outstanding for all purposes of calculating whether all Lenders have taken any action unless the result of such action would reasonably be expected to deprive such Non-Debt Fund Affiliate Lender of its pro rata share (compared to Lenders which are not Non-Debt Fund Affiliate Lenders) of any payments to which such Non-Debt Fund Affiliate Lender is entitled under the Loan Documents without such Non-Debt Fund Affiliate Lender providing its consent (in which case for purposes of such action such Non-Debt Fund Affiliate Lender shall have the same voting rights as other Lenders which are not Non-Debt Fund Affiliate Lenders); and

(c) all Loans and Commitments held by Debt Fund Affiliates shall be deemed to be not outstanding to the extent such Loans and Commitments would account for more than 50% of the amount of Loans and Commitments included in determining whether the Requisite Lenders or Requisite Class Lenders have taken or consented to any action (it being understood that such excess amount of Loans and Commitments shall be deemed not to be outstanding on a pro rata basis among all Debt Fund Affiliates in accordance with the respective amounts of such Loans and Commitments held by them).

(d) Loans held by Debt Fund Affiliate Lenders may not account for more than 49.9% of the Loans of consenting Lenders included in determining whether the Required Lenders have consented to any action pursuant to Section 10.5.

(iii) Notwithstanding anything in this Agreement or any other Loan Document to the contrary, to the fullest extent permitted by Applicable Laws, each Non-Debt Fund Affiliate Lender hereby agrees that, if a proceeding under the Bankruptcy Code shall be commenced by or against the

Borrower or any other Loan Party at a time when such Lender is an Affiliate Lender, such Affiliate Lender irrevocably (but subject to the immediately following proviso) authorizes and empowers the Administrative Agent to vote, on behalf of such Affiliate Lender, the Loans and Commitments held by such Affiliate Lender in the same proportion as Lenders that are not Affiliate Lenders shall have voted on such matter (unless the Administrative Agent instructs such Affiliate Lender to vote such Loans in such manner, in which case such Affiliate Lender shall vote such Loan in such manner); provided that such Affiliate Lender shall be entitled to vote in accordance with its sole discretion in connection with any plan of reorganization to the extent any such plan of reorganization proposes to treat any Obligations held by such Affiliate Lender in a manner that is less favorable in any material respect to such Affiliate Lender than the proposed treatment of similar Obligations held by Lenders that are not Affiliates of the Borrower, and no Non-Debt Fund Affiliate Lender may make or bring (or participate in, other than as a passive participant in) any claim, in its capacity as a Lender, against any Agent hereunder.

(iv) The Borrower shall maintain at its offices a copy of each Assignment and Assumption delivered to it by any Affiliate Lender and each other notification from an Affiliate Lender referred to below (the “Affiliate Lender Register”). Each Affiliate Lender shall advise the Borrower and the Administrative in writing of (x) any proposed acquisition or disposition of Loans or Commitments by such Affiliate Lender and (y) whether such Lender is a Debt Fund Affiliate. The Borrower shall advise the Administrative Agent in writing of any proposed assignment to any Affiliate Lender at least three Business Days prior to the time such assignment is scheduled to occur unless the Administrative Agent shall have been notified thereof by the Affiliate Lender. Additionally, if any Lender becomes an Affiliate Lender at a time that such Lender holds any Loans or Commitments, such Lender shall promptly advise the Borrower and the Administrative Agent that such Lender is an Affiliate Lender. Copies of the Affiliate Lender Register shall be provided to the Administrative Agent and the Affiliate Lenders upon request. Notwithstanding the foregoing if at any time (if applicable, after giving effect to any proposed assignment to an Affiliate Lender), all Non-Debt Fund Affiliate Lenders own or would own, in the aggregate, more than 20% of the principal amount of all then outstanding Loans and Commitments (x) any proposed pending assignment to a Non-Debt Fund Affiliate Lender that would cause such threshold to be exceeded shall not become effective or be recorded in the Affiliate Lender Register, (y) in the event that a Non-Debt Fund Affiliate Lender has acquired any Loans pursuant to an assignment which was not recorded in the Affiliate Lender Register, the assignment of such Loans or Commitments (as applicable) shall be null and void ab initio and (z) if such threshold is exceeded solely as a result of a Lender becoming an Affiliate Lender after it has acquired Loans or Commitments, such Affiliate Lender shall assign sufficient Loans and Commitments so that Non-Debt Fund Affiliate Lenders in the aggregate own less than 20% of the aggregate principal amount of Loans and Commitments then outstanding. The Administrative Agent may conclusively rely upon the Affiliate Lender Register in connection with any amendment or waiver hereunder and shall not have any responsibility for monitoring any acquisition or disposition of Loans or Commitments by any Affiliate Lender or for any losses suffered by any Person as a result of any purported assignment to or from an Affiliate Lender.

(v) Any Affiliate Lender may (but is not required to) contribute any Loans acquired by it to Holdings or any of its Subsidiaries, and any such Loans so contributed shall be automatically and permanently cancelled (and any gain resulting from any such cancellation shall be excluded from the determination of Consolidated Net Income).

H. Defaulting Lenders, etc. In the event that any Lender shall become a Defaulting Lender or S&P, Moody’s or Thompson’s BankWatch (or InsuranceWatch Ratings Service, in the case of Lenders that are insurance companies (or Best’s Insurance Reports, if such insurance company is not rated by Insurance Watch Ratings Service)) shall, after the date that any Lender becomes a Lender, downgrade the long-term certificate deposit ratings of such Lender, and the resulting ratings shall be below BBB-, Baa3 and C (or BB, in the case of a Lender that is an insurance company (or B, in the case of an insurance company not rated by

InsuranceWatch Ratings Service)) (or, with respect to any Lender that is not rated by any such ratings service or provider, an Issuing Bank shall have reasonably determined that there has occurred a material adverse change in the financial condition of any such Lender, or a material impairment of the ability of any such Lender to perform its obligations hereunder, as compared to such condition or ability as of the date that any such Lender became a Lender) then each of the Issuing Banks shall have the right, but not the obligation, at its own expense, upon notice to such Lender and the Administrative Agent, to replace such Lender with an assignee (in accordance with and subject to the restrictions contained in paragraph B above), and such Lender hereby agrees to transfer and assign without recourse (in accordance with and subject to the restrictions contained in paragraph B above) all its interests, rights and obligations in respect of its Commitment to such assignee; provided, however, that (i) no such assignment shall conflict with any Applicable Law and (ii) the Issuing Banks or such assignee, as the case may be, shall pay to such Lender in immediately available funds on the date of such assignment the principal of and interest accrued to the date of payment on the Loans made by such Lender hereunder and all other amounts accrued for such Lender’s account or owed to it hereunder.

I. Certain Taxes. Any Other Taxes imposed in respect of an assignment or participation (other than an assignment pursuant to Section 2.8B) shall be the responsibility of either the assigning Lender or the assignee in the case of an assignment or the Lender or the Participant in the case of a participation but, for the avoidance of doubt, shall not be the responsibility of the Borrower.

10.2 Expenses; Indemnity; Damage Waiver.

A. Costs and Expenses. The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, the Arranger or any of their respective Affiliates, including the reasonable fees, charges and disbursements of counsel for such Persons, in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) (but limited, in the case of legal fees and expenses, to the reasonable and documented out-of-pocket fees, disbursements and other charges of one counsel for the Administrative Agent, Arrangers and their Affiliates taken as a whole in each jurisdiction, and solely in the case of a conflict of interest, one additional counsel in each jurisdiction relevant to each group of affected Persons similarly situated, taken as a whole); (ii) all reasonable out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder; and (iii) all out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent, any Lender or any Issuing Bank, including the fees, charges and disbursements of any counsel for the Administrative Agent, the Collateral Agent, any Lender or any Issuing Bank, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section 10.2A, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

B. Indemnification. Holdings and the Borrower shall, jointly and severally, indemnify the Arranger, each Agent (and any sub-Agent thereof), each Issuing Bank, each Lender and each Related Party of any of the foregoing Persons (each such Person and their respective Related Parties being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable fees, charges and disbursements of any counsel for any Indemnitee (but limited, in the case of legal fees and expenses, to the reasonable and documented out-of-pocket fees, disbursements and other charges of one counsel for all Indemnitees taken as a whole in each relevant jurisdiction, and solely in the case of a conflict of interest, one additional counsel in each jurisdiction relevant to each group of affected Indemnitees similarly situated, taken as a whole) incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder, (ii) any Loan, Letter of Credit or use of the proceeds therefrom by any Loan Party or any of its Subsidiaries, (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by Holdings or any of its Subsidiaries, or any Environmental Claim or Environmental Liability related in any way to Holdings or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto or whether such claim, litigation, investigation or proceeding is brought by a third party or by Holdings or the Borrower or any of their Affiliates; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (A) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of any Indemnitee or, to the extent acting at the direction of any Indemnitee, any partners, agents, advisors or representatives of such Indemnitee, (B) are determined by a court of competent jurisdiction by final and nonappealable judgment to have arisen from a material breach of the obligations of such Indemnitee under the Loan Documents or, to the extent acting at the direction of any of Indemnitee, any partners, agents, advisors or representatives of such Indemnitee or (C) arise from disputes solely among the Indemnitees other than claims against an Indemnitee in its capacity or in fulfilling its role as an Agent, Arranger, Issuing Bank or other similar role under this Agreement and other than claims arising out of any act or omission of the Borrower or any of its affiliates. This Section 10.2B shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

C. Reimbursement by the Lenders. To the extent that Holdings or the Borrower fails to pay any amount required under Section 10.2A or 10.2B to be paid by it to any Agent (or any sub-Agent thereof), any Issuing Bank or any Related Party of any of the foregoing (and without limiting their obligation to do so), each Lender severally agrees to pay to such Agent (or any such sub-Agent), any Issuing Bank or such Related Party, as the case may be, such Lender’s Pro Rata Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against such Agent (or any such sub-Agent) or such Issuing Bank in its capacity as such, or against any Related Party of any of the foregoing acting for such Agent (or any such sub-Agent) or such Issuing Bank in connection with such capacity. The obligations of the Lenders under this Section 10.2C are subject to the provisions of Section 10.12.

D. Waiver of Consequential Damages, Etc. To the fullest extent permitted by Applicable Law, no party hereto shall assert, and they each hereby waive, any claim against all other parties hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof; provided that nothing contained in this Section 10.2D shall limit the indemnity and reimbursements obligations set forth in Section 10.2B hereof. No Indemnitee referred to in Section 10.2B above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, unless such damages are directly caused by the bad faith, gross negligence or willful misconduct of such Indemnitee as determined by a court of competent jurisdiction by final and nonappealable judgment.

E. Payments. All amounts due under this Section 10.2 shall be payable promptly after demand therefor.

10.3 Right of Set-Off.

Without limitation of any other rights of the Agents, the Lenders or the Issuing Banks, if an Event of Default shall have occurred and be continuing, each Agent, each Lender, each Issuing Bank and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by

Applicable Law, upon any Obligation becoming due and payable hereunder to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Agent, Lender, Issuing Bank or any such Affiliate to or for the credit or the account of any Loan Party against any and all of such Obligations, irrespective of whether or not such Agent, Lender or Issuing Bank shall have made any demand under this Agreement or any other Loan Document and although such Obligations are owed to a branch or office of such Agent, Lender or Issuing Bank different from the branch or office holding such deposit or obligated on such indebtedness. The rights of the Agents, Lenders, Issuing Bank and their respective Affiliates under this Section 10.3 are in addition to other rights and remedies (including other rights of setoff) which the Agents, Lenders, Issuing Banks or their respective Affiliates may have. Each Agent, Lender and Issuing Bank agrees promptly to notify the Borrower and the Administrative Agent after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.

10.4 Sharing of Payments by Lenders.

If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or other obligations hereunder resulting in such Lender’s receiving payment of a proportion of the aggregate amount of its Loans and accrued interest thereon or other such obligations greater than its Pro Rata Share thereof as provided herein, then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, to the end that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to (x) any payment made by Holdings or the Borrower pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or Participant, other than to Holdings or any of its Subsidiaries (as to which the provisions of this paragraph shall apply). Each of Holdings and the Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each of Holdings and the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of Holdings or the Borrower, as the case may be, in the amount of such participation.

10.5 Amendments and Waivers.

A. Amendment and Waivers. No amendment, modification, termination or waiver of any provision of this Agreement or of the Notes, or consent to any departure by the Borrower or any other Loan Party therefrom, shall in any event be effective without the written concurrence of the Requisite Lenders; provided that any such amendment, modification, termination, waiver or consent which: (a) reduces or forgives the principal amount of any of the Loans, any interest on the Loans, fees or reimbursement obligations; (b) changes in any manner any provision of this Agreement which, by its terms, expressly requires the approval or concurrence of all the Lenders; (c) postpones the scheduled final maturity date or any scheduled amortization of any of the Loans; (d) postpones the date or reduces the amount of any scheduled payment (but not prepayment) of principal of any of the Loans or of any scheduled reduction or termination of the Commitments; (e) postpones the date on which any interest, fees or reimbursement obligations are payable; (f) decreases the interest rate borne by any of the Loans (other than any waiver of any increase in the interest rate applicable to any of the Loans pursuant to Section 2.2E) or the amount of any fees payable hereunder; it being understood that any amendment to the definition of “Capitalization Ratio” will not constitute a reduction in the Commitment Fee or Applicable Margin for purpose of this clause (f); (g) increases the maximum duration of Interest Periods permitted hereunder; (h) changes in any manner the provisions contained in

Sections 2.4B, 2.4C(iii), 8.1 or 10.4, or this Section 10.5; (i) increases the Commitments of any Lender; or (j) imposes any restrictions on the ability of any Lender to assign all or a portion of its rights and obligations under this Agreement (other than as provided in Section 10.1 as of the Effective Date) shall be effective only if evidenced by a writing signed by or on behalf of all the Lenders to whom Obligations are owed or who have Commitments outstanding being directly affected by such amendment, modification, termination, waiver or consent (the consent of the Requisite Lenders not being required for any such change); provided further that any such amendment, modification, termination, waiver or consent which (v) reduces the percentage specified in the definition of the “Requisite Lenders” or “Requisite Class Lender” (it being understood that, with the consent of the Requisite Lenders, additional extensions of credit pursuant to this Agreement may be included in the definition of the “Requisite Lenders” on substantially the same basis as the Commitments are included on the Effective Date); (w) releases all or substantially all of the Collateral (other than pursuant to Section 10.26); (x) permits the Loan Parties to encumber the Collateral or permits the subordination of the Lenders’ Lien on the Collateral other than as expressly provided in the Loan Documents; (y) releases of all or substantially all the value of the Guaranty; or (z) amends the definition of “Pro Rata Shares” shall be effective only if evidenced by a writing signed by or on behalf of all the Lenders; provided still further that any amendment, modification, termination, waiver or consent which amends or modifies the definition of “Approved Fund,” “Eligible Assignee,” or “Fund,” or Section 10.1 to the extent further restricting assignments, shall be effective only if evidenced by a written consent of the Requisite Lenders and the Administrative Agent. In addition, (i) no amendment, modification, termination or waiver of any provision of any Note shall be effective without the written concurrence of the Lender which is the holder of that Note, (ii) no increase in the Commitments of any Lender over the amount thereof then in effect shall be effective without the written concurrence of that Lender, it being understood and agreed that in no event shall waivers or modifications of conditions precedent, covenants, Defaults, Events of Default or of a mandatory prepayment or a reduction of any or all of the Commitments be deemed to constitute an increase of the Commitment of any Lender and that an increase in the available portion of any Commitment of any Lender shall not be deemed to constitute an increase in the Commitment of such Lender, (iii) no amendment, modification, termination or waiver of any provision of Section 3, this Section 10.5 or any other provision of this Agreement relating to the rights or obligations of an Issuing Bank shall be effective without the written concurrence of such Issuing Bank and (iv) no amendment, modification, termination or waiver of any provision of Section 9 or of any other provision of this Agreement which, by its terms, expressly requires the approval or concurrence of the Administrative Agent shall be effective without the written concurrence of the Administrative Agent. The Administrative Agent may, but shall have no obligation to, with the concurrence of any Lender, execute amendments, modifications, waivers or consents on behalf of that Lender and no amendment, modification, termination or waiver which has the effect of changing any payment, voluntary or mandatory prepayments or Commitment reductions applicable to any Class (the “Affected Class”) in a manner that disproportionately disadvantages such Class relative to the other Class shall be effective without the written concurrence of the Requisite Class Lenders of the Affected Class (it being understood and agreed that any amendment, modification, termination or waiver of any such provision which only postpones or reduces any voluntary or mandatory prepayment or Commitment reduction from those set forth in Section 2.4 with respect to one Class but not the other Classes shall be deemed to disproportionately disadvantage such one Class but not to disproportionately disadvantage such other Classes for purposes of this clause). Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 10.5 shall be binding upon each Lender at the time outstanding, each future Lender and, if signed by the Borrower, on the Borrower and Holdings.

Notwithstanding anything in this Section 10.5A to the contrary, this Agreement and the other Loan Documents may be amended (or amended and restated) (i) with the written approval of the Administrative Agent, Holdings and the lenders of the additional Commitments incurred pursuant to Section 2.1A(ii) to implement the additional Commitments incurred pursuant to and in accordance with Section 2.1A(ii), (ii) with the written approval of the Administrative Agent, Holdings and the Accepting Lenders to implement any Loan Modification Offer that becomes effective pursuant to and in accordance with Section 2.9 or (iii) with the written approval of the Administrative Agent and Holdings to cure any ambiguity, omission, defect or inconsistency so long as the Lenders shall have received at least five (5) Business Days prior written notice thereof and the Administrative Agent shall not have received, within five (5) Business Days of the date of such notice to the Lenders, a written notice from (x) the Required Lenders stating that the Required Lenders object to such amendment or (y) if affected by such amendment, any Issuing Bank stating that it objects to such amendment.

B. Non-Consenting Lenders. Each Lender grants (x) to the Administrative Agent the right to purchase all (but not less than all) of such Lender’s Commitments and Loans owing to it and the Notes held by it and all of its rights and obligations hereunder and under the other Loan Documents, and (y) to the Borrower the right to cause an assignment of all (but not less than all) of such Lender’s Commitments and Loans owing to it, its participations in the Notes held by it and all of its rights and obligations hereunder and under the other Loan Documents to Eligible Assignees, which right may be exercised by the Administrative Agent or the Borrower, as the case may be, if such Lender (a “Non-Consenting Lender”) refuses to execute any amendment, waiver or consent which requires the written consent of Lenders other than Requisite Lenders (including such Non-Consenting Lender) and to which Requisite Lenders, the Administrative Agent and the Borrower have otherwise agreed; provided that (i) such Eligible Assignee executes such amendment, waiver or consent, (ii) the Administrative Agent shall waive, or the Borrower or the Eligible Assignee shall pay, as the case may be, any required assignment fee, and such Non-Consenting Lender shall receive, in connection with such assignments, payment equal to the aggregate amount of outstanding Loans owed to such Lender (together with all accrued and unpaid interest, fees and other amounts (other than contingent indemnity obligations not then due and payable), including amounts owed under Section 2.6D, owed to such Lender); and (iii) no such assignment shall conflict with any Applicable Law. Each Lender agrees that if the Administrative Agent or the Borrower, as the case may be, exercise their option hereunder, they shall promptly execute and deliver all agreements and documentation necessary to effectuate such assignment as set forth in Section 10.1. The Administrative Agent shall be entitled (but not obligated) to execute and deliver such agreement and documentation on behalf of such Non-Consenting Lender and any such agreement and/or documentation so executed by the Administrative Agent shall be effective for purposes of documenting an assignment pursuant to Section 10.1.

10.6 Independence of Covenants.

All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another such covenant shall not avoid the occurrence of a Default or Event of Default if such action is taken or condition exists.

10.7 Notices.

A. Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 10.7B below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile as follows: (i) if to the Borrower, Holdings or any Subsidiary of Holdings, to c/o Brookfield Residential Properties Inc., 4906 Richard Road S.W. Calgary, Alberta T3E 6L1, Canada, attention: General counsel (Facsimile No. (403) 231-8960; Telephone No. (403) 231-8900); (ii) if to the Administrative Agent or to Credit Suisse AG at Credit Suisse AG, Eleven Madison Avenue, 23rd Floor, New York, NY 10010, Attention: Loan Operations – Agency Manager (Facsimile No. (212) 322-2291; Telephone No. (919) 994-6001; email agency.loanops@credit-suisse.com); and (iii) if to a Lender, to it at its address (or facsimile number) set forth in its Administrative Questionnaire. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications, to the extent provided in Section 10.7B below, shall be effective as provided in said Section 10.7B.

B. Electronic Communications. Each of Holdings and the Borrower hereby agrees, unless directed otherwise by the Administrative Agent or unless the electronic mail address referred to below has not been provided by the Administrative Agent to the Borrower, that it will, and will cause its Subsidiaries to, provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Loan Documents or to the Lenders under Section VI, including all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that is or relates to a Notice of Borrowing, a notice pursuant to Section 2.1 or a notice requesting the issuance, amendment, extension or renewal of a Letter of Credit pursuant to Section 3 relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, provides notice of any Default or Event of Default under this Agreement or any other Loan Document or is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any Borrowing or other extension of credit hereunder (all such nonexcluded communications being referred to herein collectively as “Communications”), by transmitting the Communications in an electronic/soft medium that is properly identified in a format reasonably acceptable to the Administrative Agent to an electronic mail address as directed by the Administrative Agent. In addition, each of Holdings and the Borrower agrees, and agrees to cause its Subsidiaries, to continue to provide the Communications to the Administrative Agent or the Lenders, as the case may be, in the manner specified in the Loan Documents but only to the extent requested by the Administrative Agent.

C. Change of Address, Etc. Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

D. Platform. The Borrower hereby acknowledges that (a) the Administrative Agent will make available to the Lenders and the Issuing Banks materials and/or information provided by, or on behalf of, the Borrower hereunder (collectively, the “Borrower Materials”) by posting the Borrower Materials on Intralinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material nonpublic information with respect to the Borrower or its securities) (each, a “Public Lender”). The Borrower hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent and the Lenders to treat such Borrower Materials as not containing any material nonpublic information with respect to the Borrower or its securities for purposes of United States Federal and state securities laws (provided that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 10.8); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated as “Public Investor,” and (z) the Administrative Agent shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not marked as “Public Investor.” Notwithstanding the foregoing, the following Borrower Materials shall be deemed to be marked “PUBLIC,” unless the Borrower notifies the Administrative Agent promptly that any such document contains material nonpublic information: (i) the Loan Documents, (ii) notification of changes in the terms of the Loan Documents and (iii) all information delivered pursuant to Section 6.1 other than budgets delivered pursuant to Section 6.1(vii).

E. Public Lenders. Each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable law, including United States federal and state securities laws, to make reference to communications that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States federal or state securities laws.

F. Terms of Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” NEITHER THE ADMINISTRATIVE AGENT NOR ANY OF ITS RELATED PARTIES WARRANTS THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS OR THE ADEQUACY OF THE PLATFORM AND EACH EXPRESSLY DISCLAIMS LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OF THIRD-PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS IS MADE BY THE ADMINISTRATIVE AGENT OR ANY OF ITS RELATED PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS RELATED PARTIES HAVE ANY LIABILITY TO ANY LOAN PARTY, ANY LENDER OR ANY OTHER PERSON FOR DAMAGES OF ANY KIND, WHETHER OR NOT BASED ON STRICT LIABILITY AND INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY LOAN PARTY’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY SUCH PERSON IS FOUND IN A FINAL RULING BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED FROM SUCH PERSON’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

10.8 Survival of Representations, Warranties and Agreements.

A. All representations, warranties and agreements made herein shall survive the execution and delivery of this Agreement and the making of the Loans and the issuance of the Letters of Credit hereunder.

B. Notwithstanding anything in this Agreement or implied by law to the contrary, the agreements of Holdings and the Borrower set forth in Sections 2.6D, 2.7, 10.2, 10.3 and 10.18 and the agreements of the Lenders set forth in Sections 9.2, 9.3, 9.4, 10.2C, 10.3, 10.4 and 10.19 shall survive the payment of the Loans, the cancellation or expiration of the Letters of Credit and the reimbursement of any amounts drawn or paid thereunder, and the termination of this Agreement.

10.9 Failure or Indulgence Not Waiver; Remedies Cumulative.

No failure or delay on the part of the Administrative Agent or any Lender in the exercise of any power, right or privilege hereunder or under any other Loan Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing under this Agreement and the other Loan Documents are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.10 Marshaling; Payments Set Aside.

Neither the Administrative Agent nor any Lender shall be under any obligation to marshal any assets in favor of the Borrower, any other Loan Party or any other party or against or in payment of any or all of the Obligations. To the extent that the Borrower or any other Loan Party makes a payment or payments to the Administrative Agent or the Lenders (or to the Administrative Agent or the Collateral Agent for the benefit of the Lenders), or the Administrative Agent or the Lenders enforce any security interests or exercise their rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state, provincial or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such enforcement or setoff had not occurred.

10.11 Severability.

In case any provision in or obligation under this Agreement or the Notes shall be invalid, illegal or unenforceable in any jurisdiction to the fullest extent permitted by law, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

10.12 Obligations Several; Independent Nature of the Lenders’ Rights.

The obligations of the Lenders and the Issuing Banks hereunder are several and no Lender or Issuing Bank shall be responsible for the obligations or Commitments of any other Lender or Issuing Bank hereunder. Nothing contained herein or in any other Loan Document, and no action taken by the Lenders and the Issuing Banks pursuant hereto or thereto, shall be deemed to constitute the Lenders and the Issuing Banks as a partnership, an association, a joint venture or any other kind of entity. The amounts payable at any time hereunder to each Lender and each Issuing Bank shall be a separate and independent debt, and each Lender and each Issuing Bank shall be entitled to protect and enforce its rights arising out of this Agreement and it shall not be necessary for any other Lender or other Issuing Bank to be joined as an additional party in any proceeding for such purpose.

10.13 Maximum Amount.

A. It is the intention of Holdings, the Borrower, each Issuing Bank and the Lenders to conform strictly to the usury and similar laws relating to interest from time to time in force (including the relevant provisions of the Criminal Code (Canada)), and all agreements between the Loan Parties and their respective Subsidiaries and the Lenders and Issuing Bank, whether now existing or hereafter arising and whether oral or written, are hereby expressly limited so that in no contingency or event whatsoever, whether by acceleration of maturity hereof or otherwise, shall the amount paid or agreed to be paid in the aggregate to the Lenders as interest (whether or not designated as interest, and including any amount otherwise designated but deemed to constitute interest by a court of competent jurisdiction) hereunder or under the other Loan Documents or in any other agreement given to secure the Indebtedness or obligations of the Borrower to the Lenders, or in any other document evidencing, securing or pertaining to the Indebtedness evidenced hereby, exceed the maximum amount permissible under applicable usury or such other laws (the “Maximum Amount”). If under any circumstances whatsoever fulfillment of any provision hereof, or any of the other Loan Documents, at the time performance of such provision shall be due, shall involve exceeding the Maximum Amount, then, ipso facto, the obligation to be fulfilled shall be reduced to the Maximum Amount (in the case of any such reduction for the purpose of complying with the Criminal Code (Canada), first by reducing the amount or rate of interest and second by reducing any fees, commissions, costs, expenses, premiums and other amounts which would constitute “interest” for purposes of section 347 thereof). For the purposes of calculating the actual amount of interest paid and/or payable hereunder in respect of laws pertaining to usury or such other laws, all sums paid or agreed to be paid to the holder hereof for the use, forbearance or detention of the Indebtedness of the Borrower evidenced hereby, outstanding from time to time shall, to the extent permitted by Applicable Law, be amortized, pro-rated, allocated and spread from the date of disbursement of the proceeds of the Notes until payment in full of all of such Indebtedness, so that the actual rate of interest on account of such Indebtedness is uniform through the term hereof. The terms and provisions of this Section shall control and supersede every other provision of all agreements between the Borrower or any endorser of the Notes and the Lenders and Issuing Bank.

B. If under any circumstances any Lender or Issuing Bank shall ever receive an amount which would exceed the Maximum Amount, such amount shall be treated as a voluntary prepayment under Section 2.4A(i) and shall be so applied in accordance with Section 2.4 hereof or if such excessive interest exceeds the unpaid balance of the Loans and any other Indebtedness of the Borrower in favor of such Lender or Issuing Bank, the excess shall be deemed to have been a payment made by mistake and shall be refunded to the Borrower.

10.14 Headings.

Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.

10.15 Applicable Law.

THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

10.16 Successors and Assigns.

This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of the Lenders (it being understood that the Lenders’ rights of assignment are subject to Section 10.1). None of Holdings or the Borrower’s rights or obligations hereunder or any interest therein may be assigned or delegated by Holdings or the Borrower without the prior written consent of all Lenders.

10.17 Consent to Jurisdiction and Service of Process.

A. SUBMISSION TO JURISDICTION. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN AND OF THE UNITED STATES DISTRICT COURT SITTING IN THE BOROUGH OF MANHATTAN, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ONLY IN SUCH FEDERAL COURT (EXCEPT THAT IN THE CASE OF ANY BANKRUPTCY, INSOLVENCY OR SIMILAR PROCEEDINGS WITH RESPECT TO ANY LOAN PARTY, ACTIONS OR PROCEEDINGS RELATED TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS MAY BE BROUGHT IN SUCH COURT HOLDING SUCH BANKRUPTCY, INSOLVENCY OR SIMILAR PROCEEDINGS). EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT ANY AGENT, ANY LENDER OR ANY ISSUING BANK MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST HOLDINGS, THE BORROWER OR THEIR RESPECTIVE PROPERTIES IN THE COURTS OF ANY JURISDICTION. IT IS UNDERSTOOD BY THE PARTIES THAT THE FOREGOING SHALL NOT APPLY TO ANY BANKRUPTCY, INSOLVENCY OR SIMILAR LAW OR ANY PROCEEDING THEREUNDER.

B. WAIVER OF VENUE. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN SECTION 10.17A. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO

THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

C. Service of Process. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 10.7. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by Applicable Law. Holdings irrevocably designates and appoints Borrower (in such capacity, the “Process Agent”) as its authorized agent upon which process may be served. Holdings hereby agrees that service of any process by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile to the Process Agent shall be effective service of process.

10.18 Waiver of Jury Trial.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON PARTY HERETO HAS REPRESENTED TO SUCH PARTY, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.19 Confidentiality.

Each Agent, each Lender and each Issuing Bank agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates’ and their respective partners, directors, officers, employees, advisors, representatives, agents, trustees, administrators, managers and numbering, administration and settlement service providers (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential as provided herein), (b) to the extent requested by any regulatory authority (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 10.19, to (i) any assignee or pledgee of or Participant in, or any prospective assignee or pledgee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its partners, directors, officers, employees, advisors, representatives, agents, trustees, administrators, managers and numbering, administration and settlement service providers) to any swap, derivative or other transaction under which payments are to be made by reference to Holdings, the Borrower or their respective obligations, this Agreement or payments hereunder, (g) with the consent of the Borrower (such consent not to be unreasonably withheld or delayed), (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section 10.19 or (y) becomes available to any Agent, any Issuing Bank or any Lender on a nonconfidential basis from a source other than a Loan Party or its Affiliates or (i) on a confidential basis to (x) any nationally recognized rating agency that requires access to information about a Lender’s investment portfolio in connection with ratings issued with respect to such Lender or in connection with rating Holdings, the Borrower or any of their respective Subsidiaries or the Loans or (y) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Loans. In addition, the Agents, the Lenders and the Issuing Banks may disclose the existence of this Agreement and information about this Agreement to market data collectors, providers of similar services to the lending industry and service providers to the Administrative Agent in connection with the administration and management of this Agreement and the other Loan Documents. Notwithstanding anything in this Section 10.19 to the contrary, to the extent any Agent or Lender discloses Information pursuant to any provision of this Section 10.19, it shall (v) use good faith efforts to do so in such a manner as would be reasonably likely to maintain the confidentiality thereof, and (w) in the case of disclosures outside the ordinary course pursuant to clauses (b) or (c) above (it being understood that disclosures pursuant to clause (b) above in connection with bank or audit exams are in the ordinary course), to the extent practicable (following the exercise of commercially reasonable efforts) and not prohibited by Applicable Law, notify the Borrower of such proposed disclosure as far in advance of such disclosure as practicable and, at the request of the Borrower and the expense of such Agent or such Lender, use commercially reasonable efforts to ensure that any Information so disclosed is accorded confidential treatment.

For purposes of this Section 10.19, “Information” means all written information received from Holdings or any of its Subsidiaries or any of their respective Affiliates relating to Holdings or any of its Subsidiaries or any of their respective businesses, which to the extent received on or after the Effective Date, is clearly identified as confidential by the Borrower or Holdings. Any Person required to maintain the confidentiality of Information as provided in this Section 10.19 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each Lender acknowledges that Information furnished to it pursuant to this Agreement may include material non-public information concerning the Loan Parties and their respective Related Parties or their respective securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with those procedures and Applicable Law, including Federal and state securities laws.

All Information, including requests for waivers and amendments, furnished by Holdings, the Borrower or the Administrative Agent pursuant to, or in the course of administering, this Agreement will be syndicate-level Information, which may contain material non-public information about the Loan Parties and their respective Related Parties or their respective securities. Accordingly, each Lender represents to Holdings, the Borrower and the Administrative Agent that it has identified in its Administrative Questionnaire a credit contact who may receive Information that may contain material non-public information in accordance with its compliance procedures and Applicable Law.

10.20 Integration; Electronic Execution.

A. Integration. This Agreement and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent or the Arranger constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

B. Electronic Execution of Loan Documents. The words “execution,” “signed,” “signature,” and words of like import in this Agreement and any other Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

10.21 USA Patriot Act Notification.

The following notification is provided to the Loan Parties pursuant to Section 326 of the USA PATRIOT Act:

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account, including any deposit account, treasury management account, loan, other extension of credit, or other financial services product.

What this means for any Loan Party: When a Loan Party opens an account, if the Loan Party is an individual, the Agents, the Issuing Banks and the Lenders will ask for the Loan Party’s name, residential address, tax identification number, date of birth, and other information that will allow the Agents, the Issuing Banks and the Lenders to identify the Loan Party, and, if the Loan Party is not an individual, the Agents, the Issuing Banks and the Lenders will ask for the Loan Party’s name, tax identification number, business address, and other information that will allow the Agents, the Issuing Banks and the Lenders to identify the Loan Party. The Agents, the Issuing Banks and the Lenders may also ask, if the Loan Party is an individual, to see the Loan Party’s driver’s license or other identifying documents, and, if the Loan Party is not an individual, to see the Loan Party’s legal organizational documents or other identifying documents.

The Agents, the Issuing Banks and the Lenders may also be required to obtain, verify and record similar information under other applicable anti-money laundering laws, rules and regulations, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

10.22 Agency of the Borrower for each other Loan Party.

Each of Holdings and the other Loan Parties appoints the Borrower as its agent for all purposes relevant to this Agreement and the other Loan Documents, including the giving and receipt of notices and the execution and delivery of all documents, instruments and certificates contemplated herein and therein and all modifications hereto and thereto.

10.23 No Fiduciary Duties.

In connection with all aspects of each transaction contemplated hereby, Holdings and the Borrower acknowledge and agree that: (a) the extensions of credit provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document) are an arm’s-length commercial transaction between Holdings, the Borrower and the other Loan Parties and their respective Affiliates, on the one hand, and the Agents, the Arrangers and the Lenders, on the other hand, and Holdings, the Borrower and the other Loan Parties are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents (including any amendment, waiver or other modification hereof or thereof); (b) in connection with the process leading to such transaction, each Agent, each Arranger and each Lender is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary, for any of Holdings, the Borrower, any other Loan Party or any of their respective Affiliates, stockholders, creditors or employees or any other person; (c) none of the Agents, any Arranger or any Lender has assumed or will assume an advisory, agency or fiduciary responsibility in favor of Holdings, the Borrower or any other Loan Party with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Loan Document (irrespective of whether any Agent, any Arranger or any Lender has advised or is currently advising Holdings, the Borrower or any other Loan Party or their respective Affiliates on other matters) and none of the Agents, any Arranger or any Lender has any obligation to any of Holdings, the Borrower, the other Loan Parties or their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; (d) the Agents, the Arrangers, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Holdings, the Borrower and the other Loan Parties and their respective Affiliates, and none of the Agents, any Arranger or any Lender has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (e) the Agents, the Arrangers and the Lenders have not provided and will not provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Loan Document) and Holdings, the Borrower and the other Loan Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent they deemed appropriate. Holdings, the Borrower, the other Loan Parties and their respective Affiliates each hereby waives and releases, to the fullest extent permitted by law, any claims that it may have against each Agent, each Arranger and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty.

10.24 Judgment Currency.

The obligations of the Borrower and the other Loan Parties hereunder and under the other Loan Documents to make payments in Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than Dollars, except to the extent that such tender or recovery results in the effective receipt by the Administrative Agent or an Issuing Bank of the full amount of Dollars expressed to be payable to the Administrative Agent or such Issuing Bank under this Agreement or the other Loan Documents. If, for the purpose of obtaining or enforcing judgment against the Borrower or any other Loan Party or in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than Dollars (such currency being hereinafter referred to as the “Judgment Currency”) an amount due in Dollars, the conversion shall be made, as the case may be, at the U.S. Dollar Equivalent determined, in each case, as of the Business Day immediately preceding the day on which the judgment is given (such Business Day being hereinafter referred to as the “Judgment Currency Conversion Date”).

If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due, the Borrower covenants and agrees to pay, or cause to be paid, as a separate obligation and notwithstanding any judgment, such additional amounts, if any (but in any event not a lesser amount), as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial award at the rate of exchange prevailing on the Judgment Currency Conversion Date.

For purposes of determining the U.S. Dollar Equivalent or rate of exchange for this Section 10.24, such amounts shall include any premium and costs payable in connection with the purchase of Dollars.

10.25 Effect of Certain Inaccuracies.

In the event that any financial statement or officer’s certificate delivered pursuant to Section 6.1(i) or (ii) and Section 6.1(iii), respectively, is inaccurate, and such inaccuracy is discovered prior to the earlier of (a) the first anniversary of the delivery of such financial statement or officer’s certificate and (b) the date on which all the Commitments hereunder terminate and, if corrected, would have led to the application of a higher Applicable Margin or a higher Commitment Fee Rate for any period (an “Applicable Period”) than the Applicable Percentage or Commitment Fee Rate applied for such Applicable Period, then (i) the Borrower shall promptly deliver to the Administrative Agent a corrected financial statement and a corrected officer’s certificate for such Applicable Period, (ii) the Applicable Margin and the Commitment Fee Rate shall be determined based on the corrected officer’s certificate for such Applicable Period, and (iii) the Borrower shall promptly pay to the Administrative Agent (for the accounts of the applicable Lenders during the Applicable

Period or their successors and assigns) the accrued additional interest or additional Commitment Fees (or both) owing as a result of such increased Applicable Margin or Commitment Fee Rate for such Applicable Period. This Section 10.25 shall not limit the rights of the Administrative Agent or the Lenders with respect to Section 2.2E or Section 8.

10.26 Security Principles; Release of Collateral

A. Notwithstanding anything herein or in the other Loan Documents to the contrary, with respect to all Loan Documents, (i) a Foreign Corporation shall not guarantee the Borrower’s Obligations or the guarantees thereof and (ii) the assets of a Foreign Corporation shall not be pledged to secure the Borrower’s Obligations or the guarantees thereof, except, in each case, if the Foreign Corporation incurs Guaranty Obligations in respect of the Senior Unsecured Notes. For the avoidance of doubt, the parties agree that notwithstanding anything herein or in the other Loan Documents to the contrary, with respect to all Loan Documents, a payment (whether of money or property) (x) by a Foreign Corporation, (y) resulting from enforcement of a pledge granted by, or in respect of, a Foreign Corporation, or (z) by any Loan Party with respect to a Foreign Corporation’s Obligations, shall not be applied to satisfy a Borrower’s Obligation or a guarantee thereof.

B. Each of the Lenders and the Collateral Agent hereby agree that, (a)(i) as and when Holdings, from time to time, notifies the Collateral Agent of the Disposition of any Domestic Subsidiary Guarantor or Pledged Entity as permitted by this Agreement, (ii) in the event that any Domestic Subsidiary Guarantor or Notes Guarantor is designated as an Excluded Subsidiary in accordance with the terms of this Agreement or (iii) the Secured Borrowing Base is In Effect and Holdings notifies the Administrative Agent and the Collateral Agent that it desires to terminate the Secured Borrowing Base, provided that in the case of clause (iii), after giving effect to such termination and any prepayments of the Loans made prior thereto (x) no Default or Event of Default shall have occurred and be continuing and (y) the Total Utilization (solely for purposes of the calculation of Revolving Loan Exposure for this clause (iii), not taking into account any LC Exposure or Lender participations in any issued Letter of Credit or Unpaid Drawings to the extent that the applicable Letter of Credit has been cash collateralized in an amount equal to at least 102% of the Stated Amount of such Letter of Credit, pursuant to arrangements reasonably acceptable to the applicable Issuing Bank) shall not exceed the Availability Amount then in effect, (each, a “Permitted Release Event”) and (b) requests in writing (the “Release Notice”) that the Collateral Agent release the Lien it holds for the benefit of the Secured Parties on, in the case of clause (a)(i) or clause (a)(ii), the applicable Collateral and in the case of clause (a)(iii), all the Collateral, then the Collateral Agent shall deliver (to be filed pursuant to the instruction in clause (y) below) to Holdings with respect to such Permitted Release Event (x) a release or any other similar instrument reasonably necessary or appropriate to consummate the actions contemplated above as soon as reasonably practicable after the receipt of a Release Notice and (y) instruction to Holdings that such instrument may be delivered and/or filed, as applicable, upon the completion of such Permitted Release Event. Each of the Lenders hereby consents to the release of Liens on Collateral or any portion thereof as set forth above without the necessity of any further action or consent on its part.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Brookfield Residential US Corporation, as Borrower,

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer

Brookfield Residential Properties Inc., as Holdings,

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer

[Signature Page to Credit Agreement]

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Administrative Agent and Collateral Agent

By:
	Name:	BILL O’DALY
	Title:	AUTHORIZED SIGNATORY

By:
	Name:	MICHAEL D’ONOFRIO
	Title:	AUTHORIZED SIGNATORY

(Signatures continued on following pages)

[Signature Page to Credit Agreement]

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Lender

By:
	Name:	William O’Daly
	Title:	Authorized Signatory

By:
	Name:	Michael D’Onofrio
	Title:	Authorized Signatory

(Signatures continued on following pages)

[Signature Page to Credit Agreement]

WELLS FARGO BANK, N.A., as Lender

By:
	Name:	Elena Bennett
	Title:	Senior Vice President

By:
Name:
Title:

(Signatures continued on following pages)

[Signature Page to Credit Agreement]

CITIBANK, N.A., as Lender

By:
	Name:	John C. Rowland
	Title:	Vice President

(Signatures continued on following pages)

[Signature Page to Credit Agreement]

DEUTSCHE BANK AG NEW YORK BRANCH, as Lender

By:
	Name:	Anca Trifan
	Title:	Managing Director

By:
	Name:	Michael Getz
	Title:	Vice President

(Signatures continued on following pages)

[Signature Page to Credit Agreement]

JPMORGAN CHASE BANK, N.A., as Lender

By:
	Name:	Mohammad S. Hasan
	Title:	Vice President

(Signatures continued on following pages)

[Signature Page to Credit Agreement]

ROYAL BANK OF CANADA, as Lender

By:
	Name:	Brian Gross
	Title:	Authorized Signatory

[Signature Page to Credit Agreement]

EXHIBIT I

FORM OF NOTICE OF BORROWING

[            ], 201[    ]

Credit Suisse AG, as Administrative Agent

Attn: Loan Operations – Agency Manager

Eleven Madison Avenue, 23rd Floor

New York, NY 10010

Phone: 919-994-6369

Fax: 212-322-2291

Re:	Notice of Borrowing

Ladies and Gentlemen:

The undersigned, Brookfield Residential US Corporation, a Delaware corporation (the “Borrower”), refers to that certain Credit Agreement dated as of August 2, 2013 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among the Borrower, Brookfield Residential Properties Inc., as Holdings, the lenders from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent. Capitalized terms used herein without definition shall have the respective meanings given in the Credit Agreement.

The Borrower hereby gives you notice, irrevocably, pursuant to Section 2.1B of the Credit Agreement, that the Borrower hereby requests an advance of a Loan under the Credit Agreement, and in that connection sets forth below the information relating to such Loan as required by Section 2.1B of the Credit Agreement:

(i)	The requested Funding Date is [ ], 201[ ].

(ii)	The aggregate amount of the requested Loan is $[ ].

(iii)	The requested Loan is to be funded in U.S. Dollars.

(iv)	The requested Loan is a [Eurodollar] [Base Rate] Loan.

(v)	[The requested initial Interest Period is [ ].][1]

The requested Loan is to be credited to the account of the Borrower at the Funding and Payment Office.

The undersigned hereby certifies that all of the conditions to the proposed Loan set forth in Section 4.2 of the Credit Agreement have been fulfilled. If notice of this proposed Loan has been given previously by telephone, then this notice should be considered a written confirmation of such telephone notice as required by Section 2.1B of the Credit Agreement.

[1]	For Eurodollar Loans only.

Exh. I-1

Date: [ ]	BROOKFIELD RESIDENTIAL US CORPORATION,
a Delaware corporation

By:
Name:
Title:

Exh. I-2

EXHIBIT II

FORM OF NOTICE OF CONVERSION/CONTINUATION

[             ], 201[    ]

Credit Suisse AG, as Administrative Agent

Attn: Loan Operations – Agency Manager

Eleven Madison Avenue, 23rd Floor

New York, NY 10010

Phone: 919-994-6369

Fax: 212-322-2291

Re:	Notice of [Conversion/Continuation]

Ladies and Gentlemen:

The undersigned, Brookfield Residential US Corporation, a Delaware corporation (the “Borrower”), refers to that certain Credit Agreement dated as of August 2, 2013 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among the Borrower, Brookfield Residential Properties Inc., as Holdings, the lenders from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent. Capitalized terms used herein without definition shall have the respective meanings given in the Credit Agreement.

The Borrower hereby gives you irrevocable notice, pursuant to Section 2.2D of the Credit Agreement, of their request to: [Select A or B with appropriate insertions and deletions:]

[A: convert $         in principal amount of presently outstanding Loans that are [Base Rate/Eurodollar] Loans [having an Interest Period that expires on             ,         ] to Base [Rate/Eurodollar Loans] on             ,         . [The Interest Period for such Eurodollar Loans is requested to be a             [month] [day] period.]]

[B: continue as a Eurodollar Loan $         in principal amount of presently outstanding Loans having an Interest Period that expires on             ,         . The Interest Period for such Eurodollar Loans commencing on             ,         is requested to be a             [month] [day] period.]

[Remainder of page intentionally left blank.]

Exh. I-1

[For Conversions to or Continuations of Eurodollar Loans: The undersigned hereby certify that no Event of Default has occurred and is continuing under the Credit Agreement.] If notice of this [conversion/continuation] has been given previously by telephone, then this notice should be considered a written confirmation of such telephone notice as required by Section 2.2D of the Credit Agreement.

Date: [ ]	BROOKFIELD RESIDENTIAL US CORPORATION,
a Delaware corporation

By:
Name:
Title:

II-2

EXHIBIT III

FORM OF NOTICE OF ISSUANCE OF LETTER OF CREDIT

[            ], 201[    ]

Credit Suisse AG, as Administrative Agent

Attn: Loan Operations – Agency Manager

Eleven Madison Avenue, 23rd Floor

New York, NY 10010

Phone: 919-994-6369

Fax: 212-322-2291

[Issuing Bank]

[Letter of Credit Issuing Office]

Re:	Notice of Issuance of Letter of Credit

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement dated as of August 2, 2013 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among the Borrower, Brookfield Residential Properties Inc., as Holdings, the lenders from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent. Capitalized terms used herein without definition shall have the respective meanings given in the Credit Agreement.

Pursuant to Section 3.1 of the Credit Agreement, the Borrower desires a Letter of Credit to be issued in accordance with the terms and conditions of the Credit Agreement on [             ] (the “Funding Date”) in an aggregate face amount or maximum aggregate liability, as applicable, of $[         ].

Attached hereto for such Letter of Credit are the following:

(a) the name and address of the beneficiary;

(b) the expiration date; and

(c) either (i) the verbatim text of such proposed Letter of Credit or (ii) a description of the proposed terms and conditions of such Letter of Credit, including a precise description of any documents and the verbatim text of any certificates to be presented by the beneficiary which, if presented by the beneficiary prior to the expiration date of such Letter of Credit, would require the Issuing Bank to make payment under such Letter of Credit.

The Borrower hereby certifies that:

(i) The representations and warranties contained in the Credit Agreement and in the other Loan Documents are and will be true and correct in all material respects, before and after giving effect to the issuance of the Letter of Credit requested hereby, on and as of the Funding Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties were true and correct in all material respects on and as of such earlier date;

Exh. III-1

(ii) No event has occurred and is continuing or would result from the issuance of the Letter of Credit contemplated hereby that would constitute an Event of Default;

(iii) All of the conditions to the proposed Letter of Credit issuance set forth in Section 4 of the Credit Agreement have been fulfilled.

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

Exh. III-2

Date: [ ]	BROOKFIELD RESIDENTIAL US CORPORATION,
a Delaware corporation

By:
Name:
Title:

Exh. III-3

EXHIBIT IV

FORM OF NOTE

$	New York, New York
[ ],201[ ]

FOR VALUE RECEIVED, the undersigned (the “Borrower”), HEREBY JOINTLY AND SEVERALLY PROMISES TO PAY to            (the “Lender”) or its registered assigns, at the offices of CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH (“CS”), as Administrative Agent for the Lenders (the “Administrative Agent”), at its address at Eleven Madison Avenue, New York, New York 10010, or at such other place as the Administrative Agent may designate from time to time in writing, in lawful money of the United States of America and in immediately available funds on the dates set forth in the Credit Agreement, the amount of         DOLLARS AND         CENTS ($         ) or, if less, the Lender’s Pro Rata Share of the aggregate unpaid amount of all Loans made to the undersigned under the Credit Agreement referred to below. All capitalized terms used but not otherwise defined herein have the meanings given to them in the Credit Agreement.

This Note is one of the Notes issued pursuant to that certain Credit Agreement dated as of August 2, 2013, by and among the Borrower, Brookfield Residential Properties Inc., a company organized under the laws of the Province of Ontario, Canada, the lenders from time to time party thereto (the “Lenders”) and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (including all annexes, exhibits and schedules thereto, and as from time to time amended, restated, amended and restated, supplemented or otherwise modified, the “Credit Agreement”), and is entitled to the benefit and (if applicable) security of the Credit Agreement, the Security Agreement, the other Collateral Documents and all of the other Loan Documents. Reference is hereby made to the Credit Agreement for a statement of all of the terms and conditions under which the Loans evidenced hereby are made and are to be repaid. The date and amount of each Loan made by the Lender to the Borrower, the rates of interest applicable thereto and each payment made on account of the principal thereof, shall be recorded by the Administrative Agent on its books; provided that the failure of the Administrative Agent to make any such recordation shall not affect the obligations of the Borrower to make a payment when due of any amount owing under the Credit Agreement or this Note in respect of the Loans made by the Lender to the Borrower.

The principal amount of the indebtedness evidenced hereby shall be payable in the amounts and on the dates specified in the Credit Agreement. Interest thereon shall be paid until such principal amount is paid in full at such interest rates and at such times, and pursuant to such calculations, as are specified in the Credit Agreement. Transfer of this Note is subject to and restricted by the terms of the Credit Agreement. The terms of the Credit Agreement are hereby incorporated herein by reference.

The Borrower (for itself, its successors and assigns) hereby expressly waives presentment, demand, protest, notice of intent to accelerate, notice of acceleration and all other notices of any kind. No failure in exercising any rights hereunder or under the other Loan Documents on the part of the Lender shall operate as a waiver of such rights.

This Note is entitled to the benefits of the Guaranty and, if applicable pursuant to the terms of the Credit Agreement and the other Loan Documents, is secured pursuant to the Collateral Documents.

The terms of this Note are subject to amendment or other modification only in the manner provided in the Credit Agreement.

Time is of the essence in this Note.

Exh. IV-1

THIS NOTE SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[Signature Page Follows]

Exh. IV-2

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed and delivered by its respective officer thereunto duly authorized as of the date and at the place first written above.

BROOKFIELD RESIDENTIAL US CORPORATION,
a Delaware corporation

By:
Name:
Title:

Exh. IV-3

EXHIBIT V

FORM OF GUARANTY

[See attached]

Exh. V

GUARANTY (as the same may be further amended, restated, amended or restated, supplemented or otherwise modified from time to time, this “Guaranty”) dated as of August 2, 2013, made by each of the signatories hereto (together with any other Person that executes a Joinder Agreement (attached hereto as Exhibit A), each a “Guarantor” and collectively, the “Guarantors”), in favor of CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH in its capacity as Administrative Agent (the “Administrative Agent”) and Collateral Agent under the Credit Agreement (defined below) (each, an “Agent” and collectively, the “Agents”) on behalf of the Secured Parties (as defined in the Credit Agreement referenced below).

RECITALS

WHEREAS the Lenders and the Issuing Banks (each as defined in the Credit Agreement referenced below) have agreed to extend credit to and issue Letters of Credit to the Borrower (as defined below) pursuant to, and on the terms and conditions specified in, the Credit Agreement dated as of the date hereof (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among Brookfield Residential U.S. Corporation (the “Borrower”), Brookfield Residential Properties Inc. (“Holdings”), the lenders from time to time party thereto (the “Lenders”) and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent;

WHEREAS, to induce the Lenders and the Issuing Banks to extend the credit and issue Letters of Credit to the Borrower and to induce one or more Lenders or Affiliates of Lenders to enter into or continue Hedge Agreements with, and to provide or continue to provide Cash Management Services to, Holdings, the Borrower and the Restricted Subsidiaries as contemplated under the Credit Agreement, each Guarantor agrees that this Guaranty will guaranty, among other things, payment of all of the Obligations;

WHEREAS the Borrower and the Guarantors are Affiliates;

WHEREAS it is of material benefit to each Guarantor that the Lenders and the Issuing Banks provide such extensions of credit to the Borrower; and

WHEREAS each Guarantor acknowledges and reaffirms that it will derive substantial direct and indirect material benefit from the transactions contemplated under the Credit Agreement;

NOW, THEREFORE, in consideration of the foregoing and to induce the Agents, the Lenders and the Issuing Banks to enter into the Credit Agreement and to induce the Lenders and the Issuing Banks to make the respective extensions of credit to the Borrower provided for in the Credit Agreement and to induce one or more Hedge Banks to enter into or continue Guaranteed Hedge Agreements with, and one or more Cash Management Banks to provide or continue to provide Cash Management Services to, Holdings, the Borrower and the Restricted Subsidiaries, each Guarantor hereby agrees with the Administrative Agent, for the benefit of the Secured Parties, as follows:

1. Defined Terms.

a. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

b. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Guaranty shall refer to this Guaranty as a whole and not to any particular provision of this Guaranty, and section and paragraph references are to this Guaranty unless otherwise specified.

c. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

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2. Guaranty.

a. Subject to the provisions of Section 16, each Guarantor hereby, jointly and severally, unconditionally and irrevocably, guaranties to the Administrative Agent and each of the other Secured Parties, the prompt and complete payment by the Borrower when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations, but excluding in each case the Excluded Swap Obligations.

b. Each Guarantor further agrees to pay any and all reasonable fees and expenses of the Administrative Agent and each other Secured Party (including, without limitation, all reasonable and documented fees and disbursements of counsel) which may be paid or incurred by the Administrative Agent or any other Secured Party in enforcing, or obtaining advice of counsel in respect of, any rights with respect to, or collecting, any or all of the Obligations and/or enforcing any rights with respect to, or collecting against, such Guarantor under this Guaranty.

c. Each Guarantor agrees that the Obligations may at any time and from time to time exceed the amount of the liability of such Guarantor hereunder without impairing this Guaranty or affecting the rights and remedies of the Administrative Agent or any other Secured Party hereunder.

d. No payment or payments made by the Borrower, any of the Guarantors, any other guarantor or any other Person or received or collected by the Administrative Agent or any other Secured Party from the Borrower, any of the Guarantors, any other guarantor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of the Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of any Guarantor hereunder which shall, notwithstanding any such payment or payments other than payments made by such Guarantor in respect of the Obligations or payments received or collected from such Guarantor in respect of the Obligations, remain liable for the Obligations up to the maximum liability of such Guarantor hereunder until the irrevocable payment in full and discharge of all Obligations (other than contingent indemnification obligations, Hedge Obligations under Guaranteed Hedge Agreements or Cash Management Obligations, in each case, not then due and payable) and the cancellation or expiration of all Letters of Credit (or the making of other arrangements with respect to such Letters of Credit reasonably satisfactory to the Administrative Agent and each relevant Issuing Banks) (the “Discharge in Full”) has occurred.

e. Each Guarantor agrees that whenever, at any time, or from time to time, it shall make any payment to the Administrative Agent or any other Secured Party on account of its liability hereunder, it shall notify the Administrative Agent in writing that such payment is made under this Guaranty for such purpose.

3. Right of Set-off. Each Guarantor hereby irrevocably authorizes the Administrative Agent and each other Secured Party at any time and from time to time following the occurrence and during the continuance of an Event of Default without notice to such Guarantor or any other Guarantor, any such notice being expressly waived by each Guarantor, upon any amount becoming due and payable hereunder or under any other Loan Document (whether at stated maturity, by acceleration or otherwise), to set-off and appropriate and apply any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Secured Party to or for the credit or the account of such Guarantor, or any part thereof in such amounts as such Secured Party may elect, against and on account of the obligations and liabilities of such Guarantor to such Secured Party hereunder and claims of every nature and description of such Secured Party against such Guarantor, in any currency, whether arising hereunder, under the Credit Agreement, the Notes, any Loan Documents or otherwise, as such Secured Party may elect, whether or not such Secured Party has made any demand for payment. Such Secured Party shall notify such Guarantor promptly of any such set-off and the application made by such Secured Party; provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Secured Parties under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Secured Parties may have.

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4. No Subrogation. Notwithstanding any payment or payments made by any of the Guarantors hereunder or any set-off or application of funds of any of the Guarantors by the Administrative Agent or any other Secured Party, no Guarantor shall be entitled to be subrogated to any of the Administrative Agent or any other Secured Party against the Borrower or any other Guarantor or any collateral security or guaranty or right of offset held by the Administrative Agent or any other Secured Party for the payment of the Obligations, nor shall any Guarantor seek or be entitled to seek any contribution, reimbursement, or indemnity from the Borrower or any other Guarantor in respect of payments made by such Guarantor hereunder, until all amounts owing by the Borrower on account of the Obligations are indefeasibly paid in full in immediately available funds and all Commitments terminated. If any amount shall be paid to any Guarantor on account of such subrogation rights at any time before the Discharge in Full has occurred, such amount shall be held by such Guarantor in trust for the Administrative Agent and the other Secured Parties, segregated from other funds of such Guarantor, and shall, forthwith upon receipt by such Guarantor, be turned over to the Administrative Agent in the exact form received by such Guarantor (duly indorsed by such Guarantor to the Administrative Agent, if required), to be applied against the Obligations, whether matured or unmatured, in such order as the Administrative Agent may determine in accordance with the terms of the Credit Agreement.

5. Amendments, etc. with respect to the Obligations; Waiver of Rights. Each Guarantor shall remain obligated hereunder notwithstanding that, without any reservation of rights against any Guarantor and without notice to or further assent by any Guarantor, any demand for payment of any of the Obligations made by the Administrative Agent or any other Secured Party may be rescinded by such party and any of the Obligations continued, and the Obligations, or the liability of any other party upon or for any part thereof, or any collateral security or guaranty therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered or released by the Administrative Agent or the Requisite Lenders, and the Credit Agreement, the Notes and the other Loan Documents and any other documents executed and delivered in connection therewith and the Guaranteed Hedge Agreements and agreements in respect to Cash Management Services may be amended, restated, amended and restated, modified, supplemented or terminated, in whole or in part, as the Administrative Agent or the Requisite Lenders (or, in the case of the Guaranteed Hedge Agreements or agreements in respect of Cash Management Services, the counterparties thereto) may deem advisable from time to time, and any collateral security, guaranty or right of offset at any time held by the Administrative Agent or any other Secured Party for the payment of the Obligations may be sold, exchanged, waived, surrendered or released. Neither the Administrative Agent nor any other Secured Party shall have any obligation to protect, secure, perfect or insure any Lien at any time held by it as security for the Obligations or for this Guaranty or any property subject thereto. When making any demand hereunder against any of the Guarantors, the Administrative Agent or any other Secured Party may, but shall be under no obligation to, make a similar demand on the Borrower, any Guarantor or any other guarantor, and any failure by the Administrative Agent or any other Secured Party to make any such demand or to collect any payments from the Borrower, any Guarantor, or any other guarantor or any release of the Borrower, any Guarantor or any other guarantor shall not relieve any of the Guarantors in respect of which a demand or collection is not made or any of the Guarantors not so released of their several obligations or liabilities hereunder, and shall not impair or affect the rights and remedies, express or implied, or as a matter of law, of the Administrative Agent or any other Secured Party against any of the Guarantors. For the purposes hereof “demand” shall include the commencement and continuance of any legal proceedings.

6. Guaranty Absolute and Unconditional.

a. Each Guarantor waives any and all notice of the creation, renewal, extension or accrual of any of the Obligations, such Obligations shall conclusively be deemed to have been created, contracted or incurred, or renewed, extended, amended or waived, in reliance upon this Guaranty, and all dealings between the Borrower and any of the Guarantors, on the one hand, and the Administrative Agent and the other Secured Parties, on the other hand, likewise shall be conclusively presumed to have been had or consummated in reliance upon this Guaranty. Each Guarantor waives diligence, presentment, protest, demand for payment, notice of acceptance of its guarantee and notice of default or nonpayment to or upon the Borrower or any of

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the Guarantors with respect to the Obligations. Each Guarantor understands and agrees that this Guaranty shall be construed as a continuing, absolute and unconditional guaranty of payment without regard to (i) the validity, regularity or enforceability of the Credit Agreement, the Notes or any other Loan Document, any of the Obligations or any other collateral security therefor or guaranty or right of offset with respect thereto at any time or from time to time held by the Administrative Agent or any other Secured Party, (ii) any defense, set-off or counterclaim (other than a defense of indefeasible payment or performance) which may at any time be available to or be asserted by the Borrower against the Administrative Agent or any other Secured Party or (iii) any other circumstance whatsoever (with or without notice to or knowledge of the Borrower or such Guarantor) that constitutes, or might be construed to constitute, an equitable or legal discharge of the Borrower for the Obligations, or of such Guarantor under this Guaranty, in bankruptcy or in any other instance. When pursuing its rights and remedies hereunder against any Guarantor, the Administrative Agent or any other Secured Party may, but shall be under no obligation to, pursue such rights and remedies as it or they may have against the Borrower or any other Person or against any collateral security or guaranty for the Obligations or any right of offset with respect thereto, and any failure by the Administrative Agent or any other Secured Party to pursue such other rights or remedies or to collect any payments from the Borrower or any such other Person or to realize upon any such collateral security or guaranty or to exercise any such right of offset, or any release of the Borrower or any such other Person or any such collateral security, guaranty or right of offset, shall not relieve such Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Administrative Agent or the other Secured Parties against such Guarantor. This Guaranty shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon each Guarantor and the successors and assigns thereof, and shall inure to the benefit of the Administrative Agent and the other Secured Parties until the Discharge in Full has occurred.

b. Without limiting the generality of any other waiver contained herein, each Guarantor waives any right to require the Administrative Agent or any other Secured Party to: (i) proceed against any other Guarantor or any other Person; (ii) proceed against or exhaust any collateral including the Collateral; or (iii) pursue any other right or remedy for such Guarantor’s benefit. Each Guarantor agrees that the Administrative Agent and each other Secured Party may proceed against such Guarantor with respect to the Obligations without taking any actions against any other Guarantor or any other Person and without proceeding against or exhausting any collateral. Each Guarantor agrees that each of the Administrative Agent and the other Secured Parties may unqualifiedly exercise in its sole discretion any or all rights and remedies available to it against any other Guarantor without impairing the rights and remedies of the Administrative Agent or such other Secured Party in enforcing this Guaranty, under which such Guarantor’s liabilities shall remain independent and unconditional. Each Guarantor agrees and acknowledges that the exercise by the Administrative Agent or any such other Secured Party of certain of such rights or remedies may affect or eliminate such Guarantor’s right of subrogation or recovery against any other Guarantor and that such Guarantor may incur a partially or totally nonreimbursable liability in performing under this Guaranty. Without limiting the generality of any other waivers in this Guaranty, each Guarantor expressly waives any statutory or other right that such Guarantor might otherwise have to: (A) limit such Guarantor’s liability after a nonjudicial foreclosure sale to the difference between the Obligations and the fair market value of the property or interests sold at such nonjudicial foreclosure sale or to any other extent; (B) otherwise limit the right of the Administrative Agent or any other Secured Party to recover a deficiency judgment after any foreclosure sale (provided, however, that for the avoidance of doubt, such Guarantor shall not be deemed to have waived any rights it may have to assert that such sale was conducted in a commercially unreasonable manner); or (C) require the Administrative Agent or any other Secured Party to exhaust its collateral before the Administrative Agent or such other Secured Party may obtain a personal judgment for any deficiency. Each Guarantor acknowledges and agrees that any nonrecourse or exculpation provided for in any Loan Document or elsewhere, or any other provision of a Loan Document or any other agreement limiting the recourse of the Agents, any Lender or any Issuing Banks to specific collateral or limiting the right of the Agents, any Lender or any Issuing Banks to enforce a deficiency judgment against any other Guarantor, shall have absolutely no application to such Guarantor’s liability under this Guaranty.

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c. Without limiting the generality of any other waiver contained herein, each Guarantor waives all rights and defenses that such Guarantor may have because any other Guarantor’s Obligations are (or may be) secured by real property. This means, among other things, (1) the Administrative Agent or any other Secured Party may collect from such Guarantor without first foreclosing on any real or personal property collateral pledged by any other Guarantor, and (2) if the Administrative Agent or any other Secured Party forecloses on any real property collateral pledged by any Guarantor, (A) the amount of the Obligations may be reduced only by that portion of the price for which that collateral is sold at a foreclosure sale, even if the collateral is worth more than the sale price, and (B) the Administrative Agent or such other Secured Party may collect from such Guarantor even if the Administrative Agent or such other Secured Party, by foreclosing on the real property collateral, has destroyed any right such Guarantor may have to collect from any other Guarantor. This paragraph (c) is an unconditional and irrevocable waiver of any rights and defenses any Guarantor may have because any other Guarantor’s Obligations are secured by real property.

d. Without limiting the generality of any other waiver contained herein, each Guarantor waives all rights and defenses arising out of an election of remedies by the Administrative Agent or any other Secured Party, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for an Obligation, has destroyed such Guarantor’s rights of subrogation and reimbursement or any other right or remedy of such Guarantor against the Borrower or any other Guarantor, as the case may be, or any security, by operation of Applicable Law or otherwise.

e. Until the Discharge in Full has occurred, each Guarantor hereby subordinates any rights and remedies it has or may have against the Borrower to those of the Secured Parties, including, without limitation, any rights of indemnification and contribution against the Borrower which might be available to such Guarantor under Applicable Law, contract or otherwise. Each Guarantor agrees it will not exercise or enforce any of its rights or remedies against Borrower until the Discharge in Full has occurred.

f. To the maximum extent permitted by Applicable Law, each Guarantor expressly authorizes the Administrative Agent to take and hold security for the payment and performance of the Obligations, to exchange, waive or release any or all such security (with or without consideration), to enforce or apply such security and direct the order and manner of any sale thereof in its sole discretion or to release or substitute any one or more other guarantors or obligors upon or in respect of the Obligations, all without affecting the obligations of any Guarantor hereunder.

7. Reinstatement. This Guaranty shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Obligations is rescinded or must otherwise be restored or returned by the Administrative Agent or any other Secured Party in connection with the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrower or any Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Borrower or any Guarantor or any substantial part of its property, or otherwise, all as though such payments had not been made.

8. Payments. Each Guarantor hereby guaranties that payments hereunder shall be paid to the Administrative Agent, for the benefit of itself or any other Secured Party, without set-off or counterclaim in U.S. Dollars at its office located at Eleven Madison Avenue, New York, New York 10010.

9. Representations and Warranties; Covenants and Other Obligations.

a. Each Domestic Subsidiary Guarantor hereby represents and warrants that the representations and warranties set forth in Section 5 of the Credit Agreement as they relate to such Domestic Subsidiary Guarantor or in the other Loan Documents to which such Domestic Subsidiary Guarantor is a party, each of which is hereby incorporated herein by reference, are true and correct in all material respects, and the Administrative Agent and each other Secured Party shall be entitled to rely on each of them as if they were fully set forth herein.

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b. Each Domestic Subsidiary Guarantor hereby covenants and agrees with the Administrative Agent and each other Secured Party that, from and after the date of this Guaranty until the Discharge in Full has occurred, such Domestic Subsidiary Guarantor shall take, or shall refrain from taking, as the case may be, all actions that are necessary to be taken or not taken so that no violation of any provision, covenant or agreement contained in Section 6 or 7 of the Credit Agreement, and so that no Default or Event of Default, is caused by any act or failure to act of such Subsidiary Guarantor or any of its Subsidiaries.

c. Each Guarantor assumes all responsibility for being and keeping itself informed of Holdings’ and each other Loan Party’s financial condition and assets and of all other circumstances bearing upon the risk of nonpayment of the Obligations and the nature, scope and extent of the risks that such Guarantor assumes and incurs hereunder, and agrees that neither the Administrative Agent nor any other Secured Party will have any duty to advise such Guarantor of information known to it or any of them regarding such circumstances or risks.

10. Notices. All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as noted below. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in Section 10.7B of the Credit Agreement, shall be effective as provided in said Section 10.7B.

a. Notices to the Administrative Agent or any other Secured Party shall be sent to the address or transmission number for notices to the Administrative Agent provided in Section 10.7 of the Credit Agreement; and

b. Notices to any Guarantor shall be sent to the address or transmission number for notices to Holdings or any Subsidiary of Holdings, as applicable, provided in Section 10.7 of the Credit Agreement.

The Administrative Agent and each Guarantor may change its address and transmission numbers for notices by notice in the manner provided in the Credit Agreement.

11. Counterparts. This Guaranty may be executed by one or more of the Guarantors on any number of separate counterparts (including by facsimile or other electronic transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the counterparts of this Guaranty signed by all the Guarantors shall be lodged with the Administrative Agent.

12. Severability. To the extent permitted under Applicable Law, any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

13. Integration. This Guaranty represents the agreement of each Guarantor with respect to the subject matter hereof and there are no promises or representations by the Administrative Agent or any other Secured Party relative to the subject matter hereof not reflected herein.

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14. Amendments in Writing; No Waiver; Cumulative Remedies. Subject to the Credit Agreement, none of the terms or provisions of this Guaranty may be waived, amended, supplemented or otherwise modified except by a written instrument executed by each Guarantor and the Administrative Agent.

a. Neither the Administrative Agent nor any other Secured Party shall by any act (except by a written instrument pursuant to Section 14 hereof) delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Default or Event of Default or in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising, on the part of the Administrative Agent or any other Secured Party, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by the Administrative Agent or any other Secured Party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Administrative Agent or any other Secured Party would otherwise have on any future occasion.

b. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

15. Limitation on Guaranteed Obligations. Notwithstanding any provision in this Guaranty or any other Loan Documents to the contrary, the liability of each Guarantor under this Guaranty shall be limited to an amount (after giving effect to the right of contribution established in Section 16) not to exceed as of any date of determination the greater of (such greater amount, the “Guaranteed Obligations”):

a. the net amount of all Loans and other extensions of credit advanced under the Credit Agreement and directly or indirectly re-loaned or otherwise transferred to, or incurred for the benefit of, such Guarantor, plus interest thereon at the applicable rate specified in the Credit Agreement; or

b. the amount which could be claimed by the Agents, the Lenders and the Issuing Banks from such Guarantor under this Guaranty without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law after taking into account, among other things, such Guarantor’s right of contribution and indemnification from each other Guarantor under Section 16 hereof.

16. Contribution with Respect to Guaranteed Obligations.

a. To the extent that any Guarantor shall make a payment under this Guaranty of all or any of the Guaranteed Obligations (a “Guarantor Payment”) which, taking into account all other Guarantor Payments then previously or concurrently made by the other Guarantors, exceeds the amount which such Guarantor would otherwise have paid if each Guarantor had paid the aggregate Guaranteed Obligations satisfied by such Guarantor Payment in the same proportion that such Guarantor’s Allocable Amount (as defined below) (in effect immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of all of the Guarantors in effect immediately prior to the making of such Guarantor Payment, then, following indefeasible payment in full in immediately available funds of the Obligations and termination of the Commitments, such Guarantor shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each of the other Guarantors for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

b. As of any date of determination, the “Allocable Amount” of any Guarantor shall be equal to the maximum amount of the claim which could then be recovered from such Guarantor in contribution under Applicable Law without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

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c. This Section 16 is intended only to define the relative rights of the Guarantors and nothing set forth in this Section 16 is intended to or shall impair the obligations of the Guarantors, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of this Guaranty.

d. The rights of the parties under this Section 16 shall be exercisable upon the full and indefeasible payment of the Guaranteed Obligations in immediately available funds and the termination of the Commitments, the Credit Agreement and the other Loan Documents.

e. The parties hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of any Guarantor to which such contribution and indemnification is owing.

17. Section Headings. The section headings used in this Guaranty are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

18. Successors and Assigns. This Guaranty shall be binding upon the successors and assigns of each Guarantor and shall inure to the benefit of the Administrative Agent and the other Secured Parties and their respective successors and assigns.

19. Governing Law. THIS GUARANTY SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

20. Termination. Upon the occurrence of the Discharge in Full, this Guaranty shall terminate.

A Domestic Subsidiary Guarantor shall automatically be released from its obligations hereunder and the guaranty of such Domestic Subsidiary Guarantor shall be automatically released upon the consummation of any transaction permitted by the Credit Agreement as a result of which such Domestic Subsidiary Guarantor ceases to be a direct or indirect wholly-owned Domestic Subsidiary of the Borrower, becomes an Unrestricted Subsidiary or an Excluded Subsidiary or shall otherwise be released in accordance with Section 9.8 and 7.5B of the Credit Agreement. In connection with any such release or the termination of this Guaranty, the Administrative Agent shall execute and deliver to any Domestic Subsidiary Guarantor, at such Domestic Subsidiary Guarantor’s expense, all documents and shall take all such actions as are reasonably requested by such Domestic Subsidiary Guarantor to evidence such termination or release and to effect the release of the Domestic Subsidiary Guarantor’s guaranties and other obligations contained hereunder. The execution and delivery of documents pursuant to this Section shall be without recourse to or representation or warranty by the Administrative Agent or any other Secured Party.

21. Jurisdiction, Jury Trial Waiver, Etc.

EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN AND OF THE UNITED STATES DISTRICT COURT SITTING IN THE BOROUGH OF MANHATTAN, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY OR ANY OTHER LOAN DOCUMENT OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ONLY IN SUCH FEDERAL COURT.

8

EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS GUARANTY OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE AGENTS, ANY LENDER OR ANY ISSUING BANKS OR ANY OTHER SECURED PARTY MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS GUARANTY OR ANY OTHER LOAN DOCUMENT AGAINST ANY GUARANTOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION. IT IS UNDERSTOOD BY THE PARTIES THAT THE FOREGOING SHALL NOT APPLY TO ANY BANKRUPTCY, INSOLVENCY OR SIMILAR LAW OR ANY PROCEEDING THEREUNDER.

EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN SECTION 10.17A OF THE CREDIT AGREEMENT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.7 OF THE CREDIT AGREEMENT. NOTHING IN THIS GUARANTY WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTY OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS GUARANTY AND THE LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(Signature Pages Follow)

9

IN WITNESS WHEREOF, each of the undersigned has caused this Guaranty to be duly executed and delivered by its duly authorized officer as of the day and year first above written.

Guarantors:

Brookfield Residential Properties Inc.

By:
Name:
Title:

[Signature Page to Guaranty]

Domestic Subsidiary Guarantors:

Brookfield Residential (US) LLC

By:
	Name:	Craig J. Laurie
	Title:	Manager, Chief Financial Officer and Secretary

Brookfield Homes (US) LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer

Brookfield Residential (Colorado) LLC

By:
	Name:	Craig J. Laurie
	Title:	Manager and Chief Financial Officer

Brookfield (Colorado) Management LLC

By:
	Name:	Craig J. Laurie
	Title:	Manager

Brookfield Residential (Texas) LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer and Secretary

[Signature Page to Guaranty]

Brookfield (Texas) Management LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer and Secretary

Brookfield Residential (Missouri) LLC

By:
	Name:	Craig J. Laurie
	Title:	Manager, Chief Financial Officer and Secretary

Brookfield Homes Holdings LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer and Vice President

Brookfield Homes Services LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer

BHIP Management LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer

Brookfield Financial California LLC

By:
	Name:	Craig J. Laurie
	Title:	President

[Signature Page to Guaranty]

Brookfield California Land Holdings LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer

California Customer Care LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer

Brookfield San Diego Holdings LLC

By:
	Name:	Craig J. Laurie
	Title:	Vice President

Brookfield Del Mar Builders Inc.

By:
	Name:	Richard T. Whitney
	Title:	Chief Financial Officer

Brookfield Homes Southern California LLC

By:
	Name:	Craig J. Laurie
	Title:	Vice President

Brookfield Southland Builders Inc.

By:
	Name:	Richard T. Whitney
	Title:	Chief Financial Officer

[Signature Page to Guaranty]

Brookfield Los Angeles Builders Inc.

By:
	Name:	Richard T. Whitney
	Title:	Chief Financial Officer

Brookfield Southern California Land LLC

By:
	Name:	Richard T. Whitney
	Title:	Chief Financial Officer

Brookfield Land Services LLC

By:
	Name:	Richard T. Whitney
	Title:	Chief Financial Office

Brookfield Land Construction Inc.

By:
	Name:	Richard T. Whitney
	Title:	Chief Financial Officer

BHC BrookCal LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer

BH Hawaii Holdings LLC

By:
	Name:	Warren E. Krug
	Title:	Chief Financial Officer

[Signature Page to Guaranty]

Brookfield Bay Area Holdings LLC

By:
	Name:	Craig J. Laurie
	Title:	Vice President

Brookfield Norcal Builders Inc.

By:
	Name:	William B. Seith
	Title:	Secretary

Brookfield Southern California Holdings LLC

By:
	Name:	Richard T. Whitney
	Title:	Chief Financial Officer

Brookfield Sacramento Holdings LLC

By:
	Name:	Richard T. Whitney
	Title:	President and
Chief Financial Officer

Brookfield Washington, L.L.C.

By:
	Name:	Kimberly Mackmin
	Title:	Vice President, Finance

Coscan Columbia Inc.

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer

[Signature Page to Guaranty]

Carma Financial LLC

By:
	Name:	Craig J. Laurie
	Title:	Manager, Chief Financial
Officer and Secretary

Brookfield SD Holdings LLC

By:
	Name:	Craig J. Laurie
	Title:	Vice President

Brookfield Homes Design Studio LLC

By:
	Name:	Richard T. Whitney
	Title:	Chief Financial Officer

Coscan Maryland LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer

Playa Capital Holdings LLC

By:
	Name:	Craig J. Laurie
	Title:	Vice President

Playa Residential Holdings LLC

By:
	Name:	Craig J. Laurie
	Title:	Vice President

[Signature Page to Guaranty]

PP1CL Holdings LLC

By:
	Name:	Craig J. Laurie
	Title:	Vice President

Brookfield Playa Management Inc.

By:
	Name:	Richard T. Whitney
	Title:	Chief Financial Officer

Keswick Homes, L.L.C.

By:
	Name:	Kimberly Mackmin
	Title:	Secretary and Treasurer

Brookfield Management Washington L.L.C.

By:	Brookfield Washington, L.L.C.

By:
	Name:	Kimberly Mackmin
	Title:	Vice President, Finance,
Secretary and Treasurer

Brookfield Residential (Arizona) LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer and
Executive Vice President

[Signature Page to Guaranty]

Brookfield Eastmark LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer and
Executive Vice President

Brookfield Arizona Management LLC

By:
	Name:	Craig J. Laurie
	Title:	Chief Financial Officer and
Executive Vice President

[Signature Page to Guaranty]

Note Guarantors (other than Domestic Subsidiary Guarantors):

Brookfield Residential (Alberta) LP

By:	Carma Ltd., General Partner

By:
	Name:	Shane Pearson
	Title:	Secretary

By:	Carma, Ltd., General Partner in its capacity as Attorney and Agent for the Limited Partner

By:
	Name:	Shane Pearson
	Title:	Secretary

Brookfield Homes (Ontario) Limited

By:
	Name:	Shane Pearson
	Title:	Vice President and Secretary

Carma Ltd.

By:
	Name:	Shane Pearson
	Title:	Secretary

[Signature Page to Guaranty]

South Seton Limited Partnership
By its General Partner, South Seton GP Inc.

By:
	Name:	David Allen
	Title:	President

By:
	Name:	Scott Janis
	Title:	Secretary

[Signature Page to Guaranty]

Agreed and accepted
as of the date first written above:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as the Administrative Agent and the Collateral Agent

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Guaranty]

EXHIBIT A

JOINDER AGREEMENT

This JOINDER AGREEMENT dated [mm/dd/yy], is delivered by [NAME OF NEW Guarantor] (the “New Guarantor”) pursuant to the Guaranty dated as of August 2, 2013 (as it may be from time to time amended, restated, modified or supplemented, the “Guaranty”), among BROOKFIELD RESIDENTIAL PROPERTIES INC., the other guarantors named therein, and CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, in its capacity as the Administrative Agent and the Collateral Agent. Capitalized terms used herein not otherwise defined herein shall have the meanings ascribed thereto in the Guaranty.

New Guarantor hereby confirms its guaranty in favor of the Administrative Agent and the other Secured Parties on the terms set forth in the Guaranty, and does hereby guaranty to the Administrative Agent, its successors and assigns, and the other Secured Parties the prompt and complete payment and performance by the Borrower when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations. From and after the date hereof, New Guarantor shall be a “Guarantor” for all purposes of the Guaranty. New Guarantor hereby makes all of the representations, warranties and covenants set forth in the Guaranty. The Guaranty is hereby incorporated herein by reference.

THIS JOINDER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(Signature Pages Follow)

A-1

IN WITNESS WHEREOF, New Guarantor has caused this Joinder Agreement to be duly executed and delivered by its duly authorized officer as of [mm/dd/yy].

[NAME OF NEW Guarantor]

By:
Name:
Title:

Signature Page to Joinder Agreement

Agreed and accepted as of the date first written above:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH,
as the Administrative Agent and the Collateral Agent

By:
Name:
Title:

By:
Name:
Title:

Signature Page to Joinder Agreement

EXHIBIT VI

FORM OF OFFICER’S CERTIFICATE OF HOLDINGS FOR SECTION 6.1(iii)

Date: [                    ]

This certificate is given by Brookfield Residential Properties Inc., a company organized under the laws of the province of Ontario, Canada (“Holdings”), pursuant to Section 6.1(iii) of that certain Credit Agreement dated as of August 2, 2013, by and among Brookfield Residential US Corporation, a Delaware corporation (the “Borrower”), Holdings, the lenders from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). Capitalized terms used herein without definition shall have the respective meanings set forth in the Credit Agreement.

The officer executing this certificate is the Chief Financial Officer of Holdings and as such is duly authorized to execute and deliver this certificate on behalf of Holdings. By executing this certificate such officer hereby certifies on behalf of Holdings that:

a. the financial statements delivered with this certificate in accordance with Section 6.1 of the Credit Agreement have been prepared in accordance with GAAP, subject, in the case of Section 6.1(i), to changes resulting from audit, normal year-end adjustments and the absence of footnotes;

b. there does not exist any condition or event that constitutes an Event of Default, except as set forth in Exhibit A hereto, which includes a description of the nature, extent and period of existence of any such Event of Default and what action Holdings and/or the Borrower has taken, are taking and propose to take with respect thereto;

c. attached hereto as Exhibit B is a specification of the Capitalization Ratio as of the most recent Calculation Date as of the date hereof; [and]

d. attached hereto as Exhibit C is a specification of any change in the identity of the Restricted Subsidiaries, Unrestricted Subsidiaries, Immaterial Subsidiaries and Specified Subsidiaries at the end of the fiscal period to which this certificate relates from the respective identities of the Restricted Subsidiaries, Unrestricted Subsidiaries, Immaterial Subsidiaries and Specified Subsidiaries as of the most recent prior fiscal period; [and]

[e. attached hereto as Exhibit D are the computations showing compliance with the covenants set forth in Section 7.4 of the Credit Agreement as at the end of the fiscal period to which this certificate relates.]2

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

[2]

Include only for a Measurement Quarter (i.e., a Fiscal Quarter of Holdings (i) during which any Loans are outstanding on the last day of such Fiscal Quarter or on more than five separate days during such Fiscal Quarter or (ii) the aggregate Stated Amount of undrawn Letters of Credit (except to the extent cash collateralized) exceeds $25,000,000 or there are any Unpaid Drawings in respect of Letters of Credit on the last day of such Fiscal Quarter or for more than five consecutive days during such Fiscal Quarter).

Exh. VI-1

IN WITNESS WHEREOF, Holdings has caused this Compliance Certificate to be executed by its Chief Financial Officer as of the date first above written.

BROOKFIELD RESIDENTIAL PROPERTIES INC.,

By:
Name:
Title:

Exh. VI-2

Exhibit A

Default or Event of Default

Exh. VI-3

Exhibit B

Capitalization Ratio

Exh. VI-4

Exhibit C

Restricted, Unrestricted, Immaterial and Specified Subsidiaries

Exh. VI-5

Exhibit D

[Financial Covenant Computations]3

[3]	Include only for a Measurement Quarter (i.e., a Fiscal Quarter of Holdings (i) during which any Loans are outstanding on the last day of such Fiscal Quarter or on more than five separate days during such Fiscal Quarter or (ii) the aggregate Stated Amount of undrawn Letters of Credit (except to the extent cash collateralized) exceeds $25,000,000 or there are any Unpaid Drawings in respect of Letters of Credit on the last day of such Fiscal Quarter or for more than five consecutive days during such Fiscal Quarter).

Exh. VI-6

EXHIBIT VII

FORM OF BORROWING BASE CERTIFICATE

Date: [                    ]

Credit Suisse AG, as Administrative Agent

Attn: Loan Operations – Agency Manager

Eleven Madison Avenue, 23rd Floor

New York, NY 10010

Phone: 919-994-6369

Fax: 212-322-2291

Ladies and Gentlemen:

This Borrowing Base Certificate is delivered to you pursuant to Section 6.1(iv)[(a)(b)(c)]4 of the Credit Agreement dated as of August 2, 2013 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among Brookfield Residential US Corporation (the “Borrower”), Brookfield Residential Properties Inc., as Holdings, the lenders from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent. Capitalized terms used herein without definition shall have the respective meanings given in the Credit Agreement.

1.	[ ] is a duly elected, qualified and acting Responsible Officer of Holdings.

2.	The Total Borrowing Base and the Total Borrowing Base Availability [on a Pro Forma Basis after giving effect to the planned acquisition of Borrowing Base Assets, with adjustments to the Total Borrowing Base and the Total Borrowing Base Availability to reflect the acquisition of such Borrowing Base Assets and the incurrence or assumption of any Unsecured Borrowing Base Debt in connection with any such acquisition][5] as of [ , 20 ] (the “Report Date”) and the components hereof are calculated and set forth on the spreadsheet attached hereto as Schedule I.

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

[4]	Insert as appropriate.
[5]	Insert if certifying under Section 6.1(iv)(c) of the Credit Agreement.

Exh. VII

IN WITNESS WHEREOF, Holdings has caused this Borrowing Base Certificate to be executed by its Responsible Officer as of the date first above written.

BROOKFIELD RESIDENTIAL PROPERTIES INC.,

By:
Name:
Title:

VI-2

SCHEDULE I

BORROWING BASE CALCULATIONS

[see attached]

VI-3

Brookfield Residential U.S. Corporation

$250 Million Revolving Credit Facility

Borrowing Base Certificate as of [Date]

Borrowing Base Assets	Book Value as of [Date]	Advance Rate	Borrowing Base Amount

Unrestricted Cash and Cash Equivalents (in excess of $10 million)		100%	—
Escrow Proceeds Receivable		100%	—
Units Under Contract		90%	—
Units Under Construction		85%	—
Speculative Units (All)		85%	—
Model Units (All)		90%	—
Finished Lots		70%	—
Lots Under Development		65%	—
Entitled Land[1]		50%	—

Subtotal before aged reductions			—
Aged Inventory Reductions:
Speculative Units >360 days		-20%	—
Model Units >360 days		-25%	—

Subtotal aged reductions			—

Unsecured Borrowing Base			$—

Unsecured Borrowing Base Debt:
Total Indebtedness			—
Minus:
Subordinated Debt			—
Non-Recourse Indebtedness			—
Non-Recourse Payment Guaranties and Guarantee obligations of Indebtedness incurred by Joint Ventures			—
Permitted Purchase Money Loans, Construction Loans or Combination Loans[2,3]			—
Letters of credit or similar arrangements to the extend cash collateralized			—

Unsecured Borrowing Base Debt			$—

Unsecured Borrowing Base Availability			$—

Secured Borrowing Base	$300,000,000
Equity Pledged (Yes / No)	No		$—

Total Borrowing Base Availability			$—

Notes:

1.	To the extent not included in the prior Borrowing Base Asset categories.
2.	To the extent not otherwise excluded under Non-Recourse Indebtedness.
3.

In each case, in an amount equal to the lesser of (i) the aggregate principal amount of such Indebtedness and (ii) the sum of (x) the book value of the assets securing such Indebtedness, plus (y) the aggregate amount of costs and expenses incurred in connection with such Indebtedness, plus (z) the aggregate amount of all reserves required to be established pursuant to the terms and conditions of such Indebtedness

EXHIBIT VIII

FORM OF ASSIGNMENT AGREEMENT

This Assignment Agreement (this “Agreement”) is made as of the date set forth below (the “Effective Date”) by and between                                          (“Assignor Lender”) and                                      (“Assignee Lender”)[, an Affiliate of/Approved Fund with respect to [Identify Lender]].6 Capitalized terms used in this Agreement and not otherwise defined herein have the respective meanings set forth in the Credit Agreement dated as of August 2, 2013, by and among Brookfield Residential US Corporation, a Delaware corporation (the “Borrower”), Brookfield Residential Properties Inc., a company organized under the laws of the Province of Ontario, Canada (“Holdings”), the lenders from time to time party thereto (each individually referred to herein as a “Lender” and collectively as “Lenders”) and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”).

ASSIGNMENT, DELEGATION, AND ACCEPTANCE

1. Assignment. Assignor Lender hereby irrevocably sells and assigns to Assignee Lender, subject to and in accordance with the terms of this Agreement, the Credit Agreement and the laws of the jurisdiction(s) of their incorporation, without recourse and without representations or warranties of any kind (except as set forth in Schedule II hereto), as of the Effective Date inserted by the Administrative Agent as contemplated below, all Assignor Lender’s right, title, and interest in and to, in its capacity as a Lender, the Loans and Commitments set forth on Schedule I hereto and the Loan Documents and the respective Collateral.

2. Delegation. Assignor Lender hereby irrevocably assigns and delegates to Assignee Lender, subject to and in accordance with the terms of this Agreement, the Credit Agreement and the laws of the jurisdiction(s) of their incorporation, as of the Effective Date, its Loans and Commitments and all its other duties and obligations as a Lender under the Loan Documents equivalent to the dollar amounts and percentages set forth in Schedule I hereto (including any Letters of Credit included in such facilities) (the “Assigned Amount”), and by execution hereof hereby makes and agrees to be bound by all of the representations, warranties and agreements set forth in Section 2 of Schedule II.

3. Acceptance by Assignee Lender. By its execution of this Agreement, as of the Effective Date, Assignee Lender irrevocably purchases, assumes and accepts such assignment and delegation and agrees to be a Lender with respect to the delegated interest under the Loan Documents and to be bound by the terms and conditions thereof, and hereby makes and agrees to be bound by all of the representations, warranties and agreements set forth in Section 1 of Schedule II. By its execution of this Agreement, Assignor Lender agrees, to the extent provided herein, to relinquish its rights (excluding any rights which survive execution of this Agreement pursuant to Section 10.1B of the Credit Agreement) and be released from its obligations and duties under the Credit Agreement.

4. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Amount as set forth on Schedule I (including payments of principal, interest, fees and other amounts) to the Assignor Lender for amounts which have accrued to but excluding the Effective Date and to the Assignee Lender for amounts which have accrued from and after the Effective Date.

5. General Provisions. This Agreement may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York.

[6]	Select as applicable.

Exh. VIII-1

6. Credit Agreement Controls. In the event of any conflict between the provisions of this Agreement, on the one hand, and the provisions of the Credit Agreement, on the other hand, the Credit Agreement shall control.

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

Exh. VIII-2

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

EFFECTIVE DATE OF ASSIGNMENT:                      [TO BE INSERTED BY THE ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR].

ASSIGNEE LENDER:	ASSIGNOR LENDER:

Legal Name of Assignee Lender	Legal Name of Assignor Lender

By:	By:
Title:	Title:
Notice Address:	Notice Address:

ACKNOWLEDGED BY AND CONSENTED TO:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Administrative Agent and Issuing Bank

By:
Name:
Title:

By:
Name:
Title:

Exh. VIII-3

[CONSENTED TO:

BROOKFIELD RESIDENTIAL US CORPORATION,
a Delaware corporation[7]

By:
Name:
Title:]

CONSENTED TO:

[EACH ISSUING BANK]

By:
Name:
Title:

[7]	To the extent required by the Credit Agreement.

Exh. VIII-4

SCHEDULE I

Assigned Amount:

Facility Assigned	Aggregate Amount of Commitment/Loans for All Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned Commitment/Loans[8]
Loan Commitment

[8]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

Exh. VIII-5

SCHEDULE II

REPRESENTATIONS, WARRANTIES AND COVENANTS

SECTION 1. Assignee Lender’s Representations, Warranties and Covenants. Assignee Lender hereby represents, warrants, and covenants the following:

a) Assignee Lender has full power and authority, and has taken all action necessary, to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement;

b) This Agreement is a legal, valid, and binding agreement of Assignee Lender, enforceable according to its terms;

c) Assignee Lender is familiar with transactions of the kind and scope reflected in the Loan Documents and in this Agreement;

d) Assignee Lender has made its own independent investigation and appraisal of the financial condition and affairs of each Loan Party, has conducted its own evaluation of the Loans, the Loan Documents and each Loan Party’s creditworthiness, has made its decision to become a Lender to the Borrower under the Credit Agreement independently and without reliance upon the Administrative Agent, Assignor Lender or any other Lender, and will continue to make its own credit decisions in taking or not taking action under the Loan Documents; and

e) Assignee Lender satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Amount and become a Lender.

SECTION 2. Assignor Lender’s Representations, Warranties and Covenants. Assignor Lender hereby represents, warrants and covenants the following:

a) Assignor Lender is the legal and beneficial owner of the Assigned Amount, free and clear of any adverse claim, lien, encumbrance, security interest, restriction on transfer, purchase option, call or similar right of a third party;

b) This Agreement is a legal, valid and binding agreement of Assignor Lender, enforceable according to its terms;

c) Assignor Lender has full power and authority, and has taken all action necessary to execute and deliver this Agreement and to fulfill the obligations hereunder and to consummate the transactions contemplated hereby; and

d) Assignor Lender assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of Holdings, the Borrower, any of the Subsidiaries or their Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by Holdings, the Borrower, any of the Subsidiaries or their Affiliates or any other Person of any of their respective obligations under any Loan Document.

Exh. VIII-6

EXHIBIT IX

FORM OF NON-DEBT FUND AFFILIATE ASSIGNMENT AGREEMENT

This Non-Debt Fund Affiliate Assignment Agreement (this “Agreement”) is made as of the date set forth below (the “Effective Date”) by and between                                          (“Assignor Lender”) and                                          (“Assignee Lender”)[, a Non-Debt Fund Affiliate Lender with respect to [Identify Lender]]. Capitalized terms used in this Agreement and not otherwise defined herein have the respective meanings set forth in the Credit Agreement dated as of August 2, 2013, by and among Brookfield Residential US Corporation, a Delaware corporation (the “Borrower”), Brookfield Residential Properties Inc., a company organized under the laws of the Province of Ontario, Canada (“Holdings”), the lenders from time to time party thereto (each individually referred to herein as a “Lender” and collectively as “Lenders”) and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”).

ASSIGNMENT, DELEGATION, AND ACCEPTANCE

1. Assignment. Assignor Lender hereby irrevocably sells and assigns to Assignee Lender, subject to and in accordance with the terms of this Agreement, the Credit Agreement and the laws of the jurisdiction(s) of their incorporation, without recourse and without representations or warranties of any kind (except as set forth in Schedule II hereto), as of the Effective Date inserted by the Administrative Agent as contemplated below, all Assignor Lender’s right, title, and interest in and to, in its capacity as a Lender, the Loans and Commitments set forth on Schedule I hereto and the Loan Documents and the respective Collateral.

2. Delegation. Assignor Lender hereby irrevocably assigns and delegates to Assignee Lender, subject to and in accordance with the terms of this Agreement, the Credit Agreement and the laws of the jurisdiction(s) of their incorporation, as of the Effective Date, its Loans and Commitments and all its other duties and obligations as a Lender under the Loan Documents equivalent to the dollar amounts and percentages set forth in Schedule I hereto (including any Letters of Credit included in such facilities) (the “Assigned Amount”), and by execution hereof hereby makes and agrees to be bound by all of the representations, warranties and agreements set forth in Section 2 of Schedule II.

3. Acceptance by Assignee Lender. By its execution of this Agreement, as of the Effective Date, Assignee Lender irrevocably purchases, assumes and accepts such assignment and delegation and agrees to be a Lender with respect to the delegated interest under the Loan Documents and to be bound by the terms and conditions thereof, and hereby makes and agrees to be bound by all of the representations, warranties and agreements set forth in Section 1 of Schedule II. By its execution of this Agreement, Assignor Lender agrees, to the extent provided herein, to relinquish its rights (excluding any rights which survive execution of this Agreement pursuant to Section 10.1(B) of the Credit Agreement) and be released from its obligations and duties under the Credit Agreement.

4. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Amount as set forth on Schedule I (including payments of principal, interest, fees and other amounts) to the Assignor Lender for amounts which have accrued to but excluding the Effective Date and to the Assignee Lender for amounts which have accrued from and after the Effective Date.

5. General Provisions. This Agreement may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York.

Exh. IX-1

6. Credit Agreement Controls. In the event of any conflict between the provisions of this Agreement, on the one hand, and the provisions of the Credit Agreement, on the other hand, the Credit Agreement shall control.

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

Exh. IX-2

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

EFFECTIVE DATE OF ASSIGNMENT:                      [TO BE INSERTED BY THE ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR].

ASSIGNEE LENDER:	ASSIGNOR LENDER:

Legal Name of Assignee Lender	Legal Name of Assignor Lender

By:	By:
Title:	Title:
Notice Address:	Notice Address:

ACKNOWLEDGED BY AND CONSENTED TO:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH,
as Administrative Agent and Issuing Bank

By:
Name:
Title:

By:
Name:
Title:

Exh. IX-3

[CONSENTED TO:

BROOKFIELD RESIDENTIAL US CORPORATION,
a Delaware corporation[9]

By:
Name:
Title:]

CONSENTED TO:

[EACH ISSUING BANK]

By:
Name:
Title:

[9]	To the extent required by the Credit Agreement.

Exh. IX-4

SCHEDULE I

Assigned Amount:

Facility Assigned	Aggregate Amount of Commitment/Loans for All Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned Commitment/Loans[10]
Loan Commitment

[10]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

Exh. IX-5

SCHEDULE II

REPRESENTATIONS, WARRANTIES AND COVENANTS

SECTION 1. Assignee Lender’s Representations, Warranties and Covenants. Assignee Lender hereby represents, warrants, and covenants the following:

a) Assignee Lender has full power and authority, and has taken all action necessary, to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement;

b) This Agreement is a legal, valid, and binding agreement of Assignee Lender, enforceable according to its terms;

c) Assignee Lender is familiar with transactions of the kind and scope reflected in the Loan Documents and in this Agreement;

d) Assignee Lender has made its own independent investigation and appraisal of the financial condition and affairs of each Loan Party, has conducted its own evaluation of the Loans, the Loan Documents and each Loan Party’s creditworthiness, has made its decision to become a Lender to the Borrower under the Credit Agreement independently and without reliance upon the Administrative Agent, Assignor Lender or any other Lender, and will continue to make its own credit decisions in taking or not taking action under the Loan Documents;

e) Assignee Lender satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Amount and become a Lender; and

(f) Assignee Lender (i) is a Non-Debt Fund Affiliate Lender, (ii) immediately after giving effect to the assignment hereunder, (x) the Non-Debt Fund Affiliate Lenders will not, to the knowledge of the Assignee Lender, collectively hold Loans (and participating interests in Loans) with an aggregate principal amount in excess of 20% of the principal amount of all outstanding Loans as of the date hereof, and (y) the Assignee Lender and its Affiliates will not collectively hold Loans (and participating interests in Loans) with an aggregate principal amount in excess of 20% of the principal amount of all outstanding Loans as of the date hereof, and (iii) affirms the No MNPI Representation, or, if it is not able to affirm the No MNPI Representation, it has received from the Assignor Lender written assurance that the Assignor Lender is a sophisticated investor and is willing to proceed with the assignment.

SECTION 2. Assignor Lender’s Representations, Warranties and Covenants. Assignor Lender hereby represents, warrants and covenants the following:

a) Assignor Lender is the legal and beneficial owner of the Assigned Amount, free and clear of any adverse claim, lien, encumbrance, security interest, restriction on transfer, purchase option, call or similar right of a third party;

b) This Agreement is a legal, valid and binding agreement of Assignor Lender, enforceable according to its terms;

c) Assignor Lender has full power and authority, and has taken all action necessary to execute and deliver this Agreement and to fulfill the obligations hereunder and to consummate the transactions contemplated hereby; and

d) Assignor Lender assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan

Exh. IX-6

Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of Holdings, the Borrower, any of the Subsidiaries or their Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by Holdings, the Borrower, any of the Subsidiaries or their Affiliates or any other Person of any of their respective obligations under any Loan Document.

Exh. IX-7

EXHIBIT X

FORM OF SECURITY AGREEMENT

[See attached]

Exh. X

FORM OF

SECURITY AGREEMENT

Dated [                 ,         ]

from

THE GRANTORS REFERRED TO HEREIN

to

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

as Collateral Agent

T A B L E  O F  C O N T E N T S

Schedules

Schedule I	-	Location, Chief Executive Office, Type of Organization, Jurisdiction of Organization and Organizational Identification Number
Schedule II	-	Pledged Equity

Exhibits

Exhibit A	-	Form of Security Agreement Supplement
Exhibit B	-	Form of Transaction Statement

SECURITY AGREEMENT

SECURITY AGREEMENT (this “Agreement”) dated [                 , 20    ] (the “Effective Date”) among Brookfield Residential US Corporation, a Delaware corporation (the “Borrower”), Brookfield Residential Properties, Inc. (“Holdings”), the entities listed on the signature pages hereof as the subsidiary grantors, and the ADDITIONAL GRANTORS (as defined in Section 16) (collectively, the “Grantors”), and CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH as collateral agent (in such capacity, together with any successor collateral agent appointed pursuant to Article 9 of the Credit Agreement (as hereinafter defined), the “Collateral Agent”) for the Secured Parties (as defined in the Credit Agreement).

PRELIMINARY STATEMENTS

(1) Holdings and the Borrower have entered into a Credit Agreement dated as of August 2, 2013 (such Agreement, as it may hereafter be amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) with the Lenders and the Collateral Agent.

(2) Pursuant to the Credit Agreement, the Grantors are entering into this Agreement in order to grant to the Collateral Agent for the ratable benefit of the Secured Parties a security interest in the Collateral (as hereinafter defined).

(3) The Grantors identified on Schedule II hereto are the owners as of the date hereof of the shares of stock or other Capital Stock of each Pledged Entity (collectively, the “Initial Pledged Equity”) set forth opposite such Grantor’s name on and as otherwise described in Schedule II and issued by the Persons named therein.

(4) It is a condition precedent to the availability of the Secured Borrowing Base that the Grantors shall have executed and delivered this Agreement to the Collateral Agent.

(5) Each Grantor will derive substantial direct and indirect benefit from the transactions contemplated by the Loan Documents.

(6) Terms defined in the Credit Agreement and not otherwise defined in this Agreement are used in this Agreement as defined in the Credit Agreement. Further, unless otherwise defined in this Agreement or in the Credit Agreement, terms defined in Article 8 or 9 of the UCC (as defined below) are used in this Agreement as such terms are defined in such Article 8 or 9. “UCC” means the Uniform Commercial Code as in effect, from time to time, in the State of New York; provided, however, that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “UCC” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

NOW, THEREFORE, in consideration of the premises, in order to induce the Secured Parties to make available the Secured Borrowing Base, and for good and valuable other consideration, the receipt and sufficiency of which is hereby conclusively acknowledged, each Grantor hereby agrees with the Collateral Agent for the ratable benefit of the Secured Parties as follows:

Section 1. Grant of Security. Each Grantor hereby grants to the Collateral Agent, for the ratable benefit of the Secured Parties, a security interest in, such Grantor’s right, title and interest in and to the following, in each case, as to each type of property described below, whether now owned or hereafter acquired by such Grantor, wherever located, and whether now or hereafter existing or arising (collectively, the “Collateral”):

(a) the following (the “Security Collateral”):

(i) (A) the Initial Pledged Equity, (B) the shares of stock or other Capital Stock of any other Pledged Entity from time to time hereafter acquired or created (collectively, the “Additional Pledged Equity”), (C) the certificates (if any) representing the Initial Pledged Equity and the Additional Pledged Equity, and (D) all dividends, distributions, return of capital, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Initial Pledged Equity and the Additional Pledged Equity, and all subscription warrants, rights or options issued thereon or with respect thereto; and

(ii) all additional shares of stock and other Capital Stock of or in any issuer of the Initial Pledged Equity or Additional Pledged Equity, or any successor entity from time to time acquired by such Grantor in any manner (such shares and other Capital Stock, together with the Initial Pledged Equity and the Additional Pledged Equity, being the “Pledged Equity”), and the certificates (if any) representing such additional shares or other Capital Stock, and all dividends, distributions, return of capital, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares or other Capital Stock and all subscription warrants, rights or options issued thereon or with respect thereto;

(b) all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the Collateral (including, without limitation, proceeds, collateral and supporting obligations that constitute property of the types described in clause (a) of this Section 1 and this clause (b)).

Section 2. Security for Obligations. This Agreement secures the payment of all Obligations of each Grantor now or hereafter existing, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, fees, premiums, penalties, indemnifications, contract causes of action, costs, expenses or otherwise (all such Obligations being the “Secured Obligations”). Without limiting the generality of the foregoing, this Agreement secures, as to each Grantor, the payment of all amounts that constitute part of the Secured Obligations and would be owed by such Grantor to any Secured Party under the Loan Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving a Loan Party.

Section 3. Grantors Remain Liable. Anything herein to the contrary notwithstanding, (a) each Grantor shall remain liable under the contracts and agreements included in such Grantor’s Collateral to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by the Collateral Agent of any of the rights hereunder shall not release any Grantor from any of its duties or obligations under the contracts and agreements included in the Collateral and (c) no Secured Party shall have any obligation or liability under the contracts and agreements included in the Collateral solely by reason of this Agreement or any other Loan Document, nor shall any Secured Party be obligated to perform any of the obligations or duties of any Grantor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

Section 4. Delivery and Control of Security Collateral. (a) On or before the Effective Date, all then-existing certificates or instruments representing or evidencing Security Collateral shall be

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delivered to and held by or on behalf of the Collateral Agent pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance reasonably satisfactory to the Collateral Agent. Thereafter, (i) in the event the Borrower elects for the Secured Borrowing Base to be In Effect as of the last day of the Fiscal Year or Fiscal Quarter of Holdings, all other certificates or instruments representing or evidencing Security Collateral as specified in Section 6.7B of the Credit Agreement, shall, no later than ten (10) Business Days from the date of delivery of the Section 6.1 Financials for such Fiscal Year or Fiscal Quarter, be delivered to and held by or on behalf of the Collateral Agent pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance reasonably satisfactory to the Collateral Agent pursuant to Section 6.7B of the Credit Agreement, and (ii) at any time that the Secured Borrowing Base is In Effect, if the Borrower or any Subsidiary of the Borrower acquires any Capital Stock in a Pledged Entity after the date that the Secured Borrower Base is initially In Effect, the Borrower will notify the Collateral Agent (who shall thereafter notify the Lenders) thereof, and will, within thirty (30) days after such acquisition, cause such Capital Stock to be subjected to a Lien securing the Obligations and will take, and cause the relevant Loan Parties to take, such actions as shall be necessary or reasonably requested by the Collateral Agent to grant arid perfect such Liens consistent with the applicable requirements of the Collateral Documents, including delivery of all applicable Collateral Deliverables and all actions Section 6.8A of the Credit Agreement. In addition, upon the occurrence and during the continuance of an Event of Default and the exercise of remedies pursuant to Section 14 hereof, the Collateral Agent shall have the right at any time to exchange certificates or instruments representing or evidencing Security Collateral for certificates or instruments of smaller or larger denominations.

(b) With respect to any Security Collateral in which any Grantor has any right, title or interest and that constitutes an uncertificated security, such Grantor will cause the issuer thereof to deliver to the Collateral Agent a Transaction Statement substantially in the form of Exhibit B hereto, confirming that such issuer will comply with instructions with respect to such security originated by the Collateral Agent without further consent or approval of such Grantor.

(c) Upon the occurrence and during the continuance of an Event of Default and the exercise of remedies pursuant to Section 15 hereof, the Collateral Agent shall have the right, at any time in its discretion and upon notice to any Grantor, to transfer to or to register in the name of the Collateral Agent or any of its nominees any or all of the Security Collateral, subject only to the revocable rights specified in Section 9(a).

(d) Grantors covenant and agree that (i) the Pledged Equity is not and will not be dealt in or traded on securities exchanges or securities markets, and (ii) the terms of the Pledged Equity are not and will not be “investment company securities” within the meaning of Section 8-103 of the UCC.

Section 5. Representations and Warranties. Each Grantor represents and warrants as follows:

(a) Except as otherwise notified by the Grantors pursuant to Section 7, such Grantor’s exact legal name is correctly set forth in Schedule I hereto. Except as otherwise notified by the Grantors pursuant to Section 7, such Grantor is located (within the meaning of Section 9-307 of the UCC) in the state or jurisdiction set forth in Schedule I hereto. Except as otherwise notified by the Grantors pursuant to Section 7, the information set forth in Schedule I hereto with respect to such Grantor is true and accurate in all respects. Such Grantor has not, within the four-month period ending on the date hereof, changed its name, location, type of organization, or jurisdiction of organization from those set forth on Schedule I hereto except as disclosed on Schedule I hereto.

(b) Such Grantor is the legal and beneficial owner of the Collateral of such Grantor free and clear of any Lien, except for those Liens permitted under Section 7.1 of the Credit Agreement (such Liens, the “Permitted Liens”).

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(c) The Pledged Equity pledged by such Grantor hereunder has been duly authorized and, if relating to a corporation, validly issued and is fully paid and non-assessable. If such Grantor is an issuer of Pledged Equity, such Grantor confirms, by virtue of its execution of this Agreement, that it has received notice of such security interest.

(d) The Initial Pledged Equity pledged by such Grantor constitutes the percentage of the issued and outstanding Capital Stock of the issuers thereof indicated on Schedule II hereto.

(e) As of the expiration of the time period set forth in Section 4(a), all Initial Pledged Equity consisting of certificated securities has been delivered to the Collateral Agent. All Security Collateral consisting of certificated securities has been delivered to the Collateral Agent in accordance with Section 4(a). None of the Pledged Equity is credited to a “securities account” (within the meaning of Section 8-501(a) of the UCC). The Initial Pledged Equity pledged by such Grantor constitutes the percentage of the issued and outstanding Equity Interests of the issuers thereof indicated on Schedule I hereto, which is all of the issued and outstanding Equity Interests in the respective Pledged Entity issuer of such interests.

(f) Upon filing by the Collateral Agent of UCC-1 financing statements and similar perfection documents and subject to Permitted Liens, this Agreement creates in favor of the Collateral Agent for the benefit of the Secured Parties a valid and perfected first priority security interest in the Collateral of such Grantor to the extent such security interest can be perfected by filing under the UCC, securing the payment of the Secured Obligations.

(g) To such Grantor’s knowledge, and solely with respect to the Security Collateral, no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for (i) the grant by such Grantor of the security interest granted hereunder or for the execution, delivery or performance of this Agreement by such Grantor, (ii) the perfection or maintenance of the security interest created hereunder (including the first priority nature of such security interest) or (iii) the exercise by the Collateral Agent of its rights provided for in this Agreement or the remedies in respect of the Collateral pursuant to this Agreement, except for the filing of financing and continuation statements under the UCC, filings with the United States Securities and Exchange Commission, such actions as may be required by Applicable Laws affecting the offering and sale of securities generally, and consents, authorizations, filings or other actions which have been obtained or made.

(h) As of the expiration of the time period set forth in Section 4(a), all actions and consents, including all filings, notices, registrations and recordings, necessary for the exercise by the Collateral Agent of the voting or other rights provided for in this Agreement or the exercise of remedies in respect of the Collateral have been made or obtained.

(i) No Grantor has filed or consented to the filing of any financing statement or analogous document under the UCC or any other applicable laws covering any Collateral, except with respect to Permitted Liens.

Section 6. Further Assurances. (a) Each Grantor agrees that from time to time, at its own expense, such Grantor will promptly execute and deliver, or otherwise authenticate, all further instruments and documents, and take all further action that the Collateral Agent may reasonably request, in order to perfect and protect any pledge or security interest granted or purported to be granted by such Grantor hereunder or to enable the Collateral Agent to exercise and enforce its rights and remedies hereunder with respect to any Collateral of such Grantor. Without limiting the generality of the foregoing, each Grantor will, upon the reasonable request of the Collateral Agent, promptly with respect to the Security Collateral of such Grantor deliver to the Collateral Agent evidence that all other actions that the Collateral Agent may reasonably request in order to perfect and protect, and continue the protection and perfection of, the security interest created by Grantor under this Agreement in a manner consistent with the requirements of this Agreement have been taken.

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(b) Each Grantor hereby authorizes the Collateral Agent to file one or more financing or continuation statements, and amendments thereto. A photocopy or other reproduction of this Agreement or any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement where permitted by law. Each Grantor ratifies its authorization for the Collateral Agent to have filed such financing statements, continuation statements or amendments filed prior to the date hereof.

(c) Each Grantor will furnish to the Collateral Agent from time to time statements and schedules further identifying and describing the Security Collateral of such Grantor and such other reports in connection with such Security Collateral as the Collateral Agent may reasonably request, all in reasonable detail.

Section 7. Post-Closing Changes. (a) No Grantor will change its name, type of organization, jurisdiction of organization or location from those set forth in Section 5(a) of this Agreement without first giving at least 20 days’ prior written notice to the Collateral Agent and taking all action required by the Collateral Agent in connection with such change for the purpose of perfecting or protecting the security interest granted by this Agreement. Each Grantor will hold and preserve its records relating to the Collateral in accordance with Section 6.5 of the Credit Agreement and will, upon reasonable notice, permit representatives of the Collateral Agent at any time during normal business hours to inspect and make abstracts from such records and other documents. So long as no Event of Default exists, no Grantor shall be required to reimburse for expenses incurred in connection with an inspection or examination.

(b) If any Grantor shall, as a result of its ownership of the Pledged Equity, become entitled to receive or shall receive any stock certificate or limited partnership or regular membership certificate, as applicable (including, without limitation, any certificate representing a dividend or a distribution in connection with any reclassification, increase or reduction of capital or any certificate issued in connection with any reorganization), option or rights, whether in addition to, in substitution of, as a conversion of, or in exchange for any shares of the Pledged Equity, or otherwise in respect thereof, such Grantor shall receive the same in trust for the benefit of the Collateral Agent, hold the same in trust for the Collateral Agent and promptly deliver the same to the Collateral Agent in the exact form received, duly endorsed by such Grantor to the Collateral Agent, if required, together with an updated stock, regular membership or limited partnership interest power covering such certificate duly executed in blank, to be held by the Collateral Agent hereunder as additional security for the Secured Obligations. Such Grantor shall also deliver to the Collateral Agent together with such certificates and powers an updated Schedule II to this Agreement.

Section 8. UCC Article 8. The Pledged Equity will not be credited to a “securities account” (within the meaning of Section 8-501(a) of the UCC).

Section 9. Voting Rights; Distributions; Etc. (a) So long as no Event of Default shall have occurred and be continuing:

(i) Each Grantor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Collateral or any part thereof for any purpose not prohibited by the terms of this Agreement or the other Loan Documents; provided that such voting and other rights shall not be exercised in any manner that could materially and adversely affect the rights and remedies of the Collateral Agent under this Agreement.

(ii) The Collateral Agent shall execute and deliver (or cause to be executed and delivered) to each Grantor all such proxies and other instruments as such Grantor may reasonably request for the purpose of enabling such Grantor to exercise the voting and other rights that it is entitled to exercise pursuant to paragraph (i) above.

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(b) Subject to paragraph (c) below, each Grantor shall be entitled to receive and retain and use, free and clear of the Lien of this Agreement, any and all dividends, distributions, principal and interest made or paid in respect of the Pledged Collateral to the extent not prohibited by any Loan Document; provided, however, that any and all noncash dividends, interest, principal or other distributions that would constitute Pledged Equity, whether resulting from a subdivision, combination or reclassification of the outstanding Capital Stock of the issuer of any Pledged Equity or received in exchange for Pledged Equity or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be, and shall be forthwith delivered to the Collateral Agent to hold as, Collateral and shall, if received by such Grantor, be received in trust for the benefit of the Collateral Agent, be segregated from the other property or funds of such Grantor and be forthwith delivered to the Collateral Agent as Collateral in the same form as so received (with any necessary endorsement).

(c) Upon written notice to the Grantors by the Collateral Agent following the occurrence and during the continuation of an Event of Default (which notice shall be deemed to have been given immediately upon an Event of Default under Section 8.5 of the Credit Agreement):

(i) all rights of any Grantor to exercise or refrain from exercising the voting and other consensual rights that it would otherwise be entitled to exercise pursuant to Section 9(a)(i) shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall thereupon have the sole right to exercise or refrain from exercising such voting and other consensual rights during the continuation of such Event of Default. After all Events of Default have been cured or waived or otherwise cease to be continuing, each Grantor will have the right to exercise the voting and consensual rights that such Grantor would otherwise be entitled to exercise pursuant to the terms of Section 9(a)(i) (and the obligations of the Collateral Agent under Section 9(a)(ii) shall be reinstated);

(ii) all rights of each Grantor to receive the dividends, distributions and principal and interest payments that such Grantor would otherwise be authorized to receive and retain pursuant to Section 9(b) shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall thereupon have the sole right to receive and hold as Collateral such dividends, distributions and principal and interest payments during the continuation of such Event of Default. After all Events of Default have been cured or waived or otherwise cease to be continuing and Holdings has delivered to the Collateral Agent a certificate to that effect, the Collateral Agent shall repay to each Grantor (without interest) and each Grantor shall be entitled to receive, retain and use all dividends, distributions and principal and interest payments that such Grantor would otherwise be permitted to receive, retain and use pursuant to the terms of Section 9(b) and that remain after the application of such Collateral in accordance with the provisions of Section 15(b);

(iii) all dividends, distributions and principal and interest payments that are received by each Grantor contrary to the provisions of Section 9(b) shall be received in trust for the benefit of the Collateral Agent, shall be segregated from other property or funds of such Grantor and shall forthwith be delivered to the Collateral Agent as Collateral in the same form as so received (with any necessary endorsements); and

(iv) in order to permit the Collateral Agent to receive all dividends, distributions and principal and interest payments to which it may be entitled under Section 9(b) above, to exercise the voting and other consensual rights that it may be entitled to exercise pursuant to Section 9(c)(i), and to receive all dividends, distributions and principal and interest payments that it may be entitled to under Sections 9(c)(ii) and 9(c)(iii), each Grantor shall from time to time execute and deliver to the Collateral Agent, appropriate proxies, dividend payment orders and other instruments as the Collateral Agent may reasonably request.

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(d) Any notice given by the Collateral Agent to the Grantors suspending their rights under paragraph (c) above (i) may be given to one or more of the Grantors at the same or different times and (ii) may suspend the rights of the Grantors under paragraph (a)(i) or paragraph (b) of this Section 9 in part without suspending all such rights (as specified by the Collateral Agent in its sole and absolute discretion) and without waiving or otherwise affecting the Collateral Agent’s rights to give additional notices from time to time suspending other rights so long as an Event of Default has occurred and is continuing.

Section 10. Collateral Agent.

(a) The Collateral Agent has been appointed to act as Collateral Agent hereunder by each Secured Party either pursuant to the Loan Documents or by their acceptance of the benefits hereof. The Collateral Agent shall be obligated to give notices and shall have the right hereunder to make demands, to exercise or refrain from exercising any rights, and to take or refrain from taking any action (including the release or substitution of Collateral), solely in accordance with this Agreement and the Credit Agreement. Without the written consent of the Collateral Agent and any Secured Party that would be affected thereby and any consent required by Section 10.5 of the Credit Agreement, no amendment, modification, termination, or consent shall be effective if the effect thereof would release all or substantially all of the Collateral except as expressly provided herein. In furtherance of the foregoing provisions of this Section, each Secured Party, by its acceptance of the benefits hereof, agrees that it shall have no right individually to realize upon any of the Collateral hereunder, it being understood and agreed by such Secured Party that all rights and remedies hereunder may be exercised solely by the Collateral Agent (subject to Section 14(a)) for the benefit of each Secured Party in accordance with the terms of this Section. The Collateral Agent may resign and any successor Collateral Agent may be appointed in accordance with the terms of the Credit Agreement. The successor Collateral Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Collateral Agent under this Agreement, and the retiring Collateral Agent under this Agreement shall promptly (i) transfer to such successor Collateral Agent all sums, securities and other items of Collateral held hereunder, together with all records and other documents necessary or appropriate in connection with the performance of the duties of the successor Collateral Agent under this Agreement and (ii) execute and deliver to such successor Collateral Agent such amendments to financing statements, and take such other actions, as may be necessary or appropriate in connection with the assignment to such successor Collateral Agent of the security interests created hereunder, whereupon such retiring Collateral Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Collateral Agent’s resignation hereunder as the Collateral Agent, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it under this Agreement while it was the Collateral Agent hereunder.

Section 11. Transfers and Other Liens; Additional Capital Stock. (a) Each Grantor agrees that it will not (i) sell, assign or otherwise dispose of, or grant any option with respect to, any of the Security Collateral, other than sales, assignments and other dispositions of Security Collateral, and options relating to Security Collateral, permitted under the terms of the Credit Agreement, or (ii) create or suffer to exist any Lien upon or with respect to any of the Collateral except for the pledge, assignment and security interest created under this Agreement and Permitted Liens.

(b) Except as otherwise issued in a transaction permitted under the Credit Agreement, each Grantor agrees that it shall cause each issuer of the Pledged Interests pledged by such Grantor not to issue any Capital Stock or other securities in addition to or in substitution for the Pledged Equity issued by such issuer, except to such Grantor.

Section 12. Collateral Agent Appointed Attorney-in-Fact. To the extent permitted by applicable law, each Grantor hereby irrevocably appoints the Collateral Agent such Grantor’s attorney-in-fact, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, from

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time to time upon the occurrence and during the continuance of an Event of Default in the Collateral Agent’s discretion, to take any action and to execute any instrument that the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation:

(a) to obtain and adjust insurance required to be maintained by such Grantor or paid to the Collateral Agent pursuant to the Loan Documents;

(b) to ask for, demand, collect, sue for, recover, compound, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral;

(c) to receive, endorse, assign and/or deliver, and collect any notes, acceptances, checks, drafts, money order or other instruments, documents and chattel paper in connection with clause (b) above;

(d) to file any claims or take any action or institute any proceedings that the Collateral Agent may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of the Collateral Agent with respect to any of the Collateral;

(e) to take or cause to be taken all actions necessary to perform or comply or cause performance or compliance with the terms of this Agreement, including access to pay or discharge taxes or Liens other than Permitted Encumbrances or those Liens permitted pursuant to Section 7.1 of the Credit Agreement levied or placed upon or threatened against the Collateral, the legality or validity thereof and the amounts necessary to discharge the same to be determined by the Collateral Agent in its sole discretion, any such payments made by the Collateral Agent to become obligations of such Grantor to the Collateral Agent, due and payable immediately without demand;

(f) generally to sell, transfer, lease, license, pledge, make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though the Collateral Agent were the absolute owner thereof for all purposes, and to do, at the Collateral Agent’s option and such Grantor’s expense, at any time or from time to time, all acts and things that the Collateral Agent reasonably deems to be necessary to protect, preserve or realize upon the Collateral and the Collateral Agent’s security interest therein in order to effect the intent of this Agreement, all as fully and effectively as such Grantor might do;

(g) consistent with such Grantor’s past practice, to settle, compromise, compound, adjust or defend any actions, suits or proceedings relating to all or any of the Collateral; and

(h) to send verifications of accounts receivable to any account debtor.

Notwithstanding the foregoing, nothing herein contained shall be construed as requiring or obligating the Collateral Agent to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by the Collateral Agent, or to present or file any claim or notice, or to take any action with respect to the Collateral or any part thereof or the moneys due or to become due in respect thereof or any property covered thereby. The Collateral Agent and the other Secured Parties shall be accountable only for amounts actually received as a result of the exercise of the powers granted to them herein, and neither they nor their officers, directors, employees or agents shall be responsible to any Grantor for any act or failure to act hereunder, except for their own gross negligence, willful misconduct or bad faith.

The Collateral Agent agrees that it will not exercise any rights under the foregoing power of attorney unless an Event of Default shall have occurred and be continuing.

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Section 13. Collateral Agent May Perform. If any Grantor fails to perform any agreement contained herein, the Collateral Agent may, upon the occurrence and during the continuance of an Event of Default, but without any obligation to do so and without notice, itself perform, or cause performance of, such agreement, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by such Grantor under Section 16.

Section 14. The Collateral Agent’s Duties. (a) The powers conferred on the Collateral Agent hereunder are solely to protect the Secured Parties’ interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for (i) the exercise of reasonable care with respect to, and the safe custody of, any Collateral in its possession and the accounting for moneys actually received by it hereunder, and (ii) the gross negligence or willful misconduct of any of the Collateral Agent’s officers, directors, agents or employees, the Collateral Agent shall have no duty as to any Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Collateral, whether or not any Secured Party has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to any Collateral. The Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its possession if such Collateral is accorded treatment substantially equal to that which it accords its own property.

(b) Anything contained herein to the contrary notwithstanding, the Collateral Agent may from time to time, when the Collateral Agent deems it to be necessary in accordance with Section 9.1B of the Credit Agreement, appoint one or more subagents (each, a “Subagent”) for the Collateral Agent hereunder with respect to all or any part of the Collateral. In the event that the Collateral Agent so appoints any Subagent with respect to any Collateral, (i) the assignment and pledge of such Collateral and the security interest granted in such Collateral by each Grantor hereunder shall be deemed for purposes of this Security Agreement to have been made to such Subagent, in addition to the Collateral Agent, for the ratable benefit of the Secured Parties, as security for the Secured Obligations of such Grantor, (ii) such Subagent shall automatically be vested, in addition to the Collateral Agent, with all rights, powers, privileges, interests and remedies of the Collateral Agent hereunder with respect to such Collateral, and (iii) the term “Collateral Agent,” when used herein in relation to any rights, powers, privileges, interests, obligations, duties and remedies of the Collateral Agent with respect to such Collateral, shall include such Subagent; provided, however, that no such Subagent shall be authorized to take any action with respect to any such Collateral unless and except to the extent expressly authorized in writing by the Collateral Agent.

Section 15. Remedies. If any Event of Default shall have occurred and be continuing:

(a) The Collateral Agent may exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party upon default under the UCC (whether or not the UCC applies to the affected Collateral) and also may: (i) without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Collateral Agent’s offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Collateral Agent may deem commercially reasonable and (ii) exercise any and all rights and remedies of any of the Grantors under or in connection with the Collateral, or otherwise in respect of the Collateral, including, without limitation, exercise all other rights and remedies with respect to the other Collateral, including, without limitation, those set forth in Section 9-607 of the UCC. Each Grantor agrees that, to the extent notice of sale shall be required by law, at least ten days’ notice to such Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Collateral Agent shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

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(b) Except as expressly provided elsewhere in this Agreement, all proceeds received by the Collateral Agent in respect of any sale, any collection from, or other realization upon all or any part of the Collateral in connection with the exercise of remedies upon the occurrence and during the continuance of an Event of Default shall be applied in full or in part by the Collateral Agent against the Obligations in the order of priority set forth in Section 2.4B(i) of the Credit Agreement.

(c) All payments received by any Grantor in respect of the Collateral shall be received in trust for the benefit of the Collateral Agent, shall be segregated from other funds of such Grantor and, at the request of the Collateral Agent (provided that such request shall not be required in the case of an Event of Default specified in Section 8.5 of the Credit Agreement), shall be paid over to the Collateral Agent in the same form as so received (with any necessary endorsement).

(d) If the Collateral Agent shall determine to exercise its right to sell all or any of the Security Collateral of any Grantor pursuant to this Section 15, each Grantor agrees that, upon request of the Collateral Agent, such Grantor will, at its own expense, provide the Collateral Agent with such other information and projections as may be necessary or, in the opinion of the Collateral Agent, advisable to enable the Collateral Agent to effect the sale of such Security Collateral and otherwise cooperate with such sale of such Security Collateral or any part thereof as the Collateral Agent reasonably requires to ensure that such sale is valid and binding and in compliance with applicable law.

(e) The Collateral Agent is authorized, in connection with any sale of the Security Collateral pursuant to this Section 15, to deliver or otherwise disclose to any prospective purchaser of the Security Collateral: (i) any information and projections provided to it pursuant to subsection (d) above; and (ii) any other information in its possession relating to such Security Collateral.

(f) The rights of the Collateral Agent under this Agreement shall not be conditioned or contingent upon the pursuit by the Collateral Agent of any right or remedy against any Grantor or against any other Person which may be or become liable in respect of all or any part of the Secured Obligations or against any other security therefore, guarantee thereof or right of offset with respect thereto. The Collateral Agent shall not be liable for any failure to demand, collect or realize upon all or any part of the Collateral or for any delay in doing so, nor shall it be under any obligation to sell or otherwise dispose of any Collateral upon the request of and Grantor or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof.

Section 16. Indemnity and Expenses.1 (a) Without limitation of any indemnification obligations of any Grantor under the other Loan Documents, each Grantor agrees to defend (subject to Indemnitees’ selection of counsel), indemnify, pay and hold harmless each Indemnitee, from and against any and all claims, losses, liabilities and related out of pocket expenses, in any way relating to, growing out of or resulting from this Agreement and the transactions contemplated hereby (including enforcement of this Agreement), including the reasonable and documented fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of, the execution, delivery or performance of this Agreement or any agreement or instrument contemplated hereby or any claim, litigation, investigation or proceeding relating to any of the foregoing or to the Collateral, regardless of whether any Indemnitee is a party thereto or whether initiated by a third party or by a Grantor or any Affiliate thereof, except to the extent that such losses, claims, damages, liabilities or related expenses (A) are determined by a court of competent jurisdiction by final and nonappealable judgment

[1]	Note: We have kept in, as it is possible that current or future Grantors may not be Loan Parties to the Credit Agreement and thus would need to be covered by the indemnity and expense reimbursement

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to have resulted from the bad faith, gross negligence or willful misconduct of any Indemnitee or, to the extent acting at the direction of any Indemnitee, any partners, agents, advisors or representatives of such Indemnitee, (B) are determined by a court of competent jurisdiction by final and nonappealable judgment to have arisen from a material breach of the obligations of such Indemnitee under this Agreement, or, to the extent acting at the direction of any of Indemnitee, any partners, agents, advisors or representatives of such Indemnitee or (C) arise from disputes solely among the Indemnitees other than claims against an Indemnitee in its capacity or in fulfilling its role as an Agent, Arranger, Issuing Bank or other similar role under this Agreement and other than claims arising out of any act or omission of the Borrower or any of its affiliates. To the extent permitted by applicable law, no Grantor shall assert, and each Grantor hereby waives any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the transactions, any Loan or Letter of Credit or the use of proceeds thereof.

(b) Expenses. Without limiting anything to the contrary in the Credit Agreement, each Grantor agrees to pay promptly all the reasonable and documented out-of-pocket expenses of creating perfecting and maintaining Liens in favor of Collateral Agent, for the benefit of each Secured Party pursuant hereto, including search, filing and recording fees, expenses and taxes, stamp or documentary taxes, search fees, title insurance premiums and reasonable fees, expenses and disbursements of counsel to Collateral Agent and of counsel providing any opinions that Collateral Agent may request in respect of the Collateral or the Liens created pursuant to the Loan Documents; and after the occurrence and during the continuance of an Event of Default, all costs and expenses, including reasonable and documented attorneys’ fees and costs of settlement, incurred by the Collateral Agent in enforcing any Obligations of or in collecting any payments due from any Grantor hereunder or under the other Loan Documents by reason of such Event of Default (including in connection with the sale of, collection from, or other realization upon any of the Collateral) or in connection with any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a “work-out” or pursuant to any insolvency or bankruptcy cases or proceedings.

(c) The obligations of each Grantor in this Section 16 shall survive the termination of this Agreement and any other Loan Document, the discharge of such Grantor’s other obligations under this Agreement, the Credit Agreement and any other Loan Documents, the consummation of the transactions contemplated hereby, the repayment of any of the Obligations, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, and any investigation made by or on behalf of the Collateral Agent or any other Secured Party. All amounts due under this Section 16 shall be payable promptly after demand therefor.

Section 17. Amendments; Waivers; Additional Grantors, Etc.

(a) Collateral Agent’s Consent. Subject to Section 10, no amendment, modification, termination or waiver of any provision of this Agreement, or consent to any departure by any Grantor therefrom, shall in any event be effective without the written concurrence of both the Grantor affected thereby and the Collateral Agent, subject to any consent required in accordance with Section 10.5 of the Credit Agreement.

(b) No Waiver; Remedies Cumulative. No failure or delay on the part of the Collateral Agent, the Administrative Agent, any Issuing Bank or Lender in the exercise of any power, right or privilege hereunder or under any other Loan Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege, or any abandonment or discontinuance of steps to enforce such a right, power or privilege, preclude other or further exercise thereof or of any other power, right or privilege. All rights, powers and remedies existing under this Agreement and the other Loan Documents are cumulative, and not exclusive of, any rights or remedies otherwise available. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

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(c) Upon the execution and delivery, or authentication, by any Person of a security agreement supplement in substantially the form of Exhibit A hereto (each, a “Security Agreement Supplement”) pursuant to Section 6.7 of the Credit Agreement, (i) such Person shall be referred to as an “Additional Grantor” and shall be and become a Grantor hereunder, and each reference in this Agreement and the other Loan Documents to “Grantor” shall also mean and be a reference to such Additional Grantor, and each reference in this Agreement and the other Loan Documents to “Collateral” shall also mean and be a reference to the Collateral of such Additional Grantor, and (ii) the supplemental Schedule I and Schedule II attached to each Security Agreement Supplement shall be incorporated into and become a part of and supplement Schedule I and Schedule II, respectively, hereto, and the Collateral Agent may attach such supplemental schedules to such Schedules; and each reference to such Schedules shall mean and be a reference to such Schedules as supplemented pursuant to each Security Agreement Supplement.

Section 18. Notices, Etc. All notices and other communications provided for hereunder shall be given in accordance with Section 10.7 of the Credit Agreement. Delivery by telecopier or email (in pdf format) of an executed counterpart of any amendment or waiver of any provision of this Agreement or of any Security Agreement Supplement or Schedule hereto shall be effective as delivery of an original executed counterpart thereof.

Section 19. Continuing Security Interest; Transfer of Secured Obligations. (a) This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect until the irrevocable payment in full and discharge of all Obligations (other than contingent indemnification obligations, Guaranteed Hedge Obligations under Guaranteed Hedge Agreements or Cash Management Obligations, in each case, not then due and payable) and the cancellation or expiration of all Letters of Credit (or the making of other arrangements with respect to such Letters of Credit reasonably satisfactory to the Administrative Agent and each relevant Issuing Bank), (ii) be binding upon each Grantor and its successors and assigns and (iii) inure, together with the rights and remedies of the Collateral Agent hereunder, to the benefit of the Collateral Agent and its successors, transferees and assigns. Without limiting the generality of the foregoing, but subject to the terms of the Loan Documents, each Secured Party may assign or otherwise transfer any Obligations held by it to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to each Secured Party herein or otherwise. Upon the irrevocable payment in full and discharge of all Obligations (other than contingent indemnification obligations, Guaranteed Hedge Obligations under Guaranteed Hedge Agreements or Cash Management Obligations, in each case, not then due and payable) and the cancellation or expiration of all Letters of Credit (or the making of other arrangements with respect to such Letters of Credit reasonably satisfactory to the Administrative Agent and each relevant Issuing Bank), this Agreement and the security interest granted hereby shall automatically terminate hereunder and of record and all rights to the Collateral shall revert to each Grantor, as applicable.

(b) A Grantor shall automatically be released from its obligations hereunder and the security interest in the Collateral of such Grantor shall be automatically released upon the consummation of any transaction permitted by the Credit Agreement, as a result of which such Grantor ceases to be a Subsidiary of any Loan Party.

(c) Upon any sale, disposition or other transfer (other than by lease or license) by any Grantor of any Collateral that is permitted under the Credit Agreement, or upon the effectiveness of any written consent to the release of the security interest granted hereby in any Collateral pursuant to the terms of Section 10.5 of the Credit Agreement on or after the Effective Date, the security interest in such Collateral shall be automatically released and such Collateral sold free and clear of the Lien and security interests created hereby.

(d) In connection with any termination or release pursuant to clause (a), (b) or (c) of this Section 19, the Collateral Agent shall execute and deliver to any Grantor, at such Grantor’s expense, all documents that such Grantor shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section 19(d) shall be without recourse to or representation or warranty by the Collateral Agent or any Secured Party.

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Section 20. [Reserved].

Section 21. Security Interest Absolute. All rights of the Collateral Agent hereunder, the grant of a security interest in the Collateral and all obligations of each Grantor hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Credit Agreement, any other Loan Document, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Credit Agreement, any other Loan Document or any other agreement or instrument relating to the foregoing, (c) any exchange, release or non-perfection of any Lien on other collateral, or any release or amendment or waiver of or consent under or departure from any guarantee, securing or guaranteeing all or any of the Obligations or (d) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Grantor in respect of the Obligations or this Agreement.

Section 22. Third Party Waivers. (a) Each Grantor authorizes the Collateral Agent to perform any or all of the following acts at any time in its sole discretion, all without notice to any Grantor, without affecting such Grantor’s obligations under this Agreement or any other Loan Documents and without affecting the liens and encumbrances against the Collateral in favor of the Collateral Agent:

(i) Subject to Section 10.5 of the Credit Agreement, the Collateral Agent may alter any terms of the Obligations or any part thereof, including renewing, compromising, extending or accelerating, or otherwise changing the time for payment of, or increasing or decreasing the rate of interest on, the Obligations or any part thereof.

(ii) The Collateral Agent may take and hold security for the Obligations, accept additional or substituted security, and subordinate, exchange, enforce, waive, release, compromise, fail to perfect and sell or otherwise dispose of any such security.

(iii) The Collateral Agent may direct the order and manner of any sale of all or any part of any security now or later to be held for the Obligations, and the Collateral Agent (or its nominees or designees) may also bid at any such sale.

(iv) The Collateral Agent may apply any payments or recoveries from the Borrower, any Grantor or any other source, and any proceeds of any security, to the obligations under the Loan Documents in such manner, order and priority as the Collateral Agent may elect.

(v) The Collateral Agent may release the Borrower or any other person or entity of its liability for the Obligations or any part thereof.

(vi) The Collateral Agent may substitute, add or release any one or more guarantors or endorsers.

(vii) In addition to the Obligations, the Collateral Agent may extend other credit to the Borrower, and may take and hold security for the credit so extended.

(b) Each Grantor waives:

(i) Any right it may have to require the Collateral Agent to proceed against the Borrower, any Grantor or any other person or entity, proceed against or exhaust any security held from the Borrower, any Grantor or any person or entity, or pursue any other remedy in the Collateral Agent’s power to pursue;

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(ii) Any defense based on any claim that any Grantor’s obligations exceed or are more burdensome than those of the Borrower, any Grantor or any other Person;

(iii) Any defense: (A) based on any legal disability of any other Person, (B) based on any release, discharge, modification, impairment or limitation of the liability of any other person or entity to the Collateral Agent from any cause, whether consented to by the Collateral Agent or arising by operation of law, (C) arising out of or able to be asserted as a result of any case, action or proceeding before any court or other governmental authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up or relief of any other person or entity or any of their respective affiliates, or any general assignment for the benefit of creditors, composition, marshaling of assets for creditors or other, similar arrangement in respect of its creditors generally or any substantial portion of its creditors; in each case as undertaken under any U.S. Federal or State law (each of the foregoing described in this clause (C) being referred to herein as an “Insolvency Proceeding”); or (D) arising from any rejection or disaffirmance of the Obligations, or any part thereof, or any security held therefor, in any such Insolvency Proceeding;

(iv) All presentments, demands for performance, notices of nonperformance, protests, notices of protest, notices of dishonor, notices of intention to accelerate, notices of acceleration, notices of acceptance of this Agreement or any other Loan Document and of the existence, creation, or incurring of new or additional indebtedness, and demands and notices of every kind (except or expressly required by the Credit Agreement); and

(v) Except for such notices as required by the Loan Documents, any defense based on or arising out of any defense that the Borrower or any of its affiliates may have to the payment or performance of the Obligations (other than the defense that the Obligations have been paid in full).

(c) (i) After the occurrence and during the continuance of any Event of Default, in its sole discretion, without prior notice (except as required by applicable law) to or consent of any Grantor, the Collateral Agent may elect to: (A) foreclose against any collateral for the Secured Obligations, (B) accept any offer to transfer any such collateral for the Secured Obligations in lieu of foreclosure, (C) compromise or adjust the Secured Obligations or any part thereof or make any other accommodation with any Grantor or any Person, or (D) exercise any other remedy against any Grantor or any Person or any collateral for the Secured Obligations. No such action by the Collateral Agent shall release or limit the Collateral Agent’s rights hereunder or under the other Loan Documents, even if the effect of the action is to deprive any Grantor of any subrogation rights, rights of indemnity, or other rights to collect reimbursement from any other Grantor or any other Person for any sums paid to the Collateral Agent, whether contractual or arising by operation of law or otherwise.

(ii) Subject to the payment in full of all Secured Obligations, each Grantor shall retain its rights to seek contribution and reimbursement from, and rights of subrogation with respect to, any other Grantor to the extent the Secured Obligations hereunder render such Grantor insolvent. Such rights of subrogation, contribution and reimbursement shall be subordinate to the Secured Obligations, and no Grantor shall enforce any such rights until the Secured Obligations shall have been paid in full.

Section 23. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or email (in pdf format) shall be effective as delivery of an original executed counterpart of this Agreement.

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Section 24. The Credit Agreement. If any conflict or inconsistency exists between this Agreement and the Credit Agreement, the Credit Agreement shall control and govern to the extent of such inconsistency.

Section 25. Governing Law, Jurisdiction, Waiver of Jury Trial, Etc.

(a) APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) SUBMISSION TO JURISDICTION. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN AND OF THE UNITED STATES DISTRICT COURT SITTING IN THE BOROUGH OF MANHATTAN, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ONLY IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT ANY AGENT, ANY LENDER OR ANY ISSUING BANK OR ANY OTHER SECURED PARTY MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY GRANTOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION. IT IS UNDERSTOOD BY THE PARTIES THAT THE FOREGOING SHALL NOT APPLY TO ANY BANKRUPTCY, INSOLVENCY OR SIMILAR LAW OR ANY PROCEEDING THEREUNDER.

(c) WAIVER OF VENUE. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN SECTION 10.17A OF THE CREDIT AGREEMENT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d) SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.7 OF THE CREDIT AGREEMENT. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(e) WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES

15

THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON PARTY HERETO HAS REPRESENTED TO SUCH PARTY, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 26. Miscellaneous.

(a) Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors and assigns including all persons who become bound as debtor to this Agreement. No Grantor shall, without the prior written consent of the Collateral Agent, assign any right, duty or obligation hereunder.

(b) Survival of Representations, Warranties and Agreements. All representations, warranties and agreements made herein shall survive the execution and delivery hereof. Notwithstanding anything herein or implied by law to the contrary, the agreements of each Grantor set forth in Sections 13 and 16 and shall survive the payment of the Obligations and the termination hereof.

(c) Marshaling; Payments Set Aside. The Collateral Agent shall not be under any obligation to marshal any assets in favor of any Grantor or any other Person or against or in payment of any or all of the Obligations.

(d) Severability. In case any provision in or obligation hereunder shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

(e) Headings. Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

(f) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of an executed signature page to this Agreement by facsimile transmission or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

(g) Entire Agreement. This Agreement and the other Loan Documents embody the entire agreement and understanding between the Grantors and the Collateral Agent and supersede all prior agreements and understandings between such parties relating to the subject matter hereof and thereof. Accordingly, the Loan Documents may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

[Signatures on following pages]

16

IN WITNESS WHEREOF, each Grantor and the Collateral Agent has caused this Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH,
as Collateral Agent

By:
Name:
Title:

By:
Name:
Title:

[Signatures continue on following pages]

S-1	Bow River – Security Agreement

GRANTORS:

[TBD]

By:
Name:
Title:

[End of Signatures]

S-2	Bow River – Security Agreement

Schedule I to the

Security Agreement

LOCATION, TYPE OF ORGANIZATION, AND JURISDICTION OF ORGANIZATION

Grantor	Location	Type of Organization	Jurisdiction of Organization

Schedule I

Schedule II to the

Security Agreement

PLEDGED EQUITY

Grantor	Issuer	Class of Equity Interest	Par Value	Certificate No(s)	Number of Shares	Percentage of Outstanding Shares

Schedule II

Exhibit A to the

Security Agreement

FORM OF SECURITY AGREEMENT SUPPLEMENT

[Date of Security Agreement Supplement]

To:	Credit Suisse AG, as Collateral Agent

Attn: Loan Operations – Agency Manager

Eleven Madison Avenue, 23rd Floor

New York, NY 10010

Phone: 919-994-6369

Fax: 212-322-2291

Brookfield Residential US Corporation, Inc.

Ladies and Gentlemen:

Reference is made to (i) the Credit Agreement dated as of August 2, 2013 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Brookfield Residential US Corporation., as the Borrower, the Lenders party thereto, Credit Suisse AG, Cayman Islands Branch, as collateral agent (together with any successor collateral agent appointed pursuant to Article 9 of the Credit Agreement, the “Collateral Agent”), and (ii) the Security Agreement dated [                 , 20    ] (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Security Agreement”) made by the Grantors from time to time party thereto in favor of the Collateral Agent for the Secured Parties. Terms defined in the Credit Agreement or the Security Agreement and not otherwise defined herein are used herein as defined in the Credit Agreement or the Security Agreement.

SECTION 1. Grant of Security. The undersigned hereby grants to the Collateral Agent, for the ratable benefit of the Secured Parties, a security interest in, all of its right, title and interest in and to all of the Collateral of the undersigned, whether now owned or hereafter acquired by the undersigned, wherever located and whether now or hereafter existing or arising. including, without limitation, the Collateral of the undersigned set forth on the attached supplemental schedules to the Schedules to the Security Agreement.

SECTION 2. Security for Obligations. The grant of a security interest in the Collateral by the undersigned under this Security Agreement Supplement and the Security Agreement secures the payment of all Secured Obligations of the undersigned. Without limiting the generality of the foregoing, this Security Agreement Supplement and the Security Agreement secure the payment of all amounts that constitute part of the Secured Obligations and that would be owed by the undersigned to any Secured Party under the Loan Documents but for the fact that such Secured Obligations are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving a Loan Party.

SECTION 3. Supplements to Security Agreement Schedules. The undersigned has attached hereto supplemental Schedules I and II to Schedules I and II respectively, to the Security Agreement, and the undersigned hereby certifies, as of the date first above written, that such supplemental schedules have been prepared by the undersigned in substantially the form of the equivalent Schedules to the Security Agreement and are complete and correct.

SECTION 4. Representations and Warranties. The undersigned hereby makes each representation and warranty set forth in Section 5 of the Security Agreement (as supplemented by the attached supplemental schedules) to the same extent as each other Grantor.

Exhibit A-1

SECTION 5. Obligations Under the Security Agreement. The undersigned hereby agrees, as of the date first above written, to be bound as a Grantor by all of the terms and provisions of the Security Agreement to the same extent as each of the other Grantors. The undersigned further agrees, as of the date first above written, that each reference in the Security Agreement to an “Additional Grantor” or a “Grantor” shall also mean and be a reference to the undersigned.

SECTION 6. Jurisdiction, Etc. (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the County and City of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any Secured Party may otherwise have to bring any action or proceeding relating to this Agreement or the other Loan Documents against the Loan Parties or their properties in the courts of any jurisdiction.

(b) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this agreement or the other Loan Documents in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

SECTION 7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York.

SECTION 8. WAIVER OF JURY TRIAL. Grantor unconditionally waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement or any of the other Loan Documents and (b) any claims for punitive damages (to the extent such claims arise from the use of proceeds of the Loans for the purpose of acquisitions). Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the other Loan Documents, as applicable, by, among other things, the mutual waivers and certifications in this Section 8.

Very truly yours,

[NAME OF ADDITIONAL GRANTOR]

By
Title:

Address for notices:

Exhibit A-2

Exhibit B to the

Security Agreement

FORM OF TRANSACTION STATEMENT

[            ] [    ], 20[    ]

To:	[NAME OF PLEDGOR]

and

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

as Collateral Agent

Attn: Loan Operations – Agency Manager

Eleven Madison Avenue, 23rd Floor

New York, NY 10010

Phone: 919-994-6369

Fax: 212-322-2291

To the extent the [describe Pledged Equity] (“Pledged Equity”) shall at any time be deemed “uncertificated securities” under Article 8 of the Uniform Commercial Code as in effect from time to time in the jurisdiction of the undersigned, the undersigned agrees that it will comply with instructions originated by the Collateral Agent with respect to the Pledged Equity without further consent by [Name of Grantor].

Exhibit B-1

This Transaction Statement is merely a record of the rights of the addressees as of the time of its issuance. Delivery of this Transaction Statement, of itself, confers no rights on the recipients. This Transaction Statement is neither a negotiable instrument nor a security.

Very truly yours,

[NAME OF ISSUER]

By:
Name:
Title:

Exhibit B-2

EXHIBIT XI

FORM OF OPINION OF CLEARY GOTTLIEB STEEN & HAMILTON LLP

[See attached]

Exh. XI

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA

NEW YORK, NY 10006-1470

(212) 225-2000

FACSIMILE (212) 225-3999

WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS • LONDON • MOSCOW

FRANKFURT • COLOGNE • ROME • MILAN • HONG KONG

BEIJING • BUENOS AIRES • SÃO PAULO • ABU DHABI • SEOUL

Writer’s Direct Dial: +1 212 225 2494

E-Mail: sflow@cgsh.com

LAURENT ALPERT

VICTOR I. LEWKOW

LESLIE N. SILVERMAN

ROBERT L. TORTORIELLO

LEE C. BUCHHEIT

JAMES M. PEASLEE

ALAN L. BELLER

THOMAS J. MOLONEY

JONATHAN I. BLACKMAN

WILLIAM F. GORIN

MICHAEL L. RYAN

ROBERT P. DAVIS

YARON Z. REICH

RICHARD S. LINCER

JAIME A. EL KOURY

STEVEN G. HOROWITZ

JAMES A. DUNCAN

STEVEN M. LOEB

DONALD A. STERN

CRAIG B. BROD

SHELDON H. ALSTER

MITCHELL A. LOWENTHAL

EDWARD J. ROSEN

JOHN PALENBERG

LAWRENCE B. FRIEDMAN

NICOLAS GRABAR

CHRISTOPHER E. AUSTIN

SETH GROSSHANDLER

WILLIAM A. GROLL

JANET L. FISHER

DAVID L. SUGERMAN

HOWARD S. ZELBO

DAVID E. BRODSKY

MICHAEL R. LAZERWITZ

ARTHUR H. KOHN

RICHARD J. COOPER

JEFFREY S. LEWIS

FILIP MOERMAN

PAUL J. SHIM

STEVEN L. WILNER

ERIKA W. NIJENHUIS

LINDSEE P. GRANFIELD

ANDRES DE LA CRUZ

DAVID C LOPEZ

CARMEN A. CORRALES

JAMES L. BROMLEY

MICHAEL A. GERSTENZANG

LEWIS J. LIMAN

LEV L. DASSIN

NEIL Q. WHORISKEY

JORGE U. JUANTORENA

MICHAEL D. WEINBERGER

DAVID LEINWAND

JEFFREY A. ROSENTHAL

ETHAN A. KLINGSBERG

MICHAEL J. VOLKOVITSCH

MICHAEL D. DAYAN

CARMINE D. BOCCUZZI, JR.

JEFFREY D. KARPF

KIMBERLY BROWN BLACKLOW

ROBERT J. RAYMOND

LEONARD C. JACOBY

SANDRA L. FLOW

FRANCISCO L. CESTERO

FRANCESCA L. ODELL

WILLIAM L. MCRAE

JASON FACTOR

MARGARET S. PEPONIS

LISA M. SCHWEITZER

JUAN G. GIRALDEZ

DUANE MCLAUGHLIN

BREON S. PEACE

MEREDITH E. KOTLER

CHANTAL E. KORDULA

BENET J. O’REILLY

DAVID AMAN

ADAM E. FLEISHER

SEAN A. O’NEAL

GLENN P. MCGRORY

MATTHEW P. SALERNO

MICHAEL J. ALBANO

VICTOR L. HOU

ROGER A. COOPER

AMY R. SHAPIRO

JENNIFER KENNEDY PARK

ELIZABETH LENAS

LUKE A. BAREFOOT

PAMELA L. MARCOGLIESE

        RESIDENT PARTNERS

SANDRA M. ROCKS

S. DOUGLAS BORISKY

JUDITH KASSEL

DAVID E. WEBB

PENELOPE L. CHRISTOPHOROU

BOAZ S. MORAG

MARY E. ALCOCK

DAVID H. HERRINGTON

HEIDE H. ILGENFRITZ

JONATHAN S.KOLODNER

HUGH C. CONROY, JR.

KATHLEEN M. EMBERGER

WALLACE L. LARSON, JR.

JAMES D. SMALL

AVRAM E. LUFT

DANIEL ILAN

ANDREW WEAVER

HELENA K. GRANNIS

GRANT M. BINDER

MEYER H. FEDIDA

        RESIDENT COUNSEL

August 2, 2013

The Administrative Agent, the Collateral Agent and the Lenders party on the date hereof to the Credit Agreement referred to below, as listed on Schedule I attached hereto

Ladies and Gentlemen:

We have acted as special United States counsel to (i) Brookfield Residential US Corporation, a Delaware corporation (the “Borrower”), (ii) Brookfield Playa Management Inc. a Delaware corporation (the “Delaware Corporate Guarantor” and together with the Borrower, the “Corporate Credit Parties”), and (iii) Brookfield Homes (US) LLC, Brookfield Residential (Texas) LLC, Brookfield Home Services LLC, BHIP Management LLC, Brookfield Financial California LLC, Brookfield California Land Holdings LLC, California Customer Care LLC, Brookfield San Diego Holdings LLC, Brookfield Southern California Holdings LLC, Brookfield Homes Southern California LLC, Brookfield Southern California Land LLC, Brookfield Land Services LLC, BHC BrookCal LLC, BH Hawaii Holdings LLC, Brookfield Bay Area Holdings LLC, Brookfield Sacramento Holdings LLC, Brookfield Washington, LLC, Brookfield SD Holdings LLC, Brookfield Homes Design Studio LLC, Coscan Maryland LLC, Playa Capital Holdings LLC, Playa Residential Holding LLC, PP1CL Holdings LLC, Brookfield Residential (Arizona) LLC, Brookfield Eastmark LLC and Brookfield Arizona Management LLC, each a Delaware limited liability company (collectively, “LLC Credit Parties” and together with the Delaware Corporate Guarantor, the “Delaware Guarantors”), in connection with the credit agreement dated as of the date hereof (the “Credit Agreement”) between the Borrower, Brookfield Residential Properties Inc., an Ontario corporation (“Holdings”), the lenders from time to time party thereto (each, a “Lender”) and Credit Suisse AG, Cayman Islands Branch, as administrative agent for the Lenders and as collateral agent for the Lenders. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Credit Agreement.

CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE.

Administrative Agent, Collateral Agent and Lenders party to the Credit Agreement, p. 2

Each of the Borrower and each of the Delaware Guarantors is referred to herein as a “Credit Party,” and they are referred to collectively herein as the “Credit Parties.” This opinion letter is furnished to you pursuant to Section 4.1(D) of the Credit Agreement.

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	an executed copy of the Credit Agreement;

(b)	an executed copy of the Guaranty dated the date hereof to which the Delaware Guarantors are a party (the “Guaranty”);

(c)	the Notes as executed by the Borrower on the date hereof (together with the Credit Agreement and the Guaranty, the “Credit Documents”);

(d)	the form of the Security Agreement included as Exhibit X to the Credit Agreement (the “Security Agreement”);

(e)	a copy of (i) the Certificate of Incorporation of each of the Corporate Credit Parties, each certified by the Secretary of State of the State of Delaware and delivered to you by the Corporate Credit Parties at the closing pursuant to the Credit Agreement; and (ii) the By-Laws of each of the Corporate Credit Parties, certified by the secretary or assistant secretary of each of the Corporate Credit Parties and delivered to you by the Corporate Credit Parties at the closing pursuant to the Credit Agreement; and

(f)	a copy of (i) the Certificate of Formation of each of the LLC Credit Parties, each certified by the Secretary of State of the State of Delaware and delivered to you by the LLC Credit Parties at the closing pursuant to the Credit Agreement; and (ii) the Limited Liability Company Agreement of each of the LLC Credit Parties, certified by the secretary or assistant secretary of each of the LLC Credit Parties and delivered to you by the LLC Credit Parties at the closing pursuant to the Credit Agreement.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate and limited liability company records, as applicable, of each Credit Party and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of the Credit Parties in the Credit Documents).

Administrative Agent, Collateral Agent and Lenders party to the Credit Agreement, p. 3

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

1. Each of the Corporate Credit Parties is validly existing as a corporation in good standing under the laws of the State of Delaware. Each of the LLC Credit Parties is validly existing as a limited liability company in good standing under the laws of the State of Delaware.

2. Each of the Corporate Credit Parties has corporate power to enter into the each of Credit Documents to which it is a party and to perform its respective obligations thereunder. Each of the LLC Credit Parties has limited liability company power to enter into each of the Credit Documents to which it is a party and to perform its respective obligations thereunder.

3. The execution and delivery by each Corporate Credit Party of each of the Credit Documents to which it is a party have been duly authorized by all necessary corporate action of such Corporate Credit Party. The execution and delivery by each LLC Credit Party of each of the Credit Documents to which it is a party have been duly authorized by all necessary limited liability company action of such LLC Credit Party. Each of the Credit Documents to which a Credit Party is a party has been duly executed and delivered by such Credit Party and is a valid, binding and enforceable agreement of such Credit Party.

4. Except for (i) such filings and other actions as may be required to perfect the Liens in favor of the Collateral Agent that the Security Agreement, if entered into pursuant to the Credit Agreement, would purport to create and (ii) with respect to any securities pledged under the Security Agreement, such actions as may be required under federal or state securities laws in connection with a disposition of such securities, the execution and delivery of the Credit Documents by each of the Credit Parties do not, and the performance by each of the Credit Parties of its respective obligations in the Credit Documents to which it is a party will not, (a) require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States of America or the State of New York that in our experience normally would be applicable to general business entities with respect to such execution, delivery and performance (but we express no opinion relating to the United States federal securities laws or any state securities or Blue Sky laws); (b) result in a violation of (x) the Certificate of Incorporation or By-laws of any such Corporate Credit Party or (y) the Certificate of Formation or Limited Liability Company Agreement of any such LLC Credit Party; or (c) result in a violation of any United States federal or New York State law or published rule or regulation that in our experience normally would be applicable to general business entities with respect to such execution, delivery and performance (but we express no opinion relating to the United States federal securities laws or any state securities or Blue Sky laws).

Insofar as the foregoing opinions relate to the valid existence and good standing of any of the Credit Parties, they are based solely on confirmation from public officials. Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of any of the Credit Parties, (a) we have assumed that such Credit Party and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to any of the Credit Parties regarding matters of the

Administrative Agent, Collateral Agent and Lenders party to the Credit Agreement, p. 4 federal law of the United States of America, the law of the State of New York, with respect to the Corporate Credit Parties, the General Corporation Law of the State of Delaware or, with respect to the LLC Credit Parties, the Limited Liability Company Act of the State of Delaware that in our experience normally would be applicable to general business entities with respect to such agreement or obligation), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

In rendering the opinion expressed in numbered paragraph 4, we have assumed that the Security Agreement is entered into in the form included as Exhibit X of the Credit Agreement.

In rendering the opinion expressed in clause (ii)(b)(y) of numbered paragraph 4 as to the Limited Liability Company Agreement of each LLC Credit Party, we have assumed such Limited Liability Company Agreement would be interpreted in accordance with its plain meaning.

We also note the following:

(a) With respect to the first sentence of Section 10.17A of the Credit Agreement and the first sentence of Section 21 of the Guaranty, we express no opinion as to the subject matter jurisdiction of any United States federal court to adjudicate any action relating to such Credit Document where jurisdiction based on diversity of citizenship under 28 U.S.C. §1332 does not exist.

(b) We note that the designation in Section 10.17A of the Credit Agreement and Section 21 of the Guaranty of the United States District Court for the Southern District of New York as the venue for actions or proceedings relating to such agreement is (notwithstanding the waivers contained in Section 10.17B of the Credit Agreement and Section 21 of the Guaranty, respectively), subject to the power of such court to transfer actions pursuant to 28 U.S.C. § 1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such an action or proceeding.

(c) Insofar as Section 10.2B of the Credit Agreement provides for indemnification, the enforcement thereof may be limited by public policy considerations.

(d) We express no opinion regarding the conclusiveness or binding nature of any calculation or determination made by the Lender or any other person pursuant to the Credit Documents.

(e) We express no opinion as to the enforceability of Section 10.24 of the Credit Agreement relating to currency indemnity.

(f) The waiver of defenses contained in Section 6 of each Guaranty may be ineffective to the extent that any such defense involves a matter of public policy in New York.

Administrative Agent, Collateral Agent and Lenders party to the Credit Agreement, p. 5

The foregoing opinions are limited to the federal law of the United States of America, the law of the State of New York, the General Corporation Law of the State of Delaware and the Limited Liability Company Act of the State of Delaware.

We are furnishing this opinion letter to you solely for your benefit in connection with the Credit Documents. Notwithstanding the foregoing, a copy of this opinion letter may be shown to any actual permitted assignee of the Loans under the Credit Agreement. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:
Sandra L. Flow, a Partner

Schedule I

Lenders party to the Credit Agreement on the date hereof:

•	Credit Suisse Securities (USA) LLC

•	Citibank, N.A.

•	Deutsche Bank AG New York Branch

•	Wells Fargo Bank, N.A.

•	JPMorgan Chase Bank, N.A.

•	Royal Bank of Canada

EXHIBIT XII

FORM OF OPINION OF BROWNSTEIN HYATT FARBER SCHRECK, LLP

[See attached]

Exh. XII

August     , 2013

Credit Suisse AG, Cayman Islands Branch,

as the Agent under the Credit Agreement referred to below

Eleven Madison Avenue

New York, New York 10010

and the Lenders (as defined below) party to

the Credit Agreement referred to below and

named in Schedule I attached hereto

Ladies and Gentlemen:

We have acted as special Nevada counsel to Brookfield Residential US Corporation, a Delaware corporation (the “Company”), and Brookfield Residential Properties Inc., a company organized under the laws of the Province of Ontario, Canada (“Holdings”), and the subsidiaries listed on Schedule II attached hereto (collectively, the “Nevada Subsidiaries”, and, together with the Company and Holdings, the “Loan Parties”) in connection with the execution and delivery of that certain Credit Agreement, dated as of the date hereof (the “Credit Agreement”), by and among the Company, Holdings, the lenders party thereto (each, individually, a “Lender” and collectively, the “Lenders”). Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent (collectively, the “Agent”), and Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners. This opinion letter is being issued and delivered to you pursuant to Section 4.1D of the Credit Agreement. Capitalized terms used herein, unless otherwise defined, shall have the meanings ascribed to them in the Credit Agreement.

For the purpose of rendering this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction as being true copies, of the following records, documents, instruments and certificates:

(i)	the Credit Agreement;

(ii)	the Guaranty, dated as of the date hereof, made by each of the Loan Parties party thereto, including the Nevada Subsidiaries, as guarantors, in favor of the Agent (the “Guaranty”);

(iii)	the articles of organization and operating agreement of each of the Nevada Subsidiaries, each as amended to date (collectively, the “Governing Documents”):

(iv)	such limited liability company records, minutes, consents, resolutions, actions and proceedings of the Nevada Subsidiaries as we have deemed necessary as a basis for the opinions expressed herein, including, without limitation, the resolutions of the board of managers of each of the Nevada Subsidiaries authorizing and approving, among other things, the execution and delivery by each such entity of the Guaranty, the performance by each such entity of its obligations thereunder and the consummation of the loan transactions contemplated thereby (the “Transactions”);

100 North City Parkway, Suite 1600 Las Vegas, NV 89106-4614 main 702.382.2101

Credit Suisse AG, Cayman Islands Branch,

as the Agent under the Credit Agreement

and the Lenders party to the Credit Agreement

August     , 2013

(v)	the Certificates of Existence with Status in Good Standing issued by the office of the Nevada Secretary of State on August [1], 2013, with respect to the good standing in Nevada of each of the Nevada Subsidiaries on such date; and

(vi)	the certificate, of even date herewith, of a manager of each of the Nevada Subsidiaries with respect to certain factual matters, and all other certificates delivered by the Loan Parties at or in connection with the consummation of the Transactions (collectively, the “Certificates”).

The Credit Agreement and the Guaranty are hereinafter collectively referred to as the “Loan Documents”.

We have not participated in the preparation and negotiation of the Loan Documents and, other than issuing this opinion letter, have not assisted any of the Loan Parties in connection with its activities relative to the transactions contemplated by or referred to in them. We have made such legal and factual examinations and inquiries as we have deemed necessary or appropriate for purposes of this opinion letter, except where a statement is qualified as to knowledge or awareness, in which case we have made no or limited inquiry as specified below. We have been furnished with, and with your consent have relied upon, the Certificates and such assurances of the officers, managers and members, as applicable, and other representatives of the Loan Parties, and of public officials, as we have deemed necessary for the purpose of rendering the opinions set forth herein. As to questions of fact material to our opinions, we have also relied upon the statements of fact and the representations and warranties as to factual matters contained in the documents we have examined; however, except as otherwise expressly indicated, we have not been requested to conduct, nor have we undertaken, any independent investigation to verify the content or veracity thereof or to determine the accuracy of any statement.

Without limiting the generality of the foregoing, in rendering this opinion letter, we have, with your permission, assumed without independent verification that (i) the Loan Documents constitute the valid and binding obligations of each of the parties thereto, enforceable against each such party in accordance with their respective terms; (ii) each natural person executing a document has sufficient legal capacity to do so; (iii) the statements of fact and all representations and warranties set forth in the documents we have examined are true and correct as to factual matters; (iv) all documents that we examined accurately describe and contain the mutual understanding of the parties thereto and there are no oral or written agreements or understandings, and there is no course of prior dealing between or among any of the parties, that would in any manner vary or supplement the terms and provisions of such documents, or of the relationships set forth therein, or which would constitute a waiver of any of the provisions thereof by the actions or conduct of the parties or otherwise, or which would have an effect on the opinions rendered herein; (v) all authorizations, approvals, actions, orders, permits and consents from, and notices to or filings or registrations with, any governmental authority in a jurisdiction other than the State of Nevada and from, to or with any third party that are required in connection with the execution and delivery of the Loan Documents, the performance by each party thereto of its obligations thereunder and the consummation of the Transactions, have been obtained, taken, received or made, and are in full force and effect; (vi) all documents submitted to us as originals are authentic, the signatures on all documents that we have examined are genuine, and all documents submitted to us. as certified, conformed, photostatic, electronic or facsimile copies conform to the original documents; and (vii) all limited liability company records provided to us by the Nevada Subsidiaries and all public records we have reviewed are accurate and complete.

Whenever a statement herein is qualified by the phrase “known by us” or a similar phrase, we have, with your consent, advised you concerning only the conscious awareness of facts in the possession of those attorneys who are currently members of or associated with this firm and who have performed legal services on behalf of the Nevada Subsidiaries in connection with the Transactions, and which knowledge we have recognized as being pertinent to the matters set forth herein.

Credit Suisse AG, Cayman Islands Branch,

as the Agent under the Credit Agreement

and the Lenders party to the Credit Agreement

August     , 2013

As used herein, all references to (i) “NRS” or “statutes” generally are to the Nevada Revised Statutes as in effect on the date hereof; (ii) “Applicable Nevada Law” are to the statutes, rules and regulations of the State of Nevada which we, in the exercise of our customary professional diligence, recognize as being directly applicable to the Nevada Subsidiaries and the Transactions; (iii) “Nevada Governmental Authorities” are to the governmental and regulatory authorities, agencies, instrumentalities and bodies and the courts of the State of Nevada, excluding its political subdivisions and local agencies; and (iv) “Applicable Nevada Order” are to any order, writ, judgment or decree issued by any Nevada Governmental Authority under Applicable Nevada Law known to us to be presently in effect and by which any of the Nevada Subsidiaries is bound or to which it is subject.

We are qualified to practice law in the State of Nevada. The opinions set forth herein are expressly limited to the effect on the Transactions only of the internal laws of the State of Nevada, and we do not purport to be experts on, or to express any opinion with respect to the applicability thereto or to the effect thereon of, the laws of any other jurisdiction or as to matters of local law or the laws, rules or regulations of local governmental departments or agencies within the State of Nevada. We express no opinion herein concerning, and we assume no responsibility as to laws or judicial decisions related to, or any orders, consents, filings or other authorizations or approvals as may be required by, any federal laws, rules or regulations, including, without limitation, any federal securities laws, rules or regulations, any state securities or “blue sky” laws, rules or regulations, or any federal or state bankruptcy, fraudulent conveyance, insolvency, banking, antitrust or tax laws, rules or regulations.

Based upon the foregoing, and subject to the qualifications, limitations, exceptions and assumptions set forth herein, we are of the opinion that:

1. Each of the Nevada Subsidiaries is validly existing and in good standing under the laws of the State of Nevada.

2. Each of the Nevada Subsidiaries has the limited liability company power and authority to (a) own its properties and conduct its business as currently owned and conducted and (b) execute, deliver and perform its obligations under the Guaranty and consummate the Transactions.

3. The execution and delivery by each of the Nevada Subsidiaries of the Guaranty, and the performance by each of the Nevada Subsidiaries of its obligations thereunder, have been duly authorized. The Guaranty has been duly executed and delivered by each such Nevada Guarantor.

4. The execution and delivery by each of the Nevada Subsidiaries of the Guaranty, and the consummation of the Transactions, do not breach or violate (a) the Governing Documents, (b) any Applicable Nevada Law or (c) any Applicable Nevada Order.

5. No consent, approval, authorization or order of, or filing with, any Nevada Governmental Authority is required to be made or obtained by any of the Nevada Subsidiaries under Applicable Nevada Law for the execution and delivery by each of the Nevada Subsidiaries of the Guaranty, the performance by each of the Nevada Subsidiaries of its obligations thereunder or the consummation of the Transactions.

For purposes of our opinion in paragraph 2(a), to the extent it refers to the current properties and business of each of the Nevada Subsidiaries, we have reviewed only the Certificates with respect to a description of such properties and business, and we have conducted no other investigation and made no other inquiry, nor have we reviewed any other documents, in connection therewith.

Credit Suisse AG, Cayman Islands Branch,

as the Agent under the Credit Agreement

and the Lenders party to the Credit Agreement

August     , 2013

The opinions contained herein are subject to the effect of bankruptcy, insolvency, reorganization, moratorium, anti-deficiency and other similar laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally, the federal Bankruptcy Code, the Uniform Fraudulent Transfer Act (as codified in NRS Chapter 112), and any other laws relating to fraudulent conveyances and transfers.

The opinions expressed herein are based upon the Applicable Nevada Law in effect and the facts in existence as of the date of this opinion letter. In delivering this opinion letter to you, we assume no obligation, and we advise you that we shall make no effort, to update or supplement the opinions set forth herein, to conduct any inquiry into the continued accuracy of such opinions, or to apprise any addressee hereof, or its counsel or assignees, of any facts, matters, transactions, events or occurrences taking place, and of which we may acquire knowledge, after the date of this opinion letter, or of any change in any Applicable Nevada Law or any facts occurring after the date of this opinion letter, which may affect the opinions set forth herein. No opinions are offered or implied as to any matter, and no inference may be drawn, beyond the strict scope of the specific issues expressly addressed by the opinions herein.

This opinion letter is solely for your benefit, information and use in connection with the execution and delivery of the Credit Agreement as required by Section 4.1 D of the Credit Agreement. This opinion letter may not be relied upon or used for any other purpose, or relied upon by, quoted from, by or referred, circulated or furnished to, any other person for any purpose without our prior written consent in each instance, except that, subject to all qualifications, limitations, exceptions and assumptions set forth herein, any successor by merger or acquisition or permitted assign that becomes an Agent or Lender in accordance with the express provisions of the Credit Agreement may rely on this opinion letter as if it were an addressee hereof on this date, provided that the delivery of a copy of this opinion letter to any such person shall not constitute a re-issuance or reaffirmation of any of the opinions set forth in this opinion letter as of any date after the date hereof.

Very truly yours,

[DRAFT]

Credit Suisse AG, Cayman Islands Branch,

as the Agent under the Credit Agreement

and the Lenders party to the Credit Agreement

August     , 2013

SCHEDULE I

Credit Suisse AG, Cayman Islands Branch

Credit Suisse Securities (USA), LLC

Citibank, N.A.

Citigroup Global Markets Inc.

Deutsche Bank AG, New York Branch

Wells Fargo Bank, N.A.

JPMorgan Chase Bank, N.A.

Royal Bank of Canada

Credit Suisse AG, Cayman Islands Branch,

as the Agent under the Credit Agreement

and the Lenders party to the Credit Agreement

August     , 2013

SCHEDULE II

Brookfield Residential (US) LLC, a Nevada limited liability company

Brookfield Residential (Missouri) LLC, a Nevada limited liability company

Brookfield Residential (Colorado) LLC, a Nevada limited liability company

Carma Financial LLC, a Nevada limited liability company

EXHIBIT XIII

FORM OF OPINION OF CORBETT STEELMAN & SPECTER, APLC

[See attached]

Exh. XIII

CORBETT, STEELMAN & SPECTER

A PROFESSIONAL LAW CORPORATION

18200 VON KARMAN AVENUE

SUITE 900

IRVINE, CALIFORNIA 92612-1023

TELEPHONE (949) 553-926

FACSIMILE (949) 553-8454

August 2, 2013

The Lenders named

in Schedule A, attached hereto

Credit Suisse AG, Cayman Islands Branch,

as Administrative Agent and Collateral Agent

Re:	Guaranty of $250,000,000.00 Revolving Credit Facility to Brookfield Residential US Corporation

Ladies and Gentlemen:

We have acted as special counsel to Brookfield Southland Builders Inc., a California corporation (“Guarantor”), in connection with the extension to Brookfield Residential US Corporation, a corporation incorporated under the laws of the State of Delaware (“Borrower”), of a Revolving Credit Facility in the maximum aggregate amount of $250,000,000.00 (the “Credit Facility”). The Credit Facility is being extended pursuant to that certain Credit Agreement dated August 2, 2013, by and among Borrower; Brookfield Residential Properties Inc., a Delaware corporation (“Holdings”); the several Lenders named in Schedule A, attached hereto (collectively, the “Lenders”); and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (“Agent”) (the “Credit Agreement”); and to that certain Guaranty dated August 2, 2013 by and among Guarantor, Agent and certain other guarantors of the Credit Facility (the “Guaranty”).

Capitalized terms used herein, unless otherwise defined, shall have the meanings set forth in the Credit Agreement.

In connection with this opinion, we have assumed the authenticity of all records, documents, and instruments submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all records, documents, and instruments submitted to us as copies. We also have assumed that there are no facts or circumstances relating to any other parties that might prevent such other parties from enforcing any of the rights to which our opinion relates (for example, lack of due incorporation, regulatory prohibitions, or failure to qualify to do business in the State of California). We have based our opinion solely on our review of the following records, documents and instruments:

(a) A counterpart of the Credit Agreement executed by Borrower.

(b) A counterpart of the Guaranty executed by Guarantor.

(c) A counterpart of that certain Guarantor Officer’s Certificate, executed and delivered at the Closing; and a true, complete and correct copy of which is attached hereto as Schedule B (the “Officer’s Certificate”).

(d) Guarantor’s Articles of Incorporation, as amended to the date hereof and certified by the Secretary of State of the State of California; and Guarantor’s Bylaws, as amended to the date hereof and certified by an officer of Guarantor.

(e) Certain resolutions relating to the transactions herein referred to, adopted by Guarantor’s Board of Directors.

The documents and instruments listed in items (a) and (b) above are collectively referred to herein as the “Transaction Documents.” The documents and instruments listed in items (c) through (e) above are collectively referred to herein as the “Guarantor Documents.”

In rendering the opinions set forth herein, we also have assumed the following: (a) consideration has been duly given under the Transaction Documents; (b) the Transaction Documents accurately describe the mutual understanding of the parties thereto, and there are no oral or written statements that modify, amend, or vary, or purport to modify, amend, or vary, any of the terms of the Transaction Documents; (c) the information, factual matters, representations and warranties contained in the Transaction Documents, the Guarantor Documents and any other records, certificates and documents that we have reviewed are true, correct and complete, and do not omit to state any matter necessary in order to make the information, factual matters, representations or warranties made, in the light of the circumstances under which they were made, not misleading; and (d) the other parties to Transaction Documents have the proper authority to engage in the transactions described therein and at all times have complied and will comply with the Transaction Documents and related documents and with all applicable requirements governing their actions and will act in a commercially reasonable manner.

Where our opinion relates to our “Knowledge,” such knowledge is based solely on and limited to: (a) our examination of the Transaction Documents and the Guarantor Documents; (b) the actual knowledge of attorneys in this firm who are currently, or have been, involved in substantive legal representation of Guarantor; and (c) the contents of the Officer’s Certificate. With your consent, we have neither: (d) examined or conducted a search of any records of any court, administrative tribunal or other similar entity, or of any other federal or state office in connection with the opinions expressed in Paragraphs 1, 2 and 4(c), below; nor (e) except as described herein, undertaken any investigation or verification of such matters; and no limited inquiry undertaken by us during the preparation of the opinions set forth herein should be regarded as such an investigation or verification.

Based on the foregoing and on our examination of such questions of law as we have deemed necessary or appropriate for the purpose of this opinion, and subject to the limitations and qualifications expressed below, it is our opinion that:

1. Guarantor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California; and has such corporate or other power and authority as may be necessary to own its properties and to carry on such business as, to the best of our Knowledge, is now being conducted by it and as described in the Transaction Documents.

2. To the best of our Knowledge, Guarantor is duly qualified to own property or other assets and to do business as a foreign corporation in good standing in all jurisdictions other than California in which both (a) it owns property or other assets or conducts business, and (b) ownership or lease of property or the conduct of Guarantor’s business in such jurisdiction requires such qualification.

3. Guarantor has duly authorized, executed and delivered the Guaranty; and Guarantor has duly authorized its obligations thereunder, including without limitation, the guaranty contained therein.

4. Neither Guarantor’s execution, delivery and performance of the Guaranty nor the consummation of the transactions described in the Credit Agreement, nor compliance with the terms and provisions thereof, will result in any breach or violation of any of the provisions of either: (a) Guarantor’s Articles of Incorporation or Bylaws or similar organizational documents; or (b) any Federal or California statute applicable to Guarantor or any of its subsidiaries or properties; or (c) to the best of our Knowledge, any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority having jurisdiction over Guarantor or any of its subsidiaries or properties.

5. No consent, approval, authorization, order, registration, qualification or filing of or with any court or arbitrator or governmental or regulatory authority having jurisdiction over Guarantor or any of its subsidiaries or properties is required for the execution, delivery and performance by Guarantor of the Guaranty; or for the compliance by Guarantor with the terms thereof and the consummation of the transactions described in the Credit Agreement; which consent, approval, authorization, order, registration, qualification or filing, in our experience normally would be applicable to general business entities with respect to such execution, delivery or performance of the Credit Agreement and the Guaranty (but we express no opinion relating to the United States federal securities laws or any state securities or Blue Sky laws).

6. Guarantor has the requisite corporate power and authority to execute, deliver and perform its respective obligations under the Guaranty.

The foregoing opinions are qualified as follows:

A. The enforceability of the Transaction Documents is subject to: (i) bankruptcy, insolvency, reorganization, arrangement, moratorium, and other laws of general applicability relating to or affecting creditors’ rights, (ii) limitations imposed by applicable law or public policy on the enforceability of any indemnification provisions, and (iii) the qualification that certain waivers, procedures, remedies, and other provisions of the Transaction Documents may be unenforceable under or limited by applicable law.

B. The enforceability of the Transaction Documents is further subject to the effects of general principles of equity, whether such enforcement is considered in a proceeding in equity or at law. These principles include, without limitation, concepts of commercial reasonableness, materiality, good faith and fair dealing. These principles require the parties to act reasonably, in good faith and in a manner that is not arbitrary or capricious in the administration and enforcement of the Transaction Documents and will preclude them from invoking penalties for defaults that bear no reasonable relation to the damage suffered or that would otherwise work a forfeiture.

C. The effectiveness of indemnities, rights of contribution, exculpatory provisions and waivers of the benefits of statutory provisions contained in the Transaction Documents may be limited on public policy grounds.

D. Any provisions of the Transaction Documents requiring that waivers must be in writing may not be binding or enforceable if a non-executory oral agreement has been created modifying any such provision or an implied agreement by trade practice or course of conduct has given rise to a waiver.

E. In rendering our opinions, we have relied on certain representations, warranties and covenants of Guarantor as set forth in the Transaction Documents and given at Closing. Any variations may affect the opinions we are giving herein.

F. In rendering our opinions, we have relied upon various representations of Guarantor set forth in that certain Guarantor Officer’s Certificate of even date herewith, from Guarantor to us.

G In rendering our opinions, we have not reviewed and express no opinion on: (i) any financial statements or covenants, financial or audit reports or any consents related thereto or similar provisions requiring financial calculations or determinations; (ii) provisions relating to the occurrence of a “material adverse effect” or similar words; (iii) parol evidence bearing on interpretation or construction; (iv) appraisals, reports, studies, assessments or investigations prepared by third parties; or (v) whether Guarantor is exempt from any federal or state taxation.

We express no opinion as to: (a) the effect of any securities, tax, anti-trust, land use, export, safety, environmental, hazardous materials, choice of law, insurance company or banking laws, rules or regulations on any of the foregoing opinions; (b) the effect of any applicable interest rate limitations for loans or forbearances on any of the foregoing opinions; or (c) the effect on Guarantor’s obligations, and any other party’s rights, under the Transaction Documents, of laws relating to fraudulent transfers and fraudulent obligations set forth in Sections 544 and 548 of the federal Bankruptcy Code or California Civil Code Sections 3439 et seq.; or (d) the enforceability, as against Guarantor or any of its subsidiaries, of the Notes, the Guaranty or any of the other Transaction Documents.

The opinions set forth herein are limited to the federal laws of the United States of America and the laws of the State of California. We disclaim any opinion as to the laws of any other jurisdiction and we further disclaim any opinion as to any statute, rule, regulation, ordinance, order or other promulgation of any regional or local governmental body. The opinions set forth herein are based on the law in effect on the date hereof, and we assume no obligations to revise or supplement any of the opinions set forth herein should any such law be changed by legislative action, judicial decision, or otherwise.

We furnish the opinions set forth herein solely as counsel to Guarantor. Only the addressees and their successors and permitted assigns may rely upon it. This letter may not be used, quoted, distributed, circulated or relied upon by any other person or entity for any purpose without our prior written consent.

Respectfully submitted,
CORBETT, STEELMAN & SPECTER

SCHEDULE A

Lenders

Credit Suisse AG, Cayman Islands Branch

Credit Suisse Securities (USA), LLC

Citibank, N.A.

Citigroup Global Markets Inc.

Deutsche Bank AG, New York Branch

Wells Fargo Bank, N.A.

JPMorgan Chase Bank, N.A.

Royal Bank of Canada

SCHEDULE B

Officer’s Certificate

CORBETT, STEELMAN & SPECTER

A PROFESSIONAL LAW CORPORATION

18200 VON KARMAN AVENUE

SUITE 900

IRVINE, CALIFORNIA 92612-1023

TELEPHONE (949) 553-926

FACSIMILE (949) 553-8454

August 2, 2013

The Lenders named

in Schedule A, attached hereto

Credit Suisse AG, Cayman Islands Branch,

as Administrative Agent and Collateral Agent

Re:	Guaranty of $250,000,000.00 Revolving Credit Facility to Brookfield Residential US Corporation

Ladies and Gentlemen:

We have acted as special counsel to Brookfield Land Construction Inc., a California corporation (“Guarantor”), in connection with the extension to Brookfield Residential US Corporation, a corporation incorporated under the laws of the State of Delaware (“Borrower”), of a Revolving Credit Facility in the maximum aggregate amount of $250,000,000.00 (the “Credit Facility”). The Credit Facility is being extended pursuant to that certain Credit Agreement dated August 2, 2013, by and among Borrower; Brookfield Residential Properties Inc., a Delaware corporation (“Holdings”); the several Lenders named in Schedule A, attached hereto (collectively, the “Lenders”); and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (“Agent”) (the “Credit Agreement”); and to that certain Guaranty dated August 2, 2013 by and among Guarantor, Agent and certain other guarantors of the Credit Facility (the “Guaranty”).

Capitalized terms used herein, unless otherwise defined, shall have the meanings set forth in the Credit Agreement.

In connection with this opinion, we have assumed the authenticity of all records, documents, and instruments submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all records, documents, and instruments submitted to us as copies. We also have assumed that there are no facts or circumstances relating to any other parties that might prevent such other parties from enforcing any of the rights to which our opinion relates (for example, lack of due incorporation, regulatory prohibitions, or failure to qualify to do business in the State of California). We have based our opinion solely on our review of the following records, documents and instruments:

(a) A counterpart of the Credit Agreement executed by Borrower.

(b) A counterpart of the Guaranty executed by Guarantor.

(c) A counterpart of that certain Guarantor Officer’s Certificate, executed and delivered at the Closing; and a true, complete and correct copy of which is attached hereto as Schedule B (the “Officer’s Certificate”).

(d) Guarantor’s Articles of Incorporation, as amended to the date hereof and certified by the Secretary of State of the State of California; and Guarantor’s Bylaws, as amended to the date hereof and certified by an officer of Guarantor.

(e) Certain resolutions relating to the transactions herein referred to, adopted by Guarantor’s Board of Directors.

The documents and instruments listed in items (a) and (b) above are collectively referred to herein as the “Transaction Documents.” The documents and instruments listed in items (c) through (e) above are collectively referred to herein as the “Guarantor Documents.”

In rendering the opinions set forth herein, we also have assumed the following: (a) consideration has been duly given under the Transaction Documents; (b) the Transaction Documents accurately describe the mutual understanding of the parties thereto, and there are no oral or written statements that modify, amend, or vary, or purport to modify, amend, or vary, any of the terms of the Transaction Documents; (c) the information, factual matters, representations and warranties contained in the Transaction Documents, the Guarantor Documents and any other records, certificates and documents that we have reviewed are true, correct and complete, and do not omit to state any matter necessary in order to make the information, factual matters, representations or warranties made, in the light of the circumstances under which they were made, not misleading; and (d) the other parties to Transaction Documents have the proper authority to engage in the transactions described therein and at all times have complied and will comply with the Transaction Documents and related documents and with all applicable requirements governing their actions and will act in a commercially reasonable manner.

Where our opinion relates to our “Knowledge,” such knowledge is based solely on and limited to: (a) our examination of the Transaction Documents and the Guarantor Documents; (b) the actual knowledge of attorneys in this firm who are currently, or have been, involved in substantive legal representation of Guarantor; and (c) the contents of the Officer’s Certificate. With your consent, we have neither: (d) examined or conducted a search of any records of any court, administrative tribunal or other similar entity, or of any other federal or state office in connection with the opinions expressed in Paragraphs 1, 2 and 4(c), below; nor (e) except as described herein, undertaken any investigation or verification of such matters; and no limited inquiry undertaken by us during the preparation of the opinions set forth herein should be regarded as such an investigation or verification.

Based on the foregoing and on our examination of such questions of law as we have deemed necessary or appropriate for the purpose of this opinion, and subject to the limitations and qualifications expressed below, it is our opinion that:

1. Guarantor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California; and has such corporate or other power and authority as may be necessary to own its properties and to carry on such business as, to the best of our Knowledge, is now being conducted by it and as described in the Transaction Documents.

2. To the best of our Knowledge, Guarantor is duly qualified to own property or other assets and to do business as a foreign corporation in good standing in all jurisdictions other than California in which both (a) it owns property or other assets or conducts business, and (b) ownership or lease of property or the conduct of Guarantor’s business in such jurisdiction requires such qualification.

3. Guarantor has duly authorized, executed and delivered the Guaranty; and Guarantor has duly authorized its obligations thereunder, including without limitation, the guaranty contained therein.

4. Neither Guarantor’s execution, delivery and performance of the Guaranty nor the consummation of the transactions described in the Credit Agreement, nor compliance with the terms and provisions thereof, will result in any breach or violation of any of the provisions of either: (a) Guarantor’s Articles of Incorporation or Bylaws or similar organizational documents; or (b) any Federal or California statute applicable to Guarantor or any of its subsidiaries or properties; or (c) to the best of our Knowledge, any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority having jurisdiction over Guarantor or any of its subsidiaries or properties.

5. No consent, approval, authorization, order, registration, qualification or filing of or with any court or arbitrator or governmental or regulatory authority having jurisdiction over Guarantor or any of its subsidiaries or properties is required for the execution, delivery and performance by Guarantor of the Guaranty; or for the compliance by Guarantor with the terms thereof and the consummation of the transactions described in the Credit Agreement; which consent, approval, authorization, order, registration, qualification or filing, in our experience normally would be applicable to general business entities with respect to such execution, delivery or performance of the Credit Agreement and the Guaranty (but we express no opinion relating to the United States federal securities laws or any state securities or Blue Sky laws).

6. Guarantor has the requisite corporate power and authority to execute, deliver and perform its respective obligations under the Guaranty.

The foregoing opinions are qualified as follows:

A. The enforceability of the Transaction Documents is subject to: (i) bankruptcy, insolvency, reorganization, arrangement, moratorium, and other laws of general applicability relating to or affecting creditors’ rights, (ii) limitations imposed by applicable law or public policy on the enforceability of any indemnification provisions, and (iii) the qualification that certain waivers, procedures, remedies, and other provisions of the Transaction Documents may be unenforceable under or limited by applicable law.

B. The enforceability of the Transaction Documents is further subject to the effects of general principles of equity, whether such enforcement is considered in a proceeding in equity or at law. These principles include, without limitation, concepts of commercial reasonableness, materiality, good faith and fair dealing. These principles require the parties to act reasonably, in good faith and in a manner that is not arbitrary or capricious in the administration and enforcement of the Transaction Documents and will preclude them from invoking penalties for defaults that bear no reasonable relation to the damage suffered or that would otherwise work a forfeiture.

C. The effectiveness of indemnities, rights of contribution, exculpatory provisions and waivers of the benefits of statutory provisions contained in the Transaction Documents may be limited on public policy grounds.

D. Any provisions of the Transaction Documents requiring that waivers must be in writing may not be binding or enforceable if a non-executory oral agreement has been created modifying any such provision or an implied agreement by trade practice or course of conduct has given rise to a waiver.

E. In rendering our opinions, we have relied on certain representations, warranties and covenants of Guarantor as set forth in the Transaction Documents and given at Closing. Any variations may affect the opinions we are giving herein.

F. In rendering our opinions, we have relied upon various representations of Guarantor set forth in that certain Guarantor Officer’s Certificate of even date herewith, from Guarantor to us.

G In rendering our opinions, we have not reviewed and express no opinion on: (i) any financial statements or covenants, financial or audit reports or any consents related thereto or similar provisions requiring financial calculations or determinations; (ii) provisions relating to the occurrence of a “material adverse effect” or similar words; (iii) parol evidence bearing on interpretation or construction; (iv) appraisals, reports, studies, assessments or investigations prepared by third parties; or (v) whether Guarantor is exempt from any federal or state taxation.

We express no opinion as to: (a) the effect of any securities, tax, anti-trust, land use, export, safety, environmental, hazardous materials, choice of law, insurance company or banking laws, rules or regulations on any of the foregoing opinions; (b) the effect of any applicable interest rate limitations for loans or forbearances on any of the foregoing opinions; or (c) the effect on Guarantor’s obligations, and any other party’s rights, under the Transaction Documents, of laws relating to fraudulent transfers and fraudulent obligations set forth in Sections 544 and 548 of the federal Bankruptcy Code or California Civil Code Sections 3439 et seq.; or (d) the enforceability, as against Guarantor or any of its subsidiaries, of the Notes, the Guaranty or any of the other Transaction Documents.

The opinions set forth herein are limited to the federal laws of the United States of America and the laws of the State of California. We disclaim any opinion as to the laws of any other jurisdiction and we further disclaim any opinion as to any statute, rule, regulation, ordinance, order or other promulgation of any regional or local governmental body. The opinions set forth herein are based on the law in effect on the date hereof, and we assume no obligations to revise or supplement any of the opinions set forth herein should any such law be changed by legislative action, judicial decision, or otherwise.

We furnish the opinions set forth herein solely as counsel to Guarantor. Only the addressees and their successors and permitted assigns may rely upon it. This letter may not be used, quoted, distributed, circulated or relied upon by any other person or entity for any purpose without our prior written consent.

Respectfully submitted,
CORBETT, STEELMAN & SPECTER

SCHEDULE A

Lenders

Credit Suisse AG, Cayman Islands Branch

Credit Suisse Securities (USA), LLC

Citibank, N.A.

Citigroup Global Markets Inc.

Deutsche Bank AG, New York Branch

Wells Fargo Bank, N.A.

JPMorgan Chase Bank, N.A.

Royal Bank of Canada

SCHEDULE B

Officer’s Certificate

CORBETT, STEELMAN & SPECTER

A PROFESSIONAL LAW CORPORATION

18200 VON KARMAN AVENUE

SUITE 900

IRVINE, CALIFORNIA 92612-1023

TELEPHONE (949) 553-926

FACSIMILE (949) 553-8454

August 2, 2013

The Lenders named

in Schedule A, attached hereto

Credit Suisse AG, Cayman Islands Branch,

as Administrative Agent and Collateral Agent

Re:	Guaranty of $250,000,000.00 Revolving Credit Facility to Brookfield Residential US Corporation

Ladies and Gentlemen:

We have acted as special counsel to Brookfield Norcal Builders Inc., a California corporation (“Guarantor”), in connection with the extension to Brookfield Residential US Corporation, a corporation incorporated under the laws of the State of Delaware (“Borrower”), of a Revolving Credit Facility in the maximum aggregate amount of $250,000,000.00 (the “Credit Facility”). The Credit Facility is being extended pursuant to that certain Credit Agreement dated August 2, 2013, by and among Borrower; Brookfield Residential Properties Inc., a Delaware corporation (“Holdings”); the several Lenders named in Schedule A, attached hereto (collectively, the “Lenders”); and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (“Agent”) (the “Credit Agreement”); and to that certain Guaranty dated August 2, 2013 by and among Guarantor, Agent and certain other guarantors of the Credit Facility (the “Guaranty”).

Capitalized terms used herein, unless otherwise defined, shall have the meanings set forth in the Credit Agreement.

In connection with this opinion, we have assumed the authenticity of all records, documents, and instruments submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all records, documents, and instruments submitted to us as copies. We also have assumed that there are no facts or circumstances relating to any other parties that might prevent such other parties from enforcing any of the rights to which our opinion relates (for example, lack of due incorporation, regulatory prohibitions, or failure to qualify to do business in the State of California). We have based our opinion solely on our review of the following records, documents and instruments:

(a) A counterpart of the Credit Agreement executed by Borrower.

(b) A counterpart of the Guaranty executed by Guarantor.

(c) A counterpart of that certain Guarantor Officer’s Certificate, executed and delivered at the Closing; and a true, complete and correct copy of which is attached hereto as Schedule B (the “Officer’s Certificate”).

(d) Guarantor’s Articles of Incorporation, as amended to the date hereof and certified by the Secretary of State of the State of California; and Guarantor’s Bylaws, as amended to the date hereof and certified by an officer of Guarantor.

(e) Certain resolutions relating to the transactions herein referred to, adopted by Guarantor’s Board of Directors.

The documents and instruments listed in items (a) and (b) above are collectively referred to herein as the “Transaction Documents.” The documents and instruments listed in items (c) through (e) above are collectively referred to herein as the “Guarantor Documents.”

In rendering the opinions set forth herein, we also have assumed the following: (a) consideration has been duly given under the Transaction Documents; (b) the Transaction Documents accurately describe the mutual understanding of the parties thereto, and there are no oral or written statements that modify, amend, or vary, or purport to modify, amend, or vary, any of the terms of the Transaction Documents; (c) the information, factual matters, representations and warranties contained in the Transaction Documents, the Guarantor Documents and any other records, certificates and documents that we have reviewed are true, correct and complete, and do not omit to state any matter necessary in order to make the information, factual matters, representations or warranties made, in the light of the circumstances under which they were made, not misleading; and (d) the other parties to Transaction Documents have the proper authority to engage in the transactions described therein and at all times have complied and will comply with the Transaction Documents and related documents and with all applicable requirements governing their actions and will act in a commercially reasonable manner.

Where our opinion relates to our “Knowledge,” such knowledge is based solely on and limited to: (a) our examination of the Transaction Documents and the Guarantor Documents; (b) the actual knowledge of attorneys in this firm who are currently, or have been, involved in substantive legal representation of Guarantor; and (c) the contents of the Officer’s Certificate. With your consent, we have neither: (d) examined or conducted a search of any records of any court, administrative tribunal or other similar entity, or of any other federal or state office in connection with the opinions expressed in Paragraphs 1, 2 and 4(c), below; nor (e) except as described herein, undertaken any investigation or verification of such matters; and no limited inquiry undertaken by us during the preparation of the opinions set forth herein should be regarded as such an investigation or verification.

Based on the foregoing and on our examination of such questions of law as we have deemed necessary or appropriate for the purpose of this opinion, and subject to the limitations and qualifications expressed below, it is our opinion that:

1. Guarantor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California; and has such corporate or other power and authority as may be necessary to own its properties and to carry on such business as, to the best of our Knowledge, is now being conducted by it and as described in the Transaction Documents.

2. To the best of our Knowledge, Guarantor is duly qualified to own property or other assets and to do business as a foreign corporation in good standing in all jurisdictions other than California in which both (a) it owns property or other assets or conducts business, and (b) ownership or lease of property or the conduct of Guarantor’s business in such jurisdiction requires such qualification.

3. Guarantor has duly authorized, executed and delivered the Guaranty; and Guarantor has duly authorized its obligations thereunder, including without limitation, the guaranty contained therein.

4. Neither Guarantor’s execution, delivery and performance of the Guaranty nor the consummation of the transactions described in the Credit Agreement, nor compliance with the terms and provisions thereof, will result in any breach or violation of any of the provisions of either: (a) Guarantor’s Articles of Incorporation or Bylaws or similar organizational documents; or (b) any Federal or California statute applicable to Guarantor or any of its subsidiaries or properties; or (c) to the best of our Knowledge, any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority having jurisdiction over Guarantor or any of its subsidiaries or properties.

5. No consent, approval, authorization, order, registration, qualification or filing of or with any court or arbitrator or governmental or regulatory authority having jurisdiction over Guarantor or any of its subsidiaries or properties is required for the execution, delivery and performance by Guarantor of the Guaranty; or for the compliance by Guarantor with the terms thereof and the consummation of the transactions described in the Credit Agreement; which consent, approval, authorization, order, registration, qualification or filing, in our experience normally would be applicable to general business entities with respect to such execution, delivery or performance of the Credit Agreement and the Guaranty (but we express no opinion relating to the United States federal securities laws or any state securities or Blue Sky laws).

6. Guarantor has the requisite corporate power and authority to execute, deliver and perform its respective obligations under the Guaranty.

The foregoing opinions are qualified as follows:

A. The enforceability of the Transaction Documents is subject to: (i) bankruptcy, insolvency, reorganization, arrangement, moratorium, and other laws of general applicability relating to or affecting creditors’ rights, (ii) limitations imposed by applicable law or public policy on the enforceability of any indemnification provisions, and (iii) the qualification that certain waivers, procedures, remedies, and other provisions of the Transaction Documents may be unenforceable under or limited by applicable law.

B. The enforceability of the Transaction Documents is further subject to the effects of general principles of equity, whether such enforcement is considered in a proceeding in equity or at law. These principles include, without limitation, concepts of commercial reasonableness, materiality, good faith and fair dealing. These principles require the parties to act reasonably, in good faith and in a manner that is not arbitrary or capricious in the administration and enforcement of the Transaction Documents and will preclude them from invoking penalties for defaults that bear no reasonable relation to the damage suffered or that would otherwise work a forfeiture.

C. The effectiveness of indemnities, rights of contribution, exculpatory provisions and waivers of the benefits of statutory provisions contained in the Transaction Documents may be limited on public policy grounds.

D. Any provisions of the Transaction Documents requiring that waivers must be in writing may not be binding or enforceable if a non-executory oral agreement has been created modifying any such provision or an implied agreement by trade practice or course of conduct has given rise to a waiver.

E. In rendering our opinions, we have relied on certain representations, warranties and covenants of Guarantor as set forth in the Transaction Documents and given at Closing. Any variations may affect the opinions we are giving herein.

F. In rendering our opinions, we have relied upon various representations of Guarantor set forth in that certain Guarantor Officer’s Certificate of even date herewith, from Guarantor to us.

G In rendering our opinions, we have not reviewed and express no opinion on: (i) any financial statements or covenants, financial or audit reports or any consents related thereto or similar provisions requiring financial calculations or determinations; (ii) provisions relating to the occurrence of a “material adverse effect” or similar words; (iii) parol evidence bearing on interpretation or construction; (iv) appraisals, reports, studies, assessments or investigations prepared by third parties; or (v) whether Guarantor is exempt from any federal or state taxation.

We express no opinion as to: (a) the effect of any securities, tax, anti-trust, land use, export, safety, environmental, hazardous materials, choice of law, insurance company or banking laws, rules or regulations on any of the foregoing opinions; (b) the effect of any applicable interest rate limitations for loans or forbearances on any of the foregoing opinions; or (c) the effect on Guarantor’s obligations, and any other party’s rights, under the Transaction Documents, of laws relating to fraudulent transfers and fraudulent obligations set forth in Sections 544 and 548 of the federal Bankruptcy Code or California Civil Code Sections 3439 et seq.; or (d) the enforceability, as against Guarantor or any of its subsidiaries, of the Notes, the Guaranty or any of the other Transaction Documents.

The opinions set forth herein are limited to the federal laws of the United States of America and the laws of the State of California. We disclaim any opinion as to the laws of any other jurisdiction and we further disclaim any opinion as to any statute, rule, regulation, ordinance, order or other promulgation of any regional or local governmental body. The opinions set forth herein are based on the law in effect on the date hereof, and we assume no obligations to revise or supplement any of the opinions set forth herein should any such law be changed by legislative action, judicial decision, or otherwise.

We furnish the opinions set forth herein solely as counsel to Guarantor. Only the addressees and their successors and permitted assigns may rely upon it. This letter may not be used, quoted, distributed, circulated or relied upon by any other person or entity for any purpose without our prior written consent.

Respectfully submitted,

CORBETT, STEELMAN & SPECTER

SCHEDULE A

Lenders

Credit Suisse AG, Cayman Islands Branch

Credit Suisse Securities (USA), LLC

Citibank, N.A.

Citigroup Global Markets Inc.

Deutsche Bank AG, New York Branch

Wells Fargo Bank, N.A.

JPMorgan Chase Bank, N.A.

Royal Bank of Canada

SCHEDULE B

Officer’s Certificate

CORBETT, STEELMAN & SPECTER

A PROFESSIONAL LAW CORPORATION

18200 VON KARMAN AVENUE

SUITE 900

IRVINE, CALIFORNIA 92612-1023

TELEPHONE (949) 553-926

FACSIMILE (949) 553-8454

August 2, 2013

The Lenders named

in Schedule A, attached hereto

Credit Suisse AG, Cayman Islands Branch,

as Administrative Agent and Collateral Agent

Re:	Guaranty of $250,000,000.00 Revolving Credit Facility to Brookfield Residential US Corporation

Ladies and Gentlemen:

We have acted as special counsel to Brookfield Los Angeles Builders Inc., a California corporation (“Guarantor”), in connection with the extension to Brookfield Residential US Corporation, a corporation incorporated under the laws of the State of Delaware (“Borrower”), of a Revolving Credit Facility in the maximum aggregate amount of $250,000,000.00 (the “Credit Facility”). The Credit Facility is being extended pursuant to that certain Credit Agreement dated August 2, 2013, by and among Borrower; Brookfield Residential Properties Inc., a Delaware corporation (“Holdings”); the several Lenders named in Schedule A, attached hereto (collectively, the “Lenders”); and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (“Agent”) (the “Credit Agreement”); and to that certain Guaranty dated August 2, 2013 by and among Guarantor, Agent and certain other guarantors of the Credit Facility (the “Guaranty”).

Capitalized terms used herein, unless otherwise defined, shall have the meanings set forth in the Credit Agreement.

In connection with this opinion, we have assumed the authenticity of all records, documents, and instruments submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all records, documents, and instruments submitted to us as copies. We also have assumed that there are no facts or circumstances relating to any other parties that might prevent such other parties from enforcing any of the rights to which our opinion relates (for example, lack of due incorporation, regulatory prohibitions, or failure to qualify to do business in the State of California). We have based our opinion solely on our review of the following records, documents and instruments:

(a) A counterpart of the Credit Agreement executed by Borrower.

(b) A counterpart of the Guaranty executed by Guarantor.

(c) A counterpart of that certain Guarantor Officer’s Certificate, executed and delivered at the Closing; and a true, complete and correct copy of which is attached hereto as Schedule B (the “Officer’s Certificate”).

(d) Guarantor’s Articles of Incorporation, as amended to the date hereof and certified by the Secretary of State of the State of California; and Guarantor’s Bylaws, as amended to the date hereof and certified by an officer of Guarantor.

(e) Certain resolutions relating to the transactions herein referred to, adopted by Guarantor’s Board of Directors.

The documents and instruments listed in items (a) and (b) above are collectively referred to herein as the “Transaction Documents.” The documents and instruments listed in items (c) through (e) above are collectively referred to herein as the “Guarantor Documents.”

In rendering the opinions set forth herein, we also have assumed the following: (a) consideration has been duly given under the Transaction Documents; (b) the Transaction Documents accurately describe the mutual understanding of the parties thereto, and there are no oral or written statements that modify, amend, or vary, or purport to modify, amend, or vary, any of the terms of the Transaction Documents; (c) the information, factual matters, representations and warranties contained in the Transaction Documents, the Guarantor Documents and any other records, certificates and documents that we have reviewed are true, correct and complete, and do not omit to state any matter necessary in order to make the information, factual matters, representations or warranties made, in the light of the circumstances under which they were made, not misleading; and (d) the other parties to Transaction Documents have the proper authority to engage in the transactions described therein and at all times have complied and will comply with the Transaction Documents and related documents and with all applicable requirements governing their actions and will act in a commercially reasonable manner.

Where our opinion relates to our “Knowledge,” such knowledge is based solely on and limited to: (a) our examination of the Transaction Documents and the Guarantor Documents; (b) the actual knowledge of attorneys in this firm who are currently, or have been, involved in substantive legal representation of Guarantor; and (c) the contents of the Officer’s Certificate. With your consent, we have neither: (d) examined or conducted a search of any records of any court, administrative tribunal or other similar entity, or of any other federal or state office in connection with the opinions expressed in Paragraphs 1, 2 and 4(c), below; nor (e) except as described herein, undertaken any investigation or verification of such matters; and no limited inquiry undertaken by us during the preparation of the opinions set forth herein should be regarded as such an investigation or verification.

Based on the foregoing and on our examination of such questions of law as we have deemed necessary or appropriate for the purpose of this opinion, and subject to the limitations and qualifications expressed below, it is our opinion that:

1. Guarantor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California; and has such corporate or other power and authority as may be necessary to own its properties and to carry on such business as, to the best of our Knowledge, is now being conducted by it and as described in the Transaction Documents.

2. To the best of our Knowledge, Guarantor is duly qualified to own property or other assets and to do business as a foreign corporation in good standing in all jurisdictions other than California in which both (a) it owns property or other assets or conducts business, and (b) ownership or lease of property or the conduct of Guarantor’s business in such jurisdiction requires such qualification.

3. Guarantor has duly authorized, executed and delivered the Guaranty; and Guarantor has duly authorized its obligations thereunder, including without limitation, the guaranty contained therein.

4. Neither Guarantor’s execution, delivery and performance of the Guaranty nor the consummation of the transactions described in the Credit Agreement, nor compliance with the terms and provisions thereof, will result in any breach or violation of any of the provisions of either: (a) Guarantor’s Articles of Incorporation or Bylaws or similar organizational documents; or (b) any Federal or California statute applicable to Guarantor or any of its subsidiaries or properties; or (c) to the best of our Knowledge, any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority having jurisdiction over Guarantor or any of its subsidiaries or properties.

5. No consent, approval, authorization, order, registration, qualification or filing of or with any court or arbitrator or governmental or regulatory authority having jurisdiction over Guarantor or any of its subsidiaries or properties is required for the execution, delivery and performance by Guarantor of the Guaranty; or for the compliance by Guarantor with the terms thereof and the consummation of the transactions described in the Credit Agreement; which consent, approval, authorization, order, registration, qualification or filing, in our experience normally would be applicable to general business entities with respect to such execution, delivery or performance of the Credit Agreement and the Guaranty (but we express no opinion relating to the United States federal securities laws or any state securities or Blue Sky laws).

6. Guarantor has the requisite corporate power and authority to execute, deliver and perform its respective obligations under the Guaranty.

The foregoing opinions are qualified as follows:

A. The enforceability of the Transaction Documents is subject to: (i) bankruptcy, insolvency, reorganization, arrangement, moratorium, and other laws of general applicability relating to or affecting creditors’ rights, (ii) limitations imposed by applicable law or public policy on the enforceability of any indemnification provisions, and (iii) the qualification that certain waivers, procedures, remedies, and other provisions of the Transaction Documents may be unenforceable under or limited by applicable law.

B. The enforceability of the Transaction Documents is further subject to the effects of general principles of equity, whether such enforcement is considered in a proceeding in equity or at law. These principles include, without limitation, concepts of commercial reasonableness, materiality, good faith and fair dealing. These principles require the parties to act reasonably, in good faith and in a manner that is not arbitrary or capricious in the administration and enforcement of the Transaction Documents and will preclude them from invoking penalties for defaults that bear no reasonable relation to the damage suffered or that would otherwise work a forfeiture.

C. The effectiveness of indemnities, rights of contribution, exculpatory provisions and waivers of the benefits of statutory provisions contained in the Transaction Documents may be limited on public policy grounds.

D. Any provisions of the Transaction Documents requiring that waivers must be in writing may not be binding or enforceable if a non-executory oral agreement has been created modifying any such provision or an implied agreement by trade practice or course of conduct has given rise to a waiver.

E. In rendering our opinions, we have relied on certain representations, warranties and covenants of Guarantor as set forth in the Transaction Documents and given at Closing. Any variations may affect the opinions we are giving herein.

F. In rendering our opinions, we have relied upon various representations of Guarantor set forth in that certain Guarantor Officer’s Certificate of even date herewith, from Guarantor to us.

G In rendering our opinions, we have not reviewed and express no opinion on: (i) any financial statements or covenants, financial or audit reports or any consents related thereto or similar provisions requiring financial calculations or determinations; (ii) provisions relating to the occurrence of a “material adverse effect” or similar words; (iii) parol evidence bearing on interpretation or construction; (iv) appraisals, reports, studies, assessments or investigations prepared by third parties; or (v) whether Guarantor is exempt from any federal or state taxation.

We express no opinion as to: (a) the effect of any securities, tax, anti-trust, land use, export, safety, environmental, hazardous materials, choice of law, insurance company or banking laws, rules or regulations on any of the foregoing opinions; (b) the effect of any applicable interest rate limitations for loans or forbearances on any of the foregoing opinions; or (c) the effect on Guarantor’s obligations, and any other party’s rights, under the Transaction Documents, of laws relating to fraudulent transfers and fraudulent obligations set forth in Sections 544 and 548 of the federal Bankruptcy Code or California Civil Code Sections 3439 et seq.; or (d) the enforceability, as against Guarantor or any of its subsidiaries, of the Notes, the Guaranty or any of the other Transaction Documents.

The opinions set forth herein are limited to the federal laws of the United States of America and the laws of the State of California. We disclaim any opinion as to the laws of any other jurisdiction and we further disclaim any opinion as to any statute, rule, regulation, ordinance, order or other promulgation of any regional or local governmental body. The opinions set forth herein are based on the law in effect on the date hereof, and we assume no obligations to revise or supplement any of the opinions set forth herein should any such law be changed by legislative action, judicial decision, or otherwise.

We furnish the opinions set forth herein solely as counsel to Guarantor. Only the addressees and their successors and permitted assigns may rely upon it. This letter may not be used, quoted, distributed, circulated or relied upon by any other person or entity for any purpose without our prior written consent.

Respectfully submitted,

CORBETT, STEELMAN & SPECTER

SCHEDULE A

Lenders

Credit Suisse AG, Cayman Islands Branch

Credit Suisse Securities (USA), LLC

Citibank, N.A.

Citigroup Global Markets Inc.

Deutsche Bank AG, New York Branch

Wells Fargo Bank, N.A.

JPMorgan Chase Bank, N.A.

Royal Bank of Canada

SCHEDULE B

Officer’s Certificate

CORBETT, STEELMAN & SPECTER

A PROFESSIONAL LAW CORPORATION

18200 VON KARMAN AVENUE

SUITE 900

IRVINE, CALIFORNIA 92612-1023

TELEPHONE (949) 553-926

FACSIMILE (949) 553-8454

August 2, 2013

The Lenders named

in Schedule A, attached hereto

Credit Suisse AG, Cayman Islands Branch,

as Administrative Agent and Collateral Agent

Re:	Guaranty of $250,000,000.00 Revolving Credit Facility to Brookfield Residential US Corporation

Ladies and Gentlemen:

We have acted as special counsel to Brookfield Del Mar Builders Inc., a California corporation (“Guarantor”), in connection with the extension to Brookfield Residential US Corporation, a corporation incorporated under the laws of the State of Delaware (“Borrower”), of a Revolving Credit Facility in the maximum aggregate amount of $250,000,000.00 (the “Credit Facility”). The Credit Facility is being extended pursuant to that certain Credit Agreement dated August 2, 2013, by and among Borrower; Brookfield Residential Properties Inc., a Delaware corporation (“Holdings”); the several Lenders named in Schedule A, attached hereto (collectively, the “Lenders”); and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (“Agent”) (the “Credit Agreement”); and to that certain Guaranty dated August 2, 2013 by and among Guarantor, Agent and certain other guarantors of the Credit Facility (the “Guaranty”).

Capitalized terms used herein, unless otherwise defined, shall have the meanings set forth in the Credit Agreement.

In connection with this opinion, we have assumed the authenticity of all records, documents, and instruments submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all records, documents, and instruments submitted to us as copies. We also have assumed that there are no facts or circumstances relating to any other parties that might prevent such other parties from enforcing any of the rights to which our opinion relates (for example, lack of due incorporation, regulatory prohibitions, or failure to qualify to do business in the State of California). We have based our opinion solely on our review of the following records, documents and instruments:

(a) A counterpart of the Credit Agreement executed by Borrower.

(b) A counterpart of the Guaranty executed by Guarantor.

(c) A counterpart of that certain Guarantor Officer’s Certificate, executed and delivered at the Closing; and a true, complete and correct copy of which is attached hereto as Schedule B (the “Officer’s Certificate”).

(d) Guarantor’s Articles of Incorporation, as amended to the date hereof and certified by the Secretary of State of the State of California; and Guarantor’s Bylaws, as amended to the date hereof and certified by an officer of Guarantor.

(e) Certain resolutions relating to the transactions herein referred to, adopted by Guarantor’s Board of Directors.

The documents and instruments listed in items (a) and (b) above are collectively referred to herein as the “Transaction Documents.” The documents and instruments listed in items (c) through (e) above are collectively referred to herein as the “Guarantor Documents.”

In rendering the opinions set forth herein, we also have assumed the following: (a) consideration has been duly given under the Transaction Documents; (b) the Transaction Documents accurately describe the mutual understanding of the parties thereto, and there are no oral or written statements that modify, amend, or vary, or purport to modify, amend, or vary, any of the terms of the Transaction Documents; (c) the information, factual matters, representations and warranties contained in the Transaction Documents, the Guarantor Documents and any other records, certificates and documents that we have reviewed are true, correct and complete, and do not omit to state any matter necessary in order to make the information, factual matters, representations or warranties made, in the light of the circumstances under which they were made, not misleading; and (d) the other parties to Transaction Documents have the proper authority to engage in the transactions described therein and at all times have complied and will comply with the Transaction Documents and related documents and with all applicable requirements governing their actions and will act in a commercially reasonable manner.

Where our opinion relates to our “Knowledge,” such knowledge is based solely on and limited to: (a) our examination of the Transaction Documents and the Guarantor Documents; (b) the actual knowledge of attorneys in this firm who are currently, or have been, involved in substantive legal representation of Guarantor; and (c) the contents of the Officer’s Certificate. With your consent, we have neither: (d) examined or conducted a search of any records of any court, administrative tribunal or other similar entity, or of any other federal or state office in connection with the opinions expressed in Paragraphs 1, 2 and 4(c), below; nor (e) except as described herein, undertaken any investigation or verification of such matters; and no limited inquiry undertaken by us during the preparation of the opinions set forth herein should be regarded as such an investigation or verification.

Based on the foregoing and on our examination of such questions of law as we have deemed necessary or appropriate for the purpose of this opinion, and subject to the limitations and qualifications expressed below, it is our opinion that:

1. Guarantor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California; and has such corporate or other power and authority as may be necessary to own its properties and to carry on such business as, to the best of our Knowledge, is now being conducted by it and as described in the Transaction Documents.

2. To the best of our Knowledge, Guarantor is duly qualified to own property or other assets and to do business as a foreign corporation in good standing in all jurisdictions other than California in which both (a) it owns property or other assets or conducts business, and (b) ownership or lease of property or the conduct of Guarantor’s business in such jurisdiction requires such qualification.

3. Guarantor has duly authorized, executed and delivered the Guaranty; and Guarantor has duly authorized its obligations thereunder, including without limitation, the guaranty contained therein.

4. Neither Guarantor’s execution, delivery and performance of the Guaranty nor the consummation of the transactions described in the Credit Agreement, nor compliance with the terms and provisions thereof, will result in any breach or violation of any of the provisions of either: (a) Guarantor’s Articles of Incorporation or Bylaws or similar organizational documents; or (b) any Federal or California statute applicable to Guarantor or any of its subsidiaries or properties; or (c) to the best of our Knowledge, any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority having jurisdiction over Guarantor or any of its subsidiaries or properties.

5. No consent, approval, authorization, order, registration, qualification or filing of or with any court or arbitrator or governmental or regulatory authority having jurisdiction over Guarantor or any of its subsidiaries or properties is required for the execution, delivery and performance by Guarantor of the Guaranty; or for the compliance by Guarantor with the terms thereof and the consummation of the transactions described in the Credit Agreement; which consent, approval, authorization, order, registration, qualification or filing, in our experience normally would be applicable to general business entities with respect to such execution, delivery or performance of the Credit Agreement and the Guaranty (but we express no opinion relating to the United States federal securities laws or any state securities or Blue Sky laws).

6. Guarantor has the requisite corporate power and authority to execute, deliver and perform its respective obligations under the Guaranty.

The foregoing opinions are qualified as follows:

A. The enforceability of the Transaction Documents is subject to: (i) bankruptcy, insolvency, reorganization, arrangement, moratorium, and other laws of general applicability relating to or affecting creditors’ rights, (ii) limitations imposed by applicable law or public policy on the enforceability of any indemnification provisions, and (iii) the qualification that certain waivers, procedures, remedies, and other provisions of the Transaction Documents may be unenforceable under or limited by applicable law.

B. The enforceability of the Transaction Documents is further subject to the effects of general principles of equity, whether such enforcement is considered in a proceeding in equity or at law. These principles include, without limitation, concepts of commercial reasonableness, materiality, good faith and fair dealing. These principles require the parties to act reasonably, in good faith and in a manner that is not arbitrary or capricious in the administration and enforcement of the Transaction Documents and will preclude them from invoking penalties for defaults that bear no reasonable relation to the damage suffered or that would otherwise work a forfeiture.

C. The effectiveness of indemnities, rights of contribution, exculpatory provisions and waivers of the benefits of statutory provisions contained in the Transaction Documents may be limited on public policy grounds.

D. Any provisions of the Transaction Documents requiring that waivers must be in writing may not be binding or enforceable if a non-executory oral agreement has been created modifying any such provision or an implied agreement by trade practice or course of conduct has given rise to a waiver.

E. In rendering our opinions, we have relied on certain representations, warranties and covenants of Guarantor as set forth in the Transaction Documents and given at Closing. Any variations may affect the opinions we are giving herein.

F. In rendering our opinions, we have relied upon various representations of Guarantor set forth in that certain Guarantor Officer’s Certificate of even date herewith, from Guarantor to us.

G In rendering our opinions, we have not reviewed and express no opinion on: (i) any financial statements or covenants, financial or audit reports or any consents related thereto or similar provisions requiring financial calculations or determinations; (ii) provisions relating to the occurrence of a “material adverse effect” or similar words; (iii) parol evidence bearing on interpretation or construction; (iv) appraisals, reports, studies, assessments or investigations prepared by third parties; or (v) whether Guarantor is exempt from any federal or state taxation.

We express no opinion as to: (a) the effect of any securities, tax, anti-trust, land use, export, safety, environmental, hazardous materials, choice of law, insurance company or banking laws, rules or regulations on any of the foregoing opinions; (b) the effect of any applicable interest rate limitations for loans or forbearances on any of the foregoing opinions; or (c) the effect on Guarantor’s obligations, and any other party’s rights, under the Transaction Documents, of laws relating to fraudulent transfers and fraudulent obligations set forth in Sections 544 and 548 of the federal Bankruptcy Code or California Civil Code Sections 3439 et seq.; or (d) the enforceability, as against Guarantor or any of its subsidiaries, of the Notes, the Guaranty or any of the other Transaction Documents.

The opinions set forth herein are limited to the federal laws of the United States of America and the laws of the State of California. We disclaim any opinion as to the laws of any other jurisdiction and we further disclaim any opinion as to any statute, rule, regulation, ordinance, order or other promulgation of any regional or local governmental body. The opinions set forth herein are based on the law in effect on the date hereof, and we assume no obligations to revise or supplement any of the opinions set forth herein should any such law be changed by legislative action, judicial decision, or otherwise.

We furnish the opinions set forth herein solely as counsel to Guarantor. Only the addressees and their successors and permitted assigns may rely upon it. This letter may not be used, quoted, distributed, circulated or relied upon by any other person or entity for any purpose without our prior written consent.

Respectfully submitted,

CORBETT, STEELMAN & SPECTER

SCHEDULE A

Lenders

Credit Suisse AG, Cayman Islands Branch

Credit Suisse Securities (USA), LLC

Citibank, N.A.

Citigroup Global Markets Inc.

Deutsche Bank AG, New York Branch

Wells Fargo Bank, N.A.

JPMorgan Chase Bank, N.A.

Royal Bank of Canada

SCHEDULE B

Officer’s Certificate

EXHIBIT XIV

FORM OF OPINION OF FIELD LLP

[See attached]

Exh. XIV

2000, 10235-101 street	Edmonton
edmonton AB T5J 3G1	Calgary
PH 780 423 3003 www.fieldlaw.com	Yellowknife

Donald K. Neeland, Q.C.

direct line: 780 423 7660

fax: 780 424 7116

e-mail: dneeland@fieldlaw.com

Assistant: Jo Anne Merritt direct line: 780 423 7667

e-mail: jmerritt@fieldlaw.com

Our File: 140-1459/DKN

August 2, 2013

The Lenders described on Schedule I hereto

- and -

Credit Suisse AG, Cayman Islands Branch,

As Administrative Agent and Collateral Agent

Ladies and Gentlemen:

Brookfield Residential (Alberta) LP and South Seton Limited Partnership

We have acted as counsel on behalf of Brookfield Residential (Alberta) LP ( “BLP”) and Carma Ltd. (“Carma”) and South Seton Limited Partnership (“SLP”) and South Seton GP Inc. (“SGP” and together with BLP, Carma, and SLP the “Guarantors”) and this opinion is furnished to you in connection with the Guaranty granted by the Guarantors entered into pursuant to the Credit Agreement dated as of August 2, 2013 (the “Credit Agreement”) made among Brookfield Residential US Corporation, Brookfield Residential Properties Inc., the Lenders, and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent.

Capitalized terms used but otherwise not defined have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.	Scope of Review

1.1	For the purposes of giving this opinion, we have examined and reviewed an executed copy of the following:

1.1.1	the Guaranty executed by Carma on behalf of BLP and by SGP on behalf of SLP (the “Guaranty”);

1.2

We have also examined and reviewed such other corporate proceedings, records, certificates of public officials and other documents, certified or otherwise identified to our satisfaction, and we have considered such questions of law and have made such investigations and inquiries as we have considered necessary or appropriate for the purpose of this opinion.

2.	Legal System

2.1

The scope of our review is restricted to and this opinion is rendered solely with respect to the laws of the Province of Alberta and the federal laws of Canada having application therein as at the date hereof.

3.	Reliance and Assumptions

3.1

In the examination and consideration of the documents required to deliver this opinion, we have assumed without independent verification, the genuineness of all signatures thereto, the authenticity of all documents submitted to us as originals and the completeness and conformity to authentic original documents of all documents submitted to us as certified or conformed copies, photocopies, telecopies or facsimiles. We have also assumed that the Guaranty has been duly executed by the parties thereto (other than the Guarantors) and constitute legal, valid and binding obligations of the parties thereto under the laws in force in the State of New York by which the Guaranty is governed.

3.2	This opinion is given in reliance upon the following:

(a)

Limited Partnership Agreement dated September 1, 2005 made between Carma and Brookfield Residential Properties Inc. and amendments thereto dated October 12, 2009 and March 31, 2011 (the “Brookfield Limited Partnership Agreement”);

(b)

Certificate of Limited Partnership dated September 2, 2005, and Notices to Amend dated October 12, 2009 and March 31, 2011, and a Trade Name/Partnership Search dated July 29, 2013 for the BLP, issued by the Alberta Registrar of Corporations;

(c)	Certificate of Status dated July 29, 2013 in respect of Carma, issued by the Alberta Registrar of Corporations;

(d)

a certificate of an officer of the BLP dated August 2, 2013, as to certain matters of fact relating to the BLP and certifying resolutions of the directors of Carma, as general partner, for and on behalf of the BLP, authorizing, sanctioning and approving the execution and delivery of the Guaranty and the performance of the BLP of its obligations thereunder;

(e)

Limited Partnership Agreement made between Brookfield Residential (Alberta) LP, JWI Investments LP, Trscott Investments Ltd., Trico Developments 1990 Ltd., Wenzel Developments Inc. and SGP. and amendments thereto dated June 28, 2013 (the “South Seton Limited Partnership Agreement”);

(f)	Certificate of Limited Partnership dated June 13, 2013, and a Trade Name/Partnership Search dated July 29, 2013 for the SLP, issued by the Alberta Registrar of Corporations;

(g)	Certificate of Status dated July 29, 2013 in respect of SGP, issued by the Alberta Registrar of Corporations;

(h)

a certificate of an officer of the SLP dated August 2, 2013, as to certain matters of fact relating to the SLP and certifying resolutions of the directors of SGP, as general partner, for and on behalf of the SLP, authorizing, sanctioning and approving the execution and delivery of the Guaranty, and the performance of the SLP of its obligations thereunder;

copies of each of which are being delivered to you. We have also assumed that the information contained in the certificates referred to in this paragraph 3.2 above have not changed between the effective dates of such certificates and the date of this opinion.

3.3

When used herein, the phrase “our knowledge” means the actual knowledge of the lawyers in our firm who have given substantive attention to the transactions contemplated by the Guarantees and the actual knowledge of the lawyers presently with our firm who have given substantive attention to matters relating to the affairs of the Guarantors, and does not include any imputed, implied, deemed or constructive knowledge of matters or information.

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4.	Opinions

Based upon and subject to the foregoing, and subject to the qualifications hereinafter set forth, we are of the opinion that:

4.1	The BLP and the SLP are each duly organized and validly subsisting limited partnerships formed under the laws of the Province of Alberta.

4.2	Carma is a corporation duly incorporated and validly subsisting under the laws of the Province of Alberta.

4.3	SGP is a corporation duly incorporated and validly subsisting under the laws of the Province of Alberta.

4.4

Each Guarantor has the requisite corporate or partnership power, as the case may be, and capacity to carry on its business as presently conducted by it, and to execute and deliver the Guaranty executed by it, and perform their respective obligations thereunder.

4.5

Each Guarantor has duly authorized, by all necessary corporate or partnership action, as the case may be, the execution and delivery of the Guaranty executed by it, and the performance of its respective obligations thereunder.

4.6	BLP and Carma have each duly executed and delivered the Guaranty.

4.7

The execution or delivery by the Guarantors of the Guaranty and compliance with the terms and provisions thereof, and the performance by the Guarantors of their respective obligations under the Guaranty signed by them will not:

(a)

result in any breach or violation of any of the terms and provisions of its constating documents, its by-laws, limited partnership agreement, any unanimous shareholders agreement or other similar governing document with respect to it; or

(b)

result in the breach or violation of any of the terms and provisions of any law or statute or to our knowledge, any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority applicable to the Guarantors or their properties in the Province of Alberta.

4.8

No consent, approval, authorization, order, registration or qualification of or filing with any court or person or arbitrator or governmental or regulatory authority in the Province of Alberta is required for the execution, delivery and performance by the Guarantors of the Guaranty and compliance by them with the terms thereof and the consummation of the transactions contemplated by the Guaranty.

5.	Qualifications

The opinions expressed herein are subject to the following qualifications:

5.1	We express no opinion as to any registrations, filings, approvals or orders required in respect of the Guaranty or its performance pursuant to securities laws in force in the Province of Alberta.

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6.	Reliance Limitation

This opinion is given solely for the benefit of the addressees hereof and their respective successors and assigns, relates exclusively to the transactions outlined above and may not be used, relied upon or distributed to any other person (other than to a prospective successor or assign, as referred to above) or used in connection with any other transaction without our express prior written consent. This opinion is given as of the date hereof and we disclaim any obligation or undertaking to advise you of a change in law or fact affecting or bearing upon the opinions rendered herein occurring after the date hereof which may come or be brought to our attention.

Yours truly,

FIELD LLP

Donald K. Neeland
DKN/jm
Encl.

4

Schedule I

LENDERS

Credit Suisse Securities (USA) LLC

Citigroup Global Markets Inc.

Citibank, N.A.

Deutsche Bank AG New York Branch

Wells Fargo Bank, N.A.

JPMorgan Chase Bank, N.A.

Royal Bank of Canada

EXHIBIT XV

FORM OF OPINION OF GOODMANS LLP

[See attached]

Exh. XV

[—], 2013

Credit Suisse AG, Cayman Islands Branch

Credit Suisse Securities (USA) LLC

Citigroup Global Markets Inc.

Citibank, N.A.

Deutsche Bank AG New York Branch

Wells Fargo Bank, N.A.

JPMorgan Chase Bank, N.A.

Royal Bank of Canada

Dear Sirs/Mesdames:

Re:	Brookfield Residential Properties Inc. – Credit Agreement and Guaranty

Brookfield Homes (Ontario) Ltd. – Guaranty

We have acted as Canadian counsel to (i) Brookfield Residential Properties Inc. (“BRPI”) in connection with (a) the credit agreement in respect of a $250,000,000 revolving credit facility (the “Credit Agreement”) dated as of [—], 2013 among Brookfield Residential U.S. Corporation, as borrower, BRPI, the lenders party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners, and (b) the guaranty of certain obligations of the borrower under the Credit Agreement (the “Guaranty”) dated as of [—], 2013 in favour of Credit Suisse AG, Cayman Islands Branch, in its capacity as administrative agent and collateral agent under the Credit Agreement, and (ii) Brookfield Homes (Ontario) Limited (“Brookfield Homes”) in connection with the Guaranty.

This opinion is being delivered to you pursuant to paragraph 4.1(D) of the Credit Agreement. Capitalized terms used in this opinion, unless otherwise defined herein, shall have the meanings ascribed thereto in the Credit Agreement.

I.	EXAMINATIONS

In acting as Canadian counsel to BRPI and Brookfield Homes, we have examined executed originals or copies identified to our satisfaction of the following:

(a)	the Credit Agreement;

(b)	the Guaranty;

(c)	the articles and bylaws of BRPI;

(d)	the articles and bylaws of Brookfield Homes;

(e)	certain resolutions of the board of directors of BRPI authorizing, among other things, the execution, delivery and performance of the Credit Agreement and the Guaranty;

(f)	certain resolutions of the board of directors of Brookfield Homes authorizing, among other things, the execution, delivery and performance of the Guaranty;

(g)

an officer’s certificate of BRPI, dated the date hereof, regarding, inter alia, the articles and bylaws of BRPI, certain resolutions of the board of directors of BRPI and as to certain factual matters (the “BRPI Officer’s Certificate”);

(h)

an officer’s certificate of Brookfield Homes, dated the date hereof, regarding, inter alia, the articles and bylaws of Brookfield Homes, certain resolutions of the board of directors of Brookfield Homes and as to certain factual matters (the “Brookfield Homes Officer’s Certificate”, and together with the BRPI Officer’s Certificate, the “Officer’s Certificates”); and

(i)	a certificate of status dated July 29, 2013 issued in respect of BRPI and certificate of status dated July 29, 2013 issued in respect of Brookfield Homes (together, the “Certificates of Status”).

II.	ASSUMPTIONS AND RELIANCE

We have conducted such investigations and examinations as we have deemed necessary to give the opinions hereinafter expressed, and we have examined originals, or copies identified to our satisfaction, of such minute books and other records of BRPI and Brookfield Homes, certificates of directors, officers and public officials and such other resolutions, certificates and documents as we have deemed necessary to give the opinions hereinafter expressed, including:

(a)	the Officer’s Certificates; and

(b)	the Certificates of Status.

We have relied exclusively on the Officer’s Certificates with respect to the accuracy of the respective factual matters contained therein.

For purposes of the opinions expressed herein, we have assumed, without independent verification or inquiry:

(a)

with respect to all documents examined by us, the legal capacity of all individuals to execute and deliver such documents, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, telecopied, photocopied, facsimile or electronically transmitted copies;

(b)	that the Certificates of Status were complete and accurate as of the date and time of search and continue to be complete and accurate as of the date hereof;

(c)

that each of the parties (other than BRPI and Brookfield Homes) to each of the Credit Agreement and the Guaranty is validly existing under the laws of the jurisdiction of its incorporation or formation, as applicable, and has all requisite corporate or other power and capacity to enter into, execute and deliver each of the Credit Agreement and the Guaranty and to do and perform all acts, obligations and things as required or contemplated to be done thereby, has taken all necessary action to duly authorize the execution and delivery of each of the Credit Agreement and the Guaranty, the observance and performance of its obligations thereunder, has duly executed each of the Credit Agreement and the Guaranty and has duly delivered the same to each of the other parties thereto and any others (as applicable);

(d)

that each of the Credit Agreement and the Guaranty constitutes a legal, valid and binding obligation of each respective party thereto (other than BRPI and Brookfield Homes) enforceable against such party in accordance with its terms;

(e)

that there are no extrinsic agreements or understandings among the parties the Credit Agreement or the Guaranty that would modify or interpret the terms of the thereof or the respective rights or obligations of the parties thereunder; and

(f)

that, insofar as any obligations under each of the Credit Agreement or the Guaranty are to be performed in, or otherwise governed by the laws of, any jurisdiction outside the Province of Ontario (the “Province”), its performance will not be illegal or unenforceable by virtue of the laws of such other jurisdictions.

In expressing the opinions set forth in paragraph V.1 and V.2 below, we have relied solely on the Certificates of Status.

As to various questions of fact material to the opinions rendered herein and which were not independently established by us, we have relied exclusively and without independent verification upon certificates and correspondence of public officials and the Officer’s Certificates.

III.	LAWS

We are solicitors qualified to practice law in the Province. We have not made an examination of the laws of any jurisdiction other than the laws of the Province and the federal laws of Canada applicable therein (the “Applicable Laws”) and we do not express or imply any opinion in respect of the laws or any matters governed by any laws other than the Applicable Laws which are in effect on the date hereof and we assume no obligation to update these opinions to take into account any changes in laws or facts after the date hereof.

IV.	QUALIFICATIONS

The opinions expressed below are subject to the following qualifications, limitations and restrictions:

(a)

the legality, validity, enforceability and binding nature of any document may be limited by the application of bankruptcy, insolvency, winding-up, reorganization, arrangement, moratorium or other similar laws relating to or affecting creditors’ rights generally and the equitable or statutory power of the courts to stay proceedings before them, to stay the execution of judgments and to grant relief against forfeiture;

(b)

the validity, enforceability and binding nature of any document is subject to and may be limited by general principles of equity, including the principle that the granting of equitable remedies such as specific performance is subject to the discretion exercisable by courts of competent jurisdiction;

(c)	we express no opinion with respect to:

(i)	the effect of any provision of any document which purports to allow the severance of invalid, illegal or unenforceable provisions or restrict their effect;

(ii)	the validity, binding nature or enforceability of any provision of any document which suggests that modifications, amendments or waivers that are not in writing will not be effective;

(iii)	any provision of any document which purports to waive an obligation which would be prohibited by law; or

(iv)	as to the enforceability of the Credit Agreement or the Guaranty or any provision thereof;

(d)

a court in the Province of Ontario may decline to enforce provisions in any document which purports to allow a determination, calculation or certificate of any party thereto as to any matter provided for therein to be final, conclusive or binding upon any other party thereto if such determination is found to be inaccurate on its face or to have been reached or made on any arbitrary or fraudulent basis;

(e)

a court in the Province of Ontario may decline to enforce rights of indemnity and contribution under the Credit Agreement or the Guaranty to the extent that they are found to be contrary to public policy; and

(f)	except as provided herein, we express no opinion on any document referenced in the Credit Agreement and the Guaranty.

V.	OPINIONS

Based and relying upon and subject to the foregoing, we are of the opinion that as at the date hereof:

1.

BRPI is validly existing as a corporation in good standing under the laws of the Province of Ontario, with corporate power and authority to execute, deliver and perform its obligations under the Credit Agreement and the Guaranty.

2.

Brookfield Homes is validly existing as a corporation in good standing under the laws of the Province of Ontario, with corporate power and authority to execute, deliver and perform its obligations under the Credit Agreement and the Guaranty.

3.	The Credit Agreement and the performance of the obligations of BRPI thereunder have been duly authorized, and the Credit Agreement has been duly executed and delivered by BRPI.

4.

The Guaranty and the performance of obligations of each of BRPI and Brookfield Homes thereunder have been duly authorized, and the Guaranty has been duly executed and delivered by each of BRPI and Brookfield Homes.

5.

No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by BRPI and Brookfield Homes of the Credit Agreement and/or the Guaranty, as applicable.

6.

The execution, delivery and performance of the Credit Agreement and/or the Guaranty, as applicable, and the consummation of the transactions contemplated therein in compliance with the terms and provisions thereof will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of BRPI, Brookfield Homes or any of their respective subsidiaries pursuant to the charter or by-laws of BRPI, Brookfield Homes or any of their respective subsidiaries, any statute, rule, regulation or order of any governmental agency or body or any court having jurisdiction over BRPI, Brookfield Homes or any of their respective subsidiaries or any of their properties.

7.	Neither BRPI nor Brookfield Homes is in violation of its charter or by-laws.

8.

A court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give effect to the choice of the law of the State of New York (“New York law”) as the governing law of the Credit Agreement and the Guaranty, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term as is understood under the laws of the Province of Ontario and the laws of Canada applicable therein (“Public Policy”). We have no reason to believe that the choice of New York law to govern the Credit Agreement and the Guaranty (except as to provisions in the Credit Agreement and Guaranty providing for indemnity or contribution, as to which no opinion is expressed) would not be bona fide or would be contrary to Public Policy.

9.

If the Credit Agreement or Guaranty is sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, an Ontario Court would, subject to section 8 above, recognize the choice of New York law and, upon appropriate evidence as to such law being adduced, apply such law with respect to those matters which under the laws of the Province of Ontario are to be determined by the proper law of the Credit Agreement or Guaranty (and in particular, but without limitation, not with respect to matters of procedure), provided that none of the provisions of the Credit Agreement or Guaranty, or of applicable New York law, is contrary to Public Policy and that those laws are not foreign revenue or penal laws; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and an Ontario Court will retain discretion to decline to hear such action if it is contrary to Public Policy for it to do so, or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere, and an Ontario Court may not enforce an obligation enforceable under New York law where performance of the obligation would be illegal by the law of the place of performance.

10.

In an action on a final and conclusive judgment in personam of any federal or state court in the State of New York (a “New York Court”) that is not impeachable as void or voidable under New York law, an Ontario Court would give effect to the appointment by BRPI and Brookfield Homes of Brookfield Residential US Corporation, Attn: Corporate Secretary, with offices at 200 Vesey Street, 10th Floor, 3 World Financial Center, New York, NY 10281 (or any successor) as its agent to receive service of process in the United States of America under the Credit Agreement and Guaranty and to the provisions in the Credit Agreement and Guaranty whereby BRPI and Brookfield Homes, as applicable submit to the non-exclusive jurisdiction of a New York Court.

The opinions expressed above are rendered solely for the benefit of the addressees hereof in connection with the Credit Agreement and the Guaranty and may not be used or relied upon by such addressees for any other purpose or used or relied upon by any other person for any purpose whatsoever without our prior written consent.

Yours very truly,

EXHIBIT XVI

FORM OF OPINION OF GREENBERG TRAURIG LLP

[See attached]

Exh. XVI

August     , 2013

Credit Suisse AG, Cayman Islands Branch (the “Administrative Agent”), as administrative agent and collateral agent for the Lenders described in Schedule A hereto (the “Lenders”)

Eleven Madison Avenue

New York, N.Y. 10010-3629

Re:	Credit Facility for Loans not to exceed U.S. $250,000,000 from Lenders to Brookfield Residential US Corporation (“Borrower”)

Ladies and Gentlemen:

We have acted as special Colorado counsel to Brookfield (Colorado) Management LLC, a Colorado limited liability company (“Colorado Guarantor”), and to Brookfield (Texas) Management LLC, a Colorado limited liability company (“Texas Guarantor” and, together with the Colorado Guarantor, the “Guarantors” and each, a “Guarantor”) in connection with the execution and delivery of the following documents, each dated as of July     , 2013, unless otherwise noted:

I.

Credit Agreement by and among the Borrower, Brookfield Residential Properties Inc., the Guarantors, and the Administrative Agent, as administrative agent and collateral agent of the Lenders (“Credit Agreement”); and

II.	The Guaranty executed by the Guarantors (the “Guaranty”).

Items (i) through (ii) above are collectively referred to herein as the “Loan Documents.” We have also conducted such other investigations of fact and law as we have deemed necessary or advisable for purposes of this opinion and examined and relied upon: (a) the representations and warranties set forth in the Credit Agreement; and (b) the originals, or copies certified or otherwise identified to our satisfaction, of such documents, company records, certificates of public officials and other instruments, including the following documents:

1.	Documents of the Colorado Guarantor:

(a)	Articles of Organization filed in the office of the Secretary of State of the State of Colorado on August 6, 2012;

(b)	Limited Liability Company Agreement dated August 6, 2012;

(c)	Certificate of Good Standing issued by the Secretary of State of the State of Colorado on June 25, 2013; and

(d)	Action by Consent of the Member dated as of June 17, 2013.

2.	Documents of the Texas Guarantor:

(a)	Articles of Organization filed in the office of the Secretary of State of the State of Colorado on September 5, 2012;

(b)	Limited Liability Company Agreement dated September 5, 2012;

(c)	Certificate of Filing of Application for Registration of a Foreign Limited Liability Company issued by the Secretary of State of the State of Texas on September 10, 2012;

(d)	Certificate of Good Standing issued by the Secretary of State of the State of Colorado on June 25, 2013;

(e)	Certificate of Account State issued by the Texas Comptroller of Public Accounts dated June 12, 2013; and

(f)	Action by Consent of the Member dated as of June 17, 2013.

Assumptions

In rendering this opinion, we have assumed that:

(a) That each of the Administrative Agent and the Lenders are duly incorporated, validly existing, and in good standing under applicable state and federal laws, with the power to carry on its business, to enter into the Loan Documents, and to consummate the transactions contemplated by the Loan Documents.

(b) The genuineness of all signatures appearing in the Loan Documents (other than that of each Guarantor) and that all natural persons who are signatories to any of the Loan Documents were legally competent at the time of execution thereof.

(c) The authenticity of the Loan Documents furnished for our examination as originals and conformity to original Loan Documents of all the Loan Documents furnished to us as copies.

(d) That no party to the transactions contemplated by the Loan Documents has fraudulently induced any other party to become a party to any of the Loan Documents.

(e) The authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed or photostatic copies.

Opinions

Upon the basis of the foregoing and subject to the qualifications hereinafter stated, we are of the opinion that, under applicable law in effect on the date of this opinion:

1. Each Guarantor has been duly organized, is validly existing and has such power and authority to carry on its business and own its property and assets in each of the jurisdictions in which such Guarantor is doing business;

2. Each Guarantor is existing and in good standing under the laws of the State of Colorado and each Guarantor is duly qualified to do business as a foreign limited liability company in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification;

3. Each of the Loan Documents and the respective obligations of each Guarantor thereunder has been duly authorized, and each of the Loan Documents has been duly executed and delivered by each Guarantor;

4. The execution, delivery and performance by each Guarantor of the Guaranty and the Credit Agreement and performance of its obligations thereunder and the consummation of the transactions and compliance with the terms and provisions thereof contemplated by the Guaranty and the Credit Agreement will not (A) result in the breach or violation of any of the terms and provisions of the articles of organization or the limited liability company agreement of such Guarantor; or (B) result in the breach or violation of any of the terms and provisions of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority applicable to such Guarantor or any of its properties;

5. No consent, approval, authorization or order of, or filing with, any person (including any governmental agency or body or any court) is required for the execution, delivery and performance by each Guarantor of each of the Loan Documents and compliance by such Guarantor with the terms thereof and the consummation of the transactions contemplated by the Guaranty, or the consummation of the transactions contemplated by the Credit Agreement; and

6. Each Guarantor has the requisite power and authority to execute, deliver and perform their respective obligations under the Guaranty and the Credit Agreement.

Qualifications

The opinions expressed above are subject to the following qualifications:

A. We are not general counsel to the Guarantors and we are not familiar with every transaction in which the Guarantors are involved. In addition, we are not familiar with, nor have we reviewed, every document, agreement, instrument, order, decree or judgment to which the Guarantors are a party or by which they may be bound. We call your attention to the fact that our engagement in this matter has been limited to representing the Guarantors in connection with the review of the Loan Documents, and there may be matters of a legal nature that could have a bearing on the ability of each Guarantor to perform under the Loan Documents and/or on the ability of each Guarantor to perform under the Guaranty with respect to which we have not been consulted, and as to those matters or their possible effect upon any Guarantor and/or this transaction, we express no opinion.

B. We express no opinion with respect to the character of the transaction or the rights and obligations of the parties arising out of or related to any tax, accounting, financial reporting or regulatory rule or consequence (securities or otherwise).

C. While certain members of our firm are admitted to practice in other states, we have not examined the laws of any state other than Colorado or consulted with members of our firm who are admitted in other jurisdictions with respect to the laws of such jurisdictions. Accordingly, the opinions contained herein are based only on the laws of the State of Colorado and applicable Federal laws, and no opinion is expressed with regard to any matter that may concern or purport to be governed by the laws of any other jurisdiction.

D. The opinions set forth herein are based on laws, rules and regulations in effect on the date of this opinion letter and facts and circumstances existing as of this date. We express no opinion as to facts and circumstances or changes in laws that may occur subsequent to the date hereof. We undertake no, and expressly disclaim any, obligation to inform you of changes in facts and circumstances or changes in the law occurring subsequent to the date hereof. We have assumed the validity of all laws and regulations implementing them.

We are furnishing this opinion to you solely as special Colorado counsel for each Guarantor in connection with the Loan Documents, and this opinion may not be used, circulated, quoted, relied upon or otherwise referred to by any other person other than the Lenders, the Administrative Agent, and their successors and assigns with respect to the Loan Documents, or for any other purpose without the prior written consent of the undersigned.

This opinion is limited to the laws of the State of Colorado and the applicable federal laws of the United States of America.

Very truly yours,

Schedule A

Credit Suisse AG, Cayman Islands Branch

Credit Suisse Securities (USA) LLC

Citigroup Global Markets Inc.

Citibank, N.A.

Deutsche Bank AG New York Branch

Wells Fargo Bank, N.A.

JPMorgan Chase Bank, N.A.

Royal Bank of Canada

EXHIBIT XVII

FORM OF OPINION OF SHULMAN, ROGERS, GANDAL, PORDY & ECKER, PA

[See attached]

Exh. XVII

August     , 2013

The Lenders described on

Schedule A hereto

Re:

Coscan Columbia, Inc., a Maryland corporation (“Coscan”), Keswick Homes, L.L.C., a Maryland limited liability company (“Keswick”), and Brookfield Management Washington, L.L.C., a Virginia limited liability company (“BMW”)

Our File No. 121567.00004

Ladies and Gentlemen:

We have acted as special local counsel to Coscan, Keswick and BMW (each a “Local Guarantor” and collectively, the “Local Guarantors”) in connection with the guarantee by the Local Guarantors of certain obligations (the “Transaction”) of Brookfield Residential US Corporation, a corporation organized under the laws of the State of Delaware (the “Borrower”) under that certain Credit Agreement dated as of August     , 2013 (the “Credit Agreement”) among Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent of the Lenders (the “Agent”), Borrower, and Brookfield Residential Properties Inc., a corporation organized under the laws of Ontario, Canada. Capitalized terms used herein, and not otherwise defined herein, have their respective meanings given them in the Credit Agreement. This opinion is being delivered at the request of the Local Guarantors pursuant to Section 4.1.D of the Credit Agreement.

I.	Documents Reviewed and Matters Considered

In rendering this opinion, we have reviewed executed copies of the following documents (all of which are collectively called the “Documents”):

(a) Credit Agreement;

(b) Guaranty dated as of August     , 2013 made by the Local Guarantors and others in favor of the Agent on behalf of the Secured Parties (the “Guaranty”);

(c) copies of the Articles of Incorporation and Bylaws (each as amended) of Coscan (the “Coscan Governing Documents”);

August     , 2013

(d) copies of the Articles of Organization and Operating Agreement (each as amended) of Keswick (the “Keswick Governing Documents”);

(e) copies of the Articles of Organization and Operating Agreement (each as amended) of BMW (the “BMW Governing Documents”);

(f) copies of records of the proceedings and actions of the Board of Directors of Coscan, the Member Manager of Keswick and the Member Manager of BMW relating to the approval of the Transaction and the Guaranty;

(g) Status Certificate of Coscan from the Maryland State Department of Assessments and Taxation (“SDAT”) dated June 17, 2013 to the effect that Coscan is existing under and by virtue of the laws of the State of Maryland and is in good standing to transact business;

(h) Status Certificate of Keswick from SDAT dated June 4, 2013 to the effect that Keswick is existing under and by virtue of the laws of the State of Maryland and is in good standing to transact business;

(i) Status Certificate of BMW from the Virginia State Corporation Commission dated May 30, 2013 to the effect that BMW is existing under and by virtue of the laws of the Commonwealth of Virginia and is in good standing to transact business;

(j) certificates of an officer of Coscan, an authorized person from Keswick, and an authorized person from BMW dated as of the date hereof, as to such matters as we deem necessary and appropriate to enable us to render this opinion letter; and

(k) such other documents and matters as we have deemed necessary and appropriate to render the opinions set forth in this letter, subject to the assumptions, qualifications, and limitations noted below.

II.	Definition of “Knowledge”

In basing the opinions and other matters set forth herein on “our knowledge,” the words “our knowledge” and similar language used herein signify that, in the course of our representation of the Local Guarantors in matters with respect to which we have been engaged by the Local Guarantors as counsel, no information has come to our attention that would give us actual knowledge or actual notice that any such opinions or other matters are not accurate or that any of the foregoing documents, certificates, reports, and information on which we have relied are not accurate and complete. Except as otherwise stated herein, we have undertaken no independent investigation or verification of such matters other than obtaining customary factual certifications from the Local Guarantors to enable us to render this opinion letter. The words “our knowledge” and similar language used herein are limited to the knowledge of the lawyers within our firm who are involved in the Transaction, or who have worked on matters on behalf of the Local Guarantors and are currently at the firm.

August     , 2013

III.	Assumptions

In reaching the opinions set forth below, we have assumed the following:

(a) Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

(b) All Documents submitted to us as originals are authentic. All Documents submitted to us as certified, photostatic, or other copies conform to the original documents. All Documents upon which we have relied are accurate and complete. All public records reviewed or relied upon by us or on our behalf are true and complete and remain so as of the date of this letter.

(c) The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered.

(d) All representations, warranties, statements and information contained in the Guaranty are accurate and complete.

(e) All signatures on the Guaranty and any other documents submitted to us for examination are genuine.

(f) Each individual executing a certificate is authorized to do so and has knowledge about all matters stated therein. The contents of each such certificate are accurate and complete and remain so as of the date of this letter.

IV.	Opinions

Based on our review of the foregoing and subject to the assumptions, qualifications and limitations set forth herein, it is our opinion, as of the date of this letter, that:

1. Coscan is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland, with corporate power and authority to own its property and conduct its business.

2. Keswick is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Maryland, with limited liability company power and authority to own its property and conduct its business.

3. BMW is a limited liability company duly formed, validly existing and in good standing under the laws of the Commonwealth of Virginia, with limited liability company power and authority to own its property and conduct its business.

August     , 2013

4. The Guaranty, and the respective obligations of each of the Local Guarantors thereunder has been duly authorized, and the Guaranty has been duly executed and delivered by each such Local Guarantor.

5. The execution, delivery and performance by each of the Local Guarantors of the Guaranty and compliance with the terms and provisions thereof, and the guarantee of the Borrower’s Obligations under the Credit Agreement by each of the Local Guarantors, will not result in:

(a) the breach or violation of any of the terms and provisions of the Coscan Governing Documents, the Keswick Governing Documents or the BMW Governing Documents; or

(b) the breach or violation of any of the terms and provisions of the Maryland General Corporation Law, the Maryland Limited Liability Company Act, or the Virginia Limited Liability Company Act; or

(c) the breach or violation of any of the terms and provisions of any judgment, order, writ or decree of any court, or arbitrator, or governmental or regulatory authority binding on the Local Guarantors or to which the Local Guarantors or any of their subsidiaries or properties is subject and (i) which is of specific application to such Local Guarantor, and (ii) of which we have knowledge.

6. Each of the Local Guarantors has the requisite corporate or limited liability company power and authority to execute, deliver and perform its obligations under the Guaranty.

7. No consent, approval, authorization or order of, or filing with, any person (including any governmental agency or body or any court) is required for the execution, delivery and performance by the Local Guarantors of the Guaranty and compliance by such Local Guarantor with the terms thereof and the consummation of the transactions contemplated thereby, or the consummation of the transactions contemplated by the Credit Agreement.

8. Each of the Local Guarantors has the full corporate or limited liability company power and authority to guarantee the Borrower’s Obligations under the Credit Agreement.

V.	Qualifications

In addition to the qualifications set forth above, the opinions set forth herein are also subject to the following qualifications:

(i) We express no opinion as to any consent, approval, authorization, or other action or filing necessary or required for the ongoing operation of the business of the Local Guarantors.

(ii) We express no opinion as to any consent, approval, authorization, or other action by, or filing with any county, city or other municipality or any other local government agency.

August     , 2013

(iii) Our opinion in Paragraph IV. 7 regarding consents and approvals is based upon our consideration of only those consents, approvals, authorizations, orders, registrations, declarations or filings required under those statutes, rules or regulations of the State of Maryland and the Commonwealth of Virginia, if any, that, in our experience, are normally applicable to the Transaction.

(iv) Unless otherwise expressly stated in the opinion, we express no opinion with respect to the laws and regulations relating to health and safety, labor, employment, employee benefits, or land use and subdivision; Federal Reserve Board margin regulations; antitrust laws of the United States or any state; securities laws of the United States (including the Trust Indenture Act) or any state; or the tax laws of the United States or any state.

VI.	Limitations

(A) We express no opinion as to the laws of any jurisdiction other than the laws of the State of Maryland, the Commonwealth of Virginia and the federal laws of the United States. The opinions expressed herein concern only the effect of the laws (excluding the principles of conflict of laws) of the State of Maryland, the Commonwealth of Virginia and the federal laws of the United States as currently in effect.

(B) We assume no obligation to supplement our opinions if any applicable law changes after the date of this letter or if we become aware of any facts that might change the opinions expressed in this letter after the date of this letter.

(C) The opinions expressed in this letter are limited to the matters set forth in this letter, and no other opinions shall be implied or inferred beyond the matters expressly stated.

(D) The opinions expressed in this letter are solely for the use of the Lenders (and their respective successors and assigns), and these opinions may not be relied on by any other persons without our prior written approval. Successors and assigns may only rely on these opinions to the extent such reliance is actual and reasonable and is not based on different or changing facts or circumstances

Very truly yours,
Shulman, Rogers, Gandal, Pordy & Ecker, P.A.

cc:	Local Guarantors

August     , 2013

Schedule A

Credit Suisse AG, Cayman Islands Branch

Credit Suisse Securities (USA) LLC

Citigroup Global Markets Inc.

Citibank, N.A.

Deutsche Bank AG, New York Branch

Wells Fargo Bank, N.A.

JPMorgan Chase Bank, N.A.

Royal Bank of Canada

SCHEDULE 2.1

COMMITMENTS

Lenders	Pro Rata Percentage	Revolving Credit Commitment
Credit Suisse AG, Cayman Islands Branch	20.0%	$50,000,000.00
Wells Fargo Bank, N.A.	20.0%	$50,000,000.00
Citibank, N.A.	20.0%	$50,000,000.00
Deutsche Bank AG New York Branch	20.0%	$50,000,000.00
JPMorgan Chase Bank, N.A.	10.0%	$25,000,000.00
Royal Bank of Canada	10.0%	$25,000,000.00
Total	100.0%	$250,000,000.00

SCHEDULE 3.1

LETTER OF CREDIT COMMITMENTS

Lender	Pro Rata Percentage	Letter of Credit Commitment
Credit Suisse AG, Cayman Islands Branch	20.0%	$20,000,000.00
Wells Fargo Bank, N.A.	20.0%	$20,000,000.00
Citibank, N.A.	20.0%	$20,000,000.00
Deutsche Bank AG New York Branch	20.0%	$20,000,000.00
JPMorgan Chase Bank, N.A.	10.0%	$10,000,000.00
Royal Bank of Canada	10.0%	$10,000,000.00
Total	100%	$100,000,000.00

SCHEDULE 4.1

CERTAIN DEBT AND LETTERS OF CREDIT

1.

Debt and letters of credit under the Credit Agreement, dated as of June 22, 2007, as amended from time to time, by and among Brookfield Homes (Ontario) Limited, as Borrower, and Royal Bank of Canada, as Lender.

SCHEDULE 5.1C

SUBSIDIARIES OF HOLDINGS

[DELETED]

[The list of subsidiaries has been deleted for confidentiality reasons.]

SCHEDULE 5.15

INSURANCE

Insurer	Coverage
ACE American Insurance Company	Commercial General Liability

Caitlin Group	Commercial General Liability

Evanston Insurance Company	Commercial General Liability

Underwriters at Lloyd’s of London	General Liability (1st Layer Excess)

Aspen Insurance UK Ltd.	General Liability (2nd Layer Excess)

Chartis Insurance Company	Directors & Officers Liability

National Union Fire Insurance Company of Pittsburgh, PA	Directors & Officers Liability

Darwin National Assurance Company	Directors & Officers Liability

Old Republic Insurance Company	Workers Compensation

Guarantee Company of North America	Crime

American International Specialty Lines	Pollution Liability

Evanston Insurance Company	Contractors Pollution Liability

Evanston Insurance Company	Environmental Impairment Liability

Liberty Underwriters of Canada	Automobile

Liberty Mutual Insurance Company	Automobile

Great American Insurance Company of New York	Commercial Property

Westport Insurance Corporation	Property and Builder’s Risk

Travelers Indemnity Company	Contractors’ Equipment

Travelers Indemnity Company	Remediation Equipment

Great American Insurance Company of New York	Hull & Machinery Protection

Starr Indemnity & Liability Company	Hull & Machinery Protection

SCHEDULE 6.9

TRANSACTIONS WITH AFFILIATES

[DELETED]

[The list of transactions with affiliates has been deleted for confidentiality reasons.]

SCHEDULE 7.1A

CERTAIN EXISTING INDEBTEDNESS

[DELETED]

[The list of certain existing indebtedness has been deleted for confidentiality reasons.]

SCHEDULE 7.1

EXISTING LIENS

[None.]

SCHEDULE 7.2

CERTAIN EXISTING INVESTMENTS

[DELETED]

[The list of certain existing investments has been deleted for confidentiality reasons.]